As filed with the Securities and Exchange Commission on June 4, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1933 Act File No. 333-162592

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 7	☒

GLADSTONE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

1521 WESTBRANCH DRIVE, SUITE 200

MCLEAN, VA 22102

(Address of principal executive offices)

Registrant’s telephone number, including area code: (703) 287-5800

DAVID GLADSTONE

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

GLADSTONE CAPITAL CORPORATION

1521 WESTBRANCH DRIVE, SUITE 200

MCLEAN, VIRGINIA 22102

(Name and address of agent for service)

COPIES TO:

THOMAS R. SALLEY

DARREN K. DESTEFANO

COOLEY LLP

ONE FREEDOM SQUARE

RESTON TOWN CENTER

11951 FREEDOM DRIVE

RESTON, VIRGINIA 20190

(703) 456-8000

(703) 456-8100 (facsimile)

Approximate date of proposed public offering: From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☒	When declared effective pursuant to Section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 4, 2012

PROSPECTUS

$300,000,000

COMMON STOCK

PREFERRED STOCK

SUBSCRIPTION RIGHTS

WARRANTS

DEBT SECURITIES

We may offer, from time to time, up to $300,000,000 aggregate initial offering price of our common stock, $0.001 par value per share, preferred stock, $0.001 par value per share, subscription rights, warrants representing rights to purchase shares of our common stock, or debt securities, or a combined offering of these securities, which we refer to in this prospectus collectively as our Securities, in one or more offerings. The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. In the case of our common stock and warrants or rights to acquire such common stock hereunder, the offering price per share of our common stock by us, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing common stockholders, (ii) with the consent of the holders of the majority of our outstanding stock, or (iii) under such other circumstances as the Securities and Exchange Commission may permit. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such Securities. Our common stock is traded on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “GLAD.” As of May 31, 2012, the last reported sales price for our common stock was $7.40. Our 7.125% Series 2016 Term Preferred Stock is also traded on the NASDAQ under the symbol “GLADP.” As of May 31, 2012, the last reported sales price for our 7.125% Series 2016 Term Preferred Stock was $25.89.

This prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website located at www.gladstonecapital.com. See “Additional Information.” This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

An investment in our Securities involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page 8. Common shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss to purchasers of our Securities. You should carefully consider these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our Securities.

The Securities being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

, 2012

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement as if we had authorized it. This prospectus and any prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any prospectus supplement is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It likely does not contain all the information that is important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred. Except where the context suggests otherwise, the terms “we,” “us,” “our,” the “Company” and “Gladstone Capital” refer to Gladstone Capital Corporation; “Adviser” refers to Gladstone Management Corporation; “Administrator” refers to Gladstone Administration, LLC; “Gladstone Commercial” refers to Gladstone Commercial Corporation; “Gladstone Investment” refers to Gladstone Investment Corporation; “Gladstone Land” refers to Gladstone Land Corporation; “Gladstone Securities” refers to Gladstone Securities, LLC; and “Gladstone Companies” refers to our Adviser and its affiliated companies.

GLADSTONE CAPITAL CORPORATION

General

We were incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001 and completed our initial public offering on August 24, 2001. We operate as a closed-end, non-diversified management investment company and we have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). For federal income tax purposes, we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We currently continue to qualify as a RIC for federal income tax purposes and obtain favorable RIC tax treatment by meeting certain requirements, including certain minimum distribution requirements.

We seek to invest in small and medium-sized private United States (“U.S.”) businesses that meet certain criteria, including some but not necessarily all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity positions, if any. We anticipate that liquidity in our equity position will be achieved through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants. However, there can be no assurance that we will always have these rights. We lend to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control. We invest either by ourselves or jointly with other funds or management of the borrower, depending on the opportunity. If we are participating in an investment with one or more co-investors, our investment is likely to be smaller than if we were to investing alone. Our loans typically range from $5 million to $20 million and generally mature in no more than seven years.

Because the majority of the loans in our portfolio consist of term debt of private U.S. companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. Investors should assume that these loans would be at rates below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds and may be considered high risk as compared to investment-grade debt instruments.

Our Investment Strategy

We were established to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes and senior subordinated notes, of established private U.S. businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, we may acquire from others existing loans that meet this profile. We also seek to provide our stockholders with long-term capital growth through appreciation in the value of warrants or other equity instruments that we may receive when we make loans.

We expect that our target portfolio over time will primarily include the following three categories of investments in private U.S. companies:

•

Senior Loans: We seek to invest a portion of our assets in senior notes of borrowers. Using its assets as collateral, the borrower typically uses senior notes to cover a substantial portion of the funding needed to operate. The collateral usually takes the form of first priority liens on the assets of the portfolio company. Senior lenders are exposed to the least risk of all providers of debt because they command a senior position with respect to scheduled interest and principal payments and assets of the borrower. However, unlike senior subordinated lenders, these senior lenders typically do not receive any stock, warrants to purchase stock of the borrowers or other yield enhancements. As such, they generally do not participate in the equity appreciation of the value of the business. Senior notes may include revolving lines of credit, senior term loans, senior syndicated loans and senior last-out tranche loans and generally are at variable interest rates in relation to the London Interbank Offered Rate (“LIBOR”). These loans typically are structured with interest rate floors to protect against declining interest rates.

•

Senior Subordinated Loans: We seek to invest a portion of our assets in senior subordinated notes, which include second lien notes. Holders of senior subordinated notes, which are typically unsecured, are subordinated to the rights of holders of senior debt in their right to receive principal and interest payments or, in the case of last out tranches of senior debt, liquidation proceeds from the borrower. As a result, senior subordinated notes are riskier than senior notes. Although such loans are sometimes secured by significant collateral (assets of the borrower), the lender is largely dependent on the borrower’s cash flow for repayment. Additionally, lenders may receive warrants to acquire shares of stock in borrowers or other yield enhancements in connection with these loans. Senior subordinated notes include second lien loans and syndicated second lien loans. We typically structure these senior subordinated loans with variable interest rates in relation to the LIBOR with interest rate floors to protect against declining interest rates.

•

Junior Subordinated Loans: We also seek to invest a small portion of our assets in junior subordinated notes, which include mezzanine notes. Holders of junior subordinated notes are subordinated to the rights of the holders of senior debt and senior subordinated debt in their rights to receive principal and interest payments from the borrower and the assets of the borrower. The risk profile of junior subordinated notes is high, which permits the junior subordinated lender to obtain higher variable interest rates and more equity and equity-like compensation.

•

Preferred and Common Equity/Equivalents: While not a primary focus of our investment strategy, from time to time we also receive yield enhancements in connection with some of our loans, which include warrants to purchase stock or success fees. A portion of our portfolio consists of equity investments that were part of a larger initial investment in a private company. Additionally, we also have equity investments derived from restructurings on some of our investments.

Our Investment Adviser and Administrator

Gladstone Management Corporation (our “Adviser”) is our affiliate, investment adviser, and a privately-held company led by a management team which has extensive experience in our lines of business. Our Adviser’s affiliate, a privately-held company, Gladstone Administration, LLC (our “Administrator”), employs our chief financial officer, chief compliance officer, internal legal counsel and their respective staffs. Excluding our chief financial officer and treasurer and chief accounting officer, all of our executive officers serve as directors or executive officers, or both, of the following of our affiliates: Gladstone Commercial Corporation (“Gladstone Commercial”), a publicly-traded real estate investment trust; Gladstone Investment Corporation (“Gladstone Investment”), a publicly-traded BDC and RIC; our Adviser; and our Administrator. Our chief financial officer and treasurer also serves as an executive officer of Gladstone Investment.

Our Adviser and Administrator also provide investment advisory and administrative services, respectively, to certain of our affiliates, including, but not limited to, Gladstone Commercial; Gladstone Investment; Gladstone Partners Fund, L.P. (“Gladstone Partners”), a private partnership fund formed primarily to co-invest with us and Gladstone Investment; Gladstone Land Corporation (“Gladstone Land”), a private agricultural real estate company owned by David Gladstone, our chairman and chief executive officer; and Gladstone Lending Corporation (“Gladstone Lending”), a private corporation that was formed to primarily invest in first and second lien term loans that has filed a registration statement on Form N-2 with the Securities and Exchange Commission (the “SEC”), but which has not yet commenced operations. Our Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds and companies, both public and private.

We have been externally managed by our Adviser pursuant to an investment advisory agreement since October 1, 2004. Our Adviser was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Our Adviser is headquartered in McLean, Virginia, a suburb of Washington, D.C., and also has offices in several other states.

THE OFFERING

We may offer, from time to time, up to $300,000,000 of our Securities, on terms to be determined at the time of the offering. Our Securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements. In the case of an offering of our common stock and warrants or rights to acquire such common stock hereunder in any offering, the offering price per share, exclusive of any underwriting commission or discount, will not be less than the net asset value per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit. If we were to sell shares of our common stock below our then current net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

Set forth below is additional information regarding the offering of our Securities:

Common Stock Trading Symbol (NASDAQ)	GLAD

7.125% Series 2016 Term Preferred Stock Trading Symbol (NASDAQ)	GLADP

Use of Proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our Securities first to pay down existing short-term debt, then to make investments in small and mid-sized companies in accordance with our investment objective, with any remaining proceeds to be used for other general corporate purposes. See “Use of Proceeds.”

Dividends and Distributions	We have paid monthly distributions to the holders of our common stock since October 2003 (and prior to that quarterly distributions since January 2002) and generally intend to continue to do so. We made our first distribution on our term preferred stock in December of 2011 and have made monthly distributions thereafter. The amount of monthly distributions on our common stock is determined by our board of directors (the “Board of Directors”) on a quarterly basis and is based on our estimate of our annual investment company taxable income and net short-term taxable capital gains, if any. See “Price Range of Common Stock and Distributions.” Certain additional amounts may be deemed as distributed to stockholders for income tax purposes. Other types of securities we might offer will likely pay distributions in accordance with their terms.

Taxation	We intend to continue to elect to be treated for federal income tax purposes as a RIC. So long as we continue to qualify, we generally will pay no corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders. To maintain our RIC status, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of assets legally available for distribution. See “Material U.S. Federal Income Tax Considerations.”

Trading at a Discount	Common shares of closed-end investment companies frequently trade at a discount to their net asset value. The possibility that our common shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per common share may decline. We cannot predict whether our common shares will trade above, at or below net asset value, although during the past three years, our common stock has often traded, and at times significantly, below net asset value.

Certain Anti-Takeover Provisions	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. This structure is intended to provide us with a greater likelihood of continuity of management, which may be necessary for us to realize the full value of our investments. A staggered board of directors also may serve to deter hostile takeovers or proxy contests, as may certain provisions of Maryland law and other measures we have adopted. See “Certain Provisions of Maryland Law and of Our Articles of Incorporation and Bylaws.”

Dividend Reinvestment Plan	We have a dividend reinvestment plan for our common stockholders. This is an “opt in” dividend reinvestment plan,

meaning that stockholders may elect to have their cash dividends automatically reinvested in additional shares of our common stock. Stockholders who do not so elect will receive their dividends in cash. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan.”

Management Arrangements	Gladstone Management Corporation serves as our investment adviser, and Gladstone Administration, LLC serves as our administrator. For a description of our Adviser, our Administrator, the Gladstone Companies and our contractual arrangements with these companies, see “Management — Certain Transactions — Investment Advisory and Management Agreement,” “Management — Certain Transactions — Administration Agreement” and “Management — Certain Transactions — Loan Servicing Agreement.”

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Capital,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Capital. The following annualized percentages were calculated based on actual expenses incurred in the quarter ended March 31, 2012 and average net assets for the quarter ended March 31, 2012.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	—%
Dividend reinvestment plan expenses(1)	None
Annual expenses (as a percentage of net assets attributable to common stock:
Management fees(2)	2.97%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	0.63%
Interest payments on borrowed funds(4)	2.26%

Dividend expense on mandatorily redeemable preferred stock (5)	1.53%
Other expenses(6)	2.11%
Total annual expenses(2)(6)	9.50%

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” for information on the dividend reinvestment plan.
(2)

Our annual base management fee is 2.0% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Capital, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. For the three months ended March 31, 2012, our Adviser voluntarily agreed to waive the annual base management fee of 2.0% to 0.5% for those senior syndicated loan participations that we purchase using borrowings from our credit facility. Although there can be no guarantee that our Adviser will continue to waive any portion of the fees due under the amended and restated investment advisory agreement (“Advisory Agreement”), on an annual basis after giving effect to this waiver, the estimated management fees as a percentage of net assets attributable to common stock were 2.74% and the total estimated annual expenses as a percentage of net assets attributable to common stock were 9.28%. See “Management — Certain Transactions — Investment Advisory and Management Agreement.”
(3)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20.0% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7.0% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125.0% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125.0% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2.0% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20.0% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year. We have not recorded any capital gains-based incentive fee from our inception through March 31, 2012.

From time to time, our Adviser has voluntarily agreed to waive a portion of the incentive fees to the extent net investment income did not cover 100% of the distributions to common stockholders during the period. However, there can be no guarantee that our Adviser will waive any portion of the fees under the Advisory Agreement in the future.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% - 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% - 1.75%)) + (20% × (2.30% - 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% - 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement.”

(4)	Includes deferred financing costs. We renewed our revolving credit facility for a three year period, effective January 19, 2012, under which our borrowing capacity is $137.0 million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $137.0 million at an interest rate of 5.25% plus an additional fee related to borrowings of 0.50%, for an aggregate rate of 5.75%, interest payments and amortization of deferred financing costs on borrowed funds would have been 3.80% of our average net assets for the quarter ended March 31, 2012.

(5)	In November 2011, we completed a public offering of 7.125% Series 2016 Term Preferred Stock, par value $0.001 per share, at a public offering price of $25.00 per share. In the offering, we issued approximately 1.5 million shares of 7.125% Series 2016 Term Preferred Stock. Dividend expense includes the amounts paid to preferred stockholders during the three months ended March 31, 2012. Also included in this line item is the amortization of the offering costs related to our term preferred stock offering. In addition, See “Management Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Series 2016 Term Preferred Stock” for additional information.

(6)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement.”

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Securities. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. The amounts set forth below do not reflect the impact of sales load. In the event that securities to which this prospectus related are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$100	$285	$452	$802

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the above example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments. Additionally, because the capital gains-based incentive fee is calculated on a cumulative basis (computed net of all realized capital losses and unrealized capital depreciation) and because of the significant capital losses realized to date, we have assumed that we will not trigger the payment of any capital gains-based incentive fee in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher than reflected in the example. The expenses you would pay, based on a $1,000 investment and assuming a 5% annual return resulting entirely from net realized capital gains (disregarding for purposes of this example all net historical realized losses and aggregate unrealized depreciation) (and therefore subject to the capital gains-based incentive fee), and otherwise making the same assumptions in the example above, would be: 1 year, $109; 3 years, $308; 5 years, $484; and 10 years, $841. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto.

We also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Such reports, proxy statements and other information, as well as the registration statement and the amendments, exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Our common stock is listed on the NASDAQ and our corporate website is located at www.gladstonecapital.com. The information contained on, or accessible through, our website is not a part of this prospectus.

We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

We also furnish to our stockholders annual reports, which include annual financial information that has been examined and reported on, with an opinion expressed, by our independent registered public accounting firm. See “Experts.”

RISK FACTORS

You should carefully consider the risks described below and all other information provided and incorporated by reference in this prospectus (or any prospectus supplement) before making a decision to purchase our Securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our Securities could decline, and you may lose all or part of your investment.

Risks Related to the Economy

The current state of the economy and the capital markets increases the possibility of adverse effects on our financial position and results of operations. Continued economic adversity could impair our portfolio companies’ financial positions and operating results and affect the industries in which we invest, which could, in turn, harm our operating results. Continued adversity in the capital markets could impact our ability to raise capital and reduce our volume of new investments.

We believe that the U.S. is continuing to recover from the recession that largely began in late 2007. While economic conditions generally appear to be improving, we remain cautious about a long-term economic recovery. The recession in general, and the disruptions in the capital markets in particular, have impacted our liquidity options and increased the cost of debt and equity capital. As a result, we do not know if adverse conditions will again intensify, and we are unable to gauge the full extent to which the disruptions will continue to affect us. The longer these uncertain conditions persist, the greater the probability that these factors could continue to increase our costs of, and significantly limit our access to, debt and equity capital and, thus, have an adverse effect on our operations and financial results. Many of our portfolio companies and the companies we may invest in the future are also susceptible to these unstable economic conditions, which may affect the ability of one or more of our portfolio companies to repay our loans or engage in a liquidity event, such as a sale, recapitalization or initial public offering. These unstable economic conditions could also disproportionately impact some of the industries in which we invest, causing us to be more vulnerable to losses in our portfolio, which could cause the number of non-performing assets to increase and the fair value of our portfolio to decrease. The unstable economic conditions may also decrease the value of collateral securing some of our loans as well as the value of our equity investments which would decrease our ability to borrow under our line of credit or raise equity capital, thereby further reducing our ability to make new investments.

In November 2011, we completed an offering of 1.5 million shares of 7.125% Series 2016 Term Preferred Stock (the “Series 2016 Term Preferred Stock”); however, there can be no assurance that we will be able to raise additional equity capital in the near future. See “Management Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Series 2016 Term Preferred Stock” for additional information.

The unstable economic conditions have affected the availability of credit generally. We do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will continue to affect us. Also, it is possible that persistent instability of the financial markets could have other unforeseen material effects on our business.

The recent downgrade of the United States credit rating and the ongoing economic crisis in Europe could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. Although U.S. lawmakers passed legislation to raise the federal debt ceiling, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+” in August 2011. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. There can be no assurance that governmental or other measures to aid economic recovery will be effective. These fairly recent developments, and the government’s credit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, the decreased credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our stock price. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in our quarterly and annual results based on the impact of inflation in the United States.

The majority of our portfolio companies are in industries that are directly impacted by inflation, such as consumer goods and services and manufacturing. Our portfolio companies may not be able to pass on to customers increases in their costs of operations which could greatly affect their operating results, impacting their ability to repay our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.

Risks Related to Our External Management

We are dependent upon our key management personnel and the key management personnel of our Adviser, particularly David Gladstone, George Stelljes III and Terry Lee Brubaker, and on the continued operations of our Adviser, for our future success.

We have no employees. Our chief executive officer, president and chief investment officer, chief operating officer, chief financial officer, and the employees of our Adviser, do not spend all of their time managing our activities and our investment portfolio. We are particularly dependent upon David Gladstone, George Stelljes III and Terry Lee Brubaker in this regard. Our executive officers and the employees of our Adviser allocate some, and in some cases, a material portion, of their time to businesses and activities that are not related to our business. We have no separate facilities and are completely reliant on our Adviser, which has significant discretion as to the implementation and execution of our business strategies and risk management practices. We are subject to the risk of discontinuation of our Adviser’s operations or termination of the Advisory Agreement and the risk that, upon such event, no suitable replacement will be found. We believe that our success depends to a significant extent upon our Adviser and that discontinuation of its operations could have a material adverse effect on our ability to achieve our investment objectives.

Our incentive fee may induce our Adviser to make certain investments, including speculative investments.

The management compensation structure that has been implemented under the Advisory Agreement may cause our Adviser to invest in high-risk investments or take other risks. In addition to its management fee, our Adviser is entitled under the Advisory Agreement to receive incentive compensation based in part upon our achievement of specified levels of income. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on net income may lead our Adviser to place undue emphasis on the maximization of net income at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity, or management of credit risk or market risk, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss.

The Advisory Agreement entitles our Adviser to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation, net operating losses and certain other items) above a threshold return for that quarter. When calculating our incentive compensation, our pre-incentive fee net investment income excludes realized and unrealized capital losses that we may incur in the fiscal quarter, even if such capital losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. For additional information on incentive compensation under the Advisory Agreement with our Adviser, see “Business — Investment Advisory and Management Agreements — Management services and fees under the Advisory Agreement.”

Our Adviser’s failure to identify and invest in securities that meet our investment criteria or perform its responsibilities under the Advisory Agreement may adversely affect our ability for future growth.

Our ability to achieve our investment objectives will depend on our ability to grow, which in turn will depend on our Adviser’s ability to identify and invest in securities that meet our investment criteria.

Accomplishing this result on a cost-effective basis will be largely a function of our Adviser’s structuring of the investment process, its ability to provide competent and efficient services to us, and our access to financing on acceptable terms. The senior management team of our Adviser has substantial responsibilities under the Advisory Agreement. In order to grow, our Adviser will need to hire, train, supervise, and manage new employees successfully. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

There are significant potential conflicts of interest which could impact our investment returns.

Our executive officers and directors, and the officers and directors of our Adviser, serve or may serve as officers, directors, or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, Mr. Gladstone, our chairman and chief executive officer, is the chairman of the board and chief executive officer of our Adviser, Gladstone Investment, Gladstone Commercial, Gladstone Lending and the chairman, chief executive officer and the sole stockholder of Gladstone Land. In addition, Mr. Brubaker, our vice chairman, chief operating officer and secretary is the vice chairman, chief operating officer and secretary of our Adviser, Gladstone Investment, Gladstone Commercial, Gladstone Land and Gladstone Lending. Mr. Stelljes, our president and chief investment officer, is also the president and chief investment officer of our Adviser, Gladstone Lending and Gladstone Land and vice chairman and chief investment officer of Gladstone Commercial and vice chairman and chief investment officer of Gladstone Investment. Moreover, our Adviser may establish or sponsor other investment vehicles which from time to time may have potentially overlapping investment objectives with those of ours and accordingly may invest in, whether principally or secondarily, asset classes similar to those we target. While our Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, our Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the Gladstone affiliate with the investment strategy that most closely fits the investment opportunity. Nevertheless, the management of our Adviser may face conflicts in the allocation of investment opportunities to other entities managed by our Adviser. As a result, it is possible that we may not be given the opportunity to participate in certain investments made by other members of the Gladstone Companies or investment funds managed by investment managers affiliated with our Adviser.

In certain circumstances, we may make investments in a portfolio company in which one of our affiliates has or will have an investment, subject to satisfaction of any regulatory restrictions and, where required, to the prior approval of our Board of Directors. Our Board of Directors has approved the following types of co-investment transactions:

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Our affiliate, Gladstone Commercial, may lease property to portfolio companies that we do not control under certain circumstances. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours.

•	We may invest simultaneously with our affiliate Gladstone Investment in senior syndicated loans whereby neither we nor any affiliate has the ability to dictate the terms of the loans.

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Additionally, pursuant to an exemptive order granted by the SEC, our Adviser may sponsor a private investment fund to co-invest with either us or Gladstone Investment in accordance with the terms and conditions of the order. We have also submitted an application for an exemptive order from the SEC that, if granted would supersede the existing exemptive order and expand our ability to co-invest with certain affiliates by permitting us, under certain circumstances, to co-invest with Gladstone Investment, Gladstone Partners, Gladstone Lending and any future BDC or closed-end management investment company that is advised by our Adviser (or sub-advised by our Adviser if it controls the fund) or any combination of the foregoing.

Certain of our officers, who are also officers of our Adviser, may from time to time serve as directors of certain of our portfolio companies. If an officer serves in such capacity with one of our portfolio companies, such officer will owe fiduciary duties to all stockholders of the portfolio company, which duties may from time to time conflict with the interests of our stockholders.

In the course of our investing activities, we will pay management and incentive fees to our Adviser and will reimburse our Administrator for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through our investors themselves making direct investments. As a result of this arrangement, there may be times when the management team of our Adviser has interests that differ from those of our stockholders, giving rise to a conflict. In addition, as a BDC, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Although, neither we nor our Adviser currently receives fees in connection with managerial assistance, our Adviser and Gladstone Securities have, at various times, provided other services to certain of our portfolio companies and received fees for these other services. For example, during the year ended September 30, 2011, certain of our portfolio companies contracted directly with our Adviser for the provision of various consulting services and with Gladstone Securities for the provision of investment banking and due diligence services, in each case, in return for fees.

Our Adviser is not obligated to provide a waiver of the base management fee, which could negatively impact our earnings and our ability to maintain our current level of distributions to our common stockholders.

The Advisory Agreement provides for a base management fee based on our gross assets. Since our 2007 fiscal year, our Board of Directors has accepted on a quarterly basis voluntary, unconditional and irrevocable waivers to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5% to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations, and any waived fees may not be recouped by our Adviser in the future. However, our Adviser is not required to issue these or other waivers of fees under the Advisory Agreement, and to the extent our investment portfolio grows in the future, we expect these fees will increase. If our Adviser does not issue these waivers in future quarters, it could negatively impact our earnings and may compromise our ability to maintain our current level of distributions to our common stockholders, which could have a material adverse impact on the price of our common stock.

Our business model is dependent upon developing and sustaining strong referral relationships with investment bankers, business brokers and other intermediaries.

We are dependent upon informal relationships with investment bankers, business brokers and traditional lending institutions to provide us with deal flow. If we fail to maintain our relationship with such funds or institutions, or if we fail to establish strong referral relationships with other funds, we will not be able to grow our portfolio of loans and fully execute our business plan.

Risks Related to Our External Financing

In addition to regulatory limitations on our ability to raise capital, our credit facility contains various covenants which, if not complied with, could accelerate our repayment obligations under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions.

In January 2012, we renewed our fourth amended and restated credit agreement, which provides for a $137.0 million revolving line of credit arranged by Key Equipment Finance Inc. (“Keybank”) as administrative agent (the “Credit Facility”). Branch Banking and Trust Company (“BB&T”) and ING Capital LLC (“ING”) are also committed lenders under the Credit Facility. Subject to certain terms and conditions, the Credit Facility may be expanded up to $237.0 million through the addition of other committed lenders to the facility. However, if additional lenders are unwilling to join the facility on its terms, we will be unable to expand the facility and thus will continue to have limited availability to finance new investments under our line of credit. The Credit Facility matures on January 18, 2015, and, if the facility is not renewed or extended by this date, all principal and interest will be due and payable on January 18, 2016. As of May 31, 2012, we had $40.8 million of borrowing capacity remaining under the Credit Facility.

We will have a continuing need for capital to finance our loans. The Credit Facility permits us to fund additional loans and investments as long as we are within the conditions set forth in the credit agreement. Pursuant to the terms of the Credit Facility, we are subject to certain limitations on the type of loan investments we make, including restrictions on geographic concentrations, sector concentrations, loan size, dividend payout, payment frequency and status, average life and lien property. The credit agreement also requires us to comply with other financial and operational covenants, which require us to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum net worth and a minimum number of obligors required in the borrowing base of the credit agreement. As of March 31, 2012, we were in compliance with these covenants; however, our continued compliance depends on many factors, some of which are beyond our control. Current market conditions have forced us to write down the value of a portion of our assets, as required by the 1940 Act and fair value accounting rules. These are not realized losses, but constitute adjustment in asset values for purposes of financial reporting and for collateral value for the Credit Facility. As assets are marked down in value, the amount we can borrow on the Credit Facility decreases. As of March 31, 2012, our net assets were $202.0 million, down from $213.7 million as of September 30, 2011, primarily a result of net losses on investments of $13.1 million ($8.2 million in net realized losses and $4.9 million of net unrealized depreciation) during the six months ended March 31, 2012. As of March 31, 2012, the cumulative net unrealized depreciation on our investments was $84.8 million, compared to cumulative net unrealized depreciation of $79.9 million as of September 30, 2011.

The minimum net worth covenant contained in the Credit Facility requires our net assets to be at least $190.0 million plus 50.0% of all equity and subordinated debt raised after January 19, 2012. Given the continued uncertainty in the capital markets, the cumulative unrealized depreciation in our portfolio may increase in future periods and threaten our ability to comply with the minimum net worth covenant and other covenants under the Credit Facility. Under the Credit Facility, we are also required to maintain our status as a BDC under the 1940 Act and as a RIC under the Code. There are no assurances that we will continue to comply with these covenants. Our failure to satisfy these covenants could result in foreclosure by our lenders, which would accelerate our repayment obligations under the facility and thereby have a material adverse effect on our business, liquidity, financial condition, results of operations and ability to pay distributions to our stockholders.

In recent years, creditors have significantly curtailed their lending to BDCs, including us. Any inability to renew, extend or replace our line of credit on terms favorable to us, or at all, could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.

As described earlier, we extended our Credit Facility for a three year period in January 2012, so that it will terminate on January 18, 2015 and if the facility is not renewed or extended by such date, all principal and interest will be due and payable on January 18, 2016, one year after the date of maturity. During the fiscal year ended September 30, 2011, outstanding borrowings under the Credit Facility increased significantly from $16.8 million to $99.4 million. We were able to pay down a portion of the outstanding borrowings under the Credit Facility with the net proceeds from our offering of Series 2016 Term Preferred Stock in November 2011, leaving a balance of $56.9 million as of December 31, 2011. As of March 31, 2012, our balance on the Credit Facility was $65.8 million. If additional lenders are unwilling to join the facility on its terms, we will be unable to expand our Credit Facility and thus will have limited availability to finance new investments under our line of credit.

There can be no guarantee that we will be able to renew, extend or replace the Credit Facility on terms that are favorable to us, or at all. Our ability to obtain replacement financing will be constrained by current economic conditions affecting the credit markets. Consequently, any renewal, extension or refinancing of the Credit Facility will potentially result in significantly higher interest rates and related charges and may impose significant restrictions on the use of borrowed funds with regard to our ability to fund investments or maintain distributions to our stockholders. If we are unable to secure replacement financing, we may be forced to sell certain assets on disadvantageous terms, which may result in realized losses, and such realized losses could materially exceed the amount of any unrealized depreciation on these assets as of our most recent balance sheet date, which would have a material adverse effect on our results of operations. Such circumstances would also increase the likelihood that we would be required to redeem some or all of our outstanding Series 2016 Term Preferred Stock, which would potentially require us to sell even more assets. In addition to selling assets, or as an alternative, we may issue equity to repay amounts outstanding under the line of credit. Based on the recent trading prices of our common stock, such an equity offering may have a substantial dilutive impact on our existing common stockholders’ interest in our earnings and assets and voting interest in us.

Our business plan is dependent upon external financing, which is constrained by the limitations of the 1940 Act.

Our business requires a substantial amount of cash to operate and grow. We may acquire such additional capital from the following sources:

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Senior Securities. We may issue debt securities, other evidences of indebtedness (including borrowings under our line of credit), senior securities representing indebtedness, and senior securities that are stock up to the maximum amount permitted by the 1940 Act. The 1940 Act currently permits us, as a BDC, to issue senior securities representing indebtedness and senior securities which are stock, which we refer to collectively as “Senior Securities,” in amounts such that our asset coverage, as defined in Section 18(h) of the 1940 Act, is at least 200% immediately after each issuance of Senior Securities. As a result of incurring indebtedness (in whatever form), we will be exposed to the risks associated with leverage. Although borrowing money for investments increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of our common stock to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds. In addition, our ability to pay distributions, issue Senior Securities or repurchase shares of our common stock would be restricted if the asset coverage on our Senior Securities is not at least 200%. If the value of our assets declines, we might be unable to satisfy that 200% requirement. To satisfy the 200% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering expenses will not be available for distributions to our stockholders. Furthermore, if we have to issue common stock at below net asset value per share, any non-participating shareholders will be subject to dilution, as described below. Pursuant to Section 61(a)(2) of the 1940 Act, we are permitted, under specified conditions, to issue multiple classes of senior securities representing indebtedness. However, pursuant to Section 18(c) of the 1940 Act, we are permitted to issue only one class of senior securities that is stock. As a result, we would be prohibited from issuing senior common stock to the extent that such a security was deemed to be a separate class of stock from our recently issued Series 2016 Term Preferred Stock.

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Common and Convertible Preferred Stock. Because we are constrained in our ability to issue debt for the reasons given above, we are dependent on the issuance of equity as a financing source. If we raise additional funds by issuing more common stock or senior securities convertible into or exchangeable for our common stock, the percentage ownership of our common stockholders at the time of the issuance would decrease and our common stock may experience dilution. In addition, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. In addition, under the 1940 Act, we will generally not be able to issue additional shares of our common stock at a price below net asset value per share to purchasers, other than to our existing common stockholders through a rights offering, without first obtaining the approval of our common stockholders and our independent directors. If we were to sell shares of our common stock below our then current net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a common stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. For example, if we issue and sell an additional 10% of our common stock at a 5% discount from net asset value, a common stockholder who does not participate in that offering for its proportionate interest will suffer net asset value dilution of up to 0.5% or $5 per $1,000 of net asset value. This imposes constraints on our ability to raise capital when our common stock is trading at below net asset value, as it has for the last year. As noted previously, the 1940 Act prohibits the issuance of multiple classes of senior securities that are stock. As a result, we would be prohibited from issuing convertible preferred stock to the extent that such a security was deemed to be a separate class of stock from our recently issued Series 2016 Term Preferred Stock.

We finance our investments with borrowed money and capital from the issuance of Senior Securities, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	(10)%	(5)%	0%	5%	10%

Corresponding return to common stockholder(1)	(17.39)%	(9.68)%	(1.98)%	5.73%	13.43%

(1)	The hypothetical return to common stockholders is calculated by multiplying our total assets as of March 31, 2012 by the assumed rates of return and subtracting all interest accrued on our debt and dividends on our preferred stock for the quarter ended March 31, 2012; and then dividing the resulting difference by our total assets attributable to common stock. Based on $311.3 million in total assets, $65.8 million in debt, $38.5 million in aggregate liquidation preference of preferred stock, and $202.0 million in net assets, each as of March 31, 2012.

Based on an outstanding indebtedness of $65.8 million as of March 31, 2012 and the effective annual interest rate of 6.1% as of that date, and aggregate liquidation prefrence of our 2016 Series Term Preferred Stock of $38.5 million, our investment portfolio at fair value would have been required to experience an annual return of at least 2.2% to cover annual interest payments on the outstanding debt and dividends on the Series 2016 Term Preferred Stock.

A change in interest rates may adversely affect our profitability.

We anticipate using a combination of equity and long-term and short-term borrowings to finance our investment activities. As a result, a portion of our income will depend upon the difference between the rate at which we borrow funds and the rate at which we loan these funds. Higher interest rates on our borrowings will decrease the overall return on our portfolio.

Ultimately, we expect approximately 90% of the loans in our portfolio to be at variable rates determined on the basis of the LIBOR and approximately 10% to be at fixed rates. As of March 31, 2012, our portfolio had approximately 87.6% of the total loan cost value at variable rates with floors, approximately 6.0% of the total of the loan cost value at variable rates without a floor or ceiling and approximately 6.4% of the total loan portfolio cost basis at fixed rates.

Risks Related to Our Investments

We operate in a highly competitive market for investment opportunities.

A large number of entities compete with us and make the types of investments that we seek to make in small and mid-sized companies. We compete with public and private buyout funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which would allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. The competitive pressures we face could have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective. We do not seek to compete based on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms, and structure. However, if we match our competitors’ pricing, terms, and structure, we may experience decreased net interest income and increased risk of credit loss.

Our investments in small and medium-sized portfolio companies are extremely risky and could cause you to lose all or a part of your investment.

Investments in small and medium-sized portfolio companies are subject to a number of significant risks including the following:

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Small and medium-sized businesses are likely to have greater exposure to economic downturns than larger businesses. Our portfolio companies may have fewer resources than larger businesses, and thus the recent recession, and any further economic downturns or recessions, are more likely to have a material adverse effect on them. If one of our portfolio companies is adversely impacted by a recession, its ability to repay our loan or engage in a liquidity event, such as a sale, recapitalization or initial public offering would be diminished.

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Small and medium-sized businesses may have limited financial resources and may not be able to repay the loans we make to them. Our strategy includes providing financing to portfolio companies that typically is not readily available to them. While we believe that this provides an attractive opportunity for us to generate profits, this may make it difficult for the portfolio companies to repay their loans to us upon maturity. A borrower’s ability to repay its loan may be adversely affected by numerous factors, including the failure to meet its business plan, a downturn in its industry, or negative economic conditions. Deterioration in a borrower’s financial condition and prospects usually will be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guaranties we may have obtained from the borrower’s management. At March 31, 2012, eight portfolio companies were either fully or partially on non-accrual with an aggregate cost basis of approximately $43.8 million, or 12.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of approximately $4.6 million, or 1.7% of the fair value of all debt investments in our portfolio. While we are working with the portfolio companies to improve their profitability and cash flows, there can be no assurance that our efforts will prove successful. Although we will sometimes seek to be the senior, secured lender to a borrower, in most of our loans we expect to be subordinated to a senior lender, and our interest in any collateral would, accordingly, likely be subordinate to another lender’s security interest.

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Small and medium-sized businesses typically have narrower product lines and smaller market shares than large businesses. Because our target portfolio companies are smaller businesses, they will tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities and a larger number of qualified managerial, and technical personnel.

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There is generally little or no publicly available information about these businesses. Because we seek to invest in privately owned businesses, there is generally little or no publicly available operating and financial information about our potential portfolio companies. As a result, we rely on our officers, our Adviser, and its employees and consultants to perform due diligence investigations of these portfolio companies, their operations, and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations.

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Small and medium-sized businesses generally have less predictable operating results. We expect that our portfolio companies may have significant variations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may otherwise have a weak financial position, or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow, and other coverage tests typically imposed by their senior lenders. A borrower’s failure to satisfy financial or operating covenants imposed by senior lenders could lead to defaults and, potentially, foreclosure on its senior credit facility, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the borrower’s ability to repay our loan would be jeopardized.

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Small and medium-sized businesses are more likely to be dependent on one or two persons. Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability, or resignation of one or more of these persons could have a material adverse impact on our borrower and, in turn, on us.

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Small and medium-sized businesses may have limited operating histories. While we intend to target stable companies with proven track records, we may make loans to new companies that meet our other investment criteria. Portfolio companies with limited operating histories will be exposed to all of the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

Because the loans we make and equity securities we receive when we make loans are not publicly-traded, there is uncertainty regarding the value of our privately held securities that could adversely affect our determination of our net asset value.

Our portfolio investments are, and we expect will continue to be, in the form of securities that are not publicly-traded. The fair value of securities and other investments that are not publicly-traded may not be readily determinable. Our Board of Directors has established an investment valuation policy and consistently applied valuation procedures used to determine the fair value of these securities quarterly. These procedures for the determination of value of many of our debt securities rely on the opinions of value submitted to us by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”) or the use of internally developed discounted cash flow (“DCF”) methodologies or indicative bid prices (“IBP”) offered by the respective originating syndication agent’s trading desk, or secondary desk, specifically for our syndicated loans, or internal methodologies based on the total enterprise value (“TEV”) of the issuer used for certain of our equity investments. SPSE will only evaluate the debt portion of our investments for which we specifically request evaluation, and SPSE may decline to make requested evaluations for any reason in its sole discretion. However, to date, SPSE has accepted each of our requests for evaluation.

Our use of these fair value methods is inherently subjective and is based on estimates and assumptions of each security. In the event that we are required to sell a security, we may ultimately sell for an amount materially less than the estimated fair value calculated by SPSE, or utilizing the TEV, IBP or the DCF methodology.

Our procedures also include provisions whereby our Adviser will establish the fair value of any equity securities we may hold where SPSE or third-party agent banks are unable to provide evaluations. The types of factors that may be considered in determining the fair value of our debt and equity securities include some or all of the following:

•	the nature and realizable value of any collateral;

•	the portfolio company’s earnings and cash flows and its ability to make payments on its obligations;

•	the markets in which the portfolio company does business;

•	the comparison to publicly-traded companies; and

•	discounted cash flow and other relevant factors.

Because such valuations, particularly valuations of private securities and private companies, are not susceptible to precise determination, may fluctuate over short periods of time, and may be based on estimates, our determinations of fair value may differ from the values that might have actually resulted had a readily available market for these securities been available.

A portion of our assets are, and will continue to be, comprised of equity securities that are valued based on internal assessment using our own valuation methods approved by our Board of Directors, without the input of SPSE or any other third-party evaluator. We believe that our equity valuation methods reflect those regularly used as standards by other professionals in our industry who value equity securities. However, determination of fair value for securities that are not publicly-traded, whether or not we use the recommendations of an independent third-party evaluator, necessarily involves the exercise of subjective judgment. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

The lack of liquidity of our privately held investments may adversely affect our business.

We will generally make investments in private companies whose securities are not traded in any public market. Substantially all of the investments we presently hold and the investments we expect to acquire in the future are, and will be, subject to legal and other restrictions on resale and will otherwise be less liquid than publicly-traded securities. The illiquidity of our investments may make it difficult for us to quickly obtain cash equal to the value at which we record our investments if the need arises. This could cause us to miss important investment opportunities. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may record substantial realized losses upon liquidation. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Adviser, or our respective officers, employees or affiliates have material non-public information regarding such portfolio company.

Due to the uncertainty inherent in valuing these securities, our determinations of fair value may differ materially from the values that could be obtained if a ready market for these securities existed. Our net asset value could be materially affected if our determinations regarding the fair value of our investments are materially different from the values that we ultimately realize upon our disposal of such securities.

Our financial results could be negatively affected if a significant portfolio investment fails to perform as expected.

Our total investment in companies may be significant individually or in the aggregate. As a result, if a significant investment in one or more companies fails to perform as expected, our financial results could be more negatively affected and the magnitude of the loss could be more significant than if we had made smaller investments in more companies.

When we are a debt or minority equity investor in a portfolio company, which we expect will generally be the case, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.

We anticipate that most of our investments will continue to be either debt or minority equity investments in our portfolio companies. Therefore, we are and will remain subject to risk that a portfolio company may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our best interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

In addition, we will generally not be in a position to control any portfolio company by investing in its debt securities. This is particularly true when we invest in syndicated loans, which are loans made by a larger group of investors whose investment objectives of the other lenders may not be completely aligned with ours. During the year ended September 30, 2011, we significantly increased the number of our syndicated loan investments, and therefore we have become increasingly subject to the risk that other lenders in these investments may make decisions that could decrease the value of our portfolio holdings.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in debt securities issued by our portfolio companies. In some cases portfolio companies will be permitted to have other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders thereof are entitled to receive payment of interest and principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company.

Prepayments of our investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

In addition to risks associated with delays in investing our capital, we are also subject to the risk that investments that we make in our portfolio companies may be repaid prior to maturity. For the year ended September 30, 2011, we received principal payments prior to maturity of $17.5 million. For the six months ended March 31, 2012, we received principal payments prior to maturity of $14.9 million. We will first use any proceeds from prepayments to repay any borrowings outstanding on the Credit Facility. In the event that funds remain after repayment of our outstanding borrowings, then we will generally reinvest these proceeds in government securities, pending their future investment in new debt and/or equity securities. These government securities will typically have substantially lower yields than the debt securities being prepaid and we could experience significant delays in reinvesting these amounts. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

Higher taxation of our portfolio companies may impact our quarterly and annual operating results.

The recession’s adverse effect on federal, state, and municipality revenues may induce these government entities to raise various taxes to make up for lost revenues. Additional taxation may have an adverse affect on our portfolio companies’ earnings and reduce their ability to repay our loans to them, thus affecting our quarterly and annual operating results.

Our portfolio is concentrated in a limited number of companies and industries, which subjects us to an increased risk of significant loss if any one of these companies does not repay us or if the industries experience downturns.

As of March 31, 2012 we had investments in 55 portfolio companies, of which there were five investments that comprised approximately $94.8 million or 32.9% of our total investment portfolio, at fair value. A consequence of a concentration in a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of such investments or a substantial write-down of any one investment. Beyond our regulatory and income tax diversification requirements, we do not have fixed guidelines for industry concentration and our investments could potentially be concentrated in relatively few industries. In addition, while we do not intend to invest 25.0% or more of our total assets in a particular industry or group of industries at the time of investment, it is possible that as the values of our portfolio companies change, one industry or a group of industries may comprise in excess of 25.0% of the value of our total assets. As a result, a downturn in an industry in which we have invested a significant portion of our total assets could have a materially adverse effect on us. As of March 31, 2012, 18.6% of our total assets at fair value were invested in electronics companies, 11.1% were invested in mining, steel, iron and non-precious metal companies, and 10.4% were invested in healthcare, education and childcare companies. As a result, we are susceptible to the economic circumstances in these industries, and a downturn in one or more of these industries could have a material adverse effect on our results of operations and financial condition.

Our investments are typically long term and will require several years to realize liquidation events.

Since we generally make five to seven year term loans and hold our loans and related warrants or other equity positions until the loans mature, you should not expect realization events, if any, to occur over the near term. In addition, we expect that any warrants or other equity positions that we receive when we make loans may require several years to appreciate in value and we cannot give any assurance that such appreciation will occur.

The disposition of our investments may result in contingent liabilities.

Currently, all of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the underlying portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we have structured some of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investments and subordinate all, or a portion, of our claims to that of other creditors. Holders of debt instruments ranking senior to our investments typically would be entitled to receive payment in full before we receive any distributions. After repaying such senior creditors, such portfolio company may not have any remaining assets to use to repay its obligation to us. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances in which we exercised control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Portfolio company litigation could result in additional costs and the diversion of management time and resources.

In the course of providing significant managerial assistance to certain of our portfolio companies, our executive officers sometimes serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, such executive officers may be named as defendants in such litigation, which could result in additional costs and the diversion of management time and resources.

We may not realize gains from our equity investments and other yield enhancements.

When we make a subordinated loan, we may receive warrants to purchase stock issued by the borrower or other yield enhancements, such as success fees. Our goal is to ultimately dispose of these equity interests and realize gains upon our disposition of such interests. We expect that, over time, the gains we realize on these warrants and other yield enhancements will offset any losses we experience on loan defaults. However, any warrants we receive may not appreciate in value and, in fact, may decline in value and any other yield enhancements, such as success fees, may not be realized. Accordingly, we may not be able to realize gains from our equity interests or other yield enhancements and any gains we do recognize may not be sufficient to offset losses we experience on our loan portfolio.

Any unrealized depreciation we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Since our inception, we have, at times, incurred a cumulative net unrealized depreciation of our portfolio. Any unrealized depreciation in our investment portfolio could result in realized losses in the future and ultimately in reductions of our income available for distribution to stockholders in future periods.

Risks Related to Our Regulation and Structure

We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification.

To maintain our qualification as a RIC, we must meet income source, asset diversification, and annual distribution requirements. The annual distribution requirement is satisfied if we distribute at least 90% of our ordinary income and short-term capital gains to our stockholders on an annual basis. Because we use leverage, we are subject to certain asset coverage ratio requirements under the 1940 Act and could, under certain circumstances, be restricted from making distributions necessary to qualify as a RIC. Warrants we receive with respect to debt investments will create “original issue discount,” which we must recognize as ordinary income, increasing the amounts we are required to distribute to maintain RIC status. Because such warrants will not produce distributable cash for us at the same time as we are required to make distributions in respect of the related original issue discount, we will need to use cash from other sources to satisfy such distribution requirements. The asset diversification requirements must be met at the end of each calendar quarter. If we fail to meet these tests, we may need to quickly dispose of certain investments to prevent the loss of RIC status. Since most of our investments will be illiquid, such dispositions, if even possible, may not be made at prices advantageous to us and, in fact, may result in substantial losses. If we fail to qualify as a RIC for any reason and become fully subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the actual amount distributed. Such a failure would have a material adverse effect on us and our shares. For additional information regarding asset coverage ratio and RIC requirements, see “Material U.S. Federal Income Tax Considerations—Regulated Investment Company Status.”

From time to time, some of our debt investments may include success fees that would generate payments to us if the business is ultimately sold. Because the satisfaction of these success fees, and the ultimate payment of these fees, is uncertain, we do not recognize them as income until we have received payment. We sought and received approval for a change in accounting method from the IRS related to our tax treatment for success fees. As a result, we, in effect, will continue to account for the recognition of income from the success fees upon receipt, or when the amount becomes fixed. Prior to January 1, 2011, we treated the success fee amount as a capital gain for tax characterization purposes. However, starting January 1, 2011, the tax characterization of the success fee amount was and will be treated as ordinary income. The approved change in accounting method does not require us to retroactively change the capital gains treatment of the success fees received prior to January 1, 2011. As a result, we will be required to distribute such amounts to our stockholders in order to maintain RIC status for success fees we receive after January 1, 2011.

Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations, or their interpretation, or any failure by us or our portfolio companies to comply with these laws or regulations may adversely affect our business. For additional information regarding the regulations to which we are subject, see “Material U.S. Federal Income Tax Considerations—Regulated Investment Company Status” and “Regulation as a Business Development Company.”

We are subject to restrictions that may discourage a change of control. Certain provisions contained in our articles of incorporation and Maryland law may prohibit or restrict a change of control and adversely impact the price of our shares.

Our Board of Directors is divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.

Certain provisions of Maryland law applicable to us prohibit business combinations with:

•	any person who beneficially owns 10% or more of the voting power of our common stock (an “interested stockholder”);

•	an affiliate of ours who at any time within the two-year period prior to the date in question was an interested stockholder; or

•	an affiliate of an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of common stock and two-thirds of the votes entitled to be cast by holders of our common stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders’ interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that someone becomes an interested stockholder.

Our articles of incorporation permit our Board of Directors to issue up to 50.0 million shares of capital stock. In addition, our Board of Directors, without any action by our stockholders, may amend our articles of incorporation from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our Board of Directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock, which it did in connection with our issuance in November 2011 of approximately 1.5 million shares of Series 2016 Term Preferred Stock. Preferred stock, including the Series 2016 Term Preferred Stock, could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Risks Related to an Investment in Our Common Stock and Our Preferred Stock

We may experience fluctuations in our quarterly and annual operating results.

We may experience fluctuations in our quarterly and annual operating results due to a number of factors, including, among others, variations in our investment income, the interest rates payable on the debt securities we acquire, the default rates on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the level of our expenses, the degree to which we encounter competition in our markets, and general economic conditions, including the impacts of inflation. The majority of our portfolio companies are in industries that are directly impacted by inflation, such as manufacturing and consumer goods and services. Our portfolio companies may not be able to pass on to customers increases in their costs of production which could greatly affect their operating results, impacting their ability to repay our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized and unrealized losses and therefore reduce our net assets resulting from operations. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There is a risk that you may not receive distributions.

Our current intention is to distribute at least 90% of our ordinary income and short-term capital gains to our stockholders on a quarterly basis by paying monthly distributions. On an annual basis, we intend to distribute net long-term capital gains, after giving effect to any prior year realized losses that are carried forward, by paying a one-time distribution. However, our Board of Directors may determine in certain cases to retain net realized long-term capital gains through a “deemed distribution” to supplement our equity capital and support the growth of our portfolio. We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions.

Distributions by us have included and may in the future include a return of capital.

Our Board of Directors declares monthly distributions based on estimates of net investment income for each fiscal year, which may differ, and in the past have differed, from actual results. Because our distributions are based on estimates of net investment income that may differ from actual results, future distributions payable to our stockholders may also include a return of capital. Moreover, to the extent that we distribute amounts that exceed our accumulated earnings and profits, these distributions constitute a return of capital. A return of capital represents a return of a stockholder’s original investment in shares of our stock and should not be confused with a distribution from earnings and profits. Although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the sale of our shares by reducing the investor’s tax basis for such shares. Such returns of capital reduce our asset base and also adversely impact our ability to raise debt capital as a result of the leverage restrictions under the 1940 Act, which could have a material adverse impact on our ability to make new investments.

The market price of our shares may fluctuate significantly.

The trading price of our common stock and our preferred stock may fluctuate substantially. The extreme volatility and disruption that have affected the capital and credit markets for over a year have reached unprecedented levels in recent months. We have experienced greater than usual stock price volatility.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors, including many over which we have no control and that may not be directly related to us. These factors include, but are not limited to, the following:

•	general economic trends and other external factors;

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•

significant volatility in the market price and trading volume of shares of RICs, BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of BDC or RIC status;

•	changes in our earnings or variations in our operating results;

•	changes in prevailing interest rates;

•	changes in the value of our portfolio of investments;

•	any shortfall in our revenue or net income or any increase in losses from levels expected by securities analysts;

•	departure of key personnel;

•	operating performance of companies comparable to us;

•	short-selling pressure with respect to our shares or BDCs generally;

•	the announcement of proposed, or completed, offerings of our securities, including a rights offering; and

•	loss of a major funding source.

Fluctuations in the trading prices of our shares may adversely affect the liquidity of the trading market for our shares and, if we seek to raise capital through future equity financings, our ability to raise such equity capital.

The issuance of subscription rights to our existing stockholders may dilute the ownership and voting powers by existing stockholders in our common stock, dilute the net asset value of their shares and have a material adverse effect on the trading price of our common stock.

There are significant capital raising constraints applicable to us under the 1940 Act when our stock is trading below its net asset value per share. In the event that we issue subscription rights to our existing common stockholders, there is a significant possibility that the rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights. Stockholders who do not fully exercise their subscription rights should expect that they will, upon completion of the rights offering, own a smaller proportional interest in Gladstone Capital than would otherwise be the case if they fully exercised their subscription rights. In addition, because the subscription price of the rights offering is likely to be less than our most recently determined net asset value per share, our common stockholders are likely to experience an immediate dilution of the per share net asset value of their shares as a result of the offer. As a result of these factors, any future rights offerings of our common stock, or our announcement of our intention to conduct a rights offering, could have a material adverse impact on the trading price of our common stock.

Shares of closed-end investment companies frequently trade at a discount from net asset value.

Shares of closed-end investment companies frequently trade at a discount from net asset value. Since our inception, our common stock has at times traded above net asset value, and at times traded below net asset value. During the past three years, our common stock has often traded, and at times significantly, below net asset value. Subsequent to September 30, 2011, our common stock has traded at discounts of up to 34.5% of our net asset value as of September 30, 2011. As of May 31, 2012, our common stock was trading at a discount of 23.1% of our net asset value as of March 31, 2012. This characteristic of shares of closed-end investment companies is separate and distinct from the risk that our net asset value per share will decline. As with any stock, the price of our shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Whether investors will realize gains or losses upon the sale of our shares will not depend directly upon our net asset value, but will depend upon the market price of the shares at the time of sale. Since the market price of our shares will be affected by such factors as the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond our control, we cannot predict whether the shares will trade at, below or above our net asset value. Under the 1940 Act, we are generally not able to issue additional shares of our common stock at a price below net asset value per share to purchasers other than our existing common stockholders through a rights offering without first obtaining the approval of our voting stockholders and our independent directors. Additionally, at times when our stock is trading below its net asset value per share, our dividend yield may exceed the weighted average returns that we would expect to realize on new investments that would be made with the proceeds from the sale of such stock, making it unlikely that we would determine to issue additional shares in such circumstances. Thus, for as long as our common stock trades below net asset value we will be subject to significant constraints on our ability to raise capital through the issuance of common stock. Additionally, an extended period of time in which we are unable to raise capital may restrict our ability to grow and adversely impact our ability to increase or maintain our distributions.

Common stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock.

At our most recent annual meeting on February 16, 2012, our stockholders approved a proposal designed to allow us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for a period of one year, subject to certain conditions (including, but not limited to, that the cumulative number of shares issued and sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale). During the past three years, our common stock has often traded, and at times significantly, below net asset value. Any decision to sell shares of our common stock below the then current net asset value per share of our common stock would be subject to the determination by our Board of Directors that such issuance is in our and our stockholders’ best interests.

If we were to sell shares of our common stock below net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. The greater the difference between the sale price and the net asset value per share at the time of the offering, the more significant the dilutive impact would be. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect, if any, cannot be currently predicted. However, if for example, we sold an additional 10% of our common stock at a 5% discount from net asset value, a common stockholder who did not participate in that offering for its proportionate interest would suffer net asset value dilution of up to 0.5% or $5 per $1,000 of net asset value.

If we fail to pay dividends on our Series 2016 Term Preferred Stock dividends for two years, the holders thereof will be entitled to elect a majority of our directors.

The terms of our Series 2016 Term Preferred Stock provide for annual dividends in the amount of $1.7813 per outstanding share. In accordance with the terms of our Series 2016 Term Preferred Stock, if we fail to pay dividends on the Series 2016 Term Preferred Stock for a period of two years, the holders of Series 2016 Term Preferred Stock will be entitled to elect a majority of our Board of Directors.

Our Series 2016 Term Preferred Stock magnifies the potential for gain or loss for our holders of common stock and the risks of investing in our common stock in the same way as our borrowings.

Preferred stock, which is another form of leverage, has the same risks to our common stockholders as borrowings because the dividends on any preferred stock we issue must be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common stockholders, and preferred stockholders are less subject to our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

An investment in Series 2016 Term Preferred Stock with a fixed interest rate bears interest rate risk.

Our Series 2016 Term Preferred Stock, in general, pays dividends at a fixed dividend rate of 7.125% per year. Prices of fixed income investments generally vary inversely with changes in market yields. The market yields on securities comparable to the Series 2016 Term Preferred Stock may increase, which would likely result in a decline in the secondary market price of the Series 2016 Term Preferred Stock prior to the term redemption date. This risk may be even more significant in light of the low nature of the currently prevailing market interest rates.

A liquid secondary trading market for our Series 2016 Term Preferred Stock may not develop.

Because we have no prior trading history for exchange-listed preferred stock, we cannot predict the trading patterns of the Series 2016 Term Preferred Stock, including the effective costs of trading the stock. Although our Series 2016 Term Preferred Stock is listed for trading on the NASDAQ, there is a risk that such shares may be thinly traded, and the market for such shares may be relatively illiquid compared to the market for other types of securities, with the spread between the bid and asked prices considerably greater than the spreads of other securities with comparable terms and features.

The Series 2016 Term Preferred Stock is not rated.

We have not had the Series 2016 Term Preferred Stock rated by any rating agency. Unrated securities usually trade at a discount to similar, rated securities. As a result, there is a risk that the shares of our Series 2016 Term Preferred Stock may trade at a price that is lower than they might otherwise trade if they were rated by a rating agency.

The Series 2016 Term Preferred Stock bears a risk of early redemption by us.

We may voluntarily redeem some or all of the Series 2016 Term Preferred Stock on or after December 31, 2012. We also may be forced to redeem some or all of the Series 2016 Term Preferred Stock to meet regulatory requirements and the asset coverage requirements of such shares and any such redemption may occur at a time that is unfavorable to holders of the Series 2016 Term Preferred Stock. We may have an incentive to redeem the Series 2016 Term Preferred Stock voluntarily before the mandatory redemption date if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the fixed dividend rate on the Series 2016 Term Preferred Stock.

Claims of holders of our Series 2016 Term Preferred Stock are subject to a risk of subordination relative to holders of our debt instruments.

Rights of holders of our Series 2016 Term Preferred Stock are subordinated to the rights of holders of our indebtedness. Therefore, dividends, distributions and other payments to holders of Series 2016 Term Preferred Stock in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness. In addition, under some circumstances the 1940 Act may provide debt holders with voting rights that are superior to the voting rights of holders of the Series 2016 Term Preferred Stock.

Holders of our Series 2016 Term Preferred Stock are subject to inflation risk.

Inflation is the reduction in the purchasing power of money resulting from the increase in the price of goods and services. Inflation risk is the risk that the inflation-adjusted, or “real,” value of an investment in Series 2016 Term Preferred Stock or the income from that investment will be worth less in the future. As inflation occurs, the real value of the Series 2016 Term Preferred Stock and dividends payable on such shares declines.

Holders of our Series 2016 Term Preferred Stock bear reinvestment risk.

Given the five-year term and potential for early redemption of the Series 2016 Term Preferred Stock, holders of such shares may face an increased reinvestment risk, which is the risk that the return on an investment purchased with proceeds from the sale or redemption of the Series 2016 Term Preferred Stock may be lower than the return previously obtained from the investment in such shares.

Holders of our Series 2016 Term Preferred Stock bear dividend risk.

We may be unable to pay dividends on the Series 2016 Term Preferred Stock under some circumstances. The terms of our indebtedness preclude the payment of dividends in respect of equity securities, including the Series 2016 Term Preferred Stock, under certain conditions.

There is a risk of delay in our redemption of our Series 2016 Term Preferred Stock, and we may fail to redeem such securities as required by their terms.

We will generally make investments in private companies whose securities are not traded in any public market. Substantially all of the investments we presently hold and the investments we expect to acquire in the future are, and will be, subject to legal and other restrictions on resale and will otherwise be less liquid than publicly-traded securities. The illiquidity of our investments may make it difficult for us to obtain cash equal to the value at which we record our investments quickly if a need arises. If we are unable to obtain sufficient liquidity prior to the term redemption date, we may be forced to engage in a partial redemption or to delay a required redemption. If such a partial redemption or delay were to occur, the market price of the Series 2016 Term Preferred Stock might be adversely affected.

Other Risks

We could face losses and potential liability if intrusion, viruses or similar disruptions to our technology jeopardize our confidential information, whether through breach of our network security or otherwise.

Maintaining our network security is of critical importance because our systems store highly confidential financial models and portfolio company information. Although we have implemented, and will continue to implement, security measures, our technology platform is and will continue to be vulnerable to intrusion, computer viruses or similar disruptive problems caused by transmission from unauthorized users. The misappropriation of proprietary information could expose us to a risk of loss or litigation.

Terrorist attacks, acts of war, or national disasters may affect any market for our common stock, impact the businesses in which we invest, and harm our business, operating results, and financial conditions.

Terrorist acts, acts of war, or national disasters have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or national disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results, and financial condition. Losses from terrorist attacks and national disasters are generally uninsurable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus or any accompanying prospectus supplement, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” section of this prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. The forward-looking statements contained in this prospectus or any accompanying prospectus supplement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

USE OF PROCEEDS

Unless otherwise specified in any prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the Securities for general corporate purposes. We expect the proceeds to be used first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objective, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit facility currently accrues interest at the rate of approximately 5.25% and matures on January 18, 2015. We anticipate that substantially all of the net proceeds of any offering of Securities will be utilized in the manner described above within three months of the completion of such offering. Pending such utilization, we intend to invest the net proceeds of any offering of Securities primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each dividend when declared while the actual tax characteristics of dividends are reported annually to each stockholder on Form 1099 DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations.”

Our common stock is quoted on the NASDAQ under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of May 31, 2012, we had 63 stockholders of record, meaning individuals or entities that we carry in our records as the registered holder (although not necessarily the beneficial owner) of our common stock.

The following table sets forth the range of high and low intraday sale prices of our common stock as reported on the NASDAQ and the dividends declared by us for the last two completed fiscal years and the current fiscal year through May 31, 2012.

COMMON SHARE PRICE DATA

	NAV(1)	High	Low	Dividend Declared	(Discount) Premium of High Sales Price to NAV(2)	Discount of Low Sales Price to NAV(2)
Fiscal Year ended September 30, 2010
First Quarter	$11.92	$9.50	$7.50	$0.21	(20)%	(37)%
Second Quarter	12.10	12.32	7.10	0.21	2	(41)
Third Quarter	11.81	14.06	9.58	0.21	19	(19)
Fourth Quarter	11.85	12.73	10.15	0.21	7	(14)
Fiscal Year ending September 30, 2011
First Quarter	11.74	12.17	10.83	0.21	4	(8)
Second Quarter	11.18	12.12	10.46	0.21	8	(6)
Third Quarter	10.34	11.66	9.22	0.21	13	(11)
Fourth Quarter	10.16	9.75	6.86	0.21	(4)	(32)
Fiscal Year ending September 30, 2012
First Quarter	9.90	8.74	6.46	0.21	(12)	(35)
Second Quarter	9.62	9.33	7.69	0.21	(3)	(20)
Third Quarter (through May 31, 2012)	*	8.46	7.31	0.21	*	*

(1)	Net asset value (“NAV”) per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low intraday sale prices. The NAV per shares shown are based on outstanding shares at the end of each period.
(2)	The (discounts) premiums set forth in these columns represent the high or low, as applicable, intraday sale price per share for the relevant quarter minus the NAV per share as of the end of such quarter, and therefore may not reflect the (discount) premium to NAV per share on the date of the high and low intraday sale prices.
*	Not yet available, as the NAV per share as of the end of this quarter has not yet been determined.

The following are our outstanding classes of securities as of March 31, 2012.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under(3)
Common Stock	46,000,000	—	21,000,160
Term Preferred Stock	4,000,000	—	1,539,882

RATIOS OF EARNINGS TO FIXED CHARGES

For the six months ended March 31, 2012 and 2011 and the years ended September 30, 2011, 2010, 2009, 2008 and 2007, the ratios of three income metrics to fixed charges of the Company, computed as set forth below, were as follows

	Six Months Ended March 31,				Year Ended September 30,
	2012		2011		2011		2010	2009	2008		2007
Net investment income plus fixed charges to fixed charges	5.1x		6.5x		5.5x		4.0x	3.0x	3.7x		4.0x
Net investment income plus realized gains (losses) plus fixed charges to fixed charges	5.1x		6.5x		5.2x		3.5x	0.5x	3.6x		4.0x
Net (decrease) increase in net assets resulting from operations plus fixed charges to fixed charges	(0.3x	)	(8.9x	)	(4.2x	)	3.8x	1.4x	(1.2x	)	3.0x

For purposes of computing the ratios, fixed charges include interest expense on borrowings, dividend expense on mandatorily redeemable preferred stock and amortization of deferred financing fees.

CONSOLIDATED SELECTED FINANCIAL DATA

The following table summarizes our consolidated selected financial data and other data. The consolidated selected financial data as of September 30, 2011 and 2010 and for the fiscal years ended September 30, 2011, 2010 and 2009 is derived from our audited consolidated financial statements included in this prospectus. The consolidated selected financial data as of and for the six months ended March 31, 2012 and 2011 is derived from our unaudited condensed consolidated financial statements included in this prospectus. The consolidated selected financial data as of September 30, 2009, 2008 and 2007 and for the fiscal years ended September 30, 2008 and 2007 is derived from our audited consolidated financial statements that are not included in this prospectus. The other data included in the second table is unaudited. You should read this data together with our consolidated financial statements and notes thereto presented elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

	Six Months Ended March 31,		Year Ended September 30,
	2012	2011	2011	2010	2009	2008	2007
	(unaudited )	(unaudited )
Statement of operations data:
Total investment income	$20,317	$16,405	$35,211	$35,539	$42,618	$45,725	$36,687
Total expenses net of credits from Adviser	10,683	7,339	16,799	17,780	21,587	19,172	14,426

Net investment income	9,634	9,066	18,412	17,759	21,031	26,553	22,261

Net realized and unrealized (loss) gain on investments, derivatives and borrowings	(12,526)	(15,316)	(39,511)	(1,365)	(17,248)	(47,815)	(7,309)

Net (decrease) increase in net assets resulting from operations	$(2,892)	$(6,250)	$(21,099)	$16,394	$3,783	$(21,262)	$14,952

Per common share data(1):
Net (decrease) increase in net assets resulting from operations per common share —
Basic	$(0.14)	$(0.30)	$(1.00)	$(0.78)	$(0.18)	$(1.08)	$1.13
Diluted	(0.14)	(0.30)	(1.00)	(0.78)	(0.18)	(1.08)	1.13
Net investment income per common share —
Basic	0.46	0.43	0.88	0.84	1.00	1.35	1.69
Diluted	0.46	0.43	0.88	0.84	1.00	1.35	1.69
Cash distributions declared per common share	(0.42)	(0.42)	(0.84)	(0.84)	(1.26)	(1.68)	(1.68)
Weighted common shares outstanding (basic and diluted)	21,022,087	21,039,242	21,039,242	21,060,351	21,087,574	19,699,796	13,173,822
Statement of assets and liabilities data:
Total assets	$311,311	$272,536	$317,624	$270,518	$335,910	$425,698	$367,729
Net assets	202,002	235,215	213,721	249,246	249,076	271,748	220,959
Net asset value per common share	9.62	11.18	10.16	11.85	11.81	12.89	14.97
Common shares outstanding	21,000,160	21,039,242	21,039,242	21,039,242	21,087,574	21,087,574	14,762,574
Senior securities data:
Borrowings under line of credit, at cost(2)	$65,800	$33,200	$100,012	$17,940	$83,350	$151,030	$144,440
Mandatorily redeemable preferred stock	38,497	—	—	—	—	—	—
Asset coverage ratio(3)	292%	807%	314%	1,419%	396%	279%	252%
Asset coverage per unit(4)	$2,922	$8,073	$3,144	$14,187	$3,963	$2,792	$2,294

(1)	Per share data for net (decrease) increase in net assets resulting from operations is based on the weighted average common stock outstanding for both basic and diluted.
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding our level of indebtedness.
(3)	As a business development company, we are generally required to maintain an asset coverage ratio (as defined in Section 18(h) of the 1940 Act) of at least 200% on our senior securities representing indebtedness and our senior securities that are stock. Our mandatorily redeemable preferred stock is a senior security that is stock.
(4)	Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand of indebtedness.

	Six Months Ended March 31,		Year Ended September 30,
	2012	2011	2011	2010	2009	2008	2007
	(Dollar amounts in thousands, except per unit data)
Other unaudited data:
Number of portfolio companies as of end of period	55	45	59	39	48	63	56
Average size of portfolio company investment at cost	$6,781	$6,983	$6,488	$7,647	$7,592	$7,315	$6,352
Principal amount of new investments	(29,609)	(52,424)	(110,903)	(10,580)	—	(141,017)	(214,825)
Proceeds from loan repayments and investments sold	31,219	36,004	50,002	85,634	96,693	70,482	121,818
Weighted average yield on investments(1):	10.91%	11.36%	11.16%	10.85%	10.07%	10.38%	12.39%
Total return(2)	24.46	4.12	(33.77)	37.46	(30.94)	(13.90)	(4.40)

(1)	Weighted average yield on investments equals interest income on investments divided by the annualized weighted average investment balance throughout the period.
(2)	Total return equals the (decrease) increase of the ending market value over the beginning market value, taking into account monthly distributions reinvested in accordance with our dividend reinvestment plan, divided by the monthly beginning market value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(dollar amounts in thousands, except per share data or unless otherwise indicated)

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere herein.

OVERVIEW

General

We were incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001. Our investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, with a particular focus on senior notes, of established private businesses in the United States that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses. In addition, we may acquire existing loans that meet this profile from other funds. We also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make loans. We operate as a closed-end, non-diversified management investment company, and have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

We focus on investing in small and medium-sized private U.S. businesses that meet certain criteria, including some but not all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity position, if any. We anticipate that liquidity in our equity position will be achieved through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants, though there can be no assurance that we will always have these rights. We lend to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control. We invest by ourselves or jointly with other funds and/or management of the portfolio company, depending on the opportunity. If we are participating in an investment with one or more co-investors, our investment is likely to be smaller than if we were investing alone.

Business Environment

While economic conditions generally appear to be improving, we remain cautious about a long-term economic recovery. The recent recession in general, and the disruptions in the capital markets in particular, have impacted our liquidity options and increased the cost of debt and equity capital. Many of our portfolio companies, as well as those that we evaluate for possible investment, are impacted by these economic conditions, and if these conditions continue to persist, it may affect their ability to repay our loans or engage in a liquidity event, such as a sale, recapitalization or initial public offering. The economic conditions could also disproportionately impact some of the industries in which we have invested, causing us to be more vulnerable to losses in our portfolio, which could cause the number of our non-performing assets to increase and the fair market value of our portfolio to decrease. We do not know when market conditions will continue to improve again or if adverse conditions will again intensify, and we do not know the full extent to which the economic downturn will affect us. If market instability persists or intensifies, we may experience continued difficulty in raising additional capital.

However, during these distressed economic times, we have been able to complete both a preferred stock public offering and a renewal of our $137.0 million line of credit (our “Credit Facility” defined under “Financing

Highlights” discussion further below) for a three year period. In November 2011, we issued approximately 1.5 million shares of 7.125% Series 2016 Term Preferred Stock for gross proceeds of $38.5 million. In addition, in January 2012 we closed on an amendment on our $137.0 million line of credit to extend its maturity until 2015. Both of these events are discussed in further detail below under “Financing Highlights.”

Market conditions have affected the trading price of our common stock and our ability to finance new investments through the issuance of equity. On May 31, 2012, the closing market price of our common stock was $7.40, a 23.1% discount to our March 31, 2012 net asset value (“NAV”) per common share of $9.62. When our stock trades below NAV, as it has often traded over the last three years, our ability to issue equity is constrained by provisions of the 1940 Act, which generally prohibits the issuance and sale of our common stock below NAV per common share without stockholder approval other than through sales to our then-existing stockholders pursuant to a rights offering. At our annual meeting of stockholders held on February 16, 2012, our stockholders approved a proposal which authorizes us to sell shares of our common stock at a price below our then current NAV per common share subject to certain limitations (including, but not limited to, that the cumulative number of shares issued and sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale) for a period of one year from the date of approval, provided that our Board of Directors makes certain determinations prior to any such sale. We expect that at the next annual stockholders meeting scheduled in February 2013, our stockholders will again be asked to vote in favor of renewing this proposal for another year.

Challenges in the current market are intensified for us by certain regulatory limitations under the Code and the 1940 Act, as well as contractual restrictions under the agreement governing our Credit Facility that further constrain our ability to access the capital markets. To maintain our qualification as a RIC, we must satisfy, among other requirements, an annual distribution requirement to pay out at least 90% of our ordinary income and short-term capital gains to our stockholders. Because we are required to distribute our income in this manner, and because the illiquidity of many of our investments makes it difficult for us to finance new investments through the sale of current investments, our ability to make new investments is highly dependent upon external financing. Our external financing sources include the issuance of equity securities, debt securities or other leverage, such as borrowings under our line of credit. Our ability to seek external debt financing, to the extent that it is available under current market conditions, is further subject to the asset coverage limitations of the 1940 Act, which require us to have an asset coverage ratio (as defined in Section 18(h) of the 1940 Act), of at least 200% immediately after each issuance of senior securities representing indebtedness and senior securities that are stock, to which we refer collectively as “Senior Securities.”

The continued unsteady economic recovery may also continue to cause the value of the collateral securing some of our loans to fluctuate, as well as the value of our equity investments, which has impacted and may continue to impact our ability to borrow under our Credit Facility. Additionally, our Credit Facility contains covenants regarding the maintenance of certain minimum loan concentrations and net worth covenants, which are affected by the decrease in value of our portfolio. Failure to meet these requirements would result in a default which, if we are unable to obtain a waiver from our lenders, would cause an acceleration of our repayment obligations under our Credit Facility. As of March 31, 2012, we were in compliance with all of our Credit Facility’s covenants.

We expect that, given these regulatory and contractual constraints in combination with current market conditions, debt and equity capital may be costly or difficult for us to access in the near term. However, we believe that our recent public offering of Series 2016 Term Preferred Stock and our three year renewal on our Credit Facility will increase our ability to make conservative investments in businesses that we believe will weather the current economic conditions and will be likely to produce attractive long-term returns for our stockholders.

Investment Highlights

During the six months ended March 31, 2012, we extended an aggregate of $10.1 million of investments to two new portfolio companies and an aggregate of $19.5 million of investments to existing portfolio companies through existing revolver draws, new term notes or additions to term notes and equity. Also, during the six months ended March 31, 2012, we sold three portfolio companies for aggregate proceeds of approximately $6.5 million, and we received scheduled and unscheduled contractual principal repayments of approximately $24.8 million from existing portfolio companies, including four early payoffs.

During the fiscal year ended September 30, 2011, we extended $110.9 million in new debt and equity investments to 25 new portfolio companies, and we extended $25.4 million of investments to existing portfolio companies through revolver draws or additions to term notes. Also, during the fiscal year ended September 30, 2011, we exited five portfolio companies for aggregate proceeds of approximately $25.8 million, and we received scheduled and unscheduled contractual principal repayments of approximately $20.0 million from existing portfolio companies. Since our initial public offering in August 2001, we have made 315 different loans to, or investments in, 157 companies for a total of approximately $1.1 billion, before giving effect to principal repayments on investments and divestitures.

During the six months ended March 31, 2012, we executed the following transactions with certain of our portfolio companies:

Repayments and Exits:

•

During the six months ended March 31, 2012, borrowers made principal repayments totaling $24.8 million in the aggregate, consisting of $14.9 million of unscheduled early payoffs as well as $9.9 million in contractual amortization, revolver repayments and principal payments. Included in the principal payments were the net proceeds at par from early payoffs by Northern Contours, Inc. (“Northern Contours”) of $6.1 million, Global Materials Technology Inc. (“GMT”) of $2.4 million, RCS Management Holding Co. (“RCS”) of $4.4 million, and Ernest Health Inc. (“Ernest Health”) of $2.0 million. In relation to these exits, we received $1.1 million in success fees from GMT and $0.9 million in success fees from RCS.

•

In December 2011, we sold our investments in Newhall Holdings Inc. (“Newhall”) for net proceeds of $3.3 million, which resulted in a realized loss of $7.4 million recorded in the three months ended December 31, 2011.

Workouts:

•

Effective October 2011, we restructured Sunshine Media Holdings (“Sunshine”), by reducing the interest rates on its line of credit, senior term debt and LOT senior term debt to preserve Sunshine’s capital to further enable it to invest in new and existing initiatives. We have also invested $1.6 million in preferred equity and $2.1 million in line of credit draws to Sunshine during the six months ended March 31, 2012. We placed our investment in Sunshine’s LOT senior term debt on non-accrual status effective January 1, 2012.

•

In November 2011, we invested $1.6 million in Ohana Media Group (“Ohana”) to facilitate its purchase of certain of KMBQ Corporation’s (“KMBQ”) assets out of receivership. In connection with this transaction, we received net proceeds of $1.2 million and recorded a realized loss during the three months ended December 31, 2011 totaling $1.0 million. Ohana replaced KMBQ on our Condensed Consolidated Schedule of Investments as a Non-Control/Non-Affiliate investment at December 31, 2011.

•

Effective January 2012, we restructured our investment in Viapack, Inc. (“Viapack”) by reducing the interest rates on its line of credit, senior real estate term debt and senior term debt to preserve Viapack’s capital to enable it to invest in existing initiatives. We have also invested $1.8 million in line of credit draws to Viapack during the six months ended March 31, 2012. We placed our investment in Viapack’s LOT senior term debt on non-accrual status effective January 1, 2012.

During the fiscal year ended September 30, 2011, we executed the following transactions with certain of our portfolio companies:

Purchases

•

During the year ended September 30, 2011, we extended $95.7 million of senior term or senior subordinated syndicated loan investments to 23 new portfolio companies and $15.2 million of investments to two new proprietary portfolio companies (North American Aircraft Services LLC and Westland Technologies, Inc.). In monitoring the market activity during the year ended September 30, 2011, we noted favorable syndicate loan marketplace conditions and consequently increased our investment in such loans. The majority of our senior syndicated loan investments occurred during the quarters ended March 31 and June 30, 2011.

Repayments and Exits

•

During the year ended September 30, 2011, 36 borrowers made principal repayments totaling $45.8 million in the aggregate, consisting of $16.6 million in unscheduled payoffs as well as $29.2 million in contractual amortization, revolver repayments and principal payments. Included in the principal payments were payoffs of four portfolio companies at par, Interfilm Holdings, Inc., Puerto Rico Cable Acquisition Company, Inc., Pinnacle Treatment Centers, Inc. and Airvana Network Solutions, Inc. Additionally, we sold one portfolio company, Finn Corporation, for $37 in net proceeds.

Workouts

•

In January 2011, we purchased common stock for $1.5 million from existing shareholders of Sunshine Media Holdings (“Sunshine”), a publisher of regional B2B trade magazines, which gave us a controlling interest in the company and resulted in the reclassification of the investment from Non-Control/Non-Affiliate to Control during the quarter ended March 31, 2011. Additionally, we have extended $1.3 million to Sunshine Media through revolver draws between January 2011 and September 2011.

•

In July 2011, we increased our investment in Viapack, Inc. (“Viapack”), a manufacturer of polyethylene film, by adding a line of credit facility and purchasing preferred equity; which gave us a controlling interest in the company and resulted in the reclassification of the investment from Non-Control/Non-Affiliate to Control during the quarter ended September 30, 2011. The facility had $1.6 million drawn as of September 30, 2011.

•

In August 2011, we restructured our loan to SCI Cable, Inc. (“SCI”), a cable, internet and voice services provider, through a UCC Article 9 sale. This resulted in a new control entity, Kansas Cable Holdings, Inc., obtaining certain of the assets of SCI and we recognized a realized loss of $1.3 million during the quarter ended September 30, 2011. Kansas Cable Holdings, Inc. replaced SCI on the Schedule of Investments and remains on non-accrual status as of March 31, 2012.

Subsequent to March 31, 2012, we have made several investments in existing and new portfolio companies, including a $16.0 million combined senior subordinated debt and equity investment in Francis Drilling Fluids, Ltd. and a $12.0 million senior term debt investment in POP Radio LP.

Financing Highlights

Renewal of Credit Facility

On January 19, 2012, we entered into Amendment No. 3 to the fourth amended and restated credit agreement (the “Credit Facility”), through Gladstone Business Loan, LLC (“Business Loan”), to extend the maturity date of our $137.0 million line of credit from March 15, 2012 to January 18, 2015 (the “Maturity Date”). The interest rates remained unchanged. The Credit Facility was arranged by Key Equipment Finance Inc.

(“Keybank”) as administrative agent, with Branch Banking and Trust Company (“BB&T”) and ING Capital LLC (“ING”) also joining the Credit Facility as committed lenders. Subject to certain terms and conditions, the Credit Facility may be expanded to a maximum of $237.0 million through the addition of other committed lenders to the facility. If the Credit Facility is not renewed or extended by the Maturity Date, all principal and interest will be due and payable on or before January 18, 2016 (one year after the Maturity Date). The Credit Facility also limits payments on distributions to the aggregate net investment income for each of the twelve month periods ended September 30, 2011, 2012, 2013, 2014 and 2015. The interest rates on advances under the Credit Facility remained unchanged at 30-day London Interbank Offered Rate (“LIBOR”) subject to a minimum rate of 1.5%, plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when the Credit Facility is drawn more than 50% and 1.0% per annum on undrawn amounts when the Credit Facility is drawn less than 50%. We incurred fees of $1.4 million in connection with this amendment. All other terms of the Credit Facility remained substantially unchanged.

Term Preferred Stock Offering

On November 4, 2011, we completed an offering of 1.4 million shares of 7.125% Series 2016 Term Preferred Stock, par value $0.001 per share at a public offering price of $25.00 per share under a shelf registration statement on Form N-2 (File No. 333-162592) and pursuant to a prospectus dated July 15, 2011, as supplemented by a final prospectus supplement dated October 28, 2011, which was filed with the SEC on October 31, 2011. Net proceeds of the offering, after deducting underwriting discounts and estimated offering expenses borne by us were approximately $33.0 million and were used to repay a portion of outstanding borrowings under our Credit Facility. On November 17, 2011, the underwriters exercised their option to purchase an additional 139,882 shares of our Series 2016 Term Preferred Stock to cover over-allotments, for which we received net proceeds, after deducting underwriting discounts and other offering expenses, of $3.4 million. These proceeds were also used to repay a portion of outstanding borrowings under our Credit Facility.

Investment Strategy

Our strategy is to make loans at favorable interest rates to small and medium-sized U.S. businesses. Our loans typically range from $5 million to $20 million, although this investment size may vary proportionately as the size of our capital base changes, generally mature in no more than seven years and accrue interest at variable rates and to a lesser extent fixed rates. Because the majority of our portfolio loans consist of term debt of private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. Accordingly, we cannot accurately predict what ratings these loans might receive if they were rated, and thus cannot determine whether or not they could be considered “investment grade” quality.

To the extent possible, our loans generally are collateralized by a security interest in the borrower’s assets. Interest payments are generally made monthly or quarterly with amortization of principal generally being deferred for several years. The principal amount of the loans and any accrued but unpaid interest generally become due in no more than seven years.

Original issue discount (“OID”) arises when we extend a loan and receive an equity interest in the borrower at the same time, or purchase a loan at a discount to par. To the extent that the price paid for the equity is not at market value, we must allocate part of the price paid for the loan, to the value of the equity. Then the amount allocated to the equity, the OID, must be amortized over the life of the loan. The amortization of OID also produces income that must be recognized for purposes of satisfying the distribution requirements for a RIC under Subchapter M of the Code, whereas the cash is received, if at all, when the equity instrument is sold. As of September 30, 2011, we had 27 loans with OID income, as compared to four OID loans as of September 30, 2010. We increased the number of syndicated loan investments in our portfolio during 2011, which generally have an OID component. We recorded OID income of $0.2 million for the year ended September 30, 2011, as compared to $21 for the year ended September 30, 2010. The unamortized balance of OID investments as of September 30, 2011 and 2010 totaled $1.5 million and $0.3 million, respectively.

Some of our loans may contain a provision that calls for some portion of the interest payments to be deferred and added to the principal balance so that the interest is paid, together with the principal, at maturity. This form of deferred interest is often called “paid in kind” (“PIK”) interest and, when earned, we record PIK interest as interest income and add the PIK interest to the principal balance of the loans. We seek to avoid PIK interest with all potential investments under review. During the quarter ended June 30, 2011, our sole PIK investment was restructured and the PIK interest component was eliminated, therefore as of September 30, 2011, we had no investments that bore PIK interest, as compared to one investments with PIK interest as of September 30, 2010.

In addition, as a BDC under the 1940 Act, we are required to make available significant managerial assistance to our portfolio companies. Our investment adviser, Gladstone Management Corporation (the “Adviser”) provides these services on our behalf through its officers who are also our officers. Currently, neither we nor our Adviser charges a fee for managerial assistance; however, if our Adviser does receive fees for managerial assistance, our Adviser will credit the managerial assistance fees to the base management fee due from us to our Adviser.

Our Adviser and Gladstone Securities, LLC (“Gladstone Securities”) a broker-dealer registered with the FINRA, each an affiliate of ours, receive fees for certain services they separately provide to certain of our portfolio companies. Such fees are generally paid directly to our Adviser or Gladstone Securities, as applicable. When our Adviser receives such fees, 50% of certain of those fees and 100% of others are credited against the base management fee that we pay to our Adviser. Gladstone Securities provides certain of our portfolio companies with investment banking and due diligence services; these fees do not impact the overall fees that we pay the Adviser.

Our Adviser also receives fees for monitoring and reviewing portfolio company investments. These fees are recurring and are generally paid annually or quarterly in advance to our Adviser throughout the life of the investment. Fees of this nature are recorded as revenue by our Adviser when earned and are not credited against the base management fee. We may receive fees for the origination and closing services we provide to portfolio companies through our Adviser. These fees are paid directly to us and are recognized as other income upon closing of the originated investment.

Prior to making an investment, we ordinarily enter into a non-binding term sheet with the potential borrower. These non-binding term sheets are generally subject to a number of conditions, including, but not limited to, the satisfactory completion of our due diligence investigations of the potential borrower’s business, reaching agreement on the legal documentation for the loan, and the receipt of all necessary consents. Upon execution of the non-binding term sheet, the potential borrower generally pays the Adviser a non-refundable fee for services rendered by the Adviser through the date of the non-binding term sheet. These fees are received by the Adviser and are offset against the base management fee payable to the Adviser, which has the effect of reducing our expenses to the extent of any such fees received by the Adviser.

In the event that we expend significant effort in considering and negotiating a potential investment that ultimately is not consummated, we generally will seek reimbursement from the proposed borrower for our reasonable expenses incurred in connection with the transaction, including legal fees. Any amounts collected for expenses incurred by the Adviser in connection with unconsummated investments will be reimbursed to the Adviser. Amounts collected for these expenses incurred by us will be reimbursed to us and will be recognized in the period in which such reimbursement is received, however, there can be no guarantee that we will be successful in collecting any such reimbursements.

Our Adviser and Administrator

Our Adviser is led by a management team which has extensive experience in our lines of business. Our Adviser is controlled by David Gladstone, our chairman and chief executive officer. Mr. Gladstone is also the chairman and chief executive officer of our Adviser. Terry Lee Brubaker, our vice chairman, chief operating officer, secretary and director, is a member of the board of directors of our Adviser and its vice chairman and chief operating officer and has substantial experience in acquisitions and operations of companies. George Stelljes III, our president, chief investment officer and director, is a member of the board of directors of our Adviser and its president and chief investment officer and has extensive experience in leveraged finance. Gladstone Administration, LLC (the “Administrator”), an affiliate of our Adviser, employs our chief financial officer, chief accounting officer, chief compliance officer, internal counsel, and their respective staffs.

Our Adviser and Administrator also provide investment advisory and administrative services to certain of our affiliates, including but not limited to, Gladstone Commercial Corporation (“Gladstone Commercial”), a publicly-traded real estate investment trust; Gladstone Investment Corporation (“Gladstone Investment”), a publicly-traded BDC and RIC; Gladstone Lending Corporation (“Gladstone Lending”), a private corporation that was formed to primarily invest in first and second lien term loans that has filed a registration statement on Form N-2 with the SEC, but which has not yet commenced operations; Gladstone Partners Fund, L.P., a private partnership fund formed primarily to co-invest with us and Gladstone Investment and Gladstone Land Corporation (“Gladstone Land”), a private agricultural real estate company. Excluding our chief financial officer and treasurer and chief accounting officer, all of our executive officers serve as either directors or executive officers, or both, of our Adviser, our Administrator, Gladstone Commercial, Gladstone Investment and Gladstone Land. Our chief financial officer and treasurer also serves as an executive officer of Gladstone Investment. In the future, our Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds, both public and private.

Investment Advisory and Management Agreement

Under the amended and restated investment advisory agreement (“Advisory Agreement”), we pay our Adviser an annual base management fee of 2% of our average gross assets, which is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

We also pay our Adviser a two-part incentive fee under the Advisory Agreement. The first part of the incentive fee is an income-based incentive fee which rewards our Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets (the “hurdle rate”). The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to our Adviser, we will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. The Adviser has not earned the capital gains-based portion of the incentive fee since our inception.

We pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees, stockholder related expenses, and directors and officers insurance under the Advisory Agreement.

Beginning in April 2006, our Board of Directors has accepted from the Adviser, unconditional and irrevocable voluntarily waivers on a quarterly basis to reduce the annual 2.0% base management fee on senior syndicated loans to 0.5% to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations. In addition to the base management and incentive fees under the Advisory Agreement, 50% of certain fees and 100% of others received by the Adviser from our portfolio companies are credited against the investment advisory fee and paid to the Adviser.

The Adviser services our loan portfolio, pursuant to a loan servicing agreement with our wholly-owned subsidiary Business Loan, in return for a 1.5% annual fee, based on the monthly aggregate outstanding loan balance of the loans pledged under the Credit Facility.

On July 12, 2011, our Board of Directors approved the renewal of the Advisory Agreement with our Adviser through August 31, 2012. We expect that our Board of Directors will approve a further one year renewal in July 2012.

Administration Agreement

We are party to an administration agreement with our Administrator (the “Administration Agreement”), whereby we pay separately for administrative services. The Administration Agreement provides for payments equal to our allocable portion of the Administrator’s overhead expenses in performing its obligations under the Administration Agreement including, but not limited to, rent and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief accounting officer, chief compliance officer, internal counsel, and their respective staffs. Our allocable portion of expenses is generally derived by multiplying our Administrator’s total allocable expenses by the percentage of our total assets at the beginning of the quarter in comparison to the total assets at the beginning of the quarter of all companies managed by our Adviser under similar agreements. On July 12, 2011, our Board of Directors approved the renewal of this Administration Agreement through August 31, 2012. We expect that our Board of Directors will approve a further one year renewal in July 2012.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported consolidated amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ materially from those estimates. We have identified our investment valuation process as our most critical accounting policy.

Investment Valuation

The most significant estimate inherent in the preparation of our Condensed Consolidated Financial Statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded.

General Valuation Policy: We value our investments in accordance with the requirements of the 1940 Act. As discussed more fully below, we value securities for which market quotations are readily available and reliable at their market value. We value all other securities and assets at fair value as determined in good faith by our Board of Directors. Such determination of fair values may involve subjective judgments and estimates.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820 provides a consistent definition of fair value that focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

•	Level 1 —inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•

Level 2 —inputs to the valuation methodology include quoted prices for similar assets and liabilities in active or inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•

Level 3 —inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect the assumptions that market participants would use when pricing the asset or liability and can include our own assumptions, based upon the best available information.

As of March 31, 2012 and September 30, 2011, all of our investments were valued using Level 3 inputs. See Note 3–Investments in the accompanying notes to our Condensed Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding fair value measurements and our application of ASC 820.

We use generally accepted valuation techniques to value our portfolio unless we have specific information about the value of an investment to determine otherwise. From time to time we may accept an appraisal of a business in which we hold securities. These appraisals are expensive and occur infrequently, but provide a third-party valuation opinion that may differ in results, techniques and scope used to value our investments. When these specific third-party appraisals are obtained, we would use estimates of value provided by such appraisals and our own assumptions including estimated remaining life, current market yield and interest rate spreads of similar securities, as of the measurement date, to value our investments.

In determining the value of our investments, our Adviser has established an investment valuation policy (the “Policy”). The Policy has been approved by our Board of Directors, and each quarter our Board of Directors reviews whether our Adviser has applied the Policy consistently and votes whether or not to accept the recommended valuation of our investment portfolio.

The Policy, which is summarized below, applies to the following categories of securities:

•	Publicly traded securities;

•	Securities for which a limited market exists; and

•	Securities for which no market exists.

Valuation Methods:

Publicly traded securities: We determine the value of publicly traded securities based on the closing price for the security on the exchange or securities market on which it is listed and primarily traded on the valuation date. To the extent that we own restricted securities that are not freely tradable, but for which a public market otherwise exists, we will use the market value of that security adjusted for any decrease in value resulting from the restrictive feature.

Securities for which a limited market exists: We value securities that are not traded on an established secondary securities market, but for which a limited market for the security exists, such as certain participations in, or assignments of, syndicated loans, at the quoted bid price (which are non-binding). In valuing these assets, we assess trading activity in an asset class, evaluate variances in prices and other market insights to determine if any available quote prices are reliable. If we conclude that quotes based on active markets or trading activity may be relied upon, firm bid prices are requested; however, if a firm bid price is unavailable, we base the value of the security upon the indicative bid price (“IBP”) offered by the respective originating syndication agent’s trading desk, or secondary desk, on or near the valuation date. To the extent that we use the IBP as a basis for valuing the security, our Adviser may take further steps to consider additional information to validate that price in accordance with the Policy.

In the event these limited markets become illiquid to a degree that market prices are no longer readily available, we will value our syndicated loans using alternative methods, such as estimated net present values of the future cash flows or discounted cash flows (“DCF”). The use of a DCF methodology follows that prescribed by ASC 820, which provides guidance on the use of a reporting entity’s own assumptions about future cash flows and risk-adjusted discount rates when relevant observable inputs, such as quotes in active markets, are not available. When relevant observable market data does not exist, the alternative outlined in ASC 820 is the valuation of investments based on DCF. For the purposes of using DCF to provide fair value estimates, we consider multiple inputs such as a risk-adjusted discount rate that incorporates adjustments that market participants would make both for nonperformance and liquidity risks. As such, we developed a modified discount rate approach that incorporates risk premiums including, among other things, increased probability of default, or higher loss given default, or increased liquidity risk. The DCF valuations applied to the syndicated loans provide an estimate of what we believe a market participant would pay to purchase a syndicated loan in an active market, thereby establishing a fair value. We apply the DCF methodology in illiquid markets until quoted prices are available or are deemed reliable based on trading activity.

As of March 31, 2012 and September 30, 2011, we determined that the indicative bid prices were reliable indicators of fair value for our syndicated investments. However, because of the private nature of this marketplace (meaning actual transactions are not publicly-reported), we determined that these valuation inputs were classified as Level 3 within the fair value hierarchy as defined in ASC 820.

Securities for which no market exists: The valuation methodology for securities for which no market exists falls into four categories: (1) portfolio investments comprised solely of debt securities; (2) portfolio investments in controlled companies comprised of a bundle of securities, which can include debt and equity securities; (3) portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities; and (4) portfolio investments comprised of non-publicly traded non-control equity securities of other funds.

(1)	Portfolio investments comprised solely of debt securities: Debt securities that are not publicly traded on an established securities market, or for which a limited market does not exist (“Non-Public Debt Securities”), and that are issued by portfolio companies in which we have no equity or equity-like securities, are fair valued in accordance with the terms of the Policy, which utilizes opinions of value submitted to us by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”). We may also submit paid-in-kind (“PIK”) interest to SPSE for their evaluation when it is determined that PIK interest is likely to be received.

In the case of Non-Public Debt Securities, we have engaged SPSE to submit opinions of value for our debt securities that are issued by portfolio companies in which we own no equity, or equity-like securities. SPSE will only evaluate the debt portion of our investments for which we specifically request evaluation and may decline to make requested evaluations for any reason, at its sole discretion. Upon completing our collection of data with respect to the investments (which may include the information described below under “—Credit Information,” the risk ratings of the loans described below under “—Loan Grading and Risk Rating” and the factors described hereunder), this valuation data is forwarded to SPSE for review and analysis. SPSE makes its independent assessment of the data that we have assembled and assesses its independent data to form an opinion as to what they consider to be the market values for the securities. With regard to its work, SPSE has issued the following paragraph:

SPSE provides evaluated price opinions which are reflective of what SPSE believes the bid side of the market would be for each loan after careful review and analysis of descriptive, market and credit information. Each price reflects SPSE’s best judgment based upon careful examination of a variety of market factors. Because of fluctuation in the market and in other factors beyond its control, SPSE cannot guarantee these evaluations. The evaluations reflect the market prices, or estimates thereof, on the date specified. The prices are based on comparable market prices for similar securities. Market information has been obtained from reputable secondary market sources. Although these sources are considered reliable, SPSE cannot guarantee their accuracy.

SPSE opinions of the value of our debt securities that are issued by portfolio companies in which we do not own equity, or equity-like securities, are submitted to our Board of Directors along with our Adviser’s supplemental assessment and recommendation regarding valuation of each of these investments. Our Adviser generally accepts the opinion of value given by SPSE; however, in certain limited circumstances, such as when our Adviser may learn new information regarding an investment between the time of submission to SPSE and the date of our Board of Directors’ assessment, our Adviser’s conclusions as to value may differ from the opinion of value delivered by SPSE. Our Board of Directors then reviews whether our Adviser has followed its established procedures for determinations of fair value and votes to accept or reject the recommended valuation of our investment portfolio. Our Adviser and our management recommended, and our Board of Directors voted to accept, the opinions of value delivered by SPSE on the loans in our portfolio as denoted on our accompanying Condensed Consolidated Schedule of Investments.

Because there is a delay between when we close an investment and when the investment can be evaluated by SPSE, new loans are not valued immediately by SPSE; rather, management makes its own determination about the value of these investments in accordance with our valuation policy using the methods described herein.

(2)

Portfolio investments in controlled companies comprised of a bundle of investments, which can include debt and equity securities: The fair value of these investments is determined based on the total enterprise value

(“TEV”) of the portfolio company, or issuer, utilizing a liquidity waterfall approach. Under ASC 820 for Non-Public Debt Securities and equity or equity-like securities (e.g. preferred equity, common equity, or other equity-like securities) that are purchased together as part of a package, where we have control or could gain control through an option or warrant security, both the debt and equity securities of the portfolio investment would exit in the mergers and acquisitions market as the principal market, generally through a sale of the portfolio company. We manage our risk related to these investments at the aggregated issuer level and generally exit the debt and equity securities together. Applying the liquidity waterfall approach to all of the investments of an issuer, we first calculate the TEV of the issuer by incorporating some or all of the following factors:

•	the issuer’s ability to make payments;

•	the earnings of the issuer;

•	recent sales to third parties of similar securities;

•	the comparison to publicly traded securities; and

•	DCF or other pertinent factors.

In gathering the sales to third parties of similar securities, we may gather and analyze industry statistics and use outside experts. TEV is only an estimate of value and may not be the value received in an actual sale. Once we have estimated the TEV of the issuer, we subtract the value of all the debt securities of the issuer, which are valued at the contractual principal balance. Fair values of these debt securities are discounted for any shortfall of TEV over the total debt outstanding for the issuer. Once the values for all outstanding senior securities (which include the debt securities) have been subtracted from the TEV of the issuer, the remaining amount, if any, is used to determine the value of the issuer’s equity or equity like securities. If, in our Adviser’s judgment, the liquidity waterfall approach does not accurately reflect the value of the debt component, our Adviser may recommend that we use a valuation by SPSE, or if that is unavailable, a DCF valuation technique.

(3)	Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities: We value Non-Public Debt Securities that are purchased together with equity or equity-like securities from the same portfolio company, or issuer, for which we do not control or cannot gain control as of the measurement date, using a hypothetical secondary market as our principal market. In accordance with ASC 820 (as amended by the FASB’s Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”),” (“ASU 2011-04”)), we have defined our “unit of account” at the investment level (either debt or equity) and as such determine our fair value of these non-control investments assuming the sale of an individual security using the standalone premise of value. As such, we estimate the fair value of the debt component using estimates of value provided by SPSE and our own assumptions in the absence of observable market data, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. For equity or equity-like securities of investments for which we do not control or cannot gain control as of the measurement date, we estimate the fair value of the equity based on factors such as the overall value of the issuer, the relative fair value of other units of account including debt, or other relative value approaches. Consideration also is given to capital structure and other contractual obligations that may impact the fair value of the equity. Furthermore, we may utilize comparable values of similar companies, recent investments and indices with similar structures and risk characteristics or DCF valuation techniques and, in the absence of other observable market data, our own assumptions.

(4)	Portfolio investments comprised of non-publicly traded non-control equity securities of other funds: We value any uninvested capital of the non-control fund at par value and value any invested capital at the value provided by the non-control fund.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly and materially from the values that would have been obtained had a ready market for the securities existed.

Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. There is no single standard for determining fair value in good faith, as fair value depends upon circumstances of each individual case. In general, fair value is the amount that we might reasonably expect to receive upon the current sale of the security in an orderly transaction between market participants at the measurement date.

Valuation Considerations: From time to time, depending on certain circumstances, the Adviser may use the following valuation considerations, including but not limited to:

•	the nature and realizable value of the collateral;

•	the portfolio company’s earnings and cash flows and its ability to make payments on its obligations;

•	the markets in which the portfolio company does business;

•	the comparison to publicly traded companies; and

•	DCF and other relevant factors.

Because such valuations, particularly valuations of private securities and private companies, are not susceptible to precise determination, may fluctuate over short periods of time, and may be based on estimates, our determinations of fair value may differ from the values that might have actually resulted had a readily available market for these securities been available.

Credit Information: Our Adviser monitors a wide variety of key credit statistics that provide information regarding our portfolio companies to help us assess credit quality and portfolio performance. We and our Adviser participate in the periodic board meetings of our portfolio companies in which we hold Control and Affiliate investments and also require them to provide annual audited and monthly unaudited financial statements. Using these statements or comparable information and board discussions, our Adviser calculates and evaluates the credit statistics.

Loan Grading and Risk Rating: As part of our valuation procedures above, we risk rate all of our investments in debt securities. For syndicated loans that have been rated by a Nationally Recognized Statistical Rating Organization (“NRSRO”), we use the NRSRO’s risk rating for such security. For all other debt securities, we use a proprietary risk rating system. Our risk rating system uses a scale of 0 to 10, with 10 being the lowest probability of default. This system is used to estimate the probability of default on debt securities and the probability of loss if there is a default. These types of systems are referred to as risk rating systems and are used by banks and rating agencies. The risk rating system covers both qualitative and quantitative aspects of the business and the securities we hold.

For the debt securities for which we do not use a third-party NRSRO risk rating, we seek to have our risk rating system mirror the risk rating systems of major risk rating organizations, such as those provided by an NRSRO. While we seek to mirror the NRSRO systems, we cannot provide any assurance that our risk rating system will provide the same risk rating as an NRSRO for these securities. The following chart is an estimate of the relationship of our risk rating system to the designations used by two NRSROs as they risk rate debt securities of major companies. Because our system rates debt securities of companies that are unrated by any NRSRO, there can be no assurance that the correlation to the NRSRO set out below is accurate. We believe our risk rating would be significantly higher than a typical NRSRO risk rating because the risk rating of the typical NRSRO is designed for larger businesses. However, our risk rating has been designed to risk rate the securities of smaller businesses that are not rated by a typical NRSRO. Therefore, when we use our risk rating on larger business securities, the risk rating is higher than a typical NRSRO rating. The primary difference between our risk rating and the rating of a typical NRSRO is that our risk rating uses more quantitative determinants and includes qualitative determinants that we believe are not used in the NRSRO rating. It is our understanding that most debt securities of medium-sized companies do not exceed the grade of BBB on an NRSRO scale, so there would be no debt securities in the middle market that would meet the definition of AAA, AA or A. Therefore, our scale begins with the designation >10 as the best risk rating which may be equivalent to a BBB from an NRSRO; however, no assurance can be given that a >10 on our scale is equal to a BBB or Baa2 on an NRSRO scale.

Company’s System	First NRSRO	Second NRSRO	Gladstone Capital’s Description(A)
>10	Baa2	BBB	Probability of Default (PD) during the next ten years is 4% and the Expected Loss upon Default (EL) is 1% or less
10	Baa3	BBB-	PD is 5% and the EL is 1% to 2%
9	Ba1	BB+	PD is 10% and the EL is 2% to 3%
8	Ba2	BB	PD is 16% and the EL is 3% to 4%
7	Ba3	BB-	PD is 17.8% and the EL is 4% to 5%
6	B1	B+	PD is 22% and the EL is 5% to 6.5%
5	B2	B	PD is 25% and the EL is 6.5% to 8%
4	B3	B-	PD is 27% and the EL is 8% to 10%
3	Caa1	CCC+	PD is 30% and the EL is 10% to 13.3%
2	Caa2	CCC	PD is 35% and the EL is 13.3% to 16.7%
1	Caa3	CC	PD is 65% and the EL is 16.7% to 20%
0	N/A	D	PD is 85% or there is a payment default and the EL is greater than 20%

(A)

The default rates set forth are for a ten year term debt security. If a debt security is less than ten years, then the probability of default is adjusted to a lower percentage for the shorter period, which may move the security higher on our risk rating scale.

The above scale gives an indication of the probability of default and the magnitude of the loss if there is a default. Generally, our policy is to stop accruing interest on an investment if we determine that interest is no longer collectable. At March 31, 2012, eight portfolio companies were either fully or partially on non-accrual with an aggregate cost basis of approximately $43.8 million, or 12.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of approximately $4.6 million, or 1.7% of the fair value of all debt investments in our portfolio. At September 30, 2011, eight portfolio companies were on non-accrual with an aggregate cost basis of $41.1 million, or 11.0% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $5.3 million, or 1.8% of the fair value of all debt investments in our portfolio. Additionally, we do not risk rate our equity securities.

The following table lists the risk ratings for all non-syndicated loans in our portfolio at March 31, 2012, September 30, 2011 and September 30, 2010, representing approximately 66%, 70% and 94%, respectively, of all loans in our portfolio at fair value at the end of each period:

Rating	March 31, 2012	Sept. 30, 2011	Sept. 30, 2010
Highest	10.0	9.0	10.0
Average	5.8	5.5	6.1
Weighted Average	6.2	5.9	5.7
Lowest	1.0	1.0	1.0

The following table lists the risk ratings for all syndicated loans in our portfolio that were not rated by an NRSRO at March 31, 2012, September 30, 2011 and September 30, 2010, representing approximately 12%, 6% and 2%, respectively, of all loans in our portfolio at fair value at the end of each period:

Rating	March 31, 2012	Sept. 30, 2011	Sept. 30, 2010
Highest	7.0	7.0	7.0
Average	5.0	5.0	7.0
Weighted Average	4.9	5.0	7.0
Lowest	4.0	4.0	7.0

For syndicated loans that are currently rated by an NRSRO, we risk rate such loans in accordance with the risk rating systems of major risk rating organizations, such as those provided by an NRSRO. The following table lists the risk ratings for all syndicated loans in our portfolio that were rated by an NRSRO at March 31, 2012, September 30, 2011 and September 30, 2010, representing approximately 22%, 24% and 4%, respectively, of all loans in our portfolio at the end of each period:

Rating	March 31, 2012	Sept. 30, 2011	Sept. 30, 2010
Highest	B+/B1	B+/B1	B+/B2
Average	B/B2	B/B2	B+/B2
Weighted Average	B/B2	B/B2	B+/B2
Lowest	NR/Caa1	NR/Caa2	B2

Tax Status

Federal Income Taxes

We intend to continue to qualify for treatment as a RIC under Subtitle A, Chapter 1 of Subchapter M of the Code. As a RIC, we are not subject to federal income tax on the portion of our taxable income and gains distributed to stockholders. To qualify as a RIC, we must meet certain source-of-income, asset diversification and annual distribution requirements. Under the annual distribution requirements, we are required to distribute to stockholders at least 90% of our investment company taxable income, as defined by the Code. Our practice has been to pay out as distributions up to 100% of that amount.

In an effort to limit certain excise taxes imposed on RICs, we generally distribute, during each calendar year, an amount at least equal to the sum of: (1) 98% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and (3) any ordinary income and net capital gains from preceding years that were not distributed during such years. Under the RIC Modernization Act (the “RIC Act”), we will be permitted to carry forward capital losses incurred in taxable years beginning after September 30, 2011, for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital loss carryforwards will retain their character as either short-term or long-term capital losses rather than being considered all short-term as permitted under the previous regulation.

In 2011, we received approval for a change in accounting method from the IRS related to our tax treatment for success fees. As a result, we, in effect, will continue to account for the recognition of income from the success fees upon receipt, or when the amount becomes fixed. However, starting January 1, 2011, the tax characterization of the success fee amount was and will continue to be treated as ordinary income. Prior to January 1, 2011, we had treated the success fee amount as a capital gain for tax characterization purposes. The approved change in accounting method does not require us to retroactively change the capital gains treatment of the success fees received prior to January 1, 2011.

Revenue Recognition

Investment Income Recognition

Interest income, adjusted for amortization of premiums and acquisition costs and for the accretion of discounts, is recorded on an accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due or if our qualitative assessment indicates that the debtor is unable to service its debt or other obligations, we will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, we remain contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to the cost basis depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current, or due to a restructuring such that the interest income is deemed to be collectible. At March 31, 2012, eight portfolio companies were either fully or partially on non-accrual with an aggregate cost basis of approximately $43.8 million, or 12.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of approximately $4.6 million, or 1.7% of the fair value of all debt investments in our portfolio. As of September 30, 2011, eight portfolio companies were on non-accrual with an aggregate cost basis of $41.1 million, or 11.0%, of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $5.3 million, or 1.8%, of the fair value of all debt investments in our portfolio. As of September 30, 2010, six portfolio companies were on non-accrual with an aggregate cost basis of $29.9 million, or 10.2%, of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $8.7 million, or 3.4%, of the fair value of all debt investments in our portfolio.

As of March 31, 2012 and September 30, 2011, we had no loans in our portfolio which contained a PIK provision. As of September 30, 2010, we had one loan in our portfolio which contained a PIK provision. Any PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as income. To maintain our status as a RIC, this non-cash source of income must be paid out to common stockholders in the form of distributions, even though we have not yet collected the cash. We recorded no PIK income for the three and six months ended March 31, 2012 and $4 and $8 for the three and six months ended March 31, 2011. We recorded PIK income of $12, $67 and $166 for the years ended September 30, 2011, 2010 and 2009, respectively.

We also transfer past due interest to the principal balance as stipulated in certain loan amendments with portfolio companies. We did not transfer any past due interest to principal balances during the three and six months ended March 31, 2012 and we transferred past due interest to the principal balance of $0.2 million for both the three and six months ended March 31, 2011, respectively. For the years ended September 30, 2011, 2010 and 2009, we rolled over past due interest to the principal balance of $0.2 million, $1.2 million and $1.5 million, respectively.

As of March 31, 2012, we had 27 OID loans. We recorded OID income of $74 and $0.2 million for the three and six months ended March 31, 2012 and $29 and $53 for the three and six months ended March 31, 2011. For the years ended September 30, 2011, 2010 and 2009, we recorded OID income of $0.2 million, $21 and $206, respectively. The unamortized balance of OID investments as of March 31, 2012, September 30, 2011 and September 30, 2010 totaled $1.4 million, $1.5 million and $0.3 million, respectively.

Success fees are recorded upon receipt. Success fees are contractually due upon a change of control in a portfolio company and are recorded in other income in our accompanying condensed consolidated statements of operations. We recorded $2.0 million of success fees during the six months ended March 31, 2012, which resulted from our exit of Global Materials Technologies, Inc. (“GMT”) and RCS Management Holding Co. (“RCS”). We recorded $0.6 million of success fees during the six months ended March 31, 2011, which resulted from our exits of Interfilm Holdings, Inc. (“Interfilm”) and Pinnacle Treatment Centers, Inc. (“Pinnacle”). For the years ended September 30, 2011, 2010 and 2009, we recorded success fees of $1.0 million, $1.9 million and $0.4 million, respectively.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2012 TO THE THREE MONTHS ENDED MARCH 31, 2011

A comparison of our operating results for the three months ended March 31, 2012 and 2011 is below:

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
INVESTMENT INCOME
Interest income	$8,954	$7,290	$1,664	22.8%
Other income	2,042	1,108	934	84.3

Total investment income	10,996	8,398	2,598	30.9

EXPENSES
Base management fee	1,538	1,365	173	12.7
Incentive fee	1,304	1,102	202	18.3
Administration fee	209	175	34	19.4
Interest expense	999	478	521	109.0
Dividend expense on mandatorily redeemable preferred stock	686	—	686	NM
Amortization of deferred financing fees	277	368	(91)	(24.7)
Professional fees	362	201	161	80.1
Other expenses	528	383	145	37.9

Expenses before credits from Adviser	5,903	4,072	1,831	45.0
Credits to fees from Adviser	(123)	(102)	(21)	(20.6)

Total expenses net of credits	5,780	3,970	1,810	45.6

NET INVESTMENT INCOME	5,216	4,428	788	17.8

REALIZED AND UNREALIZED (LOSS) GAIN:
Net realized gain on investments	37	5	32	640.0
Net unrealized depreciation on investments	(7,169)	(13,069)	5,900	45.1
Net unrealized depreciation on borrowings	313	255	58	22.7

Net loss on investments and borrowings	(6,819)	(12,809)	5,990	46.8
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(1,603)	$(8,381)	$6,778	80.9%

NM = Not Meaningful

Investment Income

Interest income from our investments in debt securities increased for the three months ended March 31, 2012 by 22.8%, as compared to the three months ended March 31, 2011, for several reasons, but primarily due to the increased investment activity during the second half of fiscal year 2011, partially offset by a decline in our weighted average yield when comparing the quarter ended March 31, 2012 to the prior year quarter. The increase in investment activity was primarily in syndicated investments, which increased from 12 investments as of March 31, 2011, to 24 investments as of March 31, 2012. The level of interest income from investments is directly related to the principal balance of the interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average principal balance of our interest-bearing investment portfolio during the quarter ended March 31, 2012 was $325.6 million, compared to $256.9 million for the prior year quarter. The annualized weighted average yield on our interest-bearing investment portfolio for the three months ended March 31, 2012 was 11.0%, compared to 11.3% for the prior year period. The weighted average yield varies from period to period based on the current stated interest rate on interest-bearing investments. The decrease in the weighted average yield on our portfolio for the quarter ended March 31, 2012 resulted primarily from the purchase of syndicated loans, which generally bear lower interest rates than our existing proprietary debt investments and the restructuring of our debt investments in certain of our portfolio companies to lower interest rates. During the three months ended March 31, 2012, eight portfolio companies were either fully or partially on non-accrual, for an aggregate of $43.8 million at cost, or 12.1% of the aggregate cost of our debt investment portfolio, and during the prior year period, six portfolio companies were on non-accrual, for an aggregate of $30.4 million at cost, or 9.9% of the aggregate cost of our debt investment portfolio.

Other income for the three months ended March 31, 2012 consisted primarily of $1.1 million in success fees from the early payoff of GMT and $0.9 million in success fees from the early payoff of RCS. During the three months ended March 31, 2011, we received $0.6 million in a settlement related, in part, to US Healthcare Communications, Inc. (“US Healthcare”) and $0.5 million in success fees earned from our exit in Pinnacle.

The following tables list the investment income from investments in our five largest portfolio company investments at fair value during the respective periods:

	As of March 31, 2012		Three Months Ended March 31, 2012
Company	Fair Value	% of Portfolio	Investment Income	% of Total Revenues
Reliable Biopharmaceutical Holdings, Inc.	$27,392	9.5%	$801	7.3%
Westlake Hardware, Inc.	19,340	6.7	645	5.9
Midwest Metal Distribution, Inc.	17,870	6.2	559	5.1
Defiance Integrated Technologies, Inc.	16,041	5.6	204	1.8
CMI Acquisition, LLC	14,194	4.9	507	4.6

Subtotal—five largest investments	94,837	32.9	2,716	24.7
Other portfolio companies	193,330	67.1	8,217	74.7
Other non-portfolio company revenue	—	—	63	0.6

Total investment portfolio	$288,167	100.0%	$10,996	100.0%

	As of March 31, 2011		Three Months Ended March 31, 2011
Company	Fair Value	% of Portfolio	Investment Income	% of Total Revenues
Reliable Biopharmaceutical Holdings, Inc.	$25,699	10.0%	$770	9.2%
Westlake Hardware, Inc.	19,570	7.6	638	7.6
Midwest Metal Distribution, Inc.	16,179	6.3	553	6.6
Defiance Integrated Technologies, Inc.	13,680	5.3	225	2.7
Sunshine Media Holdings	13,161	5.1	637	7.6

Subtotal—five largest investments	88,289	34.3	2,823	33.7
Other portfolio companies	168,824	65.7	5,453	64.9
Other non-portfolio company revenue	—	—	122	1.4

Total investment portfolio	$257,113	100.0%	$8,398	100.0%

Operating Expenses

Operating expenses, net of credits to fees from the Adviser, increased for the three months ended March 31, 2012 by 45.6%, as compared to the prior year period. This increase was primarily due to an increase in interest expense on our Credit Facility and the distributions on our Term Preferred Stock during the quarter ended March 31, 2012.

Interest expense increased for the three months ended March 31, 2012, as compared to the prior year period, primarily due to increased borrowings under our Credit Facility to facilitate our increased investment activity during the three months ended March 31, 2012, as compared to the prior year period. The weighted average balance outstanding on our Credit Facility during the quarter ended March 31, 2012 was approximately $62.0 million, as compared to $14.5 million in the prior year period, an increase of 328.8%.

During the three months ended March 31, 2012, we paid $0.7 million of dividends on our Term Preferred Stock. We classify these dividends as dividend expense on our Condensed Consolidated Statements of Operations. There were no preferred stock dividends paid in the three months ended March 31, 2011, as our Term Preferred Stock offering occurred in November 2011.

The base management fee increased for the three months ended March 31, 2012, as compared to the prior year period, primarily due to the greater amount of total assets subject to the base management fee that we held, resulting from a net increase in investment production. An incentive fee was earned by the Adviser during the three months ended March 31, 2012, due primarily to increased investment income.

The base management and incentive fees are computed quarterly, as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to our accompanying Condensed Consolidated Financial Statements and are summarized in the following table:

	Three Months Ended March 31,
	2012	2011
Average total assets subject to base management fee (A)	$307,600	$273,000
Multiplied by prorated annual base management fee of 2.0%	0.5%	0.5%

Gross base management fee (B)	$1,538	$1,365
Reduction for loan servicing fees	(864)	(757)

Base management fee	674	608
Credit for fees received by Adviser from the portfolio companies	(5)	—
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(118)	(81)
Net base management fee	$551	$527

Incentive fee (B)	1,304	1,102
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	—	(21)

Net incentive fee	$1,304	$1,081

Credit for fees received by Adviser from the portfolio companies	(5)	—
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(118)	(81)
Incentive fee credit	—	(21)

Credit to base management and incentive fees from Adviser (B)	$(123)	$(102)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and appropriately adjusted for any share issuances or repurchases during the periods.

(B)	Reflected as a line item on our Condensed Consolidated Statements of Operations.

Professional expenses increased for the three months ended March 31, 2012, as compared to the period year period, due to an increase in audit and legal expenses.

Realized and Unrealized Gains (Losses) on Investments

Net Realized (Loss) Gain

For the three months ended March 31, 2012, we recorded a realized gain on investments of $37 primarily due to a realized gain from an unamortized discount on the early payoff of Ernest Health, Inc. (“Ernest”). There were $5 in net realized gains for the three months ended March 31, 2011, primarily due to realized gains from unamortized discounts on exits during the quarter, partially offset by realized losses in connection with workout expenditures on Sunshine.

Net Unrealized Depreciation

Net unrealized depreciation of investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously-recorded unrealized appreciation or depreciation when gains and losses are actually realized. During the quarter ended March 31, 2012, we recorded net unrealized depreciation of investments in the aggregate amount of $7.2 million. Over our entire portfolio, the net unrealized depreciation is comprised of approximately $6.6 million on our debt investments and approximately $0.6 million on our equity investments for the three months ended March 31, 2012.

During the prior year period ended March 31, 2011, we recorded net unrealized depreciation of investments in the aggregate amount of $13.1 million. Over our entire portfolio, the net unrealized depreciation consisted of approximately $12.9 million on our debt investments and approximately $0.2 million on our equity investments for the three months ended March 31, 2011.

The realized gains and unrealized appreciation (depreciation) across our investments for the three months ended March 31, 2012 were as follows:

	Three Months Ended March 31, 2012
Portfolio Company	Realized Gain	Unrealized Appreciation (Depreciation)	Reversal of Unrealized Depreciation	Net Gain (Loss)
Legend Communications of Wyoming, LLC	$—	$320	$110	$430
North American Aircraft Services, LLC	—	329	—	329
RCS Management Holding Co.	—	—	306	306
WP Evenflo Group Holdings, Inc.	—	299	—	299
International Junior Golf Training Acquisition Company	—	(408)	—	(408)
LocalTel, LLC	—	(428)	—	(428)
Precision Acquisition Group Holdings, Inc.	—	(482)	—	(482)
Viapack, Inc.	—	(522)	—	(522)
Lindmark Acquisition, LLC	—	(556)	—	(556)
Saunders & Associates	—	(816)	—	(816)
Sunburst Media – Louisiana, LLC	—	(900)	—	(900)
BAS Broadcasting	—	(1,120)	—	(1,120)
GFRC Holdings, LLC	—	(1,157)	—	(1,157)
Sunshine Media Holdings	—	(2,379)	—	(2,379)
Other, net (<$250)	37	193	42	272

Total:	$37	$(7,627)	$458	$(7,132)

The largest drivers of our net unrealized depreciation for the three months ended March 31, 2012, were the unrealized depreciation on Sunshine of $2.4 million, GFRC Holdings, LLC of $1.2 million and BAS Broadcasting of $1.1 million, which were all due to a continued decline in these portfolio companies’ financial and operational performance.

The realized (losses) gains and net unrealized appreciation (depreciation) across our investments for the three months ended March 31, 2011, were as follows:

	Three Months Ended March 31, 2011
Portfolio Company	Realized (Loss) Gain	Net Unrealized Appreciation (Depreciation)	Reversal of Unrealized Depreciation (Appreciation)	Net Gain (Loss)
Defiance Integrated Technologies, Inc.	$—	$1,003	$—	$1,003
Midwest Metal Distribution, Inc.	—	364	—	364
Kansas Cable Holdings, Inc. (formerly known as SCI Cable, Inc.)	—	(316)	—	(316)
Reliable Biopharmaceutical Holdings, Inc.	—	(346)	6	(340)
LocalTel, LLC	—	(361)	—	(361)
International Junior Golf Training Acquisition Company	—	(408)	—	(408)
Legend Communications of Wyoming, LLC	—	(434)	—	(434)
Heartland Communications Group	—	(598)	—	(598)
GFRC Holdings, LLC	—	(810)	—	(810)
Lindmark Acquisition, LLC	—	(1,410)	—	(1,410)
Sunshine Media Holdings	(156)	(9,790)	—	(9,946)
Other, net (<$250)	161	247	(216)	192

Total:	$5	$(12,859)	$(210)	$(13,064)

The primary driver in our net unrealized depreciation for the quarter ended March 31, 2011, was the notable depreciation in Sunshine of $9.8 million, which was primarily due to diminished portfolio company financial and operational performance and the restructure. During the quarter ended March 31, 2011, as part of the Sunshine restructure, we acquired a controlling equity position, restructured certain of the debt terms, and infused additional equity capital in the form of preferred equity.

At March 31, 2012, the fair value of our investment portfolio was less than its cost basis by approximately $84.8 million, and our entire investment portfolio was valued at 77.3% of cost, as compared to cumulative net unrealized depreciation of $77.6 million and a valuation of our entire portfolio at 79.1% of cost at December 31, 2011. This represents net unrealized depreciation of $7.2 million for the three months ended March 31, 2012.

We believe that our aggregate investment portfolio was valued at a depreciated value as of March 31, 2012, due primarily to the general instability of the loan markets and lingering effects of the recent recession on the performances of certain of our portfolio companies. The cumulative net unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution to common stockholders.

Net Unrealized Depreciation on Borrowings

Net unrealized depreciation of borrowings is the net change in the fair value of our Credit Facility during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. As the renewal of the Credit Facility occurred during the three months ended March 31, 2012, cost was determined to approximate fair value; thus the cumulative net unrealized appreciation of our Credit Facility of $0.3 million as of December 31, 2011 was reversed during the quarter ended March 31, 2012. The Credit Facility was fair valued at $65.8 million and $100.0 million as of March 31, 2012 and September 30, 2011, respectively.

Net Decrease in Net Assets Resulting from Operations

For the three months ended March 31, 2012, we realized a net decrease in net assets resulting from operations of $1.6 million as a result of the factors discussed above. For the three months ended March 31, 2011, we realized a net decrease in net assets resulting from operations of $8.4 million. Our net decrease in net assets resulting from operations per basic and diluted weighted average common share for the three months ended March 31, 2012 and 2011 were $0.08 and $0.40, respectively.

COMPARISON OF THE SIX MONTHS ENDED MARCH 31, 2012 TO THE SIX MONTHS ENDED MARCH 31, 2011

A comparison of our operating results for the six months ended March 31, 2012 and 2011 is below:

	For the Six Months Ended March 31,
	2012	2011	$ Change	% Change
INVESTMENT INCOME
Interest income	$18,275	$15,135	$3,140	20.7%
Other income	2,042	1,270	772	60.8

Total investment income	20,317	16,405	3,912	23.8

EXPENSES
Base management fee	3,094	2,712	382	14.1
Incentive fee	2,339	2,261	78	3.4
Administration fee	404	361	43	11.9
Interest expense	2,138	358	1,780	497.2
Dividend expense on mandatorily redeemable preferred stock	1,120	—	1,120	NM
Amortization of deferred financing fees	734	664	70	10.5
Professional fees	655	534	121	22.7
Other expenses	773	603	170	28.2

Expenses before credits from Adviser	11,257	7,493	3,764	50.2
Credits to fees from Adviser	(574)	(154)	(420)	(272.7)

Total expenses net of credits	10,683	7,339	3,344	45.6

NET INVESTMENT INCOME	9,634	9,066	568	6.3

REALIZED AND UNREALIZED (LOSS) GAIN:
Net realized (loss) gain on investments	(8,212)	5	(8,217)	NM
Net unrealized depreciation on investments	(4,926)	(16,014)	11,088	69.2
Net unrealized depreciation on borrowings	612	693	(81)	(11.7)

Net loss on investments and borrowings	(12,526)	(15,316)	(2,790)	18.2
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(2,892)	$(6,250)	$3,358	53.7%

NM = Not Meaningful

Investment Income

Interest income from our investments in debt securities increased for the six months ended March 31, 2012 by 20.7%, as compared to the six months ended March 31, 2011, for several reasons, but primarily due to the increased investment activity during the second half of fiscal year 2011, partially offset by a decline in our weighted average yield when comparing the six months ended March 31, 2012 to the prior year period. The increase in investment activity was primarily in the syndicated investments, which increased from 12 investments as of March 31, 2011 to 24 investments as of March 31, 2012. The level of interest income from investments is directly related to the principal balance of the interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average principal balance of our interest-bearing investment portfolio during the six months ended March 31, 2012 was $331.5 million, compared to $262.7 million for the prior year period. The annualized weighted average yield on our interest-bearing investment portfolio for the six months ended March 31, 2012 was 10.9%, compared to 11.4% for the prior year period. The weighted average yield varies from period to period based on the current stated interest rate on interest-bearing investments. The decrease in the weighted average yield on our portfolio for the six months ended March 31, 2012 resulted primarily from the restructuring of our debt investments in certain of our portfolio companies to lower interest rates and additionally the purchase of syndicated loans, which generally bear lower interest rates than our existing proprietary debt investments. During the six months ended March 31, 2012, eight portfolio companies were either fully or partially on non-accrual, for an aggregate of $43.8 million at cost, or 12.1% of the aggregate cost of our debt investment portfolio, and during the prior year period, six investments were on non-accrual, for an aggregate of $30.4 million at cost, or 9.9% of the aggregate cost of our debt investment portfolio.

Other income for the six months ended March 31, 2012 consisted primarily of $1.1 million in success fees from the early payoff of GMT and $0.9 million in success fees from the early payoff of RCS. During the six months ended March 31, 2011, we received $0.6 million in a settlement related, in part, to U.S. Healthcare and success fees in aggregate of $0.6 million earned from our exits in Pinnacle and Interfilm.

The following tables list the investment income from investments in our five largest portfolio company investments at fair value during the respective periods:

	As of March 31, 2012		Six Months Ended March 31, 2012
Company	Fair Value	% of Portfolio	Investment Income	% of Total Revenues
Reliable Biopharmaceutical Holdings, Inc.	$27,392	9.5%	$1,586	7.8%
Westlake Hardware, Inc.	19,340	6.7	1,296	6.4
Midwest Metal Distribution, Inc.	17,870	6.2	1,124	5.5
Defiance Integrated Technologies, Inc.	16,041	5.6	413	2.0
CMI Acquisition, LLC	14,194	4.9	1,000	4.9

Subtotal—five largest investments	94,837	32.9	5,419	26.6
Other portfolio companies	193,330	67.1	14,762	72.7
Other non-portfolio company revenue	—	—	136	0.7

Total investment portfolio	$288,167	100.0%	$20,317	100.0%

	As of March 31, 2011		Six Months Ended March 31, 2011
Company	Fair Value	% of Portfolio	Investment Income	% of Total Revenues
Reliable Biopharmaceutical Holding Inc.	$25,699	10.0%	$1,524	9.3%
Westlake Hardware, Inc.	19,570	7.6	1,289	7.8
Midwest Metal Distribution, Inc.	16,179	6.3	1,118	6.8
Defiance Integrated Technologies, Inc.	13,680	5.3	457	2.8
Sunshine Media Holdings	13,161	5.1	1,509	9.2

Subtotal—five largest investments	88,289	34.3	5,897	35.9
Other portfolio companies	168,824	65.7	10,264	62.6
Other non-portfolio company revenue	—	—	244	1.5

Total investment portfolio	$257,113	100.0%	$16,405	100.0%

Operating Expenses

Operating expenses, net of credits to fees from the Adviser, increased for the six months ended March 31, 2012 by 45.6%, as compared to the prior year period. This increase was primarily due to an increase in interest expense on our Credit Facility and the distributions on our Term Preferred Stock for the six months ended March 31, 2012.

Interest expense increased for the six months ended March 31, 2012, as compared to the prior year period, due primarily to increased borrowings under our Credit Facility to facilitate the increased investment activity during the six months ended March 31, 2012, as compared to the prior year period. The weighted average balance outstanding on our Credit Facility during the six months ended March 31, 2012 was approximately $68.2 million, as compared to $17.2 million in the prior year period, an increase of 296.5%.

During the six months ended March 31, 2012, we paid $1.1 million of dividends on our Term Preferred Stock. We classify these dividends as dividend expense on our Condensed Consolidated Statements of Operations. There were no preferred stock dividends paid in the six months ended March 31, 2011, as our Term Preferred Stock offering occurred in November 2011.

The base management fee increased for the six months ended March 31, 2012, as compared to the prior year period, primarily due to the greater amount of total assets subject to the base management fee that we held resulting from a net increase in investment production. Due to increased syndicated loan holdings, there was an increase in the fee reduction for the voluntary, irrevocable waiver of the 2.0% fee on senior syndicated loans to 0.5% per annum, when compared to the prior year period. An incentive fee of $2.3 million was earned by the Adviser during the six months ended March 31, 2012 and 2011, respectively. However, during the six month period ended March 31, 2012, the incentive fee was partially waived by the Adviser to ensure distributions to common stockholders are covered entirely by net investment income.

The base management and incentive fees are computed quarterly, as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to our accompanying Condensed Consolidated Financial Statements and are summarized in the following table:

	Six Months Ended March 31,
	2012	2011
Average total assets subject to base management fee (A)	$309,400	$271,200
Multiplied by prorated annual base management fee of 2.0%	1.0%	1.0%

Gross base management fee (B)	$3,094	$2,712
Reduction for loan servicing fees	(1,823)	(1,599)

Base management fee	1,271	1,113
Credit for fees received by Adviser from the portfolio companies	(53)	—
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(243)	(133)

Net base management fee	$975	$980

Incentive fee (B)	2,339	2,261
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(278)	(21)

Net incentive fee	$2,061	$2,240

Credit for fees received by Adviser from the portfolio companies	(53)	—
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(243)	(133)
Incentive fee credit	(278)	(21)

Credit to base management and incentive fees from Adviser (B)	$(574)	$(154)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and appropriately adjusted for any share issuances or repurchases during the periods.

(B)	Reflected as a line item on the Condensed Consolidated Statements of Operations.

Realized and Unrealized Gains (Losses) on Investments

Net Realized (Loss) Gain

For the six months ended March 31, 2012, we recorded a net realized loss on investments of $8.2 million, which primarily consisted of a realized loss of $1.0 million due to the restructure of KMBQ corporation (“KMBQ”) and a realized loss of $7.4 million related to the sale of Newhall Holdings, Inc. (“Newhall”), partially offset by $0.2 million of realized gains upon our receipt of escrowed proceeds in connection with our exit in fiscal year 2010 of our investment in ACE Expeditors, Inc. There were $5 in net realized gains for the six months ended March 31, 2011 primarily due to realized gains from unamortized discounts on exits during the quarter, partially offset by realized losses in connection with workout expenditures on Sunshine.

Net Unrealized Depreciation

Net unrealized depreciation of investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously-recorded unrealized appreciation or depreciation when gains and losses are actually realized. During the six months ended March 31, 2012, we recorded net unrealized depreciation of investments in the aggregate amount of $4.9 million, which included the reversal of

$12.0 million in aggregate unrealized depreciation related to the sale of Newhall, payoff of Northern Contours, Inc. (“Northern Contours”) and restructure of KMBQ. Excluding reversals, we had $16.9 million in net unrealized depreciation for the six months ended March 31, 2012. Excluding reversals of $12.0 million, over our entire investment portfolio, we recorded approximately $17.1 million of net unrealized depreciation on our debt investments, while recording approximately $0.2 million of net unrealized appreciation on our equity investments for the six months ended March 31, 2012.

During the six months ended March 31, 2011, we recorded net unrealized depreciation of investments in the aggregate amount of $16.0 million. Over our entire investment portfolio, we recorded approximately $18.5 million of net unrealized depreciation on our debt investments, while our equity investments experienced net unrealized appreciation of approximately $0.2 million for the six months ended March 31, 2011.

The realized (losses) gains and unrealized appreciation (depreciation) across our investments for the six months ended March 31, 2012 were as follows:

	Six Months Ended March 31, 2012
Portfolio Company	Realized (Loss) Gain	Unrealized Appreciation (Depreciation)	Reversal of Unrealized Depreciation	Net Gain (Loss)
Newhall Holdings, Inc.	$(7,356)	$—	$9,978	$2,622
Defiance Integrated Technologies, Inc.	—	1,161	—	1,161
Midwest Metal Distribution, Inc.	—	681	—	681
Northern Contours, Inc.	—	—	444	444
Global Materials Technologies, Inc.	—	422	—	422
WP Evenflo Group Holdings, Inc.	—	345	—	345
Keypoint Government Solutions, Inc.	—	275	—	275
KMBQ Corporation	(1,044)	—	1,135	91
Kansas Cable Holdings, Inc.	—	(417)	—	(417)
LocalTel, LLC	—	(544)	—	(544)
Saunders & Associates	—	(861)	—	(861)
Lindmark Acquisitions	—	(974)	—	(974)
International Junior Golf Training Acquisition Company	—	(1,015)	—	(1,015)
Precision Acquisition Group Holdings, Inc.	—	(1,033)	—	(1,033)
Sunburst Media—Louisiana, LLC	—	(1,462)	—	(1,462)
Viapack, Inc.	—	(1,701)	—	(1,701)
BAS Broadcasting	—	(2,128)	—	(2,128)
GFRC Holdings LLC	—	(3,408)	—	(3,408)
Sunshine Media Holdings	—	(6,394)	—	(6,394)
Other, net (<$250)	188	112	458	758

Total:	$(8,212)	$(16,941)	$12,015	$(13,138)

The largest drivers of our net unrealized depreciation for the six months ended March 31, 2012, were the unrealized depreciation in Sunshine of $6.4 million, GFRC Holdings, LLC of $3.4 million and BAS Broadcasting of $2.1 million, which were all due to a continued diminished portfolio company financial and operational performance.

The realized (losses) gains and net unrealized appreciation (depreciation) across our investments for the six months ended March 31, 2011, were as follows:

	Six Months Ended March 31, 2011
Portfolio Company	Realized (Loss) Gain	Net Unrealized Appreciation (Depreciation)	Reversal of Unrealized Depreciation (Appreciation)	Net Gain (Loss)
Defiance Integrated Technologies, Inc.	$—	$3,972	$—	$3,972
Puerto Rico Cable Acquisition Company, Inc.	(16)	—	732	716
Midwest Metal Distribution, Inc.	—	636	—	636
WP Evenflo Group Holdings, Inc.	—	333	—	333
Access Television Network, Inc.	—	(305)	—	(305)
LocalTel, LLC	—	(374)	—	(374)
International Junior Golf Training Acquisition Company	—	(479)	—	(479)
Kansas Cable Holdings, Inc. (formerly known as SCI Cable, Inc.)	—	(533)	—	(533)
Legend Communications of Wyoming LLC	—	(582)	—	(582)
Heartland Communications Group	—	(654)	—	(654)
GFRC Holdings LLC	—	(1,216)	—	(1,216)
Lindmark Acquisitions	—	(2,461)	—	(2,461)
Sunshine Media Holdings	(156)	(15,240)	—	(15,396)
Other, net (<$250)	177	596	(439)	334

Total:	$5	$(16,307)	$293	$(16,009)

The primary driver of our net unrealized depreciation for the six months ended March 31, 2011, was the notable depreciation in Sunshine, which was primarily due to continued diminished portfolio company financial and operational performance and the restructure. During the quarter ended March 31, 2011, as part of the Sunshine restructure, we acquired a controlling equity position, restructured certain of the debt terms, and infused additional equity capital in the form of preferred equity.

At March 31, 2012, the fair value of our investment portfolio was less than its cost basis by approximately $84.8 million, and our entire investment portfolio was valued at 77.3% of cost, as compared to cumulative net unrealized depreciation of $79.9 million, and a valuation of our entire portfolio at 79.1% of cost, at September 30, 2011, representing net unrealized depreciation of $4.9 million for the six months ended March 31, 2012.

We believe that our aggregate investment portfolio was valued at a depreciated value as of March 31, 2012, due primarily to the general instability of the loan markets and lingering effects of the recent recession on the performances of certain of our portfolio companies. The cumulative net unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution to stockholders.

Net Unrealized Depreciation on Borrowings

Net unrealized depreciation of borrowings is the net change in the fair value of our Credit Facility during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. As the renewal of our Credit Facility occurred during the three months ended March 31, 2012, cost was determined to approximate fair value; thus the cumulative net unrealized appreciation of our Credit Facility of $0.3 million as of December 31, 2011 was reversed during the quarter ended March 31, 2012. The Credit Facility was fair valued at $65.8 million and $100.0 million as of March 31, 2012 and September 30, 2011, respectively.

Net Decrease in Net Assets Resulting from Operations

For the six months ended March 31, 2012, we realized a net decrease in net assets resulting from operations of $2.9 million as a result of the factors discussed above. For the six months ended March 31, 2011, we realized a net decrease in net assets resulting from operations of $6.3 million. Our net decrease in net assets resulting from operations per basic and diluted weighted average common share for the six months ended March 31, 2012 and 2011 were $0.14 and $0.30, respectively.

COMPARISON OF THE FISCAL YEARS ENDED SEPTEMBER 30, 2011 AND 2010

A comparison of our operating results for the fiscal years ended September 30, 2011 and 2010 is below:

	Year Ended September 30,
	2011	2010	$ Change	% Change
INVESTMENT INCOME
Interest income	$33,068	$33,021	$47	0.1%
Other income	2,143	2,518	(375)	(14.9)

Total investment income	35,211	35,539	(328)	(0.9)

EXPENSES
Loan servicing fee	3,355	3,412	(57)	(1.7)
Base management fee	2,376	2,673	(297)	(11.1)
Incentive fee	4,598	1,823	2,775	152.2
Administration fee	729	807	(78)	(9.7)
Interest expense	2,676	4,390	(1,714)	(39.0)
Amortization of deferred financing fees	1,420	1,490	(70)	(4.7)
Professional fees	1,118	2,101	(983)	(46.8)
Compensation expense	—	245	(245)	NM
Other expenses	1,170	1,259	(89)	(7.1)

Expenses before credit from Adviser	17,442	18,200	(758)	(4.2)
Credit to fees from Adviser	(643)	(420)	(223)	53.1

Total expenses net of credit to credits to fees	16,799	17,780	(981)	(5.5)

NET INVESTMENT INCOME	18,412	17,759	653	3.7

REALIZED AND UNREALIZED (LOSS) GAIN ON:
Net realized loss on investments	(1,280)	(2,893)	1,613	(55.8)
Net unrealized (depreciation) appreciation on investments	(38,759)	2,317	(41,076)	NM
Net unrealized appreciation (appreciation) on borrowings	528	(789)	1,317	NM

Net loss on investments, derivative and borrowings	(39,511)	(1,365)	(38,146)	2,794.6

NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(21,099)	$16,394	$(37,493)	NM %

NM = Not Meaningful

Investment Income

Investment income for the year ended September 30, 2011 was $35.2 million as compared to $35.5 million for the year ended September 30, 2010. Interest income from our aggregate investment portfolio remained relatively unchanged year over year, although the last half of 2011 showed significant increases in interest income over the first half of 2011 due to the large number of new investments we made in the second half of fiscal 2011. The level of interest income from investments is directly related to the balance, at cost, of the interest-bearing investment portfolio outstanding during the year multiplied by the weighted average yield. The weighted average cost basis of our interest-bearing investment portfolio during the year ended September 30, 2011 was approximately $292.9 million, compared to approximately $300.5 million for the prior year. We had a net increase of two portfolio companies with investments on non-accrual status as of September 30, 2011, as compared to September 30, 2010. As of September 30, 2011, eight investments were on non-accrual, for an aggregate of approximately $41.1 million at cost, or 11.0% of the cost basis of all debt investments in our portfolio. As of September 30, 2010, six investments were on non-accrual, for an aggregate of approximately $29.9 million at cost, or 10.2% of the cost basis of all debt investments in our portfolio.

The weighted average yield varies from year to year based on the current stated interest rate of interest-bearing investments. The weighted average yield was 11.2% for the year ended September 30, 2011 as compared to 10.9% for the prior year. The increase in the weighted average yield on our portfolio for the year ended September 30, 2011 resulted primarily from the repayment of loans with lower stated interest rates and the restructuring of certain loans into higher interest rate loans, partially offset by the purchase of syndicated loans, which generally bear lower interest rates than our existing proprietary debt investments.

Interest income from loans to certain employees of our Adviser, in connection with the exercise of employee stock options, decreased slightly, primarily as a result of significant repayments on the principal amounts in 2011. These decreases were offset almost entirely by increases in the interest rates on the loans due to the fact that certain significant loans were in default, triggering penalty interest provisions for all of fiscal 2011.

Other income decreased for the year ended September 30, 2011 as compared to the prior year, mainly due to decreases in success fees, which we recognize when payment is received. Success fees earned during the year ended September 30, 2011 totaled $1.0 million, which we received primarily from Interfilm and Pinnacle for actual exits in 2011, and also from Westlake Hardware, Inc. as a prepaid success fee. In addition, we received $0.6 million from US Healthcare as a legal settlement in March 2011 that was recorded in other income. Success fees earned during the year ended September 30, 2010 totaled $1.9 million, which we received from ActivStyle Acquisition Co., Anitox Acquisition Co., Doe & Ingalls Management LLC, Tulsa Welding School and Visual Edge Technology, Inc. for actual exits and from Saunders & Associates and Northern Contours as prepayments.

The following table lists the investment income for our five largest portfolio company investments at fair value during the respective periods:

	As of September 30, 2011		Year Ended September 30, 2011
Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
Reliable Biopharmaceutical Holdings, Inc.	$25,295	8.3%	$3,090	8.8%
Westlake Hardware, Inc.	19,340	6.4	2,935	8.3
Midwest Metal Distribution, Inc.	17,184	5.7	2,242	6.4
Defiance Integrated Technologies, Inc.	15,039	5.0	888	2.5
CMI Acquisition, LLC	14,336	4.7	1,038	3.0

Subtotal—five largest investments	91,194	30.1	10,193	29.0
Other portfolio companies	211,753	69.9	24,586	69.8
Other non-portfolio company revenue	—	—	432	1.2

Total investment portfolio	$302,947	100.0%	$35,211	100.0%

	As of September 30, 2010		Year Ended September 30, 2010
Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
Sunshine Media, Inc.	$27,286	10.6%	$3,254	9.1%
Reliable Biopharmaceutical Holdings, Inc.	26,574	10.3	3,003	8.4
Westlake Hardware, Inc.	19,620	7.6	2,940	8.3
Midwest Metal Distribution, Inc.	15,539	6.0	2,127	6.0
Winchester Electronics Co.	12,508	4.9	1,589	4.5

Subtotal—five largest investments	101,527	39.4	12,913	36.3
Other portfolio companies	155,582	60.6	22,036	62.0
Other non-portfolio company revenue	—	—	590	1.7

Total investment portfolio	$257,109	100.0%	$35,539	100.0%

Operating Expenses

Operating expenses, net of credits from the Adviser for fees earned and voluntary irrevocable and unconditional waivers to the base management and incentive fees, decreased for the year ended September 30, 2011 as compared to the prior year. This reduction was primarily due to a decrease in interest expense incurred in connection with the Credit Facility and a decrease in professional fees, which were partially offset by an increase in the incentive fee.

The net base management fee decreased for the year ended September 30, 2011, as compared to the prior year, due to a decreased gross base management fee resulting from maintaining a smaller investment portfolio on average at fair value and from an increase in the credit we received against the base management fee for investments in senior syndicated loans, which increased in the year ended September 30, 2011. The base management fee is computed quarterly, as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to the accompanying Consolidated Financial Statements, and is summarized in the table below. Incentive fees increased for the year ended September 30, 2011, as compared to the prior year, primarily due to increased pre-incentive fee net investment income. The board of directors of our Adviser voluntarily, irrevocably and unconditionally waived a portion of the incentive fee for each of the years ended September 30, 2011 and 2010.

The base management fee, incentive fee and associated credits are computed quarterly and are summarized in the table below:

	Year Ended September 30,
	2011	2010
Average total assets subject to base management fee(A)	$286,550	$304,250
Multiplied by annual base management fee of 2%	2.0%	2.0%

Gross base management fee	5,731	6,085
Reduction for loan servicing fees(B)	(3,355)	(3,412)

Base management fee(B)	$2,376	$2,673

Credits to base management fee from Adviser:
Fee reduction for the waiver of 2.0% fee on senior syndicated loans to 0.5%	(3,832)	(423)
Credit for fees received by Adviser from the portfolio companies	(239)	(2133)

Credit to base management fee from Adviser	(622)	(255)

Net base management fee	$1,754	$2,418

Incentive fee(B)	$4,598	$1,823
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(21)	(165)

Net incentive fee	$4,577	$1,658

Total credits to fees:
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5%	$(383)	$(42)
Credit for fees received by Adviser from portfolio companies	(239)	(213)
Incentive fee credit	(21)	(165)

Credit to base management and incentive fees from Adviser(B)	$(643)	$(420)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the four most recently completed quarters and appropriately adjusted for any share issuances or repurchases during the applicable year.

(B)	Reflected, in total, as a line item on the Consolidated Statement of Operations located elsewhere in this prospectus.

Interest expense decreased for the year ended September 30, 2011, as compared to the prior year, due primarily to decreased borrowing costs under the Credit Facility during the year ended September 30, 2011. The effective interest rate during the year ended September 30, 2011 was 6.0%, compared to an effective interest rate of 7.0% for the year ended September 30, 2010. The weighted average balance outstanding on the Credit Facility increased only slightly year over year from approximately $47.9 million during the year ended September 30, 2010, to approximately $49.2 million during the year ended September 30, 2011. On November 22, 2010, we amended the Credit Facility, resulting in a reduced interest rate on outstanding borrowings. In addition to the lower interest rate, the amendment removed the annual minimum earnings shortfall fee to the committed lenders. During 2011 we reversed $0.6 million of a minimum earnings shortfall fee which was recorded as a credit to interest expense.

Professional fees decreased by $1.0 million for the year ended September 30, 2011, as compared to the prior year, due primarily to a larger amount of legal fees incurred during the year ended September 30, 2010 in connection with the restructuring of certain troubled loans.

Compensation expense decreased for the year ended September 30, 2011 as compared to the prior year due to the conversion of stock option loans of two former employees of our Adviser from recourse to non-recourse loans during the year ended September 30, 2010. The conversions were non-cash transactions and were accounted for as repurchases of the shares previously received by the employees upon exercise of the stock options in exchange for the non-recourse notes. The repurchases were accounted for as treasury stock transactions at the fair value of the shares, totaling $420. Since the value of the stock option loans totaled $665, we recorded compensation expense of $245 in fiscal 2010.
Realized Loss and Unrealized (Depreciation) Appreciation on Investments

Realized Losses

For the year ended September 30, 2011, we recorded a net realized loss on investments of $1.3 million, which resulted from a restructuring of one of our portfolio companies, SCI. For the year ended September 30, 2010, we recorded a net realized loss on investments of $2.9 million, which consisted of $4.3 million of losses from the sale of several syndicated loans, Gold Toe Investment Corp., Kinetek Acquisition Corp and Wesco Holdings, Inc., the Western Directories, Inc. write-off, and the CCS, LLC payoff, partially offset by a $1.4 million gain from the ACE Expediters Inc. payoff.

Unrealized (Depreciation) Appreciation

Net unrealized (depreciation) appreciation on investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are actually realized. The net unrealized appreciation (depreciation) across our investments for the year ended September 30, 2011 was as follows:

Year Ended September 30, 2011
Portfolio Company	Investment Classification	Net Unrealized Appreciation (Depreciation)
Defiance Integrated Technologies, Inc.	Control	$5,992
Midwest Metal Distribution, Inc.	Control	1,637
KMBQ Corporation	Non-Control / Non-Affiliate	738
Puerto Rico Cable Acquisition Company, Inc.	Non-Control / Non-Affiliate	732	(A)
WP Evenflo Group Holdings, Inc.	Non-Control / Non-Affiliate	485
Sunshine Media Holdings	Control	(21,237	)(B)
Newhall Holdings, Inc.	Non-Control / Non-Affiliate	(9,339)
Viapack, Inc.	Control	(4,882	)(B)
Lindmark Acquisition, LLC	Control	(4,547)
GFRC Holdings LLC	Non-Control / Non-Affiliate	(1,668)
Legend Communications of Wyoming LLC	Non-Control / Non-Affiliate	(975)
Heartland Communications Group	Non-Control / Non-Affiliate	(871)
Sunburst Media - Louisiana, LLC	Non-Control / Non-Affiliate	(847)
Access Television Network, Inc.	Non-Control / Non-Affiliate	(704)
International Junior Golf Training Acquisition Company	Non-Control / Non-Affiliate	(666)
Mood Media Corporation	Non-Control / Non-Affiliate	(553)
LocalTel, LLC	Control	(479)
BAS Broadcasting	Non-Control / Non-Affiliate	(411)
Vision Solutions, Inc.	Non-Control / Non-Affiliate	(355)
Westlake Hardware, Inc.	Non-Control / Non-Affiliate	(280)
Other, net (<$250)		(529)

	Total:	$(38,759)

(A)	Includes the reversal of $0.7 million in unrealized depreciation in connection with the payoff of the investment.
(B)	Reclassified from Non-Control/Non-Affiliate to Control investment during the year ended September 30, 2011 in connection with follow- on equity investments.

The largest driver of our net unrealized depreciation for the year ended September 30, 2011 was the depreciation in each of Sunshine and Newhall, primarily due to diminished portfolio company performance and a decrease in certain comparable multiples, partially offset by appreciation in Defiance Integrated Technologies, Inc., which resulted from an improvement in portfolio company performance and in certain comparable multiples.

The net unrealized appreciation (depreciation) across our investments for the year ended September 30, 2010 was as follows:

Year Ended September 30, 2010
Portfolio Company	Investment Classification	Net Unrealized Appreciation (Depreciation)
Western Directories, Inc.	Control	$2,819	(A)
Visual Edge Technology, Inc.	Non-Control / Non-Affiliate	1,716	(B)
BAS Broadcasting	Non-Control / Non-Affiliate	1,114
Westlake Hardware, Inc.	Non-Control / Non-Affiliate	951
Clinton Holdings, LLC	Control	888
WP Evenflo Group Holdings, Inc.	Non-Control / Non-Affiliate	826
Puerto Rico Cable Acquisition Company, Inc.	Non-Control / Non-Affiliate	729
Defiance Integrated Technologies, Inc.	Control	727
Northern Contours, Inc.	Non-Control / Non-Affiliate	613
Pinnacle Treatment Centers, Inc.	Non-Control / Non-Affiliate	534
Kinetek Acquisition Corp.	Non-Control / Non-Affiliate	513
CCS, LLC	Non-Control / Non-Affiliate	505	(C)
Allison Publications, LLC	Non-Control / Non-Affiliate	426
Wesco Holdings, Inc.	Non-Control / Non-Affiliate	408
Gold Toe Investment Corp.	Non-Control / Non-Affiliate	280
Global Materials Technologies, Inc.	Non-Control / Non-Affiliate	259
Lindmark Acquisition, LLC	Control	(4,803)
Legend Communications of Wyoming LLC	Non-Control / Non-Affiliate	(2,520)
LocalTel, LLC	Control	(1,381)
Finn Corporation	Non-Control / Non-Affiliate	(939)
KMBQ Corporation	Non-Control / Non-Affiliate	(807)
Sunburst Media – Louisiana, LLC	Non-Control / Non-Affiliate	(696)
SCI Cable, Inc.	Non-Control / Non-Affiliate	(585)
BERTL, Inc.	Control	(390)
Precision Acquisitions Group Holdings, Inc.	Non-Control / Non-Affiliate	(337)
Sunshine Media Holdings	Non-Control / Non-Affiliate	(265)
Other, net (<$250)		1,732

	Total:	$2,317

(A)	Includes the reversal of $2.9 million in unrealized depreciation in connection with the write-off of the investment.
(B)	Includes the reversal of $1.7 million in unrealized depreciation in connection with payoff of the line of credit and senior subordinated term loan of Visual Edge Technology, Inc.
(C)	Includes the reversal of the unrealized depreciation in connection with the $0.3 million realized loss on the sale of CCS, LLC.

Excluding reversals, a general increase in our net unrealized depreciation for the year ended September 30, 2010 was experienced by our Control investments, partially offset by increased unrealized appreciation in our Non-Control/Non-Affiliate portfolio of debt holdings, based on increases in market comparables and improved portfolio company performance.

Our investment portfolio depreciated during the year ended September 30, 2011, generally due to a decrease in certain comparable multiples and the performance of some of our portfolio companies used to estimate the fair value of our investments. Our entire portfolio was fair valued at 79.1% of cost as of

September 30, 2011 and 86.2% of cost as of September 30, 2010. The cumulative unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution.

Net Unrealized Depreciation (Appreciation) on Borrowings

We elected to apply the FASB’s ASC No. 825, “Financial Instruments,” which requires that we apply a fair value methodology to the Credit Facility. We estimated the fair value of the Credit Facility using estimates of value provided by an independent third party and our own assumptions in the absence of observable market data, including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. The Credit Facility was fair valued at $100.0 million and $17.9 million as of September 30, 2011 and 2010, respectively. As a result, we recorded net unrealized depreciation (appreciation) of $0.5 million and ($0.8) million for the years ended September 30, 2011 and 2010, respectively.

Net (Decrease) Increase in Net Assets from Operations

For the year ended September 30, 2011, we realized a net decrease in net assets resulting from operations of $21.1 million as a result of the factors discussed above. For the year ended September 30, 2010, we realized a net increase in net assets resulting from operations of $16.4 million. Our net (decrease) increase in net assets resulting from operations per basic and diluted weighted average common share for the years ended September 30, 2011 and 2010 were ($1.00) and $0.78, respectively.

COMPARISON OF THE FISCAL YEARS ENDED SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009

A comparison of our operating results for the fiscal years ended September 30, 2010 and 2009 is below:

		Year Ended September 30,
	2010	2009	$ Change	% Change
INVESTMENT INCOME
Interest income
Portfolio	$32,583	$41,680	$(9,097)	(21.8)%
Cash	1	11	(10)	(90.9)
Notes receivable from employees	437	468	(31)	(6.6)

Total interest income	33,021	42,159	(9,138)	(21.7)
Other income	2,518	459	2,059	448.6

Total investment income	35,539	42,618	(7,079)	(16.6)

EXPENSES
Loan servicing fee	3,412	5,620	(2,208)	(39.3)
Base management fee	2,673	2,005	668	33.3
Incentive fee	1,823	3,326	(1,503)	(45.2)
Administration fee	807	872	(65)	(7.5)
Interest expense	4,390	7,949	(3,559)	(44.8)
Amortization of deferred financing fees	1,490	2,778	(1,288)	(46.4)
Professional fees	2,101	1,586	515	32.5
Compensation expense	245	—	245	NM
Other expenses	1,259	1,131	128	11.3

Expenses before credit from Adviser	18,200	25,267	(7,067)	(28.0)
Credit to fees from Adviser	(420)	(3,680)	3,260	(88.6)

Total expenses net of credit to credits to fees	17,780	21,587	(3,807)	(17.6)

		Year Ended September 30,
	2010	2009	$ Change	% Change
NET INVESTMENT INCOME	17,759	21,031	(3,272)	(15.6)

REALIZED AND UNREALIZED (LOSS) GAIN ON:
Net realized loss on investments	(2,893)	(26,411)	23,518	(89.0)
Net unrealized appreciation on investments	2,317	9,513	(7,196)	(75.6)
Realized loss on settlement of derivative	—	(304)	304	(100.0)
Net unrealized appreciation on derivative	—	304	(304)	(100.0)
Net unrealized appreciation on borrowings	(789)	(350)	(439)	NM

Net loss on investments, derivative and borrowings	(1,365)	(17,248)	15,883	(92.1)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$16,394	$3,783	$12,611	333.4%

NM = Not Meaningful

Investment Income

Investment income for the year ended September 30, 2010 was $35.5 million as compared to $42.6 million for the year ended September 30, 2009. Interest income from our aggregate investment portfolio decreased for the year ended September 30, 2010 as compared to the prior year. The level of interest income from investments is directly related to the balance, at cost, of the interest-bearing investment portfolio outstanding during the year multiplied by the weighted average yield. The weighted average cost basis of our interest-bearing investment portfolio during the year ended September 30, 2010 was approximately $300.5 million, compared to approximately $413.9 million for the year ended September 30, 2009. The weighted average yield varies from year to year based on the current stated interest rate on interest-bearing investments and the amounts of loans for which interest is not accruing. Interest income from our investments decreased primarily due to the overall reduction in the cost basis of our investments, resulting primarily from the exit of 12 investments during the year ended September 30, 2010. The weighted average yield on our portfolio was 10.8% for the year ended September 30, 2010 as compared to 10.1% for the prior year. As of September 30, 2010, six investments were on non-accrual, for an aggregate of approximately $29.9 million at cost, or 10.2% of the cost basis of all debt investments in our portfolio, and as of September 30, 2009, five investments were on non-accrual, for an aggregate of approximately $10.0 million at cost, or 2.8% of the cost basis of all debt investments in our portfolio.

Interest income from loans to employees, in connection with the exercise of employee stock options, decreased slightly for the year ended September 30, 2010 as compared to the prior year due to principal payments on the employee loans during the year ended September 30, 2010. In addition, during the year ended September 30, 2010, $0.5 million of an employee stock option loan to a former employee of the Adviser was transferred from notes receivable – employees to other assets in connection with the termination of her employment with the Adviser and the later amendment of the loan. The interest on the loan from the time the employee stopped working for the Adviser is included in other income on the accompanying Consolidated Statement of Operations.

Other income increased for the year ended September 30, 2010 as compared to the prior year. Other income includes success fees as well as prepayment fees received upon the full repayment of certain loan investments ahead of contractual maturity and prepayment fees received upon the early unscheduled principal repayments, which was based on a percentage of the outstanding principal amount of the loan at the date of prepayment. Success fees earned during the year ended September 30, 2010 totaled $1.9 million, which we received from ActivStyle Acquisition Co., Anitox Acquisition Co., Doe & Ingalls Management LLC, Saunders & Associates, Northern Contours, Tulsa Welding School and Visual Edge Technology, Inc. Success fees earned during the year ended September 30, 2009 totaled $0.4 million, which we received from ActivStyle Acquisition Co., Interfilm Holdings, Inc. and It’s Just Lunch.

The following table lists the investment income for our five largest portfolio company investments at fair value during the respective periods:

	As of September 30, 2010		Year Ended September 30, 2010
Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
Sunshine Media, Inc.	$27,286	10.6%	$3,254	9.1%
Reliable Biopharmaceutical Holdings, Inc.	26,574	10.3	3,003	8.4
Westlake Hardware, Inc.	19,620	7.6	2,940	8.3
Midwest Metal Distribution, Inc.	15,539	6.0	2,127	6.0
Winchester Electronics Co.	12,508	4.9	1,589	4.5

Subtotal—five largest investments	101,527	39.4	12,913	36.3
Other portfolio companies	155,582	60.6	22,036	62.0
Other non-portfolio company revenue	—	—	590	1.7

Total investment portfolio	$257,109	100.0%	$35,539	100.0%

	As of September 30, 2009		Year Ended September 30, 2009
Company	Fair Value	% of Portfolio	Investment income	% of Total Investment Income
Reliable Biopharmaceutical Holdings, Inc.	$26,996	8.4%	$3,073	7.2%
Sunshine Media, Inc.	25,951	8.1	3,352	7.9
Westlake Hardware, Inc.	23,669	7.3	2,417	5.7
VantaCore	13,589	4.2	1,696	4.0
GFRC Holdings LLC	12,882	4.0	1,417	3.3

Subtotal—five largest investments	103,087	32.0	11,955	28.1
Other portfolio companies	217,882	68.0	30,184	70.8
Other non-portfolio company revenue	—	—	479	1.1

Total investment portfolio	$320,969	100.0%	$42,618	100.0%

Operating Expenses

Operating expenses, net of credits from the Adviser for fees earned and voluntary irrevocable and unconditional waivers to the base management and incentive fees, decreased for the year ended September 30, 2010 as compared to the prior year. This reduction was primarily due to a decrease in interest expense and amortization of deferred financing fees incurred in connection with the Credit Facility, which were partially offset by an increase in professional fees.

Loan servicing fees decreased for the year ended September 30, 2010 as compared to the prior year. These fees were incurred in connection with a loan servicing agreement between Business Loan and our Adviser, which is based on the size and mix of the portfolio. The decrease was primarily due to the reduction in the size of our investment portfolio.

The base management fee (which is net of loan servicing fees) increased for the year ended September 30, 2010 as compared to the prior year. However, the gross management fee (consisting of the loan servicing fees plus the base management fee) decreased from the prior year. The gross management fee decreased due to fewer total assets held during the year ended September 30, 2010. The base management fee is computed quarterly as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to the accompanying Consolidated Financial Statements. The incentive fee decreased for the year ended September 30, 2010 as compared to the prior year. The board of our Adviser voluntarily, irrevocably and unconditionally waived a portion of the incentive fee for the year ended September 30, 2010 and the entire incentive fee for the year ended September 30, 2009.

The incentive fee and associated credits are summarized in the table below:

	Year Ended September 30,
	2010	2009
Average total assets subject to base management fee(A)	$304,250	$381,250
Multiplied by annual base management fee of 2%	2.0%	2.0%

Gross base management fee	6,085	7,625
Reduction for loan servicing fees(B)	(3,412)	(5,620)

Base management fee(B)	$2,673	$2,005

Credits to base management fee from Adviser:
Fee reduction for the waiver of 2.0% fee on senior syndicated loans to 0.5%	(42)	(265)
Credit for fees received by Adviser from the portfolio companies	(213)	(89)

Credit to base management fee from Adviser	(255)	(354)

Net base management fee	$2,418	$1,651

Incentive fee(B)	$1,823	$3,326
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(165)	(3,326)

Net incentive fee	$1,658	$—

Total credits to fees:
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5%	$(42)	$(265)
Credit for fees received by Adviser from portfolio companies	(213)	(89)
Incentive fee credit	(165)	(3,326)

Credit to base management and incentive fees from Adviser(B)	$(420)	$(3,680)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the four most recently completed quarters and appropriately adjusted for any share issuances or repurchases during the applicable year.

(B)	Reflected, in total, as a line item on the Consolidated Statement of Operations located elsewhere in this prospectus.

Interest expense decreased for the year ended September 30, 2010 as compared to the prior year due primarily to decreased borrowings under our line of credit during the year ended September 30, 2010. The balance for the year ended September 30, 2010 included $0.6 million of the minimum earnings shortfall fee that was accrued as of September 30, 2010.

Amortization of deferred financing fees decreased for the year ended September 30, 2010 as compared to the prior year due to significant one-time costs related to the termination of our prior credit facility and transition to the Credit Facility, as previously defined, resulting in increased amortization of deferred financing fees during the year ended September 30, 2009 as compared to the year ended September 30, 2010.

Compensation expense increased for the year ended September 30, 2010 as compared to the prior year due to the conversion of stock option loans of two former employees from recourse to non-recourse loans. The conversions were non-cash transactions and were accounted for as repurchases of the shares previously received by the employees upon exercise of the stock options in exchange for the non-recourse notes. The repurchases were accounted for as treasury stock transactions at the fair value of the shares, totaling $0.4 million. Since the value of the stock option loans totaled $0.7 million, we recorded compensation expense of $0.3 million.

Professional fees increased for the year ended September 30, 2010 as compared to the prior year, due primarily to an increase in legal fees incurred in connection with the restructuring of certain troubled loans.

Realized Loss and Unrealized Appreciation (Depreciation) on Investments

Realized Losses

For the year ended September 30, 2010, we recorded a net realized loss on investments of $2.9 million, which consisted of $4.3 million of losses from three syndicated loan sales (Gold Toe Investment Corp., Kinetek Acquisition Corp. and Wesco Holdings, Inc.), the Western Directories, Inc. write-off, and the CCS, LLC payoff, offset by a $1.4 million gain from the ACE Expediters, Inc. payoff. For the year ended September 30, 2009, we recorded a net realized loss on investments of $26.4 million, which consisted of $15.0 million of losses from the sale of several syndicated loans and one non-syndicated loan, a $9.4 million write-off of the Badanco Acquisition Corp. loan, and a $2.0 million write-off of a portion of the Greatwide Logistics Services, Inc. second lien syndicated loan.

Unrealized Appreciation (Depreciation)

Net unrealized appreciation (depreciation) on investments is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are actually realized. The net unrealized appreciation (depreciation) across our investments for the year ended September 30, 2010 was as follows:

Year Ended September 30, 2010
Portfolio Company	Investment Classification	Net Unrealized Appreciation (Depreciation)
Western Directories, Inc.	Control	$2,819	(A)
Visual Edge Technology, Inc.	Non-Control / Non-Affiliate	1,716	(B)
BAS Broadcasting	Non-Control / Non-Affiliate	1,114
Westlake Hardware, Inc.	Non-Control / Non-Affiliate	951
Clinton Holdings, LLC	Control	888
WP Evenflo Group Holdings, Inc.	Non-Control / Non-Affiliate	826
Puerto Rico Cable Acquisition Company, Inc.	Non-Control / Non-Affiliate	729
Defiance Integrated Technologies, Inc.	Control	727
Northern Contours, Inc.	Non-Control / Non-Affiliate	613
Pinnacle Treatment Centers, Inc.	Non-Control / Non-Affiliate	534
Kinetek Acquisition Corp.	Non-Control / Non-Affiliate	513
CCS, LLC	Non-Control / Non-Affiliate	505	(C)
Allison Publications, LLC	Non-Control / Non-Affiliate	426
Wesco Holdings, Inc.	Non-Control / Non-Affiliate	408
Gold Toe Investment Corp	Non-Control / Non-Affiliate	280
Global Materials Technologies, Inc.	Non-Control / Non-Affiliate	259
Lindmark Acquisition, LLC	Control	(4,803)
Legend Communications of Wyoming LLC	Non-Control / Non-Affiliate	(2,520)
LocalTel, LLC	Control	(1,381)
Finn Corporation	Non-Control / Non-Affiliate	(939)
KMBQ Corporation	Non-Control / Non-Affiliate	(807)

Year Ended September 30, 2010
Portfolio Company	Investment Classification	Net Unrealized Appreciation (Depreciation)
Sunburst Media – Louisiana, LLC	Non-Control / Non-Affiliate	(696)
SCI Cable, Inc.	Non-Control / Non-Affiliate	(585)
BERTL, Inc.	Control	(390)
Precision Acquisitions Group Holdings, Inc.	Non-Control / Non-Affiliate	(337)
Sunshine Media Holdings	Non-Control / Non-Affiliate	(265)
Other, net (<$250)		1,732

	Total:	$2,317

(A)	Includes the reversal of $2.9 million in unrealized depreciation in connection with the write-off of the investment.
(B)	Includes the reversal of $1.7 million in unrealized depreciation in connection with payoff of the line of credit and senior subordinated term loan of Visual Edge Technology, Inc.
(C)	Includes the reversal of the unrealized depreciation in connection with the $0.3 million realized loss on the sale of CCS, LLC.

The unrealized appreciation (depreciation) across our investments for the year ended September 30, 2009 was as follows:

Year Ended September 30, 2009
Portfolio Company	Investment Classification	Net Unrealized Appreciation (Depreciation)
Greatwide Logistics Services, Inc.	Non-Control / Non-Affiliate	$2,485
It’s Just Lunch International, LLC	Non-Control / Non-Affiliate	2,175
Defiance Integrated Technologies, Inc.	Non-Control / Non-Affiliate	1,925
Harrington Holdings, Inc.	Non-Control / Non-Affiliate	1,521
Sunshine Media Holdings	Non-Control / Non-Affiliate	1,327
Reliable Biopharmaceutical Holdings, Inc.	Non-Control / Non-Affiliate	1,067
Ace Expediters, Inc.	Non-Control / Non-Affiliate	897
Westlake Hardware, Inc.	Non-Control / Non-Affiliate	869
RedPrairie Holding, Inc	Non-Control / Non-Affiliate	847
Badanco Acquisition Corp.	Non-Control / Non-Affiliate	662
Emdeon Business Services, Inc.	Non-Control / Non-Affiliate	623
Newhall Holdings, Inc.	Non-Control / Non-Affiliate	562
Bresnan Communications, LLC	Non-Control / Non-Affiliate	535
Sunburst Media – Louisiana, LLC	Non-Control / Non-Affiliate	535
Winchester Electronics	Non-Control / Non-Affiliate	525
LocalTel, LLC	Control	496
Anitox Acquisition Company	Non-Control / Non-Affiliate	444
John Henry Holdings, Inc.	Non-Control / Non-Affiliate	400
ActivStyle Acquisition Co.	Non-Control / Non-Affiliate	380
Visual EdgeTechnology, Inc.	Non-Control / Non-Affiliate	359
International Junior Golf Training Acquisition Company	Non-Control / Non-Affiliate	299
AKQA Holdings	Non-Control / Non-Affiliate	293
CHG Companies, Inc.	Non-Control / Non-Affiliate	292
Doe & Ingalls Management LLC	Non-Control / Non-Affiliate	265
RCS Management Holding Co.	Non-Control / Non-Affiliate	259

Year Ended September 30, 2009
Portfolio Company	Investment Classification	Net Unrealized Appreciation (Depreciation)
Clinton Holdings, LLC	Non-Control / Non-Affiliate	(3,012)
BAS Broadcasting	Non-Control / Non-Affiliate	(1,831)
Western Directories, Inc.	Control	(1,165)
SCI Cable, Inc.	Non-Control / Non-Affiliate	(948)
KMBQ Corporation	Non-Control / Non-Affiliate	(853)
Legend Communications of Wyoming LLC	Non-Control / Non-Affiliate	(816)
US Healthcare Communications, Inc.	Control	(768)
Heartland Communications Group, LLC	Non-Control / Non-Affiliate	(678)
Global Materials Technologies, Inc.	Non-Control / Non-Affiliate	(395)
WP Evenflo Group Holdings Inc.	Non-Control / Non-Affiliate	(394)
Finn Corporation	Non-Control / Non-Affiliate	(354)
Lindmark Acquisition, LLC	Non-Control / Non-Affiliate	(324)
Northern Contours, Inc.	Non-Control / Non-Affiliate	(319)
Other, net (<$250)		1,328

	Total:	$9,513

The primary driver of our net unrealized appreciation for the years ended September 30, 2010 and 2009 was the reversal of previously recorded unrealized depreciation on our exited investments. Our Control investments also experienced unrealized appreciation due to an increase in certain comparable multiples. However, our Non-Control investments experienced unrealized depreciation, which was due primarily to a reduction in certain comparable multiples and the performance of some of our portfolio companies used to estimate the fair value of our investments. Although our investment portfolio appreciated during the year ended September 30, 2010, our entire portfolio was fair valued at 86% of cost as of September 30, 2010. The cumulative unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution.

Realized Loss and Unrealized Appreciation on Derivative

For the year ended September 30, 2009, we realized a loss of $0.3 million due to the expiration of an interest rate cap in February 2009. In addition, we recorded unrealized appreciation on derivative of $0.3 million, which resulted from the reversal of previously recorded unrealized depreciation when the loss was realized during the year.

Net Unrealized Appreciation on Borrowings

Net unrealized appreciation on borrowings is the net change in the fair value of our line of credit borrowings during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. The net unrealized appreciation on borrowings for the years ended September 30, 2010 and 2009 were $0.8 million and $0.4 million, respectively. The Credit Facility was fair valued at $17.9 million and $83.4 million as of September 30, 2010 and 2009, respectively.

Net Increase in Net Assets from Operations

For the year ended September 30, 2010, we realized a net increase in net assets resulting from operations of $16.4 million as a result of the factors discussed above. For the year ended September 30, 2009, we realized a net increase in net assets resulting from operations of $3.8 million. Our net increase in net assets resulting from operations per basic and diluted weighted average common share for the years ended September 30, 2010 and 2009 were $0.78 and $0.18, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Net cash provided by operating activities during the six months ended March 31, 2012 was $8.5 million, as compared to net cash used in operating activities of $6.7 million for the six months ended March 31, 2011. The increase was primarily due to the decrease in purchases of investments and the increase in sales proceeds, which were offset by the decrease in principal payments in the six months ended March 31, 2012. Despite a net decrease in investment activity during the six months ended March 31, 2012, our portfolio size is larger due to originations in the second half of fiscal year 2011, which increased our interest income during the six months ended March 31, 2012. The majority of cash from operating activities is generated from the interest payments on debt securities that we receive from our portfolio companies. We utilize this cash to primarily fund new investments, interest payments on our Credit Facility, distributions to our stockholders, management fees to our Adviser, and other operating expenses.

At March 31, 2012, we had equity investments in, loans to, or syndicated participations in, 55 private companies with an aggregate cost basis of approximately $373.0 million. At March 31, 2011, we had investments in equity of, loans to, or syndicated participations in, 45 private companies with an aggregate cost basis of approximately $314.2 million.

The following table summarizes our total portfolio investment activity during the six months ended March 31, 2012 and 2011 at fair value:

	Six Months Ended March 31,
	2012	2011
Beginning investment portfolio at fair value	$302,947	$257,109
New investments	10,090	44,203
Disbursements to existing portfolio companies	19,519	8,220
Principal repayments (including repayment of PIK)	(24,760)	(35,227)
Proceeds from sales	(6,459)	(777)
Increase in investment balance due to PIK	—	8
Increase in investment balance due to transferred interest	—	204
Net unrealized depreciation	(16,941)	(16,307)
Reversal of prior period depreciation on realization	12,015	293
Net realized (loss) gain	(8,363)	163
Net change in premiums and discounts	119	(776)

Ending investment portfolio at fair value	$288,167	$257,113

The following table summarizes the contractual principal repayment and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments, at March 31, 2012.

Amount
For the remaining six months ending September 30:
2012	$30,816
For the fiscal year ending September 30:
2013	106,242
2014	51,190
2015	31,517
2016	75,867
Thereafter	67,925

Total contractual repayments	$363,557
Investments in equity securities	10,784
Adjustments to cost basis on debt securities	(1,381)

Total cost basis of investments held at March 31, 2012:	$372,960

Net cash used in operating activities for the year ended September 30, 2011 was $68.4 million and consisted primarily of purchases of investments, partially offset by principal repayments on investments. Net cash provided by operating activities for the year ended September 30, 2010 was $86.5 million and consisted primarily of principal repayments on investments partially offset by purchase of investments. For the year ended September 30, 2009, net cash provided by operating activities of $95.5 million consisted of principal repayments on investments and proceeds from the sale of several senior syndicated loans, partially offset by purchase of investments.

As of September 30, 2011, we had investments in debt securities, or loans to or syndicated participations in, 59 private companies with an aggregate cost basis of $382.8 million. As of September 30, 2010, we had investments in debt securities, or loans to or syndicated participations in, 39 private companies with an aggregate cost basis of $298.2 million.

The following table summarizes our total portfolio investment activity during the years ended September 30, 2011, 2010 and 2009:

	Year Ended September 30,
	2011	2010	2009
Beginning investment portfolio at fair value	$257,109	$320,969	$407,933
New investments	110,903	10,580	—
Disbursements to existing portfolio companies	25,351	11,950	24,911
Principal repayments (including repayment of PIK)	(45,835)	(82,566)	(47,490)
Proceeds from sales	(4,167)	(3,119)	(49,203)
Increase in investment balance due to PIK	12	67	166
Increase in investment balance due to rolled-over interest	204	1,230	1,455
Loan impairment / contra-investment	715	(715)	—
Net unrealized (depreciation) appreciation	(42,728)	(4,094)	(15,018)
Reversal of prior period depreciation on realization	3,969	6,411	24,531
Net realized loss	(1,119)	(2,893)	(26,411)
Amortization of premiums and discounts	(1,467)	(711)	95

Ending investment portfolio at fair value	$302,947	$257,109	$320,969

The following table summarizes the contractual principal repayment and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments as of September 30, 2011.

Fiscal Year Ending September 30,	Amount
2012	$60,817
2013	131,377
2014	35,172
2015	32,272
2016	72,363
Thereafter	43,868

Total Contractual Repayments	$375,869
Investments in equity securities	9,184
Unamortized premiums, discounts and investment acquisition costs on debt securities	(2,238)

Total	$382,815

Financing Activities

Net cash used in financing activities for the six months ended March 31, 2012 was $7.5 million and consisted primarily of net repayments on the Credit Facility of $33.6 million, distributions to common stockholders of $8.8 million and $3.6 million of deferred financing fees related to our Term Preferred Stock offering in November 2011 of $2.2 million and the renewal of our Credit Facility in January 2012 of $1.4 million. These financing activities were partially offset by proceeds from the issuance of Term Preferred Stock of $38.5 million during this six month period. Net cash provided by financing activities for the six months ended March 31, 2011 was $7.9 million and consisted primarily of net borrowings from the Credit Facility of $16.4 million, partially offset by distributions to stockholders of $8.8 million.

Net cash provided by financing activities for the fiscal year ended September 30, 2011 was $67.4 million and mainly consisted of net borrowings on the Credit Facility of $82.6 million, net of distribution payments to stockholders of $17.7 million.

Net cash used in financing activities for the fiscal year ended September 30, 2010 was $84.0 million and primarily consisted of net payments on the Credit Facility of $66.2 million, net of distribution payments to stockholders of $17.7 million.

Net cash used in financing activities for the fiscal year ended September 30, 2009 was $96.7 million and mainly consisted of net payments on the Credit Facility of $68.0 million, net of distribution payments to stockholders of $26.6 million.

Distributions

To qualify as a RIC and thus avoid corporate level tax on the income we distribute to our stockholders, we are required, under Subchapter M of the Code, to distribute at least 90% of our ordinary income and short-term capital gains to our stockholders on an annual basis. In accordance with these requirements, we declared and paid monthly cash distributions of $0.14 per common share for each month from October 2008 through March 2009 and $0.07 per common share for each month from April 2009 through May 2012. In April 2012, our Board of Directors declared a monthly distribution of $0.07 per common share for each of April, May and June 2012. We declared these distributions based on our estimates of net taxable income for the fiscal year.

For the fiscal year ended September 30, 2011, which includes the six months ended March 31, 2011, our distributions to common stockholders totaled approximately $17.7 million. We declared these distributions based on our estimates of net taxable income for the fiscal year. Distributions to common stockholders declared for the fiscal year ended September 30, 2011 were comprised 100% from ordinary income and none from a return of capital. At year-end, we elected to treat a portion of the first distribution paid after year-end as having been paid in the prior year, in accordance with Section 855(a) of the Code. The characterization of the common distributions declared and paid for the fiscal year ending September 30, 2012 will be determined at year end and cannot be determined at this time.

In December 2011, we declared and paid our first dividend on our term preferred stock, in the amount of $0.28203125 per share, representing accrued dividends from November 4, 2011 through December 31, 2011. We declared and paid monthly cash distributions of $0.1484375 per preferred share for each month from January through May 2012. In April 2012, our Board of Directors declared a monthly distribution of $0.1484375 per preferred share for each of April, May and June 2012. In accordance with accounting principles generally accepted in the United States of America (“GAAP”) purposes, we treat these monthly distributions as an operating expense. For tax purposes, these preferred distributions are deemed to be paid entirely out of ordinary income to preferred stockholders.

Equity

On October 20, 2009, we filed a registration statement (the “Registration Statement”) on Form N-2 (File No. 333-162592) that was amended on December 9, 2009 and which the SEC declared effective on January 28, 2010. A post-effective amendment thereto was declared effective by the SEC on July 15, 2011. The Registration Statement, of which this prospectus is a part, permits us to issue, through one or more transactions, up to an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock, including through a combined offering of such securities. To date, under the Registration Statement, we have issued $38.5 million in Series 2016 Term Preferred Stock pursuant to the Registration Statement and have entered into an agreement described in greater detail below, to potentially issue up to 2.0 million shares of common stock from time to time in the future.

On November 4, 2011, we completed an offering of 1.4 million shares of Series 2016 Term Preferred Stock at a price of $25.00 per share pursuant to the Registration Statement. Net proceeds of the offering, after deducting underwriting discounts and offering expenses borne by us were approximately $33.0 million and were used to repay a portion of outstanding borrowings under our line of credit. We are required to redeem all of the outstanding Series 2016 Term Preferred Stock on December 31, 2016 at a redemption price equal to $25.00 per share, plus an amount equal to accumulated but unpaid dividends, if any, to the date of redemption. On November 17, 2011, the underwriters exercised their option to purchase an additional 139,882 shares of our Series 2016 Term Preferred Stock, which resulted in net proceeds, after deducting underwriting discounts and offering expenses borne by us, of $3.4 million, which were also used to repay a portion of the outstanding borrowings under the Credit Facility. We incurred $2.1 million in total offering costs, including underwriting discounts and commissions, related to these transactions, which have been recorded as an asset in accordance with GAAP and are being amortized over the redemption period ending December 31, 2016. The Series 2016 Term Preferred Stock has been recorded as a liability in accordance with GAAP and as such affects our asset coverage, exposing us to additional leverage risks.

On May 17, 2010, we entered into an equity distribution agreement (the “Agreement”) with BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Agent”), under which we may, from time to time, issue and sell through the Agent, as sales agent, up to 2.0 million shares (the “Shares”) of our common stock, par value $0.001 per share, based upon instructions from us (including, at a minimum, the number of shares to be offered, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in any one day and any minimum price below which sales may not be made). Sales of Shares through the Agent, if any, will be executed by means of either ordinary brokers’ transactions on the NASDAQ in accordance with Rule 153 under the Securities Act of 1933, as amended, or such other sales of the Shares as shall be agreed by us and the Agent. The compensation payable to the Agent for sales of Shares with respect to which the Agent acts as sales agent shall be equal to 2.0% of the gross sales price of the Shares for amounts of Shares sold pursuant to the Agreement. To date, we have not issued any shares pursuant to this Agreement.

We anticipate issuing equity securities to obtain additional capital in the future. However, we cannot determine the terms of any future equity issuances or whether we will be able to issue equity on terms favorable to us, or at all. Additionally, when our common stock is trading below NAV, as it has periodically traded over the last three years, we will have regulatory constraints under the 1940 Act on our ability to obtain additional capital in this manner. Generally, the 1940 Act provides that we may not issue and sell our common stock at a price below our NAV per common share, other than to our then existing common stockholders pursuant to a rights offering, without first obtaining approval from our stockholders and our independent directors. As of March 31, 2012, our NAV per common share was $9.62 and as of May 31, 2012 our closing market price was $7.40 per common share. To the extent that our common stock trades at a market price below our NAV per common share, we will generally be precluded from raising equity capital through public offerings of our common stock, other than pursuant to stockholder approval or a rights offering. The asset coverage requirement of a BDC under the 1940 Act effectively limits our ratio of debt to equity to 1:1. To the extent that we are unable to raise capital through the issuance of equity, our ability to raise capital through the issuance of debt may also be inhibited to the extent of the regulatory debt to equity ratio limits.

At our Annual Meeting of Stockholders held on February 16, 2012, our stockholders approved a proposal that authorizes us to sell shares of our common stock at a price below our then current NAV per common share for a period of one year, provided that our Board of Directors makes certain determinations prior to any such sale and that the cumulative number of shares issued and sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale. We have not issued any common stock since February 2008 and have never issued common stock below NAV per common share. We expect that at the next annual stockholders meeting scheduled in February 2013, our stockholders will again be asked to vote in favor of renewing this proposal for another year.

Series 2016 Term Preferred Stock

The Series 2016 Term Preferred Stock has a redemption date of December 31, 2016 and we are required to redeem all of the outstanding Series 2016 Term Preferred Stock on December 31, 2016 for cash at a redemption price equal to $25.00 per share, which aggregates to approximately $38.5 million, plus an amount equal to accumulated but unpaid dividends, if any, to the date of redemption. In addition, there are two other potential redemption triggers for the Series 2016 Term Preferred Stock: (1) if we fail to maintain an asset coverage ratio of at least 200%, we are required to redeem a portion of the outstanding Series 2016 Term Preferred Stock or to cure the ratio redemption trigger; and (2) at any time on or after December 31, 2012, at our sole option, we may redeem the Series 2016 Term Preferred Stock.

The Series 2016 Term Preferred Stock provides for a fixed dividend equal to 7.125% per year, payable monthly (which equates to approximately $2.7 million per year). The Series 2016 Term Preferred Stock has a preference over our common stock with respect to these dividends, whereby no distributions are payable on our common stock unless the stated dividends, including any accrued and unpaid dividends, on the Series 2016 Term Preferred Stock have been paid in full.

Revolving Credit Facility

On March 15, 2010, we, through Business Loan, entered into a fourth amended and restated credit agreement, which provides for a $127.0 million revolving line of credit arranged by Keybank as administrative agent. BB&T and ING also joined the Credit Facility as committed lenders. Subject to certain terms and conditions, the Credit Facility may be expanded to a maximum of $202.0 million through the addition of other committed lenders to the facility. On November 22, 2010 (the “Amendment Date”), we amended the Credit Facility. Prior to the Amendment Date, advances under the Credit Facility bore interest at a 30-day LIBOR subject to a minimum rate of 2.0%, plus 4.5% per annum, with a commitment fee of 0.5% per annum on undrawn amounts. As of the Amendment Date, advances under the Credit Facility bear interest at a 30-day LIBOR or commercial paper rate subject to a minimum rate of 1.5%, plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when the facility is drawn more than 50% and 1.0% per annum on undrawn amounts when the facility is drawn less than 50%. In addition, effective as of the Amendment Date, we are no longer obligated to pay an annual minimum earnings shortfall fee to the committed lenders, which was calculated as the difference between the weighted average of borrowings outstanding under the Credit Facility and 50.0% of the commitment amount of the Credit Facility, multiplied by 4.5% per annum, less commitment fees paid during the year. During the quarter ended December 31, 2010, we reversed the projected annual minimum earnings shortfall fee of $0.6 million that had been accrued as of September 30, 2010. We paid a $0.7 million fee in connection with the November 2010 amendment.

In August 2011, the Credit Facility was expanded by $10.0 million, which resulted in a $137.0 million line of credit and in January 2012, the maturity date of the Credit Facility was extended to January 18, 2015. If the Credit Facility is not renewed or extended by January 18, 2015, all principal and interest will be due and payable on or before January 18, 2016 (one year thereafter). All other terms of the Credit Facility remained substantially unchanged.

Interest is payable monthly during the term of the Credit Facility. Available borrowings are subject to various constraints imposed under the Credit Facility, based on the aggregate loan balance pledged by Business Loan, which varies as loans are added and repaid, regardless of whether such repayments are prepayments or made as contractually required.

The administrative agent also requires that any interest or principal payments on pledged loans be remitted directly by the borrower into a lockbox account with Keybank as custodian. Keybank, who also serves as the trustee of the account, generally remits the collected funds to us once a month.

The Credit Facility contains covenants that require Business Loan to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions), and restrict material changes to our credit and collection policies. The Credit Facility also limits payments on distributions to the aggregate net investment income for each of the twelve month periods ended September 30, 2012 and 2011 (thereby extended through September 30, 2015 as per the Credit Facility). Business Loan is also subject to certain limitations on the type of loan investments it can apply toward availability credit in the borrowing base, including restrictions on geographic concentrations, sector concentrations, loan size, distribution payout, payment frequency and status, average life and lien property. The Credit Facility further requires Business Loan to comply with other financial and operational covenants, which obligate Business Loan to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of obligors required in the borrowing base of the credit agreement. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net of $190.0 million plus 50.0% of all equity and subordinated debt raised after May 15, 2009, (ii) asset coverage with respect to senior securities representing indebtedness of at least 200%, in accordance with Section 18 of the 1940 Act and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. The facility requires a minimum of 20 obligors in the borrowing base and as of March 31, 2012, Business Loan had 37 obligors. As of March 31, 2012, we were in compliance with all of the facility covenants.

Contractual Obligations and Off-Balance Sheet Arrangements

We have lines of credit and capital commitments with certain of our portfolio companies that have not been fully drawn or called, respectively. Since these commitments have expiration dates and we expect many will never be fully drawn or called, the total commitment amounts do not necessarily represent future cash requirements.

In addition to the lines of credit and capital commitments with our portfolio companies, we, from time to time, have also extended certain guaranties on behalf of some our portfolio companies. As of March 31, 2012, we had one guarantee outstanding to Viapack up to $0.6 million. As of March 31, 2012, we have not been required to make any payments on this guarantee and we consider the credit risks to be remote and the fair value of the guarantee to be minimal. As of September 30, 2011, there were no outstanding guaranties.

During the year ended September 30, 2009, we executed a guaranty of a line of credit agreement between Comerica Bank and Defiance Integrated Technologies, Inc., or Defiance, one of our Control investments, which we refer to as the Defiance Guaranty. Pursuant to the Defiance Guaranty, if Defiance had a payment default, the guaranty was callable once the bank had reduced its claim by using commercially reasonable efforts to collect through disposition of the Defiance collateral. The guaranty was limited to $0.3 million plus interest on that amount accrued from the date demand payment was made under the Defiance Guaranty, and all costs incurred by the bank in its collection efforts. On March 1, 2011, the Defiance Guaranty was terminated.

We estimate the fair value of our unused line of credit commitments, uncalled capital commitments, and guarantee as of March 31, 2012, September 30, 2011 and September 30, 2010 to be minimal; and therefore, they are not recorded on our accompanying balance sheets.

As described above, in November 2011, we completed the offering of 1.4 million shares of Series 2016 Term Preferred Stock. Also in November 2011, the underwriters exercised their option to purchase an additional 139,882 shares of our Series 2016 Term Preferred Stock to cover over-allotments. The Series 2016 Term Preferred Stock provides for a fixed dividend equal to 7.125% per year, payable monthly (which equates to approximately $2.7 million per year). Additionally, in accordance with the terms of the Series 2016 Term Preferred Stock, we will be obligated to redeem these shares for cash on December 31, 2016 (and, in certain circumstances, potentially earlier). The aggregate redemption amount will be $38.5 million, plus any accumulated and unpaid dividends through the redemption date.

The following table shows our contractual obligations as of March 31, 2012 at cost:

	Principal Payments Due by Period
Contractual Obligations(A)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Credit Facility (B)	$—	$65,800	$—	$—	$65,800
Series 2016 Term Preferred Stock, $0.001 par value, $25 liquidation preference; 4,000,000 authorized and 1,539,882 shares issued and outstanding	—	—	38,497	—	38,497
Dividend payments on Series 2016 Term Preferred Stock (C)	1,372	8,229	3,429	—	13,030

Total	$1,372	$74,029	$41,926	$—	$117,327

(A)	Excludes our unused line of credit commitments, uncalled capital commitments and guarantee to our portfolio companies in an aggregate amount of $10.2 million.
(B)	Principal balance of borrowings under our Credit Facility, based on the current contractual maturity due to the revolving nature of the facility.
(C)	Dividend payments on Series 2016 Term Preferred Stock assume quarterly declarations and monthly distributions through the date of mandatory redemption.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. The prices of securities held by us may decline in response to certain events, including those directly involving the companies whose securities are owned by us; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and interest rate fluctuations.

Interest rate risk is the primary risk to which we believe we are exposed. Because we borrow money to make investments, our net investment is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. We use a combination of debt and equity capital to finance our investing activities. We may use interest rate risk management techniques to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. We have analyzed the potential impact of changes in interest rates on interest income net of interest expense.

We target to have approximately 10% of the loans in our portfolio at fixed rates, with approximately 90% made at variable rates. As of March 31, 2012, our portfolio consisted of the following at cost:

87.6%	variable rates with a floor
6.0%	variable rates without a floor or ceiling
6.4%	fixed rates

100.0%	total

All of our variable-rate loans have rates associated with either the current LIBOR or prime rate.

To illustrate the potential impact of changes in interest rates on our net increase in net assets resulting from operations, we have performed the following analysis, which assumes that our balance sheet, as of March 31, 2012, remains constant and no further actions are taken to alter our existing interest rate sensitivity.

Basis Point Change(a)	Increase in Interest Income	Increase in Interest Expense(a)	Net Increase in Net Assets Resulting from Operations
Up 300 basis points	$3,125	$1,147	$1,978
Up 200 basis points	1,092	489	603
Up 100 basis points	89	—	89

(a)	As of March 31, 2012, our effective average LIBOR was 0.24%; thus, a 100 basis point decrease could not occur.

Although management believes that this analysis is indicative of our existing interest rate sensitivity, it does not adjust for potential changes in credit quality, size and composition of our loan portfolio on the balance sheet and other business developments that could affect net increase in net assets resulting from operations. Accordingly, no assurances can be given that actual results would not differ materially from the results under this hypothetical analysis.

We may also experience risk associated with investing in securities of companies with foreign operations. We currently do not anticipate investing in debt or equity of foreign companies, however, some potential portfolio companies may have operations located outside the U.S. These risks include, but are not limited to, fluctuations in foreign currency exchange rates, imposition of foreign taxes, changes in exportation regulations and political and social instability.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our 2012 annual stockholders meeting, our stockholders approved our ability to sell or otherwise issue shares of our common stock at a price below the then current net asset value, or NAV, per common share during a one year period, which we refer to as the Stockholder Approval, beginning on February 16, 2012, and expiring on the first anniversary of such date. To sell shares of common stock pursuant to this authorization, no further authorization from our stockholders will be solicited but the cumulative number of common shares issued and sold pursuant to such authority cannot exceed 25% of our then outstanding common stock immediately prior to such sale and a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (i) find that the sale is in our best interests and in the best interests of our stockholders and (ii) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares of common stock, or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount.

Any offering of common stock below its NAV per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering of common stock below its NAV per share is in our and our stockholders’ best interests, our Board of Directors will consider a variety of factors including:

•	the effect that an offering below NAV per common share would have on our common stockholders, including the potential dilution they would experience as a result of the offering;

•	the amount per common share by which the offering price per share and the net proceeds per share are less than our most recently determined NAV per common share;

•	the relationship of recent market prices of common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the estimated offering price would closely approximate the market value of shares of our common stock;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares of our common stock in the offering;

•	the anticipated rate of return on and quality, type and availability of investments; and

•	the leverage available to us.

Our Board of Directors will also consider the fact that sales of shares of common stock at a discount will benefit our Adviser as our Adviser will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other of our securities or from the offering of common stock at a premium to NAV per share.

We will not sell shares of our common stock under this prospectus or an accompanying prospectus supplement pursuant to the Stockholder Approval without first filing a post-effective amendment to the registration statement if the cumulative dilution to our NAV per common share from offerings under the registration statement exceeds 15%. This would be measured separately for each offering pursuant to the registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per common share at the time of the first offering is $10.00 and we have 140 million shares of common stock outstanding, the sale of 35 million shares of common stock at net proceeds to us of $5.00 per common share (a

50% discount) would produce dilution of 10%. If we subsequently determined that our NAV per common share increased to $11.00 on the then 175 million shares of common stock outstanding and then made an additional offering, we could, for example, sell approximately an additional 43.75 million shares of common stock at net proceeds to us of $8.25 per common share, which would produce dilution of 5%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV per common share pose potential risks for our existing common stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering. Any sale of common stock at a price below NAV per share would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis. See “Risk Factors — Risks Related to an Investment in Our Common Stock and Our Preferred Stock.”

The following three headings and accompanying tables explain and provide hypothetical examples of the impact of an offering of our common stock at a price below NAV per common share on three different types of investors:

•	existing common stockholders who do not purchase any shares of common stock in the offering;

•	existing common stockholders who purchase a relatively small amount of shares of common stock in the offering or a relatively large amount of shares of common stock in the offering; and

•	new investors who become common stockholders by purchasing shares of common stock in the offering.

Impact on Existing Common Stockholders Who Do Not Participate in an Offering

An existing common stockholder who does not participate in an offering below NAV per share or who does not buy additional common shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the common shares they hold and their NAV per common share. These common stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These common stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per common share. This decrease could be more pronounced as the size of the offering and level of discounts increase. Further, if current common stockholders do not purchase sufficient shares of common stock to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted.

The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating common stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per common share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that we have 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per common share are thus $10,000,000 and $10.00, respectively. The table illustrates the dilutive effect on a nonparticipating common stockholder of (1) an offering of 50,000 shares of common stock (5% of the outstanding common shares) at $9.50 per common share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 100,000 shares of common stock (10% of the outstanding common shares) at $9.00 per common share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 200,000 shares of common stock (20% of the outstanding common shares) at $8.00 per common share after offering expenses and commissions (a 20% discount from NAV). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares of common stock in such offering and the actual discount to the most recently determined NAV.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Common Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Decrease to NAV per Common Share
Total Common Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Common Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.33)%
Dilution to Common Stockholder
Common Shares Held by Stockholder	10,000	10,000	—	10,000	—	10,000	—
Percentage Held by Common Stockholder	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.83%	(16.67)%
Total Asset Values

Total NAV Held by Common Stockholder	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$96,700	(3.33)%
Total Investment by Common Stockholder (Assumed to be $10.00 per Common Share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total Dilution to Common Stockholder (Total NAV Less Total Investment)	—	$(200)	—	$(900)	—	$(3,300)	—
Per Common Share Amounts
NAV Per Common Share Held by Common Stockholder	—	$9.98	—	$9.91	—	$9.67	—
Investment per Common Share Held by Common Stockholder (Assumed to be $10.00 per Share on Common Shares Held prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per Common Share Held by Stockholder (NAV per Common Share Less Investment per Common Share)	—	$(0.02)	—	$(0.09)	—	$(0.33)	—
Percentage Dilution to Common Stockholder (Dilution per Common Share Divided by Investment per Common Share)	—	—	(0.20)%	—	(0.90)%	—	(3.33)%

Impact on Existing Common Stockholders Who Do Participate in an Offering

An existing common stockholder who participates in an offering below NAV per common share or who buys additional shares of common stock in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating common stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our common shares immediately prior to the offering. The level of NAV dilution will decrease as the number of common shares such stockholders purchase increases. Existing common stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing common stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per common share over their investment per common share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such common stockholder purchases increases. Even a common stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such common stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their common shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart for a common stockholder that acquires shares of common stock equal to (1) 50% of its proportionate share of the offering (i.e., 1,000 common shares, which is 0.50% of the offering 200,000 common shares rather than its 1% proportionate share) and (2) 150% of such percentage (i.e., 3,000 common shares, which is 1.50% of an offering of 200,000 common shares rather than its 1% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of common shares in such offering and the actual discount from the most recently determined NAV per common share. It is not possible to predict the level of market price decline that may occur.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$8.42	—	$8.42	—
Net Proceeds per Common Share to Issuer	—	$8.00	—	$8.00	—
Increases in Common Shares and Decrease to NAV per Common Share
Total Common Shares Outstanding	1,000,000	1,200,000	20.00%	1,200,000	20.00%
NAV per Common Share	$10.00	$9.67	(3.33)%	$9.67	(3.33)%
Dilution/Accretion to Common Stockholder
Common Shares Held by Stockholder	10,000	11,000	10.00%	13,000	30.00%
Percentage Held by Common Stockholder	1.0%	0.92%	(8.33)%	1.08%	8.33%
Total Asset Values
Total NAV Held by Common Stockholder	$100,000	$106,333	6.33%	$125,667	25.67%
Total Investment by Common Stockholder (Assumed to be $10.00 per Share on Common Shares Held prior to Sale)	$100,000	$108,420	—	$125,260	—
Total Dilution/Accretion to Common Stockholder (Total NAV Less Total Investment)	—	(2,087)	—	$407	—
Per Common Share Amounts
NAV Per Common Share Held by Common Stockholder	—	$9.67	—	$9.67	—
Investment per Common Share Held by Stockholder (Assumed to be $10.00 per Share on Common Shares Held prior to Sale)	$10.00	$9.86	(1.44)%	$9.64	(3.65)%

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Dilution/Accretion per Common Share Held by Stockholder (NAV per Common Share Less Investment per Common Share)	—	$(0.19)	—	$0.03	—
Percentage Dilution/Accretion to Common Stockholder (Dilution/Accretion per Common Share Divided by Investment per Common Share)	—	—	(1.92)%	—	0.32%

Impact on New Investors in Common Stock

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per common share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares of common stock. Investors who are not currently stockholders and who participate in an offering below NAV per common share and whose investment per common share is also less than the resulting NAV per common share due to selling compensation and expenses paid by the issuer being significantly less than the discount per common share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares of common stock. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new common stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares of common stock, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1%) of the common shares in the offering as the common stockholder in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of common shares in such offering and the actual discount from the most recently determined NAV per common share. It is not possible to predict the level of market price decline that may occur.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Common Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Decrease to NAV per Common Share
Total Common Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Common Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.33)%

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Dilution/Accretion to Common Stockholder
Common Shares Held by Stockholder	—	500	—	1,000	—	2,000	—
Percentage Held by Common Stockholder	0.0%	0.05%	—	0.09%	—	0.17%	—
Total Asset Values
Total NAV Held by Common Stockholder	—	$4,990	—	$9,910	—	$19,340	—
Total Investment by Common Stockholder	—	$5,000	—	$9,470	—	$16,840	—
Total Dilution/Accretion to Common Stockholder (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$2,500	—
Per Common Share Amounts
NAV Per Common Share Held by Common Stockholder	—	$9.98	—	$9.91	—	$9.67	—
Investment per Common Share Held by Common Stockholder	—	$10.00	—	$9.47	—	$8.42	—
Dilution/Accretion per Common Share Held by Stockholder (NAV per Common Share Less Investment per Common Share)	—	$(0.02)	—	$0.44	—	$1.25	—
Percentage Dilution/Accretion to Common Stockholder (Dilution/Accretion per Common Share Divided by Investment per Common Share)	—	—	(0.20)%	—	4.65%	—	14.85%

SENIOR SECURITIES

Information about our senior securities is shown in the following table for the audited periods as of September 30, 2011, 2010, 2009, 2008, 2007, 2006, 2005, 2004, 2003, 2002 and 2001 and for the unaudited period as of March 31, 2012. The annual information has been derived from our audited financial statement for each respective period, which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
Revolving Credit Facilities
March 31, 2012 (unaudited)	$65,800,000	$2,922	$—	N/A
September 30, 2011	99,400,000	3,144	—	N/A
September 30, 2010	16,800,000	14,187	—	N/A
September 30, 2009	83,000,000	3,963	—	N/A
September 30, 2008	151,030,000	2,792	—	N/A
September 30, 2007	144,440,000	2,524	—	N/A
September 30, 2006	49,993,000	4,435	—	N/A
September 30, 2005	53,034,000	3,849	—	N/A
September 30, 2004	40,744,000	3,452	—	N/A
September 30, 2003	—	N/A	—	N/A
September 30, 2002	—	N/A	—	N/A

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
September 30, 2001	—	N/A	—	N/A
Series 2016 Term Preferred Stock (5)
March 31, 2012 (unaudited)	$38,497,000	$2,922	$25.00	$25.49
September 30, 2011	—	N/A	—	N/A
September 30, 2010	—	N/A	—	N/A
September 30, 2009	—	N/A	—	N/A
September 30, 2008	—	N/A	—	N/A
September 30, 2007	—	N/A	—	N/A
September 30, 2006	—	N/A	—	N/A
September 30, 2005	—	N/A	—	N/A
September 30, 2004	—	N/A	—	N/A
September 30, 2003	—	N/A	—	N/A
September 30, 2002	—	N/A	—	N/A
September 30, 2001	—	N/A	—	N/A
Repurchase Agreements
March 31, 2012 (unaudited)	—	N/A	—	N/A
September 30, 2011	—	N/A	—	N/A
September 30, 2010	—	N/A	—	N/A
September 30, 2009	—	N/A	—	N/A
September 30, 2008	—	N/A	—	N/A
September 30, 2007	—	N/A	—	N/A
September 30, 2006	—	N/A	—	N/A
September 30, 2005	—	N/A	—	N/A
September 30, 2004	21,346,000	3,452	—	N/A
September 30, 2003	78,449,000	2,667	—	N/A
September 30, 2002	39,199,000	4,333	—	N/A
September 30, 2001	—	N/A	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented
(2)	Asset coverage ratio for a class of our senior securities representing indebtedness means the ratio of the value of our total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness and asset coverage ratio for a class of our senior securities that are stock means the ratio of the value of our total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness plus the aggregate involuntary liquidation preference of a class of senior security which is stock. Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.
(4)	All senior securities (with the exception of our Series 2016 Term Preferred Stock) are not registered for public trading. Average market value per unit is the average of the last ten days closing prices on the New York Stock Exchange (as our Series 2016 Term Preferred Stock was traded on the New York Stock Exchange during this period). We transferred the listing of our Series 2016 Term Preferred Stock to the NASDAQ effective May 1, 2012.
(5)	In November 2011, we issued 1,539,882 shares of Series 2016 Term Preferred Stock through a public offering and subsequent exercise of an overallotment option. As of March 31, 2012, we had $38.5 million outstanding of Series 2016 Term Preferred Stock.

BUSINESS

Overview

We were incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001 and completed our initial public offering on August 24, 2001. We operate as a closed-end, non-diversified management investment company and we have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). For federal income tax purposes, we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We currently continue to qualify as a RIC for federal income tax purposes and obtain favorable RIC tax treatment by meeting certain requirements, including certain minimum distribution requirements.

We were established to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes and senior subordinated notes, of established private United States (“U.S.”) businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, we may acquire from others existing loans that meet this profile. We also seek to provide our stockholders with long-term capital growth through appreciation in the value of warrants or other equity instruments that we may receive when we make loans.

We seek to invest in small and medium-sized private U.S. businesses that meet certain criteria, including some but not necessarily all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity positions, if any. We anticipate that liquidity in our equity position will be achieved through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants. However, there can be no assurance that we will always have these rights. We lend to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control. We invest either by ourselves or jointly with other funds or management of the borrower, depending on the opportunity. If we are participating in an investment with one or more co-investors, our investment is likely to be smaller than if we were to investing alone. Our loans typically range from $5 million to $20 million and generally mature in no more than seven years.

We expect that our target portfolio over time will primarily include the following three categories of investments in private U.S. companies:

•

Senior Loans. We seek to invest a portion of our assets in senior notes of borrowers. Using its assets as collateral, the borrower typically uses senior notes to cover a substantial portion of the funding needed to operate. The collateral usually takes the form of first priority liens on the assets of the portfolio company. Senior lenders are exposed to the least risk of all providers of debt because they command a senior position with respect to scheduled interest and principal payments and assets of the borrower. However, unlike senior subordinated lenders, these senior lenders typically do not receive any stock, warrants to purchase stock of the borrowers or other yield enhancements. As such, they generally do not participate in the equity appreciation of the value of the business. Senior notes may include revolving lines of credit, senior term loans, senior syndicated loans and senior last-out tranche loans and generally are at variable interest rates in relation to the London Interbank Offered Rate (“LIBOR”). These loans typically are structured with interest rate floors to protect against declining interest rates.

•

Senior Subordinated Loans. We seek to invest a portion of our assets in senior subordinated notes, which include second lien notes. Holders of senior subordinated notes, which are typically unsecured, are subordinated to the rights of holders of senior debt in their right to receive principal and interest payments or, in the case of last out tranches of senior debt, liquidation proceeds from the borrower. As a result, senior subordinated notes are riskier than senior notes. Although such loans are sometimes secured by significant collateral (assets of the borrower), the lender is largely dependent on the borrower’s cash flow for repayment. Additionally, lenders may receive warrants to acquire shares of stock in borrowers or other yield enhancements in connection with these loans. Senior subordinated notes include second lien loans and syndicated second lien loans. We typically structure these senior subordinated loans with variable interest rates in relation to the LIBOR with interest rate floors to protect against declining interest rates.

•

Junior Subordinated Loans: We also seek to invest a small portion of our assets in junior subordinated notes, which include mezzanine notes. Holders of junior subordinated notes are subordinated to the rights of the holders of senior debt and senior subordinated debt in their rights to receive principal and interest payments from the borrower and the assets of the borrower. The risk profile of junior subordinated notes is high, which permits the junior subordinated lender to obtain higher variable interest rates and more equity and equity-like compensation.

•

Preferred and Common Equity/Equivalents: While not a primary focus of our investment portfolio strategy, from time to time we also receive yield enhancements in connection with some of our loans, which include warrants to purchase stock or success fees. A portion of our portfolio consists of equity investments that were part of a larger initial investment in a private company. Additionally, we also have equity investments derived from restructurings on some of our investments.

Because the majority of the loans in our portfolio consist of term debt of private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. Investors should assume that these loans would be rates below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds and may be considered high risk as compared to investment-grade debt instruments.

Investment Concentrations

As of March 31, 2012, our portfolio consisted of loans to 55 companies in 26 states in 23 different industries with an aggregate fair value of $288.2 million. As of March 31, 2012, there were 24 syndicated investments totaling $96.7 million at cost and $96.8 million at fair value, or 25.9% and 33.6% of the total aggregate portfolio, respectively. Since our initial public offering in 2001, we have invested in over 155 different companies, while making over 104 consecutive distributions to common stockholders.

As of March 31, 2012, approximately 62.5% of the aggregate fair value of our portfolio was comprised of senior term debt, 33.2% was senior subordinated term debt and 4.3% was in equity securities. The following table outlines our investments by security type as of March 31, 2012 and September 30, 2011:

(Dollars in thousands)	March 31, 2012		September 30, 2011
	Cost	Fair Value	Cost	Fair Value
Senior term debt	$249,904	$180,000	$266,491	$200,145
Senior subordinated term debt	112,272	95,697	107,140	92,148
Common equity/equivalents	6,264	11,875	7,999	10,088
Preferred equity	4,520	595	1,185	566

Total investments	$372,960	$288,167	$382,815	$302,947

Investments at fair value consisted of the following industry classifications at March 31, 2012 and September 30, 2011:

(Dollars in thousands)	March 31, 2012			September 30, 2011
Industry Classification	Fair Value	Percentage of Total Investments		Fair Value	Percentage of Total Investments
Electronics	$53,484	18.6%		$45,752	15.1%
Mining, steel, iron & non-precious metals	32,063	11.1		33,734	11.1
Healthcare, education & childcare	30,034	10.4		34,106	11.3
Automobile	26,725	9.3		25,768	8.5
Broadcast (TV & radio)	20,420	7.1		28,194	9.3
Retail stores	19,340	6.7		19,340	6.4
Aerospace & defense	15,212	5.3		10,003	3.3
Printing & publishing	12,923	4.5		17,623	5.8
Textiles & leather	9,801	3.4		9,626	3.2
Personal & non-durable consumer products	8,582	3.0		6,962	2.3
Personal, food and miscellaneous services	7,915	2.7		7,635	2.5
Machinery	7,664	2.7		8,696	2.9
Beverage, food & tobacco	7,295	2.5		7,332	2.4
Diversified/conglomerate manufacturing	7,251	2.5		8,790	2.9
Buildings & real estate	6,557	2.3		10,275	3.4
Leisure, amusement, movies & entertainment	6,054	2.1		6,607	2.2
Diversified/conglomerate service	3,990	1.4		3,810	1.3
Home & office furnishings	3,952	1.4		9,715	3.2
Diversified natural resources, precious metals & minerals	2,993	1.0		3,054	1.0
Other (A)	5,912	2.0		5,925	1.9

Total investments	$288,167	100.	%	$302,947	100.0%

(A)	No individual industry within this category exceeds 1%.

The investments at fair value were included in the following geographic regions of the United States at March 31, 2012 and September 30, 2011:

(Dollars in thousands)	March 31, 2012		September 30, 2011
Geographic Region	Fair Value	Percentage of Total Investments	Fair Value	Percent of Total Investments
Midwest	$133,425	46.3%	$144,292	47.6%
West	76,264	26.5	70,862	23.4
South	45,234	15.7	52,265	17.3
Northeast	25,764	8.9	28,158	9.3
Other	7,480	2.6	7,370	2.4

Total Investments	$288,167	100.0%	$302,947	100.0%

The geographic region reflects the location of the headquarters for our portfolio companies. A portfolio company may have a number of other business locations in other geographic regions.

Our Investment Adviser and Administrator

Gladstone Management Corporation (our “Adviser”) is our affiliate, investment adviser, and a privately-held company led by a management team which has extensive experience in our lines of business. Our Adviser’s affiliate, a privately-held company, Gladstone Administration, LLC (our “Administrator”), employs our chief financial officer and treasurer, chief accounting officer, chief compliance officer, internal legal counsel and their respective staffs. Excluding our chief financial officer, all of our executive officers serve as directors or executive officers, or both, of the following of our affiliates: Gladstone Commercial Corporation (“Gladstone Commercial”), a publicly-traded real estate investment trust; Gladstone Investment Corporation (“Gladstone Investment”), a publicly-traded BDC and RIC; our Adviser; and our Administrator.

Our Adviser and Administrator also provide investment advisory and administrative services, respectively, to certain of our affiliates, including, but not limited to, Gladstone Commercial; Gladstone Investment; Gladstone Partners Fund, L.P. (“Gladstone Partners”), a private partnership fund formed primarily to co-invest with us and Gladstone Investment; Gladstone Land Corporation, a private agricultural real estate company owned by David Gladstone, our chairman and chief executive officer; and Gladstone Lending Corporation (“Gladstone Lending”), a private corporation that was formed to primarily invest in first and second lien term loans that has filed a registration statement on Form N-2 with the Securities and Exchange Commission (the “SEC”), but which has not yet commenced operations. Our Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds and companies, both public and private.

We have been externally managed by our Adviser pursuant to an investment advisory agreement since October 1, 2004. Our Adviser was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Our Adviser is headquartered in McLean, Virginia, a suburb of Washington, D.C., and also has offices in several other states.

Corporate Information

Our executive offices are located at 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102 and our telephone number is (703) 287-5800. Our corporate website is located at www.gladstonecapital.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Our Investment Strategy

Our strategy is to make loans at favorable interest rates to small and medium-sized businesses. Our Adviser uses the loan referral networks of Mr. David Gladstone, our chairman and chief executive officer, Mr. Terry Brubaker, our vice chairman, chief operating officer and secretary, and Mr. George Stelljes III, our president and chief investment officer, and of its managing directors to identify and make senior and subordinated loans to borrowers that need funds to finance growth, restructure their balance sheets or effect a change of control. We believe that our business strategy will enable us to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes of established private businesses that are backed by leveraged buyout funds, venture capital funds or others. In addition, from time to time we might acquire existing loans that meet this profile from leveraged buyout funds, venture capital funds and others. We also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we might receive when we make loans.

We target small and medium-sized private businesses that meet certain criteria, including some but not necessarily all of the following: the potential for growth in cash flow, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, profitable operations based on the borrower’s cash flow, reasonable capitalization of the borrower (usually by leveraged buyout funds or venture capital funds) and the potential to realize appreciation and gain liquidity in our equity position, if any. We may achieve liquidity in an equity position through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants, although we cannot assure you that we will always have these rights. We can also achieve a similar effect by requiring the borrower to pay us conditional interest, which we refer to as a success fee, upon the occurrence of certain events.

Success fees are dependent upon the success of the borrower and the occurrence of a triggering event, and are paid in lieu of warrants to purchase common stock of the borrower.

Investment Process

Overview of Investment and Approval Process

To originate investments, our Adviser’s investment professionals use an extensive referral network comprised primarily of venture capitalists, leveraged buyout funds, investment bankers, attorneys, accountants, commercial bankers and business brokers. Our Adviser’s investment professionals review informational packages from these and other sources in search of potential financing opportunities. If a potential opportunity matches our investment objectives, the investment professionals will seek an initial screening of the opportunity from our Adviser’s investment committee which is composed of Messrs. Gladstone, Brubaker and Stelljes. If the prospective portfolio company passes this initial screening, the investment professionals conduct a due diligence investigation and create a detailed profile summarizing the prospective portfolio company’s historical financial statements, industry and management team and analyzing its conformity to our general investment criteria. The investment professionals then present this profile to our Adviser’s investment committee, which must approve each investment. Further, each financing is available for review by the members of our Board of Directors, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act.

Prospective Portfolio Company Characteristics

We have identified certain characteristics that we believe are important in identifying and investing in prospective portfolio companies. The criteria listed below provide general guidelines for our investment decisions, although not all of these criteria may be met by each portfolio company.

•

Value-and-Income Orientation and Positive Cash Flow. Our investment philosophy places a premium on fundamental analysis from an investor’s perspective and has a distinct value-and-income orientation. In seeking value, we focus on companies in which we can invest at relatively low multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”), and that have positive operating cash flow at the time of investment. In seeking income, we seek to invest in companies that generate relatively stable and high percentage of sales and cash flow to provide some assurance that they will be able to service their debt and pay any required distributions on preferred stock. Typically, we do not expect to invest in start-up companies or companies with speculative business plans.

•

Experienced Management. We generally require that our portfolio companies have experienced management teams. We also require the portfolio companies to have in place proper incentives to induce management to succeed and act in concert with our interests as investors, including having significant equity or other interests in the financial performance of their companies.

•

Strong Competitive Position in an Industry. We seek to invest in target companies that have developed strong market positions within their respective markets and that we believe are well-positioned to capitalize on growth opportunities. We seek companies that demonstrate significant competitive advantages versus their competitors, which we believe will help to protect their market positions and profitability.

•

Exit Strategy. We seek to invest in companies that we believe will provide a stable stream of earnings and cash flow that is sufficient to repay the loans we make to them and to reinvest in their respective businesses. We expect that such internally generated cash flow, which will allow our portfolio companies to pay interest on, and repay the principal of, our investments, will be a key means by which we exit from our investments over time. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive possibilities for capital appreciation on any equity interests we may obtain or retain. These capital appreciation possibilities include strategic acquisitions by other industry participants or financial buyers, initial public offerings of common stock, or other capital market transactions.

Liquidation Value of Assets. The prospective liquidation value of the assets, if any, collateralizing loans in which we invest is an important factor in our investment analysis. We emphasize both tangible assets, such as accounts receivable, inventory, equipment, and real estate and intangible assets, such as intellectual property, customer lists, networks, databases, although the relative weight we place on these assets will vary by company and industry.

Extensive Due Diligence

Our Adviser conducts what we believe are extensive due diligence investigations of our prospective portfolio companies and investment opportunities. The due diligence investigation may begin with a review of publicly available information and will generally include some or all of the following:

•	a review of the prospective portfolio company’s historical and projected financial information;

•	visits to the prospective portfolio company’s business site(s);

•	interviews with the prospective portfolio company’s management, employees, customers and vendors;

•	review of loan documents;

•	background checks on the prospective portfolio company’s management team; and

•	research on the prospective portfolio company’s products, services or particular industry.

Upon completion of a due diligence investigation and a decision to proceed with an investment, our Adviser’s investment professionals who have primary responsibility for the investment present the investment opportunity to our Adviser’s investment committee. The investment committee determines whether to pursue the potential investment. Additional due diligence of a potential investment may be conducted on our behalf by attorneys and independent accountants, as well as other outside advisers, prior to the closing of the investment, as appropriate.

We also rely on the long-term relationships that our Adviser’s investment professionals have with venture capitalists, leveraged buyout funds, investment bankers, commercial bankers, private equity sponsors, and business brokers. In addition, the extensive direct experience of our executive officers and managing directors in the operations of and providing debt and equity capital to small and medium-sized private businesses plays a significant role in our investment evaluation and assessment of risk.

Investment Structure

Once we have determined that a prospective acquisition, buyout or recapitalization meets our standards and investment criteria, we work with the management of that company and other capital providers to structure the transaction in a way that we believe will provide us with the greatest opportunity to maximize our return on the investment, while appropriately incentivizing company management. As discussed above, the capital classes through which we typically structure a deal include subordinated and mezzanine debt, senior secured debt and preferred and common equity. Through our risk management process, we seek to limit the downside risk of our investments by:

•	making investments with an expected total return (including both interest and potential equity appreciation) that we believe compensates us for the credit risk of the investment;

•	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

•	incorporating put rights and call protection into the investment structure where possible; and

•

negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility as possible in managing their businesses, consistent with the preservation of our capital.

We expect to hold most of our investments in subordinated debt, mezzanine debt or equity interests until maturity or repayment, but may sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company or, in the case of an equity investment in a company, its initial public offering.

Hedging Strategies

Although it has not yet happened, nor do we expect it to happen in the near future, if one of our portfolio companies goes public, we may undertake hedging strategies with regard to any equity interests that we may have in that company. We may mitigate risks associated with the volatility of publicly-traded securities by, for example, selling securities short or writing or buying call or put options. Hedging against a decline in the value of such investments in public companies would not eliminate fluctuations in the values of such investments or prevent losses if the values of such investments decline, but would establish or enhance a hedging strategy to seek to protect our investment in such securities. Therefore, by engaging in hedging transactions, we seek to moderate the decline in the value of our hedged investments in public companies. However, such hedging transactions would also limit our opportunity to gain from an increase in the value of our investment in the public company. In the future, we may enter into hedging transactions, such as interest rate cap agreements, in connection with the borrowings that we make under our line of credit. We currently do not hold any interest rate cap agreements, although we have done so in the past. Hedging strategies can pose risks to us and our stockholders; however we believe that such activities are manageable because they will be limited to only a portion of our portfolio.

Section 12(a)(3) of the 1940 Act prohibits us from effecting a short sale of any security “in contravention of such rules and regulations or orders as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors . . .” However, to date, the SEC has not promulgated regulations under this statute. It is possible that such regulations could be promulgated in the future in a way that would require us to change any hedging strategies that we may adopt. In addition, our ability to engage in short sales may be limited by the 1940 Act’s leverage limitations. We will only engage in hedging activities in compliance with applicable laws and regulations.

Competitive Advantages

A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized privately-owned businesses. Such competitors include private equity funds, leveraged buyout funds, venture capital funds, investment banks and other equity and non-equity based investment funds, and other financing sources, including traditional financial services companies such as commercial banks. Many of our competitors are substantially larger than we are and have considerably greater funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many of these competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. However, we believe that we have the following competitive advantages over other providers of financing to small and mid-sized businesses.

Management Expertise

David Gladstone, our chairman and chief executive officer, is also the chairman and chief executive officer of our Adviser and certain of its affiliated companies, (the “Gladstone Companies”), and has been involved in all aspects of the Gladstone Companies’ investment activities, including serving as a member of our Adviser’s investment committee. Terry Lee Brubaker is our vice chairman, chief operating officer and secretary, and has substantial experience in acquisitions and operations of companies. George Stelljes III is our president and chief investment officer and has extensive experience in leveraged finance. Messrs. Gladstone, Brubaker and Stelljes have principal management responsibility for our Adviser constituting the majority of its senior executive officers. These individuals dedicate a significant portion of their time to managing our investment portfolio. Our senior management has extensive experience providing capital to small and mid-sized companies and has worked together for more than 10 years. In addition, we have access to the resources and expertise of our Adviser’s investment professionals and supporting staff who possess a broad range of transactional, financial, managerial and investment skills.

Increased Access to Investment Opportunities Developed Through Proprietary Research Capability and an Extensive Network of Contacts

Our Adviser seeks to identify potential investments both through active origination and due diligence and through its dialogue with numerous management teams, members of the financial community and potential corporate partners with whom our Adviser’s investment professionals have long-term relationships. We believe that our Adviser’s investment professionals have developed a broad network of contacts within the investment, commercial banking, private equity and investment management communities, and that their reputation in investment management enables us to identify well-positioned prospective portfolio companies which provide attractive investment opportunities. Additionally, our Adviser expects to generate information from its professionals’ network of accountants, consultants, lawyers and management teams of portfolio companies and other companies.

Disciplined, Value and Income-Oriented Investment Philosophy with a Focus on Preservation of Capital

In making its investment decisions, our Adviser focuses on the risk and reward profile of each prospective portfolio company, seeking to minimize the risk of capital loss without foregoing the potential for capital appreciation. We expect our Adviser to use the same value and income-oriented investment philosophy that its professionals use in the management of the other Gladstone Companies and to commit resources to management of downside exposure. Our Adviser’s approach seeks to reduce our risk in investments by using some or all of the following approaches:

•	focusing on companies with good market positions and good cash flow;

•	investing in businesses with experienced and established management teams;

•	engaging in extensive due diligence from the perspective of a long-term investor;

•	investing at low price-to-cash flow multiples; and

•	adopting flexible transaction structures by drawing on the experience of the investment professionals of our Adviser and its affiliates.

Longer Investment Horizon with Attractive Publicly-traded Model

Unlike private equity and venture capital funds that are typically organized as finite-life partnerships, we are not subject to standard periodic capital return requirements. The partnership agreements of most private equity and venture capital funds typically provide that these funds may only invest investors’ capital once and must return all capital and realized gains to investors within a finite time period, often seven to ten years. These provisions often force private equity and venture capital funds to seek returns on their investments by causing their portfolio companies to pursue mergers, public equity offerings, or other liquidity events more quickly than might otherwise be optimal or desirable, potentially resulting in both a lower overall return to investors and an adverse impact on their portfolio companies. We believe that our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment vehicles provides us with the opportunity to achieve greater long-term returns on invested capital.

Flexible Transaction Structuring

We believe our management team’s broad expertise and its ability to draw upon many years of combined experience enables our Adviser to identify, assess, and structure investments successfully across all levels of a company’s capital structure and manage potential risk and return at all stages of the economic cycle. We are not subject to many of the regulatory limitations that govern traditional lending institutions such as banks. As a result, we are flexible in selecting and structuring investments, adjusting investment criteria and transaction structures, and, in some cases, the types of securities in which we invest. We believe that this approach enables our Adviser to identify attractive investment opportunities that will continue to generate current income and capital gain potential throughout the economic cycle, including during turbulent periods in the capital markets. One example of our flexibility is our ability to exchange our publicly-traded stock for the stock of an acquisition target in a tax-free reorganization under the Code. After completing an acquisition in such an exchange, we can restructure the capital of the small company to include senior and subordinated debt.

Leverage

For the purpose of making investments and to take advantage of favorable interest rates, we may issue senior securities up to the maximum amount permitted by the 1940 Act. The 1940 Act currently permits us to issue senior securities representing indebtedness and senior securities that are stock, to which we refer collectively as “Senior Securities,” in amounts such that our asset coverage, as defined in Section 18(h) of the 1940 Act, is at least 200% immediately after each issuance of Senior Securities. We may also incur indebtedness to repurchase our common stock. As a result of incurring indebtedness generally (for example, through our Credit Facility) or issuing senior securities representing indebtedness, we are exposed to the risks of leverage. Although borrowing money for investments increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of our common stock to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds.

Our Board of Directors is authorized to provide for the issuance of Senior Securities with such preferences, powers, rights and privileges as it deems appropriate, subject to the requirements of the 1940 Act. See “—Regulation as a BDC—Asset Coverage” for a discussion of our leveraging constraints.

In addition, our ability to pay dividends or distributions (other than dividends payable in our stock) to holders of any class of our capital stock would be restricted if our senior securities representing indebtedness fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). The 1940 Act does not apply this limitation to privately arranged debt that is not intended to be publicly distributed, unless this limitation is specifically negotiated by the lender. In addition, our ability to pay dividends or distributions (other than dividends payable in our common stock) to our common stockholders would be restricted if our senior securities that are stock fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). If the value of our assets declines, we might be unable to satisfy these asset coverage requirements. To satisfy the 200% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering expenses will not be available for distributions to our stockholders. If we are unable to regain asset coverage through these methods, we may be forced to suspend the payment of such dividends.

In November 2011, we completed a public offering of an aggregate of approximately 1.5 million shares of 7.125% Series 2016 Term Preferred Stock, par value $0.001 per share, at a public offering price of $25.00 per share. The Series 2016 Term Preferred Stock has an aggregate liquidation preference of $38.5 million, which we have recorded as a liability in accordance with the U.S. generally accepted accounting principles and as such will affect our asset coverage, exposing us to additional leverage risks. For a further discussion of the terms of our Series 2016 Term Preferred Stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Ongoing Relationships with and Monitoring of Portfolio Companies

Our Adviser’s investment professionals actively oversee each investment by continuously evaluating the portfolio company’s performance and working collaboratively with the portfolio company’s management to identify and incorporate best resources and practices that help us achieve our investment expectations.

Monitoring

Our Adviser’s investment professionals monitor the financial performance, trends, and changing risks of each portfolio company on an ongoing basis to determine if each company is performing within expectations and to guide the portfolio company’s management in taking the appropriate courses of action. Our Adviser employs various methods of evaluating and monitoring the performance of our investments in portfolio companies, which may include the following:

•	Monthly analysis of financial and operating performance;

•	Assessment of the portfolio company’s performance against its business plan and our investment expectations;

•	Assessment of the investment’s risks;

•	Participation in the portfolio company’s board of directors or management meetings;

•	Assessment of portfolio company management, sponsor, governance and strategic direction;

•	Assessment of the portfolio company’s industry and competitive environment; and

•	Review and assessment of the portfolio company’s operating outlook and financial projections.

Relationship Management

Our Adviser’s investment professionals interact with various parties involved with a portfolio company, or investment, by actively engaging with internal and external constituents, including:

•	Management;

•	Boards of directors;

•	Financial sponsors;

•	Capital partners; and

•	Advisers and consultants.

Managerial Assistance and Services

As a BDC, we make available significant managerial assistance to our portfolio companies and may provide other services to such portfolio companies. Neither we nor our Adviser currently receives fees in connection with the managerial assistance we make available. At times, our Adviser provides other services to certain of our portfolio companies and it receives fees for these other services with 50% of certain of these fees, and 100% of others, credited against the base management fee that we would otherwise be required to pay to our Adviser.

In April 2011, Gladstone Securities started providing other services (such as investment banking and due diligence services) to certain of our portfolio companies. The fees the portfolio companies paid to Gladstone Securities do not impact the overall fees we pay to our Adviser or the overall fees credited against the base management fee.

Valuation Process

The following is a general description of the steps we take each quarter to determine the value of our investment portfolio. We value our investments in accordance with the requirements of the 1940 Act. We value securities for which market quotations are readily available at their market value. We value all other securities and assets at fair value as determined in good faith by our Board of Directors. In determining the value of our investments, our Adviser has established an investment valuation policy (the “Policy”). The Policy has been approved by our Board of Directors and each quarter the Board of Directors reviews whether our Adviser has applied the Policy consistently and votes whether or not to accept the recommended valuation of our investment portfolio. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been obtained had a ready market for the securities existed. Investments for which market quotations are readily available are recorded in our financial statements at such market quotations. With respect to any investments for which market quotations are not readily available, we perform the following valuation process each quarter:

•	Our quarterly valuation process begins with each portfolio company or investment being initially assessed by our Adviser’s investment professionals responsible for the investment, using the Policy.

•

Preliminary valuation conclusions are then discussed with our management, and documented, along with any independent opinions of value provided by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”), for review by our Board of Directors.

•

Our Board of Directors reviews this documentation and discusses the information provided by our management, and the opinions of value provided by SPSE to arrive at a determination that the Policy has been followed for determining the aggregate fair value of our portfolio of investments.

Our valuation policies, procedures and processes are more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investment Valuation.”

Investment Advisory and Management Agreements

We are externally managed pursuant to contractual arrangements with our Adviser under which our Adviser and Administrator employ all of our personnel and pay our payroll, benefits and general expenses directly. In 2004, we entered into an investment advisory agreement with our Adviser (as amended, the “Advisory Agreement”), which is controlled by our chairman and chief executive officer. In accordance with the Advisory Agreement, we pay the Adviser fees as compensation for its services, consisting of a base management fee and an incentive fee. On July 12, 2011, our Board of Directors approved the renewal of the Advisory Agreement through August 31, 2012.

Base Management Fee

The base management fee is computed and payable quarterly and is assessed at an annual rate of 2.0% computed on the basis of the value of our average gross assets at the end of the two most recently completed quarters, which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. Overall, the base management fee cannot exceed 2.0% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year. In addition, the following three items are potential adjustments to the base management fee calculation.

•	Loan Servicing Fees

Our Adviser also services the loans held by our wholly-owned subsidiary, Business Loan, in return for which our Adviser generally receives a 1.5% annual fee based on the monthly aggregate outstanding balance of loans pledged under our line of credit. Since we own these loans, all loan servicing fees paid to our Adviser are treated as reductions directly against the 2.0% base management fee under the Advisory Agreement.

•	Portfolio Company Fees

Under the Advisory Agreement, our Adviser has also provided and continues to provide managerial assistance and other services to our portfolio companies and may receive fees for services other than managerial assistance with 50% of certain of these fees, and 100% of others, credited against the base management fee that we would otherwise be required to pay to our Adviser.

•	Senior Syndicated Loan Fee Waiver

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations, for the years ended September 30, 2011, 2010 and 2009 and also for the six months ended March 31, 2012 and 2011.

Incentive Fee

The incentive fee consists of two parts: an income-based incentive fee and a capital gains-based incentive fee. The income-based incentive fee rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets (the “hurdle rate”). We will pay the Adviser an income-based incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to income-based portion of incentive fee

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to our Adviser, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years. We have not incurred capital gains-based incentive fees from inception through September 30, 2011, as cumulative unrealized capital depreciation has exceeded cumulative realized capital gains net of cumulative realized capital losses.

Additionally, in accordance with accounting principles generally accepted in the U.S. (“GAAP”), we have not accrued a capital gains-based incentive fee since inception. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains-based incentive fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a period, then GAAP requires us to record a capital gains-based incentive fee equal to 20% of such amount, less the aggregate amount of actual capital gains-based incentive fees paid in all prior years. If such amount is negative, then there is no accrual for such year. GAAP requires that the capital gains-based incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains-based incentive fee would be payable if such unrealized capital appreciation were realized. In such instances, however, there could be no assurance that any such unrealized capital appreciation would be realized in the future.

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the income-based incentive fee to the extent net investment income did not cover 100% of the distributions to stockholders for the fiscal years ended September 30, 2011, 2010 and 2009. For the years ended September 30, 2011, 2010 and 2009, these credits totaled approximately $21,000, $165,000 and $3,326,000, respectively.

Administration Agreement

In 2004, we entered into an administration agreement with our Administrator (as amended, the “Administration Agreement”), whereby we pay separately for administrative services. The Administration Agreement provides for quarterly payments equal to our allocable portion of our Administrator’s overhead expenses in performing its obligations under the Administration Agreement, including, but not limited to, rent and salaries and benefits expenses of our chief financial officer, chief accounting officer, chief compliance officer, internal counsel and their respective staffs. Our allocable portion of expenses is generally derived by multiplying our Administrator’s total allocable expenses by the percentage of our total assets at the beginning of the quarter in comparison to the total assets at the beginning of the quarter of all companies managed by the Adviser under similar agreements. On July 12, 2011, our Board of Directors approved the renewal of the Administration Agreement through August 31, 2012.

Code of Ethics

We, our Adviser and our Administrator have each adopted a code of ethics and business conduct applicable to our officers, directors and all employees of our Adviser and our Administrator that complies with the guidelines set forth in Item 406 of Regulation S-K of the Securities Act. As required by the 1940 Act, this code establishes procedures for personal investments, restricts certain transactions by our personnel and requires the reporting of certain transactions and holdings by our personnel. A copy of this code is available for review, free of charge, at our website at www.gladstonecapital.com. We intend to provide any required disclosure of any amendments to or waivers of the provisions of this code by posting information regarding any such amendment or waiver to our website within four days of its effectiveness.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated a chief compliance officer, John Dellafiora, Jr., who also serves as chief compliance officer for our Adviser.

Competition

A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized privately-owned businesses. Such competitors include private equity funds, leveraged buyout funds, venture capital funds, investment banks and other equity and non-equity based investment funds, and other financing sources, including traditional financial services companies such as commercial banks. Many of our competitors are substantially larger than we are and have considerably greater funding sources that are not available to us. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many of these competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. There is no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. In addition, because of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and there can be no assurance that we will be able to identify and make investments that satisfy our investment objective or that we will be able to meet our investment goals. Recently we have seen an increase in our competition such that terms and rates for proposed loans have been reduced. However, we believe that our extensive loan referral network and flexible transaction structuring enable us to compete effectively for opportunities in the current market environment.

Staffing

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of our Adviser and our Administrator pursuant to the terms of the Advisory Agreement and the Administration Agreement, respectively. Excluding our chief financial officer, each of our executive officers is an employee or officer, or both, of our Adviser and our Administrator. No employee of our Adviser or our Administrator will dedicate all of his or her time to us. However, we expect that 25-30 full time employees of our Adviser and our Administrator will spend substantial time on our matters during the remainder of calendar year 2011 and all of calendar year 2012. To the extent we acquire more investments, we anticipate that the number of employees of our Adviser and our Administrator who devote time to our matters will increase.

As of May 31, 2012, our Adviser and our Administrator collectively had 56 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of Individuals	Functional Area
9	Executive Management
33	Investment Management, Portfolio Management and Due Diligence
14	Administration, Accounting, Compliance, Human Resources, Legal and Treasury

Properties

We do not own any real estate or other physical properties materially important to our operations. Our Adviser is the current leaseholder of all properties in which we operate. We occupy these premises pursuant to our Advisory and Administration Agreements with our Adviser and Administrator, respectively. Our Adviser and Administrator are both headquartered in McLean, Virginia and our Adviser also has offices in several other states.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us.

PORTFOLIO COMPANIES

The following table sets forth certain information as of March 31, 2012, regarding each portfolio company in which we had a debt or equity security as of such date. All such investments have been made in accordance with our investment policies and procedures described in this prospectus.

(Dollars in thousands)
Company	Industry	Investment	% of Class Held on Fully Diluted Basis	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS

Non-syndicated Loans:

Access Television Network, Inc. 2600 Michelson Drive, Ste 1650 Irvine, California 91612	Service-cable airtime (infomercials)	Senior Term Debt		$903	$—

Allison Publications, LLC 4311 Oak Lawn, Suite 100 Dallas, Texas 75219	Service-publisher of consumer oriented Magazines	Senior Term Debt		8,171	7,674

BAS Broadcasting 905 West State St. Fremont, OH 43420	Service-radio station operator	Senior Term Debt		7,465	4,106

Chinese Yellow Pages Company 9550 Flair Drive Suite 200 El Monte, CA 91731	Service-publisher of Chinese language directories	Line of Credit Senior Term Debt		450	270
				78	47

CMI Acquisition, LLC 4211 E. 43rd St. Place Kearney, NE 68848	Service-recycling	Senior Subordinated Term Debt		14,265	14,194

FedCap Partners, LLC 11951 Freedom Drive, 13th Fl Reston, VA 20190	Private equity fund	Class A Membership Units Uncalled Capital Commitment	6.7%	1,200	1,153

GFRC Holdings, LLC 3615 Miller Park Dr. Garland, TX 75042	Manufacturing-glass-fiber reinforced concrete	Senior Term Debt		5,324	2,928
		Senior Subordinated Term Debt		6,598	3,629

Heartland Communications Group 909 North Railroad Eagle River, WI 54521	Service-radio station operator	Line of Credit		100	35
		Line of Credit		45	16
		Senior Term Debt		4,325	1,520
		Common Stock Warrants	8.8%	66	—

Company	Industry	Investment	% of Class Held on Fully Diluted Basis	Cost	Fair Value
International Junior Golf Training Acquisition Company 58 Hospital Center Common Hilton Head, SC 29926	Service-golf training	Line of Credit		$2,125	$1,424
		Senior Term Debt		661	443
		Senior Term Debt		2,500	1,675

Legend Communications of Wyoming, LLC 6805 Douglas Legum Dr, Ste 100 Elkridge, MD 21075	Service-operator of radio stations	Senior Term Debt		9,203	4,785

North American Aircraft Services, LLC 11502 Jones Maltsberger San Antonio, TX 78216	Service - repairs and maintains aircraft fuel tanks and fuel systems	Line of Credit		1,250	1,238
		Senior Term Debt		4,767	4,719
		Senior Subordinated Term Debt		4,750	4,703
		Senior Subordinated Term Debt		2,820	2,792
		Common Stock Warrants	5.8%	350	608

Northstar Broadband, LLC 3660 East Covington Ave suite C Post Falls, ID 83854	Service-cable TV franchise owner	Senior Term Debt		44	42

Ohana Media Group 833 Gambell Street Anchorage, AK 99501	Service - AM/FM radio broadcast	Senor Term Debt		1,590	1,447

Precision Acquisition Group Holdings, Inc. 435 Burt Street Sistersville, WV 26175	Manufacturing-consumable components for the Aluminum industry	Equipment Note		1,000	835
		Senior Term Debt		4,125	3,444
		Senior Term Debt		4,053	3,384

PROFIT Systems Acquisition Co. 422 E. Vermijo Ave, Suite 100 Colorado Springs, CO 80903	Service-design and develop ERP Software	Line of Credit		—	—
		Senior Term Debt		2,850	2,708

Reliable Biopharmaceutical Holdings, Inc. 1945 Walton Rd. St. Louis, MO 63114	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit		3,500	3,316
		Mortgage Note		7,121	6,747
		Senior Term Debt		11,513	10,908
		Senior Subordinated Term Debt		6,000	5,685
		Common Stock Warrants	6.7%	209	736

Company	Industry	Investment	% of Class Held on Fully Diluted Basis	Cost	Fair Value

Saunders & Associates 2520 East Rose Garden Ln. Phoenix, AZ 85050	Manufacturing-equipment provider for frequency control devices	Line of Credit		$—	$—
		Senior Term Debt		8,947	8,052

Sunburst Media - Louisiana, LLC 300 Crescent Court, Suite 850 Dallas, Texas 75201	Service-radio station operator	Senior Term Debt		6,000	2,400

Thibaut Acquisition Co. 480 Frelinghuysen Avenue Newark, NJ 07114	Service-design and distribute wall covering	Line of Credit		750	737
		Senior Term Debt		287	282
		Senior Term Debt		3,000	2,933

Westlake Hardware, Inc. 14000 Marshall Dr. Lenexa, KS 66215	Retail-hardware and variety	Senior Subordinated Term Debt		12,000	11,640
		Senior Subordinated Term Debt		8,000	7,700

Westland Technologies, Inc. 107 S Riverside Dr Modesto, CA 95354	Service-diversified conglomerate	Line of Credit		—	—
		Senior Term Debt		1,850	1,804
		Senior Term Debt		4,000	3,900
		Common Stock Warrants	4.9%	350	279

Winchester Electronics 62 Barnes Industrial Road North Wallingford, CT 06492	Manufacturing-high bandwidth connectors and cables	Senior Term Debt		1,250	1,244
		Senior Term Debt		1,669	1,656
		Senior Subordinated Term Debt		9,750	9,628

Subtotal – Non-syndicated loans				$177,274	$149,466

Syndicated Loans:

Airvana Network Solutions, Inc. 19 Alpha Road, Chelmsford, MA 01824	Service- telecommunications	Senior Term Debt		$3,827	$3,732

Allied Security Holdings, LLC 161 Washington Street Eight Tower Bridge,Suite 600 Conshocken, PA 19428	Service-contract security officer providers	Senior Subordinated Term Debt		991	1,003

Company	Industry	Investment	% of Class Held on Fully Diluted Basis	Cost	Fair Value
Allied Specialty Vehicles, Inc. 2778 N. Forsyth Road Winter Park, FL 32792	Manufacturing-specialty vehicles	Senior Term Debt		$9,735	$9,702
Ameriqual Group, LLC 18200 Highway 41 North Evansville, IN 47725	Manufacturing-production and distribution of food products	Senior Term Debt		7,319	7,295
Applied Systems, Inc. 200 Applied Parkway, University Park, IL 60466	Software for property & casualty insurance industry	Senior Subordinated Term Debt		992	998
Ascend Learning, LLC 7500 West 160th Street, Stillwell, KS 66085	Service-technology-based learning solutions	Senior Subordinated Term Debt		974	1,010
Attachmate Corporate 1500 Dexter Ave N Seattle, WA 98109	Service-develops, implements and supports software	Senior Subordinated Term Debt		3,965	3,990
Autoparts Holdings Limited 39 Old Ridgebury Rd Danbury, CT 06810	Supplier to the light and heavy-duty vehicle after market for replacement parts	Senior Term Debt		995	983
Blue Coat Systems, Inc. 420 North Mary Avenue Sunnyvale, CA 94086	Provider of Internet security and network Acceleration appliances	Senior Subordinated Term Debt		8,497	8,542
Covad Communications Group, Inc. 2220 O’Toole Avenue, San Jose, CA 95131	Service-telecommunications	Senior Term Debt		1,722	1,741
Global Brass and Copper, Inc. 1901 North Roselle Road, Suite 824 Schaumburg, IL 60195	Manufacturing - steel wool products and metal fibers	Senior Term Debt		2,886	2,993
HGI Holding, Inc 1810 Summit Commerce Park Twinsburg, OH 44087	Service - distributor of disposable medical products	Senior Term Debt		1,725	1,757
Hubbard Radio, LLC 3415 University Ave St. Paul, MN 55114	Service-radio station operator	Senior Subordinated Term Debt		495	506
Keypoint Government Solutions, Inc 1750 Foxtrail Drive Loveland, CO 80538	Service-security consulting services	Senior Term Debt		6,884	6,912
Mood Media Corporation 99 Sante Drive, Concord, ON, Canada L4K 3C4	Service-media and marketing solutions	Senior Term Debt		7,926	7,480

Company	Industry	Investment	% of Class Held on Fully Diluted Basis	Cost	Fair Value
National Surgical Hospitals, Inc. 250 South Wacker Drive, Suite 500 Chicago, IL 60606	Service-physician-partnered surgical facilities	Senior Term Debt		$1,652	$1,631

Sensus USA, Inc. 8601 Six Forks Road Raleigh, NC 27615	Service-provider of utility Communication services	Senior Term Debt		495	496

Springs Window Fashions, LLC 7549 Graber Road Middleton, WI 53562	Manufacturing-window coverings	Senior Term Debt		6,843	6,825

SRAM, LLC 1333 N. Kingsbury, 4th Floor Chicago, Illinois 60622	Manufacturing-premium bicycle components	Senior Term Debt		2,477	2,512

Targus Group International, Inc. 1211 North Miller Street Anaheim, CA 92806	Manufacturing-carrying cases and accessories for notebook computers	Senior Term Debt		9,752	9,801

Ulterra Drilling Technologies, LP 420 Throckmorton St, Suite 1110 Fort Worth, TX 76102	Manufacturing-oil field drill bits and slick- slip reduction tools	Senior Term Debt		1,891	1,915

Vision Solutions, Inc. 15300 Barranca Parkway Irvine, California 92618	Service-provider of information availability software	Senior Term Debt		10,921	10,670

Wall Street Systems Holdings, Inc. 1290 Avenue of the Americas New York, NY 10104	Service-software provider	Senior Term Debt		2,972	3,007

WP Evenflo Group Holdings, Inc. 707 Crossroads Court Vandalia, OH 45377	Manufacturing-infant and juvenile Products	Senior Term Debt		277	270
		Senior Preferred Equity	0.9%	333	440
		Junior Preferred Equity	4.4%	111	155
		Common Stock	0.8%	—	403

				96,657	96,769

Subtotal - Syndicated loans
Total Non-Control/Non-Affiliate Investments (represented 85.4% of total investments at fair value)				273,931	246,235

Company	Industry	Investment	% of Class Held on Fully Diluted Basis	Cost	Fair Value
CONTROL INVESTMENTS
BERTL, Inc. 200 Craig Road Manalapan, NJ 07726	Service-web-based evaluator of imaging products	Line of Credit		$1,358	$—
		Common Stock	88.3%	424	—

Defiance Integrated Technologies,Inc. 1090 Perry Street Defiance, OH 43512	Manufacturing-trucking parts	Senior Term Debt		7,345	7,345
		Common Stock	58.7%	1	8,696

Kansas Cable Holdings, Inc. PO Box 67235 Topeka, KS 66667	Service - cable, internet, voice provider	Line of Credit		662	5
		Senior Term Debt		1,444	11
		Senior Term Debt		1,000	8
		Common Stock	100.0%	—	—

Lindmark Acquisition, LLC 306 Lindmark Ave Purcell, OK 73080	Service-advertising	Senior Subordinated Term Debt		10,000	1,300
		Senior Subordinated Term Debt		2,000	260
		Senior Subordinated Term Debt		1,909	248
		Common Stock	100.0%	317	—

LocalTel, LLC 360 Merrimack Street, Suite 216 Lawrence, MA 01843	Service-yellow pages publishing	Line of credit		2,218	559
		Line of Credit		1,170	—
		Senior Term Debt		325	—
		Senior Term Debt		2,688	—
		Senior Term Debt		2,750	—
		Common Stock Warrants	40.0%	—	—

Midwest Metal Distribution, Inc. 6270 Van Buren Road Clinton, OH 44216	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt		18,267	17,870
		Common Stock	70.1%	138	—

Sunshine Media Holdings 735 Broad St, Suite 708 Chattanooga, TN 37402	Service-publisher regional B2B trade magazines	Line of credit		1,502	225
		Senior Term Debt		16,948	2,542
		Senior Term Debt		10,700	1,605
		Junior Preferred Equity	91.6%	4,075	—
		Common Stock	28.8%	740	—

U.S. Healthcare Communications,Inc. 318 Cleveland Ave., Unit 1 Highland Park, NJ 08904	Service-magazine publisher/operator	Line of credit		269	—
		Line of credit		450	—
		Common Stock	100.0%	2,470	—

Company	Industry	Investment	% of Class Held on Fully Diluted Basis	Cost	Fair Value
Viapack, Inc. 1224 S. Hamilton St Dalton, GA 30720	Manufacturing-polyethylene film	Line of Credit		$3,334	534
		Senior Real Estate Term Debt		600	96
		Senior Term Debt		3,925	628
		Preferred Equity	98.3%	—	—

Total Control Investments (represented 14.6% of total investments at fair value)				99,029	41,932

Total Investments				$372,960	$288,167

Significant Portfolio Companies

Set forth below is a brief description of each portfolio company in which we have made an investment that currently represents greater than 5% of our total assets at fair value (excluding cash pledged to creditors). Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

CMI Acquisition, LLC

We currently hold a senior subordinated term loan, having a fair value of $14.2 million as of March 31, 2012, of CMI Acquisition, LLC, which we refer to as CMI. The principal amount of the loan is $14.3 million, and the loan matures on December 31, 2016.

CMI is a full services scrap metals recycler and automobile shredder. CMI services mainly customers in Nebraska and surrounding states, within a close radius of its plants. Because of the relative size of this investment, we are significantly exposed to the risks associated with CMI’s business. CMI is exposed to risks related to the volatility of scrap steel prices specifically and the cyclicality of the steel and automobile industries in general. CMI is also exposed to environmental risks similar to companies in this type of industry.

CMI’s principal executive offices are located at 3440 15th Street East, Columbus, NE 68601.

Defiance Integrated Technologies, Inc.

We currently hold investments, having an aggregate fair value of $16.0 million as of March 31, 2012, in Defiance Integrated Technologies, Inc. and its subsidiaries, which we refer to collectively as Defiance. Our investments in Defiance consist of a senior term loan with a principal amount outstanding of $7.3 million, maturing April 15, 2013, and 15,500 shares of its common stock, which we purchased for $775.

Defiance is a leading manufacturer of axle nut and washer systems for heavy (Class 8) trucks and trailers in North America. Through an acquisition, Defiance expanded into the light truck and auto market segments. Their product offering includes a wheel bearing retainer nut, used primarily on light trucks, and brake cable tension limiters.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Defiance’s business. Defiance has been affected by the overall U.S. recession, specifically light and heavy duty truck production volume. There is risk in these markets as they are directly impacted by the consumer and industrial goods demand. Defiance, similar to other entities in these markets, is also exposed to the risk of increased raw material prices and manufacturing costs. In addition, Defiance’s financial results are correlated with the operations and production levels of the large domestic auto makers. In order to overcome these risks, Defiance will need to continue to diversify its revenue sources and maintain control over its costs.

One of our Adviser’s managing directors, Lud Kimbrough, and one of our Adviser’s directors, Michael Beckett, are directors on Defiance’s board. The principal executive offices of Defiance are located at 1090 Perry Street, Defiance, Ohio 43512.

Francis Drilling Fluids, Ltd.

We currently hold a subordinated term loan in Francis Drilling Fluids, Ltd., having a value of $15.0 million. In addition we have a $1.0 million equity co-investment in the company. The loan matures on November 4, 2017.

FDF provides a logistics network of warehousing, transportation and energy field services that focus on fracturing materials required for high-pressure, fracture stimulation for horizontal oil and natural gas drilling. FDF offers customers a one-stop alternative for all of their drilling fluids, storage and transportation of hydraulic fracturing materials, equipment rental and cleaning service needs during every stage of the drilling process. Due to the relative size of this investment, we are significantly exposed to the risks associated with FDF’s business. FDF is exposed to risks related to the worldwide demand for oil and natural gas as well as environmental regulations similar to other companies in this industry.

FDF’s principal executive offices are located at 240 Jasmine Road, Crowley, LA 70526.

Midwest Metal Distribution, Inc.

We currently hold investments, having an aggregate fair value of $17.9 million as of March 31, 2012, in Midwest Metal Distribution, Inc., which we refer to as Midwest Metal. Our investments in Midwest Metal consist of a senior subordinated term loan with a principal amount outstanding of $18.3 million, maturing July 31, 2013 and 501 shares of common stock, which we purchased for $0.1 million.

Midwest Metal is a metal service center that supplies custom cut aluminum sheet, plate, bar/extrusions, angle as well as stainless steel. Midwest Metal has focused on serving customers in the Midwest and Great Lakes region that require small batches of custom cut metal, and Just-in-time (JIT) delivery service at competitive prices.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Midwest Metal’s business. Midwest Metal is exposed to commodity price risk in aluminum and stainless steel, which historically have been substantially more volatile during the past three years than in previous historical periods. Additionally, despite a diversified customer base, a significant percentage of sales are to customers in the auto industry, which has historically been volatile and has undergone significant changes during the recent recession. To overcome these risks, Midwest Metal management will need to execute on offering competitively priced metal enhanced by high value-added processing with a quick turnaround.

Our vice chairman and chief operating officer, Terry Lee Brubaker, one of our Adviser’s managing directors, Lud Kimbrough, and one of our Adviser’s associates, Christopher Lee, are directors of Midwest Metal. The principal executive offices of Midwest Metal are located at 6270 Van Buren Road, Clinton, Ohio 44216.

Reliable Biopharmaceutical Holdings, Inc.

We currently hold investments, having an aggregate fair value of $27.4 million as of March 31, 2012, in Reliable Biopharmaceutical Holdings, Inc. and its subsidiaries, which we refer to collectively as Reliable. Our investments in Reliable consist of a senior term last out tranche loan with a principal amount outstanding of $11.5 million, a senior subordinated term loan with a principal amount outstanding of $6.0 million, a mortgage note with a principal amount outstanding of $7.1 million, a revolving credit facility of $4.0 million, of which $0.7 million is currently undrawn, and a warrant to purchase 764 shares of common stock, which we purchased for $0.2 million. Each of the notes has a maturity date of December 22, 2014 and the revolving credit facility has a maturity date of January 30, 2013. Reliable, based in St. Louis, Missouri, develops and manufactures active pharmaceutical ingredients and high purity processing chemicals used in the manufacture of pharmaceuticals and biological products. Reliable’s products are the active ingredients for leading generic injectable drugs that treat cancer, heart disease, hypertension, anxiety and other serious illnesses.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Reliable’s business. In particular, Reliable is subject to regulation and approvals by the Food & Drug Administration, or FDA. Should Reliable fail to comply with FDA regulations, it could have a material adverse impact on Reliable and the value of our investment in Reliable.

Reliable’s principal executive offices are located at 1945 Walton Road, St. Louis, Missouri 63114.

Westlake Hardware, Inc.

We currently hold investments, having an aggregate fair value of $19.3 million as of March 31, 2012, in Westlake Hardware, Inc., which we refer to as Westlake. Our investments in Westlake consist of a senior subordinated term loan with a principal amount outstanding of $12.0 million and a senior subordinated term last out tranche loan with a principal amount outstanding of $8.0 million, both maturing on January 6, 2014.

Westlake is a business with a 100-year history as a retailer of home hardware. Westlake is the largest member of the ACE Hardware Corporation buying cooperative. Westlake operates more than 85 retail locations, averaging 20,000 square feet each, in seven Midwestern states that sell a variety of products and services to predominantly “do-it-yourself,” or DIY, customers and some professionals. Westlake has a strong brand name in the Midwest, gained by providing customers quality products, a broad selection and superior service in a neighborhood retail setting.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Westlake’s business. Big-box retailers dominate the home improvement market and have impacted Westlake’s revenue growth historically. There is a risk that they may change strategy and compete with stores like Westlake with smaller stores similar to Westlake. In fact, Big-box retailers have been doing this during the economic downturn, but Westlake has had some success repositioning itself as offering more knowledgeable staff (older and more experienced with more training) who can offer guidance on a range of home repairs and projects. Westlake plans on growing through infill store growth and positioning itself as the “neighborhood” store. Slowdown in the economy could reduce personal incomes, leading to lower retail hardware purchases if customers defer repairs.

The principal executive offices of Westlake are located at 14000 Marshall Drive, Lenexa, Kansas 66215.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of nine members, five of whom are not considered to be “interested persons” of Gladstone Capital as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers, who serve at the discretion of the Board of Directors.

Board of Directors

Under our articles of incorporation, our directors are divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three year term. Holders of our common stock and preferred stock vote together as a class for the election of directors, except that the holders of our term preferred stock have the sole right to elect two of our directors. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Information regarding our Board of Directors is as follows (the address for each director is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102):

Name	Age	Position	Director Since	Expiration of Term
Interested Directors
David Gladstone	70	Chairman of the Board and Chief	2001	2013
		Executive Officer(1)(2)
Terry L. Brubaker	68	Vice Chairman, Chief Operating Officer,	2001	2015
		Secretary and Director(1)(2)
George Stelljes III	50	President, Chief Investment Officer and	2003	2014
		Director(1)
David A. R. Dullum	64	Executive Vice President, Director(1)	2001	2015
Independent Directors
Anthony W. Parker	66	Director(2)(3)(6)	2001	2014
Michela A. English	62	Director(3)(6)	2002	2014
Paul W. Adelgren	69	Director(4)(5)(6)	2003	2013
John H. Outland	66	Director(4)(5)(6)	2003	2013
John Reilly	69	Director(3)(6)	2011	2015

(1)	Interested person as defined in Section 2(a)(19) of the 1940 Act due to the director’s position as our officer and/or employment by our Adviser.
(2)	Member of the executive committee.
(3)	Member of the audit committee.
(4)	Member of the ethics, nominating, and corporate governance committee.
(5)	Member of the compensation committee.
(6)	Each independent director serves as an alternate member of each committee for which they do not serve as a regular member. Messrs. Adelgren and Outland serve as alternate members of the audit committee; Messrs. Parker and Reilly and Ms. English serve as alternates on the compensation committee; and Messrs. Parker and Reilly and Ms. English serve as alternates on the ethics, nominating and corporate governance committee. Alternate members of the committees serve and participate in meetings of the committees only in the event of an absence of a regular member of the committee.

The biographical information for each of our directors, includes all of the public company directorships held by such directors for the past five years.

Independent Directors (in alphabetical order)

Paul W. Adelgren. Mr. Adelgren has served as a director since January 2003. Mr. Adelgren has also served as a director of Gladstone Commercial since August 2003 and a director of Gladstone Investment since June 2005. From 1997 to the present, Mr. Adelgren has served as the pastor of Missionary Alliance Church. From 1991 to 1997, Mr. Adelgren was pastor of New Life Alliance Church. From 1988 to 1991, Mr. Adelgren was vice president — finance and materials for Williams & Watts, Inc., a logistics management and procurement business located in Fairfield, NJ. Prior to joining Williams & Watts, Mr. Adelgren served in the United States Navy, where he served in a number of capacities, including as the director of the Strategic Submarine Support Department, as an executive officer at the Naval Supply Center, and as the director of the Joint Uniform Military Pay System. He is a retired Navy Captain. Mr. Adelgren holds an MBA from Harvard Business School and a BA from the University of Kansas. Mr. Adelgren was selected to serve as an independent director on our Board due to his strength and experience in ethics, which also led to his appointment to the chairmanship of our Ethics, Nominating & Corporate Governance Committee, as well as his past service on our Board since 2003.

Michela A. English. Ms. English has served as director since June 2002. Ms. English is President and CEO of Fight for Children, a non-profit charitable organization focused on providing high quality education and health care services to underserved youth in Washington, D.C. Ms. English has also been a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. From March 1996 to March 2004, Ms. English held several positions with Discovery Communications, Inc., including president of Discovery Consumer Products, president of Discovery Enterprises Worldwide and president of Discovery.com. From 1991 to 1996, Ms. English served as senior vice president of the National Geographic Society and was a member of the National Geographic Society’s Board of Trustees and Education Foundation Board. Prior to 1991, Ms. English served as vice president, corporate planning and business development for Marriott Corporation and as a senior engagement manager for McKinsey & Company. Ms. English currently serves as director of the Educational Testing Service (ETS), as a director of D.C. Preparatory Academy, a director of the District of Columbia Public Education Fund, a director of the National Women’s Health Resource Center, a trustee of the Corcoran Museum of Art, a director of the Society for Science and the Public and as a member of the Virginia Institute of Marine Science Council. Ms. English is an emeritus member of the board of Sweet Briar College. Ms. English holds a Bachelor of Arts in International Affairs from Sweet Briar College and a Master of Public and Private Management degree from Yale University’s School of Management. Ms. English was selected to serve as an independent director on our Board due to her greater than twenty years of senior management experience at various corporations and non-profit organizations as well as her past service on our Board since 2002.

John H. Outland. Mr. Outland has served as a director since December 2003. Mr. Outland has also served as a director of Gladstone Commercial since December 2003 and of Gladstone Investment since June 2005. From March 2004 to June 2006, he served as vice president of Genworth Financial, Inc. From 2002 to March 2004, Mr. Outland served as a managing director for 1789 Capital Advisors, where he provided market and transaction structure analysis and advice on a consulting basis for multifamily commercial mortgage purchase programs. From 1999 to 2001, Mr. Outland served as vice president of mortgage-backed securities at Financial Guaranty Insurance Company where he was team leader for bond insurance transactions, responsible for sourcing business, coordinating credit, loan files, due diligence and legal review processes, and negotiating structure and business issues. From 1993 to 1999, Mr. Outland was senior vice president for Citicorp Mortgage Securities, Inc., where he securitized non-conforming mortgage product. From 1989 to 1993, Mr. Outland was vice president of real estate and mortgage finance for Nomura Securities International, Inc., where he performed due diligence on and negotiated the financing of commercial mortgage packages in preparation for securitization. Mr. Outland holds an MBA from Harvard Business School and a bachelor’s degree in Chemical Engineering from Georgia Institute of Technology. Mr. Outland was selected to serve as an independent director on our Board due to his more than twenty years of experience in the real estate and mortgage industry as well as his past service on our Board since 2003.

Anthony W. Parker. Mr. Parker has served as a director since August 2001. Mr. Parker has also served as a director of Gladstone Commercial since August 2003 and as a director of Gladstone Investment since June 2005.

In January 2011, Mr. Parker was elected as treasurer of the Republican National Committee. In 1997 Mr. Parker founded Parker Tide Corp., formerly known as Snell Professional Corp. Parker Tide Corp. is a government contracting company providing mission critical solutions to the Federal government. From 1992 to 1996, Mr. Parker was chairman of, and a 50 percent stockholder of, Capitol Resource Funding, Inc., or CRF, a commercial finance company. Mr. Parker practiced corporate and tax law for over 15 years: from 1980 to 1983, he practiced at Verner, Liipfert, Bernhard & McPherson and from 1983 to 1992, in private practice. From 1973 to 1977, Mr. Parker served as executive assistant to the administrator of the U.S. Small Business Administration. Mr. Parker received his J.D. and Masters in Tax Law from Georgetown Law Center and his undergraduate degree from Harvard College. Mr. Parker was selected to serve as an independent director on our Board due to his expertise and wealth of experience in the field of corporate taxation as well as his past service on our Board since our inception. Mr. Parker’s knowledge of corporate tax was instrumental in his appointment to the chairmanship of our Audit Committee.

John Reilly. Mr. Reilly has served as a director since January 2011. Mr. Reilly has also served as a director of Gladstone Investment and Gladstone Commercial since January 2011. From 1987 until the present, Mr. Reilly has served as president of Reilly Investment Corporation, where he provides advisory services to public and private companies, and financing and joint venture development. From March 1976 until April 1984 he served as principal stockholder, president and chief executive officer of Reilly Mortgage Group, Inc., where he provided origination and construction lending and permanent loan placement of commercial real estate loans for institutional investors. In 1988, Mr. Reilly assumed the role of chairman. In 1992, Stonehurst Ventures, L.P., purchased Reilly Mortgage Group, at which time he then assumed the role of executive director until 1994. From 1971 to 1976, Mr. Reilly served as vice president of Walker & Dunlop, Inc. where he provided services for commercial loan originations, joint ventures, HUD programs and secondary marketing. From 1967 to 1969, Mr. Reilly served as a research engineer for Crane Company, and from 1964 to 1967 he served as a supply officer in the United States Navy. Mr. Reilly also has served as a member of the board of directors of Beekman Helix India since 2009, and has served as co-chairman of the board of directors for Community Preservation and Development Corporation since 2006. He has also served as a member of the board of Victory Housing since 2005 and has served as the chairman of the advisory board of the Snite Museum of Art at the University of Notre Dame since 1996. Mr. Reilly has held a D.C. real estate broker license since 1973. Mr. Reilly is a graduate of Mortgage Bankers School I, II and II and Income School I and II. Mr. Reilly holds an MBA from Harvard Business School and a Bachelor of Arts and a Bachelor of Science in Mathematical Engineering from the University of Notre Dame. Mr. Reilly was selected to serve as an independent director on our Board due to his expertise and wealth of experience in the real estate and mortgage industry.

Interested Directors

David Gladstone. Mr. Gladstone is our founder and has served as our chief executive officer and chairman of our Board of Directors since our inception. Mr. Gladstone is also the founder of our Adviser and has served as its chief executive officer and chairman of its board of directors since its inception. Mr. Gladstone also founded and serves as the chief executive officer and chairman of the boards of directors of our affiliates, Gladstone Investment and Gladstone Commercial. Prior to founding the Gladstone Companies, Mr. Gladstone served as either chairman or vice chairman of the board of directors of American Capital Strategies, Ltd., a publicly traded leveraged buyout fund and mezzanine debt finance company, from June 1997 to August 2001. From 1974 to February 1997, Mr. Gladstone held various positions, including chairman and chief executive officer, with Allied Capital Corporation (a mezzanine debt lender), Allied Capital Corporation II (a subordinated debt lender), Allied Capital Lending Corporation (a small business lending company), Allied Capital Commercial Corporation (a real estate investment company), and Allied Capital Advisers, Inc., a registered investment adviser that managed the Allied companies. The Allied companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships (Allied Venture Partnership and Allied Technology Partnership) and a private REIT (Business Mortgage Investors). From 1992 to 1997, Mr. Gladstone served as a director, president and chief executive officer of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisors, which invested in loans to small and medium-sized businesses. Mr. Gladstone is also a past director of Capital Automotive REIT, a real estate investment trust that purchases and net leases real estate to automobile dealerships. Mr. Gladstone served as a director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He has served as a trustee of The George Washington University and currently is a trustee emeritus. He is a past member of the Listings and Hearings Committee of the National Association of Securities Dealers, Inc. He is a past member of the advisory committee to the Women’s Growth Capital Fund, a venture capital firm that finances women-owned small businesses. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a member emeritus. He is also the past chairman and past owner of Coastal Berry Company, LLC, a large strawberry farming operation in California. He is also the chairman and owner of Gladstone Land Corporation, a privately held company that has substantial farmland holdings in agriculture real estate in California. Mr. Gladstone holds an MBA from the Harvard Business School, an MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing. Mr. Gladstone was selected to serve as a director on our Board due to the fact that he is our founder and has greater than thirty years of experience in the industry, including his service as our chairman and chief executive since our inception.

Terry Lee Brubaker. Mr. Brubaker has been our chief operating officer, secretary and a director since our inception. He also served as our president from May 2001 through April 2004, when he assumed the duties of vice chairman. Mr. Brubaker has also served as a director of our Adviser since its inception. He also served as president of our Adviser from its inception through February 2006, when he assumed the duties of vice chairman, chief operating officer and secretary. He has served as vice chairman, chief operating officer, secretary and as a director of Gladstone Investment since its inception. Mr. Brubaker has also served chief operating officer, secretary and as a director of Gladstone Commercial since February 2003, and as president from February 2003 through July 2007, when he assumed the duties of vice chairman. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as chairman of Heads Up Systems, a company providing process industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as vice president of the paper group for the American Forest & Paper Association. From 1992 to 1995, Mr. Brubaker served as president of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as president of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including vice president of strategic planning from 1981 to 1982, group vice president of the Groveton Group and Premium Printing Papers from 1982 to 1990, and vice president of human resources development in 1991. From 1976 to 1981, Mr. Brubaker was strategic planning manager and marketing manager of white papers at Boise Cascade. Previously, Mr. Brubaker was a senior engagement manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a U.S. Navy fighter pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University. Mr. Brubaker was selected to serve as a director on our Board due to his more than thirty years of experience in various mid-level and senior management positions at several corporations as well as his past service on our Board since our inception.

George Stelljes III. Mr. Stelljes has served as our chief investment officer since September 2002 and a director from August 2001 to September 2002, and then rejoined the Board of Directors in July 2003. He also served as our executive vice president from September 2002 through April 2004, when he assumed the duties of president. Mr. Stelljes has served as our Adviser’s chief investment officer and a director of our Adviser since May 2003. He also served as executive vice president of our Adviser until February 2006, when he assumed the duties of president. Mr. Stelljes has served as Gladstone Investment’s chief investment officer and a director since inception. Mr. Stelljes also served as Gladstone Investment’s president from inception through April 2008, when he became a vice chairman. Mr. Stelljes has served as chief investment officer of Gladstone Commercial since February 2003 and as a director since July 2007. He became a co-vice chairman of Gladstone Commercial in June 2012. He also served as executive vice president of Gladstone Commercial from February 2003 through July 2007, when he assumed the duties of president through June 1, 2012. Prior to joining Gladstone Mr. Stelljes served as a managing member of St. John’s Capital, a vehicle used to make private equity investments. From 1999 to 2001, Mr. Stelljes was a co-founder and managing member of Camden Partners and Cahill Warnock & Company, private equity firms which finance high growth companies in the communications, education, healthcare, and business services sectors. From 1997 to 1999, Mr. Stelljes was a managing director and partner of Columbia Capital, a venture capital firm focused on investments in communications and information technology. From 1989 to 1997, Mr. Stelljes held various positions, including executive vice president and principal, with the Allied companies. Mr. Stelljes serves as a general partner and investment committee member of Patriot Capital and Patriot Capital II, private equity funds, and serves on the board of Intrepid Capital Management, a money management firm. He is also a former board member and regional president of the National Association of Small Business Investment Companies. Mr. Stelljes holds an MBA from the University of Virginia and a BA in Economics from Vanderbilt University. Mr. Stelljes was selected to serve as a director on our Board due to his more than twenty years of experience in the investment analysis, management, and advisory industries as well as his past service on our Board since 2003.

David A. R. Dullum. Mr. Dullum has served as a director since August 2001. Mr. Dullum has been a senior managing director of our Adviser since February 2008, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005 and has served as Gladstone Investment’s president since April 2008. Additionally, Mr. Dullum has served as our Executive Vice President since October 2010. From 1995 through June 2009, Mr. Dullum was a partner of New England Partners, a venture capital firm focused on investments in small and medium-sized business in the Mid-Atlantic and New England regions. From May 2005 to May 2008, Mr. Dullum served as the President and a director of Harbor Acquisition Corporation, an operating business with emphasis in the consumer and industrial sectors. From 1976 to 1990, Mr. Dullum was a managing general partner of Frontenac Company, a Chicago-based venture capital firm. Mr. Dullum holds an MBA from Stanford Graduate School of Business and a BME from the Georgia Institute of Technology. Mr. Dullum was selected to serve as a director on our Board due to his more than thirty years of experience in various areas of the investment industry as well as his past service on our Board since our inception.

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows (the address for each executive officer is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102):

Name	Age	Position
David Watson	36	Chief Financial Officer and Treasurer
Melissa Morrison	39	Chief Accounting Officer

David Watson. Mr. Watson has served as our chief financial officer since January 2011 and has served as the chief financial officer of Gladstone Investment since January 2010. He also assumed treasurer responsibilities in January 2012 for both Gladstone Capital and Gladstone Investment. Prior to joining our company, from July 2007 until January 2010, Mr. Watson was Director of Portfolio Accounting of MCG Capital Corporation. Mr. Watson was employed by Capital Advisory Services, LLC, which subsequently joined Navigant Consulting, Inc., where he held various positions providing finance and accounting consulting services from 2001 to 2007. Prior to that, Mr. Watson was an auditor at Deloitte and Touche. He received a BS from Washington and Lee University, an MBA from the University of Maryland’s Smith School of Business, and is a licensed CPA in the Commonwealth of Virginia.

Melissa Morrison. Ms. Morrison has served as our Chief Accounting Officer since November 2011. From September 2007 to September 2011, Ms. Morrison served in various positions providing accounting and finance services including accounting and sales finance controller roles to Tandberg, Inc., which was subsequently acquired by Cisco Systems, Inc. in April 2010. Prior to September 2007, Ms. Morrison worked at PRA International, Inc. and Ericsson NetQual Inc. in accounting manager and assistant controller positions, respectively. Her career began as an auditor at PricewaterhouseCoopers, LLC. She received a BBA from The College of William and Mary and is a licensed CPA in the Commonwealth of Virginia.

Employment Agreements

We are not a party to any employment agreements. Messrs. Gladstone, Brubaker and Stelljes have entered into employment agreements with our Adviser, whereby they are direct employees of our Adviser. The employment agreement of Mr. Stelljes provides for his nomination to serve as our chief investment officer.

Director Independence

As required under NASDAQ listing standards, our Board of Directors annually determines each director’s independence, and continually assesses the independence of each of the directors throughout the year. The NASDAQ listing standards provide that a director of a business development company is considered to be independent if he or she is not an “interested person” of ours, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with us.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent auditors, the Board has affirmatively determined that the following five directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Adelgren, Outland, Parker and Reilly and Ms. English. In making this determination, the Board found that none of the these directors had a material or other disqualifying relationship with us. Mr. Gladstone, the chairman of our Board of Directors and chief executive officer, Mr. Brubaker, our vice chairman, chief operating officer and secretary, Mr. Stelljes, our president and chief investment officer, and Mr. Dullum, a senior managing director of our Adviser, are not independent directors by virtue of their positions as our officers or as officers of our Adviser or their employment by our Adviser.

Corporate Leadership Structure

Since our inception, Mr. Gladstone has served as chairman of our Board and our chief executive officer. Our Board believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, Mr. Adelgren, one of our independent directors, serves as the lead director for all meetings of our independent directors held in executive session. The lead director has the responsibility of presiding at all executive sessions of our Board, consulting with the chairman and chief executive officer on Board and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management.

Our Board believes the combined role of chairman and chief executive officer, together with an independent Lead Director, is in the best interest of stockholders because it provides the appropriate balance between strategic development and independent oversight of risk management. In coming to this conclusion, the Board considered the importance of having an interested chairperson that is familiar with our day-to-day management activities, our portfolio companies and the operations of our Adviser. The Board concluded that the combined role enhances, among other things, the Board’s understanding of our investment portfolio, business, finances and risk management efforts. In addition, the Board believes that Mr. Gladstone’s employment by the Adviser better allows for the efficient mobilization of the Adviser’s resources at the Board’s behest and on its behalf.

Committees of Our Board of Directors

Executive Committee. Membership of our executive committee is comprised of Messrs. Gladstone, Brubaker and Parker. The executive committee has the authority to exercise all powers of our Board of Directors except for actions that must be taken by a majority of independent directors or the full Board of Directors under the Maryland General Corporation Law, including electing our chairman and president. Mr. Gladstone serves as chairman of the executive committee. The executive committee did not meet during the last fiscal year.

Audit Committee. The Audit Committee of our Board oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” During the fiscal year ended September 30, 2011, the Audit Committee was comprised of Messrs. Parker, Gerard Mead (a former director) and Ms. English and, following his appointment to the Board in January 2011, Mr. Reilly. Mr. Mead’s service on the Audit Committee ceased upon the conclusion of his term as a director at our 2012 annual meeting of stockholders, and the Audit Committee is currently comprised of Messrs. Parker (Chairman) and Reilly and Ms. English. Messrs. Adelgren and Outland serve as alternate members of the Audit Committee. Alternate members of the Audit Committee serve and participate in meetings of the Audit Committee only in the event of an absence of a regular member of the Audit Committee. The Audit Committee met eight times during the last fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com.

Compensation Committee. The Compensation Committee operates pursuant to a written charter that is available to stockholders on our website at www.gladstonecapital.com. The Compensation Committee conducts periodic reviews of the Advisory Agreement and the Administration Agreement to evaluate whether the fees paid to our Adviser and our Administrator under the agreements are in the best interests of us and our stockholders. The committee considers in such periodic reviews, among other things, whether the salaries and bonuses paid to our executive officers by our Adviser and our Administrator are consistent with our compensation philosophies, whether the performance of our Adviser and our Administrator are reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory and Administration Agreements are being satisfactorily performed. The Compensation Committee also reviews with management our Compensation Discussion and Analysis and to consider whether to recommend that it be included in proxy statements and other filings. During the fiscal year ended September 30, 2011, the Compensation Committee was comprised of Messrs. Adelgren, Outland and Mead and Ms. English. Mr. Mead’s service on the Compensation Committee ceased upon the conclusion of his term as a director at our 2012 annual meeting of stockholders, and the Compensation Committee is currently comprised of Messrs. Outland (Chairman) and Adelgren, with Messrs. Parker and Reilly, and Ms. English serving as alternate members. Alternate members of the Compensation Committee serve and participate in meetings of the Compensation Committee only in the event of an absence of a regular member of the Compensation Committee. The Compensation Committee met four times during the last fiscal year. The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com.

Ethics, Nominating and Corporate Governance Committee. The Ethics, Nominating and Corporate Governance Committee of our Board is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by our Board), reviewing and evaluating incumbent directors, recommending to our Board for selection candidates for election to our Board, making recommendations to our Board regarding the membership of the committees of our Board, assessing the performance of our Board, and developing our corporate governance principles. Our Ethics, Nominating and Corporate Governance Committee charter can be found on our website at www.gladstonecapital.com. The Ethics Committee is currently comprised of Messrs. Adelgren (Chairman) and Outland, with Messrs. Parker, and Reilly, and Ms. English serving as alternate members. Each member of the Ethics, Nominating and Corporate Governance Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Ethics, Nominating and Corporate Governance Committee met four times during the last fiscal year. The Ethics, Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com.

Qualifications for Director Candidates. The Ethics, Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Ethics, Nominating and Corporate Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Ethics, Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of our Board, our operating requirements and the long-term interests of our stockholders.

Though we have no formal policy addressing diversity, the Ethics, Nominating and Corporate Governance Committee and Board believe that diversity is an important attribute of directors and that our Board should be the culmination of an array of backgrounds and experiences and be capable of articulating a variety of viewpoints. Accordingly, the Ethics, Nominating and Corporate Governance Committee considers in its review of director nominees factors such as values, disciplines, ethics, age, gender, race, culture, expertise, background and skills, all in the context of an assessment of the perceived needs of us and our Board at that point in time in order to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Ethics, Nominating and Corporate Governance Committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Ethics, Nominating and Corporate Governance Committee also determines whether such new nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Ethics, Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Ethics, Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board. The Ethics, Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to our Board by majority vote. To date, the Ethics, Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Nominations made by stockholders must be made by written notice (setting forth the information required by our bylaws) received by the secretary of our company at least 120 days in advance of an annual meeting or within 10 days of the date on which notice of a special meeting for the election of directors is first given to our stockholders.

Meetings. During the fiscal year ended September 31, 2011, each member of our Board of Directors attended 75% or more of the aggregate of the meetings of our Board of Directors and of the committees on which he or she served.

Oversight of Risk Management

Since September 2007, Jack Dellafiora has served as our chief compliance officer and, in that position, Mr. Dellafiora directly oversees our enterprise risk management function and reports to our chief executive officer, the Audit Committee and our Board in this capacity. In fulfilling his risk management responsibilities, Mr. Dellafiora works closely with our internal counsel and other members of senior management including, among others, our chief executive officer, chief financial officer, chief accounting officer, chief investment officer and chief operating officer.

Our Board, in its entirety, plays an active role in overseeing management of our risks. Our Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each committee of our Board plays a distinct role with respect to overseeing management of our risks:

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Audit Committee: Our Audit Committee oversees the management of enterprise risks. To this end, our Audit Committee meets at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

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Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to our Adviser and Administrator under the Advisory Agreement and the Administration Agreement, respectively. In fulfillment of this duty, the Compensation Committee meets at least annually to review these agreements. In addition, the Compensation Committee reviews the performance of our Adviser to determine whether the compensation paid to our executive officers was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement were being satisfactorily performed.

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Ethics, Nominating and Corporate Governance Committee: Our Ethics, Nominating and Corporate Governance Committee manages risks associated with the independence of our Board and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board on a regular basis to apprise our Board regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

Summary of Compensation

Executive Compensation

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the other employees of our Adviser and Administrator, pursuant to the terms of the Advisory and Administration Agreements, respectively. Mr. Gladstone, our chairman and chief executive officer, Mr. Brubaker, our vice chairman, chief operating officer and secretary, and Mr. Stelljes, our president and chief investment officer, are all employees of and compensated directly by our Adviser. Our chief financial officer and our treasurer are employees of our Administrator. Under the Administration Agreement, we reimbursed our Administrator for our allocable portion of the salaries of Mr. Gerson, our former treasurer, Mr. Watson, our current chief financial officer and treasurer, and Mr. Gray, our former chief financial officer. For the year ended September 30, 2011, our allocable portion of Mr. Watson’s compensation paid by our Administrator was $43,889 of his salary, $15,073 of his bonus, and $7,517 of the cost of his benefits. During that same year our allocable portion of Mr. Gray’s compensation paid by our Administrator was $16,951 of his salary, $692 of his bonus, and $1,582 of the cost of his benefits. For the year ended September 30, 2010, our allocable portion of Mr. Gray’s compensation paid by our Administrator was: $46,748 of Mr. Gray’s salary, $6,167 of his bonus, and $5,883 of the cost of his benefits. For the year ended September 30, 2009, our allocable portion of Mr. Gray’s compensation paid by our Administrator was: $50,161 of Mr. Gray’s salary, $6,692 of his bonus, and $8,483 of the cost of his benefits.

Compensation of Directors

The following table shows, for the fiscal year ended September 30, 2011, compensation awarded to or paid to our directors who are not executive officers, which we refer to as our non-employee directors, for all services rendered to us during this period. No compensation is paid to directors who are our executive officers for their service on the Board of Directors. We do not issue stock options and therefore have no information to report relating to stock option grants and exercises for our directors.

Name	Aggregate Compensation from Fund ($)	Total Compensation from Fund and Fund Complex Paid to Directors ($)(1)
Paul W. Adelgren	$33,000	$99,000
John Reilly (2)	$22,000	$73,000
Michela A. English	$31,000	$95,000
Gerard Mead	$35,000	$107,000
John H. Outland	$33,000	$99,250
Anthony W. Parker	$34,000	$104,000

(1)	Includes compensation the director received from Gladstone Investment, as part of our Fund Complex. Also includes compensation the director received from Gladstone Commercial, our affiliate and a real estate investment trust, although not part of our Fund Complex.
(2)	Mr. Reilly joined the Board of Directors in January 2011. Accordingly, the amounts in the table above reflect compensation paid to Mr. Reilly for the portion of the year during which he served as a director.

As compensation for serving on our Board of Directors, each of our independent directors receives an annual fee of $20,000, an additional $1,000 for each Board of Directors meeting attended, and an additional $1,000 for each committee meeting attended if such committee meeting takes place on a day other than when the full Board of Directors meets. In addition, the chairperson of the Audit Committee receives an annual fee of $3,000, and the chairpersons of each of the Compensation and Ethics, Nominating and Corporate Governance committees receive annual fees of $1,000 for their additional services in these capacities. During the fiscal year ended September 30, 2011, we paid total cash compensation of $188,000 to our non-employee directors. We also reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings.

We do not pay any compensation to directors who also serve as our officers, or as officers or directors of our Adviser or our Administrator, in consideration for their service to us. Our Board of Directors may change the compensation of our independent directors in its discretion. None of our independent directors received any compensation from us during the fiscal year ended September 30, 2011 other than for Board of Directors or committee service and meeting fees.

Certain Transactions

Investment Advisory and Management Agreement

Management Services

Our Adviser is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the overall supervision of our Board of Directors, our Adviser provides investment advisory and management services to us. Under the terms of our Advisory Agreement, our Adviser has investment discretion with respect to our capital and, in that regard:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio, and the manner of implementing such changes;

•	identifies, evaluates, and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•	closes and monitors the investments we make; and

•	makes available on our behalf, and provides if requested, managerial assistance to our portfolio companies.

Our Adviser’s services under the Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Portfolio Management

Our Adviser takes a team approach to portfolio management; however, the following persons are primarily responsible for the day-to-day management of our portfolio and comprise our Adviser’s investment committee: David Gladstone, Terry Lee Brubaker and George Stelljes III, whom we refer to collectively as the Portfolio Managers. Our investment decisions are made on our behalf by the investment committee of our Adviser by unanimous decision.

Mr. Gladstone has served as the chairman and the chief executive officer of our Adviser, since he founded the Adviser in 2002, along with Mr. Brubaker and Mr. Stelljes. Mr. Brubaker has served as the vice chairman, chief operating officer and secretary of our Adviser since 2002. Mr. Stelljes has served as the president and chief investment officer of our Adviser since 2002. For more complete biographical information on Messrs. Gladstone, Brubaker and Stelljes, please see “Management — Interested Directors.”

The Portfolio Managers are all officers or directors, or both, of our Adviser and our Administrator. David Gladstone is the controlling stockholder of our Adviser, which is the sole member of our Administrator. Although we believe that the terms of the Advisory Agreement are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, our Adviser and its officers and its directors have a material interest in the terms of this agreement. Based on an analysis of publicly available information, the Board believes that the terms and the fees payable under the Advisory Agreement are similar to those of the agreements between other business development companies that do not maintain equity incentive plans and their external investment advisers.

Our Adviser provides investment advisory services to other investment funds in the Gladstone Companies. As such, the Portfolio Managers also are primarily responsible for the day-to-day management of the portfolios of other pooled investment vehicles in the Gladstone Companies that are managed by our Adviser. As of the date hereof, Messrs. Gladstone, Brubaker, and Stelljes are primarily responsible for the day-to-day management of the portfolios of Gladstone Investment, another publicly-traded business development company, Gladstone Commercial, a publicly-traded real estate investment trust, and Gladstone Land Corporation, a private company controlled by Mr. Gladstone that owns farmland in California. As of September 30, 2011, our Adviser had an aggregate of approximately $1.0 billion in total assets under management.

Possible Conflicts of Interest

Our Portfolio Managers provide investment advisory services and serve as officers, directors or principals of certain of the other Gladstone Companies, which operate in the same or a related line of business as we do. Accordingly, they have corresponding obligations to investors in those entities. For example, Mr. Gladstone, our chairman and chief executive officer, is chairman of the board and chief executive officer of our Adviser, Gladstone Investment, Gladstone Commercial, and Gladstone Land with management responsibilities for the other members of the Gladstone Companies, other than Gladstone Securities, where he sits on the board of managers as an outside non-employee manager. In addition, Mr. Brubaker, our vice chairman, chief operating officer and secretary, is vice chairman, chief operating officer and secretary of our Adviser, Gladstone Investment and Gladstone Commercial, and Mr. Stelljes, our president and chief investment officer, is president and chief investment officer of our Adviser, Gladstone Lending and Gladstone Land, vice chairman and chief investment officer of Gladstone Commercial and vice chairman and chief investment officer of Gladstone Investment. Moreover, we may establish other investment vehicles which from time to time may have potentially overlapping investment objectives with those of Gladstone Investment and accordingly may invest in, whether principally or secondarily, asset classes similar to those targeted by us. While the Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, our Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the member of the Gladstone Companies with the investment strategy that most closely fits the investment opportunity. Nevertheless, the Portfolio Managers may face conflicts in the allocation of investment opportunities to other entities managed by our Adviser. As a result, it is possible that certain investment opportunities may not be available to other members of the Gladstone Companies or investment funds managed by our Adviser. When the officers of the Adviser identify an investment, they will be forced to choose which investment fund should make the investment in accordance with their investment allocation procedures.

Our affiliate, Gladstone Commercial, may lease property to portfolio companies that we do not control under certain circumstances. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria that meets the lease underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours. Additionally, we may make simultaneous investments in senior syndicated loans with our affiliate, Gladstone Investment. In this regard, our Adviser has adopted allocation procedures designed to ensure fair and equitable allocations of such investments.

Portfolio Manager Compensation

The Portfolio Managers receive compensation from our Adviser in the form of a base salary plus a bonus. Each of the Portfolio Managers’ base salaries is determined by a review of salary surveys for persons with comparable experience who are serving in comparable capacities in the industry. Each Portfolio Manager’s base salary is set and reviewed yearly. Like all employees of the Adviser, a Portfolio Manager’s bonus is tied to the performance of the Adviser and the entities that it advises. A Portfolio Manager’s bonus increases or decreases when the Adviser’s income increases or decreases. The Adviser’s income, in turn, is directly tied to the management and performance fees earned in managing its investment funds, including Gladstone Capital. Pursuant to the Advisory Agreement, the Adviser receives an incentive fee based on net investment income in excess of the hurdle rates and capital gains as set out in the Advisory Agreement.

All compensation of the Portfolio Managers from the Adviser takes the form of cash. The Portfolio Managers are also portfolio managers for other members of the Gladstone Companies, one of which (Gladstone Commercial) previously had a stock option plan through which the Portfolio Managers have previously received options to purchase stock of those entities. Gladstone Commercial terminated its stock option plan effective December 31, 2006. We also previously had a stock option plan, but it was terminated effective September 30, 2006. These plan terminations were effected in connection with the implementation of new advisory agreements between each of us and Gladstone Commercial with our Adviser, which have been approved by our respective stockholders. All outstanding, unexercised options under our plan were terminated effective September 30, 2006, and all outstanding, unexercised options under the Gladstone Commercial plan were terminated effective December 31, 2006.

Investment Advisory and Management Agreement and Administration Agreement

We are externally managed pursuant to contractual arrangements with our Adviser, under which our Adviser has directly employed our personnel and paid our payroll, benefits, and general expenses directly. The management services and fees in effect under the Advisory Agreement are described below. In addition, we pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees and stockholder related expenses under the Advisory Agreement.

The principal executive office of each of the Adviser and the Administrator is located at 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102.

Management services and fees under the Advisory Agreement

Under the Advisory Agreement, we pay our Adviser an annual base management fee of 2% of our average gross assets, which is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

We also pay our Adviser a two-part incentive fee under the Advisory Agreement. The first part of the incentive fee is an income-based incentive fee which rewards our Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds the hurdle rate. We pay our Adviser an income-based incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income (expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to income-based portion of incentive fee

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to our Adviser, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years.

Beginning in April 2006, our Board of Directors has accepted from the Adviser unconditional and irrevocable voluntary waivers on a quarterly basis to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations. These waivers were applied through March 31, 2012.

When our Adviser receives fees from our portfolio companies, such as investment banking fees, structuring fees or executive recruiting services fees, 50% or 100% of certain of these fees will be credited against the base management fee that we would otherwise be required to pay to our Adviser.

We pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees, stockholder-related expenses, and directors and officers insurance under the Advisory Agreement.

During the fiscal years ended September 30, 2011, 2010 and 2009, we incurred total fees of approximately $6.3 million, $4.1 million and $1.7 million, respectively, to our Adviser under the Advisory Agreement.

Duration and Termination

Unless terminated earlier as described below, the Advisory Agreement will remain in effect from year to year if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On July 12, 2011, we renewed the Advisory Agreement through August 31, 2012. The Advisory Agreement will automatically terminate in the event of its assignment. The Advisory Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other. See “Risk Factors — We are dependent upon our key management personnel and the key management personnel of our Adviser, particularly David Gladstone, George Stelljes III and Terry Lee Brubaker, and on the continued operations of our Adviser, for our future success.”

Administration Agreement

Pursuant to the Administration Agreement, our Administrator furnishes us with clerical, bookkeeping and record keeping services and our Administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, our Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the Administration Agreement are generally equal to an amount based upon our allocable portion of our Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief accounting officer, chief compliance officer, internal counsel and their respective staffs. On July 12, 2011, we renewed the Administration Agreement through August 31, 2012.

During the fiscal years ended September 30, 2011, 2010 and 2009, we incurred total fees of approximately $0.7 million, $0.8 million and $0.9 million, respectively, to our Administrator under the Administration Agreement.

Based on an analysis of publicly available information, the Board believes that the terms and the fees payable under the Advisory and Administration Agreements are similar to those of the agreements between other business development companies that do not maintain equity incentive plans and their external investment advisers. David Gladstone, Terry Lee Brubaker and George Stelljes III are all officers or directors, or both, of our Adviser and our Administrator. David Gladstone is the controlling stockholder of our Adviser. Although we believe that the terms of the Advisory and Administration Agreements are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, our Adviser and its officers and its directors have a material interest in the terms of these agreements.

Consulting Services Agreements

As a business development company, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Neither we nor our Adviser currently receives fees in connection with managerial assistance. Our Adviser provides other services to our portfolio companies and receives fees for these other services.

On October 25, 2010, our Adviser received a payment of $277,015 from Lindmark Acquisition, LLC, or Lindmark, a wholly-owned portfolio company of ours which we own through one of our wholly-owned subsidiaries, Lindmark Holdings Corp., in connection with the performance of certain consulting services rendered from March 18, 2009 through March 31, 2010 pursuant to that certain Consulting Agreement between our Adviser and Lindmark, effective October 10, 2010 and that certain Engagement Letter Agreement between our Adviser and Lindmark Outdoor Advertising, LLC, dated November 19, 2009. Beginning with April 1, 2010, Lindmark has received current invoices and has remitted payment for such in a timely manner. Payments for services rendered beginning April 1, 2010 and ending September 30, 2010 totaled $40,000. Payments for services rendered during the year ended September 30, 2011 totaled $8,698.

On October 29, 2010, our Adviser received a payment of $213,191 from BERTL, Inc., or Bertl, one of our wholly-owned portfolio companies, in connection with the performance of certain consulting services rendered from March 19, 2009 through June 30, 2010 pursuant to that certain Engagement Letter Agreement, dated March 19, 2009 between Bertl and our Adviser. Beginning with the quarter ended September 30, 2010, Bertl has received current quarterly invoices from our Adviser for the provision of such services and has paid current through the quarter ended September 30, 2010. Payments for services rendered during the year ended September 30, 2010 totaled $7,800.

Loan Servicing Agreement

Our Adviser services the loans pledged under our credit facility pursuant to a loan servicing agreement with our wholly-owned subsidiary, Business Loan, in return for a 1.5% annual fee, based on the monthly aggregate outstanding loan balance of the loans pledged under our credit facility. Loan servicing fees paid to our Adviser under this agreement directly reduce the amount of fees payable under the Advisory Agreement. Loan servicing fees of approximately $3.4 million, $3.4 million and $5.6 million were incurred for the fiscal years ended September 30, 2011, 2010 and 2009, respectively, all of which were directly credited against the amount of the base management fee due to our Adviser under the Advisory Agreement.

Loans

At September 30, 2010, we had a loan outstanding in the principal amount of $5,900,010 to Mr. Gladstone, which was due and payable in cash on August 23, 2010 and, because the loan was not repaid on its due date, it is currently in default. During the fiscal year ended September 30, 2011, Mr. Gladstone repaid a total of $3,151,006 of the principal balance. As a result, the remaining principal balance on the loan as of September 30, 2011 and March 31, 2012 was $2,749,004. In connection with Mr. Gladstone’s payments during the fiscal year ended September 30, 2011, we released our first priority security interest on 210,000 shares of Mr. Gladstone’s pledged shares on this loan, leaving a balance of 183,334 shares owned by Mr. Gladstone pledged as collateral for the loan as of September 30, 2011. This loan was originally extended in connection with the exercise of stock options by Mr. Gladstone under our former Amended and Restated 2001 Equity Incentive Plan, as amended, or the 2001 Plan, which was terminated on September 30, 2006, and the loan was made on terms available to all eligible participants under the 2001 Plan. The loan is evidenced by a full recourse promissory note secured by the shares of common stock purchased upon the exercise of the options as well as additional collateral. The interest rate on the loan is 4.9% per annum, plus an additional 2.0% per annum for periods following the date of default. Interest is due quarterly and Mr. Gladstone has made each of his quarterly interest payments to date. The Sarbanes-Oxley Act of 2002 prohibits us from making loans to our executive officers, although certain loans outstanding prior to July 30, 2002, including the promissory note we received from Mr. Gladstone, were expressly exempted from this prohibition. In addition, this loan meets the requirements set forth in Section 57(j) of the 1940 Act.

Also at September 30, 2010, we had two loans outstanding in the principal amounts of $275,010 and $474,990, respectively, to Laura Gladstone, a managing director of ours and the daughter of Mr. Gladstone. The outstanding principal amount of the $275,010 loan was originally due on August 23, 2010 and, because the loan was not repaid on its due date, it is now in default. During the fiscal year ended September 30, 2011, Ms. Gladstone repaid $75,000 of the principal balance of that loan. As a result, the remaining principal balance on this loan as of September 30, 2011 and March 31, 2012 was $200,010. The outstanding principal amount of the $474,990 loan is due on July 13, 2015 and no principal payments have been made as of March 31, 2012. Both of the loans were issued in connection with the exercise of stock options under the 2001 Plan by Ms. Gladstone, and were made on terms available to all eligible participants under the 2001 Plan. These loans are evidenced by full recourse promissory notes and are secured by the shares of common stock purchased upon the exercise of the options as well as additional collateral. The loans are collateralized by a first security interest in 18,334 and 31,666 of Ms. Gladstone’s pledged shares, respectively. To date, we have not released our security interest in any of the shares pledged on these loans. The interest rate on the $200,010 loan is 4.9% per annum, plus an additional 2.0% per annum for periods following the date of default. The interest rate on the $474,990 loan is 8.26% per annum. Interest on the loans is due quarterly and Ms. Gladstone has made each of her quarterly interest payments to date with respect to both loans. These loans meet the requirements set forth in Section 57(j) of the 1940 Act. Mr. Gladstone has not received, nor will he receive in the future, any direct or indirect benefit from these loans.

On September 7, 2010, each of Mr. Gladstone and Ms. Gladstone executed a redemption agreement with us, each of which provides that, pursuant to the terms and conditions thereof, we will automatically accept and retire the shares of our common stock pledged as collateral for their loans in partial or full satisfaction, as applicable, of Mr. Gladstone’s or Ms. Gladstone’s obligations to us under the loans that are in default at such time, if ever, that the trading price of our common stock reaches $15 per share. In entering into the redemption agreements, we reserved all of our existing rights under the promissory notes and related pledge agreements, including but not limited to the ability to foreclose on the shares of common stock pledged as collateral for the loans, or additional pledged collateral, at any time.

Indemnification

In our articles of incorporation and bylaws, we have agreed to indemnify certain officers and directors by providing, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, to the fullest extent permitted under Maryland law and our bylaws. Notwithstanding the foregoing, the indemnification provisions shall not protect any officer or director from liability to us or our stockholders as a result of any action that would constitute willful misfeasance, bad faith or gross negligence in the performance of such officer’s or director’s duties, or reckless disregard of his or her obligations and duties.

Each of the Advisory and Administration Agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations (as the same may be determined in accordance with the 1940 Act and any interpretations or guidance by the SEC or its staff thereunder), our Adviser, our Administrator and their respective officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s or Administrator’s services under the Advisory or Administration Agreements or otherwise as an investment adviser of ours.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of May 14, 2012 (unless otherwise indicated), the beneficial ownership of each current director, each of the executive officers, the executive officers and directors as a group and each stockholder known to our management to own beneficially more than 5% of the outstanding shares of common stock. To our knowledge, no person beneficially owns more than 5% of our Series 2016 Term Preferred Stock. Except as otherwise noted, the address of the individuals below is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102.

	Beneficial Ownership(1)
Name and Address	Number of Shares	Percent of Total	Dollar Range of Equity Securities of the Company Owned by Directors and Executive Officers(2)	Aggregate Dollar Range of Equity Securities of all Funds Overseen by Directors and Executive Officers in Family of Investment Companies(2)(3)
Executive Officers and Directors:
David Gladstone	1,155,039	5.5%	Over $100,000	Over $100,000
Terry Lee Brubaker(4)	198,442	1.0%	Over $100,000	Over $100,000
George Stelljes III	16,958	*	Over $100,000	Over $100,000
David Watson	100	*	$1 - $10,000	$10,001 -$50,000
Melissa Morrison	125	*	$1 - $10,000	$1 - $10,000
Anthony W. Parker	7,020	*	$50,001 -$100,000	Over $100,000
David A.R. Dullum(5)	4,000	*	$10,001 - $50,000	Over $100,000
Michela A. English	2,500	*	$10,001 - $50,000	$50,001 -$100,000
Paul W. Adelgren	4,504	*	$10,001 - $50,000	Over $100,000
John H. Outland	1,441	*	$10,001 - $50,000	$50,001 -$100,000
John Reilly	3,400	*	$10,001 - $50,000	Over $100,000
All executive officers and directors as a group (11 persons)	1,393,529	6.6%	N/A	N/A

*	Less than 1%
(1)	This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and sole investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 21,000,160 shares outstanding on May 14, 2012.
(2)	Ownership calculated in accordance with Rule 16a-1(a)(2) of the Exchange Act. The dollar range of our equity securities beneficially owned is calculated by multiplying the closing price of our common stock as reported on the NASDAQ as of May 14, 2012, times the number of shares beneficially owned.
(3)	Each of our directors and executive officers, (other than Ms. Morrison) is also a director or executive officer, or both, of Gladstone Investment Corporation, our affiliate and a business development company, and/or Gladstone Commercial Corporation, our affiliate and a real estate investment trust, each of which is also externally managed by our Adviser.
(4)	Includes 75,114 shares owned by Mr. Brubaker’s spouse with respect to which Mr. Brubaker disclaims beneficial ownership.
(5)	Includes 2,000 shares owned by Mr. Dullum’s spouse with respect to which Mr. Dullum disclaims beneficial ownership.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our common stockholders upon their election as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash dividend, then our common stockholders who have “opted in” to our dividend reinvestment plan will not receive cash dividends but, instead, such cash dividends will automatically be reinvested in additional shares of our common stock.

Pursuant to our dividend reinvestment plan, if your shares of our common stock are registered in your own name you can have all distributions reinvested in additional shares of our common stock by Computershare Shareholder Services LLC, the plan agent, if you enroll in the dividend reinvestment plan by delivering an authorization form to the plan agent prior to the corresponding dividend declaration date. The plan agent will effect purchases of our common stock under the dividend reinvestment plan in the open market. If you do not elect to participate in the dividend reinvestment plan, you will receive all distributions in cash paid by check mailed directly to you (or if you hold your shares in street or other nominee name, then to your nominee) as of the relevant record date, by the plan agent, as our dividend disbursing agent. If your shares are held in the name of a broker or nominee or if you are transferring such an account to a new broker or nominee, you should contact the broker or nominee to determine whether and how they may participate in the dividend reinvestment plan.

The plan agent serves as agent for the holders of our common stock in administering the dividend reinvestment plan. After we declare a dividend, the plan agent will, as agent for the participants, receive the cash payment and use it to buy common stock on the NASDAQ or elsewhere for the participants’ accounts. The price of the shares will be the average market price at which such shares were purchased by the plan agent.

Participants in the dividend reinvestment plan may withdraw from the dividend reinvestment plan upon written notice to the plan agent. Such withdrawal will be effective immediately if received not less than ten days prior to a dividend record date; otherwise, it will be effective the day after the related dividend distribution date. When a participant withdraws from the dividend reinvestment plan or upon termination of the dividend reinvestment plan as provided below, certificates for whole shares of common stock credited to his or her account under the dividend reinvestment plan will be issued and a cash payment will be made for any fractional share of common stock credited to such account.

The plan agent will maintain each participant’s account in the dividend reinvestment plan and will furnish monthly written confirmations of all transactions in such account, including information needed by the stockholder for personal and tax records. Common stock in the account of each dividend reinvestment plan participant will be held by the plan agent in non-certificated form in the name of such participant. Proxy materials relating to our stockholders’ meetings will include those shares purchased as well as shares held pursuant to the dividend reinvestment plan.

In the case of participants who beneficially own shares of common stock that are held in the name of banks, brokers or other nominees, the plan agent will administer the dividend reinvestment plan on the basis of the number of shares of common stock certified from time to time by the record holders as the amount held for the account of such beneficial owners. Shares of our common stock may be purchased by the plan agent through any of the underwriters, acting as broker or dealer.

We pay the plan agent’s fees for the handling or reinvestment of dividends and other distributions. Each participant in the dividend reinvestment plan pays a pro rata share of brokerage commissions incurred with respect to the plan agent’s open market purchases in connection with the reinvestment of distributions. There are no other charges to participants for reinvesting distributions.

Distributions are taxable whether paid in cash or reinvested in additional shares, and the reinvestment of distributions pursuant to the dividend reinvestment plan will not relieve participants of any U.S. federal income tax or state income tax that may be payable or required to be withheld on such distributions. For more information regarding taxes that our stockholders may be required to pay, see “Material U.S. Federal Income Tax Considerations.”

Experience under the dividend reinvestment plan may indicate that changes are desirable. Accordingly, we reserve the right to amend or terminate the dividend reinvestment plan as applied to any distribution paid subsequent to written notice of the change sent to participants in the dividend reinvestment plan at least 90 days before the record date for the distribution. The dividend reinvestment plan also may be amended or terminated by the plan agent with our prior written consent, on at least 90 days’ written notice to participants in the dividend reinvestment plan. All correspondence concerning the reinvestment plan should be directed to the plan agent, Computershare Shareholder Services LLC, by mail at 480 Washington Boulevard, Jersey City, NJ 07310 or by phone at 866-214-7543.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Regulated Investment Company Status

In order to maintain our qualification for treatment as a RIC under Subchapter M of the Code, we generally must distribute to our stockholders, for each taxable year, at least 90% of our investment company taxable income, which is generally our ordinary income plus short-term capital gains. We refer to this as the annual distribution requirement. We must also meet several additional requirements, including:

•	Business Development Company Status. At all times during each taxable year, we must maintain our status as a business development company;

•

Income source requirements. At least 90% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, gains from sales or other dispositions of securities or other income derived with respect to our business of investing in securities, and net income derived from an interest in a qualified publicly traded partnership; and

•

Asset diversification requirements. As of the close of each quarter of our taxable year: (1) at least 50% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other regulated investment companies and other securities to the extent that (a) we do not hold more than 10% of the outstanding voting securities of an issuer of such other securities and (b) such other securities of any one issuer do not represent more than 5% of our total assets, and (2) no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other regulated investment companies), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships.

Failure to Qualify as a RIC. If we are unable to qualify for treatment as a RIC, we will be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would we be required to make such distributions. Distributions would be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and then as a gain realized from the sale or exchange of property. If we fail to meet the RIC requirements for more than two consecutive years and then seek to requalify as a RIC, we would be required to recognize a gain to the extent of any unrealized appreciation on our assets unless we make a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding 10-year period. Absent such special election, any gain we recognized would be deemed distributed to our stockholders as a taxable distribution.

Qualification as a RIC. If we qualify as a RIC and distribute to stockholders each year in a timely manner at least 90% of our investment company taxable income, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to stockholders. We would, however, be subject to a 4%

nondeductible federal excise tax if we do not distribute, actually or on a deemed basis, 98% of our ordinary income and 98.2% of our capital gain net income. The excise tax would apply only to the amount by which 98% of our ordinary income or 98.2% of our capital gain net income exceeds the amount of income we distribute, actually or on a deemed basis, to stockholders. We will be subject to regular corporate income tax, currently at rates up to 35%, on any undistributed income, including both ordinary income and capital gains. We intend to retain some or all of our capital gains, but to designate the retained amount as a deemed distribution. In that case, among other consequences, we will pay tax on the retained amount, each stockholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the stockholder and the stockholder will be entitled to claim a credit or refund equal to its allocable share of the tax we pay on the retained capital gain. The amount of the deemed distribution net of such tax will be added to the stockholder’s cost basis for its common stock. Since we expect to pay tax on any retained capital gains at our regular corporate capital gain tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid will exceed the tax they owe on the capital gain dividend and such excess may be claimed as a credit or refund against the stockholder’s other tax obligations. A stockholder that is not subject to U.S. federal income tax or tax on long-term capital gains would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. We will also be subject to alternative minimum tax, but any tax preference items would be apportioned between us and our stockholders in the same proportion that distributions, other than capital gain dividends, paid to each stockholder bear to our taxable income determined without regard to the dividends paid deduction.

From time to time, we acquire debt obligations that are issued at a discount, which may include loans we make that are accompanied by warrants, that bear interest at rates that are not either fixed rates or certain qualified variable rates or that are not unconditionally payable at least annually over the life of the obligation. In such cases, we are required to include in taxable income each year a portion of the original issue discount, or OID, that accrues over the life of the obligation. Such OID is included in our investment company taxable income even though we receive no cash corresponding to such discount amount. As a result, we may be required to make additional distributions corresponding to such OID amounts in order to satisfy the annual distribution requirement and to continue to qualify as a RIC or to avoid the 4% excise tax. This could mean that we may be required to sell temporary investments or other assets to meet the RIC distribution requirements.

Taxation of Our U.S. Stockholders

Distributions. For any period during which we qualify for treatment as a RIC for federal income tax purposes, distributions to our stockholders attributable to our investment company taxable income generally will be taxable as ordinary income to stockholders to the extent of our current or accumulated earnings and profits. Any distributions in excess of our earnings and profits will first be treated as a return of capital to the extent of the stockholder’s adjusted basis in his or her shares of common stock and thereafter as gain from the sale of shares of our common stock. Distributions of our long-term capital gains, designated by us as such, will be taxable to stockholders as long-term capital gains regardless of the stockholder’s holding period for its common stock and whether the distributions are paid in cash or invested in additional common stock. Corporate stockholders are generally eligible for the 70% dividends received deduction with respect to ordinary income, but not with respect to capital gain dividends to the extent such amount designated by us does not exceed the dividends received by us from domestic corporations. Any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the stockholders on December 31 of the previous year. In addition, we may elect to relate a dividend back to the prior taxable year if we (1) declare such dividend prior to the 15th day of the 9th month following the close of that taxable year, or any applicable extended due date of our tax return for such prior taxable year (2) make the election in that tax return, and (3) distribute such amount in the 12-month period following the close of the taxable year but not later than our first payment of the same type of dividend following such declaration. Any such election will not alter the general rule that a stockholder will be treated as receiving a dividend in the taxable year in which the dividend is made, subject to the October, November, December rule described above.

In general, the tax rates applicable to our dividends other than dividends designated as capital gain dividends will be the standard ordinary income tax rates, and not the lower federal income tax rate applicable to “qualified dividend income.” If we distribute dividends that are attributable to actual dividend income received by us that is eligible to be, and is, designated by us as qualified dividend income, such dividends would be eligible for such lower federal income tax rate. For this purpose, “qualified dividend income” means dividends received by us from United States corporations and qualifying foreign corporations, provided that both we and the stockholder recipient of our dividends satisfy certain holding period and other requirements in respect of our shares (in the case of our stockholder) and the stock of such corporations (in our case). However, we do not anticipate receiving or distributing a significant amount of qualified dividend income.

If a stockholder participates in our dividend reinvestment plan, any dividends reinvested under the plan will be taxable to the stockholder to the same extent, and with the same character, as if the stockholder had received the dividend in cash. The stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested dividend. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the stockholder’s account.

Sale of Our Shares. A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. Under the tax laws in effect as of the date of this prospectus, individual U.S. stockholders are subject to a maximum federal income tax rate of 15% on their net capital gain (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the same rates applied to their ordinary income (currently up to a maximum of 35%). Capital losses are subject to limitations on use for both corporate and non-corporate stockholders.

Backup Withholding. We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all taxable dividends to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the Internal Revenue Service, or IRS, notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is generally his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

REGULATION AS A BUSINESS DEVELOPMENT COMPANY

We are a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under Section 54 of the 1940 Act. As such, we are subject to regulation under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities, as defined in the 1940 Act.

We intend to conduct our business so as to retain our status as a business development company. A business development company may use capital provided by public stockholders and from other sources to invest in long-term private investments in businesses. A business development company provides stockholders the ability to retain the liquidity of a publicly traded stock while sharing in the possible benefits, if any, of investing in primarily privately owned companies. In general, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making certain types of investments in assets described in Sections 55(a)(1)-(3) of the 1940 Act.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets, other than assets defined in Section 55(a)(7) (“operating assets”), which includes certain interests in furniture, equipment, real estate, or leasehold improvements, represent at least 70% of the company’s total assets, exclusive of operating assets. The types of qualifying assets in which we may invest under the 1940 Act include, but are not limited to, the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer is an eligible portfolio company. An eligible portfolio company is generally defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, any state or states in the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or otherwise excluded from the definition of investment company; and

(c) satisfies one of the following:

(i) it does not have any class of securities with respect to which a broker or dealer may extend margin credit;

(ii) it is controlled by the business development company, alone or as part of a group, and the business development company in fact exercises a controlling influence over the management or policies of the portfolio company and, as a result of such control, has an affiliated person who is a director of the portfolio company;

(iii) it has total assets of not more than $4 million and capital and surplus of not less than $2 million;

(iv) it does not have any class of securities listed on a national securities exchange; or

(v) it has a class of securities listed on a national securities exchange, with an aggregate market value of outstanding voting and non-voting equity of less than $250 million.

(2) Securities received in exchange for or distributed on or with respect to securities described in (1) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(3) Cash, cash items, government securities or high quality debt securities maturing in one year or less from the time of investment.

Asset Coverage

Pursuant to Section 61(a)(2) of the 1940 Act, we are permitted, under specified conditions, to issue multiple classes of senior securities representing indebtedness. However, pursuant to Section 18(c) of the 1940 Act, we are permitted to issue only one class of senior securities that is stock. In either case, we may only issue such Senior Securities if such class of Senior Securities, after such issuance, has an asset coverage, as defined in Section 18(h) of the 1940 Act, of at least 200%.

In addition, our ability to pay dividends or distributions (other than dividends payable in our stock) to holders of any class of our capital stock would be restricted if our senior securities representing indebtedness fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). The 1940 Act does not apply this limitation to privately arranged debt that is not intended to be publicly distributed, unless this limitation is specifically negotiated by the lender. In addition, our ability to pay dividends or distributions (other than dividends payable in our common stock) to our common stockholders would be restricted if our senior securities that are stock fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). If the value of our assets declines, we might be unable to satisfy these asset coverage requirements. To satisfy the 200% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering expenses will not be available for distributions to our stockholders. If we are unable to regain asset coverage through these methods, we may be forced to suspend the payment of such dividends.

Significant Managerial Assistance

A business development company generally must make available significant managerial assistance to issuers of its portfolio securities that the business development company counts as a qualifying asset for the 70% test described above. Making available significant managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Significant managerial assistance also may include the exercise of a controlling influence over the management and policies of the portfolio company. However, with respect to certain, but not all such securities, where the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance, or the business development company may exercise such control jointly.

Investment Policies

We seek to achieve a high level of current income and capital gains through investments in debt securities and preferred and common stock that we acquired in connection with buyout and other recapitalizations. The following investment policies may not be changed without the approval of our Board of Directors:

•

We will at all times conduct our business so as to retain our status as a business development company. In order to retain that status we must continue to meet the definition of business development company contained in the 1940 Act, which requires us, among other things, to be operated for the purpose of investing in certain categories of qualifying assets. In addition, we may not acquire any assets (other than operating assets or qualifying assets) if, after giving effect to such acquisition, the value of our “qualifying assets,” less our operating assets, is less than 70% of the value of our total assets (excluding our operating assets). We anticipate that the securities we seek to acquire, as well as temporary investments, will generally be qualifying assets.

•

We will at all times endeavor to conduct our business so as to retain our status as a regulated investment company under the Code. In order to do so, we must meet income source, asset diversification and annual distribution requirements. We may issue senior securities, such as debt or preferred stock, to the extent permitted by the 1940 Act for the purpose of making investments, to fund share repurchases, or for temporary emergency or other purposes.

With the exception of our policy to conduct our business as a business development company, these policies are not fundamental and may be changed without stockholder approval.

Pending Exemptive Application

On November 22, 2005, the Securities and Exchange Commission granted us exemptive relief that permits us to engage in limited co-investment transactions with an affiliated private investment pool (the “Current Order”). Under the terms of the Current Order, Gladstone Capital, or Gladstone Investment, or any future formed BDC or closed-end management investment company that is advised by our Adviser, may co-invest with Gladstone Partners.

We have filed a new exemptive application with the SEC. The relief sought by the exemptive application, if granted by the SEC, would supersede the Current Order and would permit us, under certain circumstances, to co-invest with Gladstone Investment, Gladstone Partners, Gladstone Lending, any BDC or closed-end management investment company that is advised by our Adviser, (or sub-advised by our Adviser if it also controls the fund), or any combination of the foregoing. We have received comments from the SEC and have filed a second revised and restated exemptive application with the SEC. There are no assurances that the SEC will grant our exemptive request.

DESCRIPTION OF OUR SECURITIES

Our authorized capital stock consists of 50,000,000 shares of capital stock, $0.001 par value per share, all of which is currently designated as common stock 46,000,000 or term preferred stock 4,000,000. Under our articles of incorporation, our Board of Directors is authorized to classify and reclassify any unissued shares of capital stock without requiring stockholder approval. The following summary description of our capital stock is not necessarily complete and is subject to, and qualified in its entirety by, our articles of incorporation. Please review our articles of incorporation for a more detailed description of the provisions summarized below.

Common Stock

As of the date hereof, we have 21,000,160 shares of common stock outstanding. All shares of our common stock have equal rights as to earnings, assets, dividends and voting privileges and, when issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when declared by our Board of Directors out of funds legally available. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws. In the event of our liquidation, dissolution or winding up, each share of our common stock is entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any is outstanding at the time. Each share of our common stock is entitled to one vote and does not have cumulative voting rights, which means that holders of a majority of such shares, if they so choose, could elect all of the directors, and holders of less than a majority of such shares would, in that case, be unable to elect any director. Our common stock is listed on the NASDAQ under the ticker symbol “GLAD.”

Preferred Stock

Our articles of incorporation give the Board of Directors the authority, without further action by stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the common stock. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and could also decrease the market price of our common stock.

You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other Senior Securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of the preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

Term Preferred Stock

Of the 4,000,000 shares of our capital stock designated as term preferred stock, 1,610,000 of such shares are designated as 7.125% Series 2016 Term Preferred Shares, which we refer to as the Series 2016 Term Preferred Stock. As of the date hereof, we have 1,539,882 shares of Series 2016 Term Preferred Stock outstanding. Our Series 2016 Term Preferred Shares are listed on the NASDAQ under the symbol “GLADP.”

The following is a summary of the material terms of the Series 2016 Term Preferred Stock. The following summary is qualified in its entirety by reference to the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, including Appendix A thereto relating to the Series 2016 Term Preferred Stock, which are filed as an exhibit to the registration statement of which this prospectus is a part:

Dividend Rights

The holders of Series 2016 Term Preferred Stock are entitled to monthly dividends in the amount of 7.125% per annum on the stated liquidation preference of Series 2016 Term Preferred Stock, or $0.1484375 per share, and we are prohibited from issuing dividends or making distributions to the holders of our common stock while any shares of Series 2016 Term Preferred Stock are outstanding, unless all accrued and unpaid dividends on the Series 2016 Term Preferred Stock are paid in their entirety. In the event that we fail to pay dividends on the 2016 Series Term Preferred Stock when required, the dividend rate on the 2016 Series Term Preferred Stock will increase to 9.125% per annum until such default is cured.

Voting Rights

The holders of the Series 2016 Term Preferred Stock are entitled to one vote per share and do not have cumulative voting. The holders of the Series 2016 Term Preferred Stock generally vote together with the holders of our common stock, except that the holders of the Series 2016 Term Preferred Stock have the right to elect two of our directors. Furthermore, during any period that we owe accumulated dividends, whether or not earned or declared, on our Series 2016 Term Preferred Shares equal to at least two full years of dividends, the holders of Series 2016 Term Preferred Stock will have the right to elect a majority of our Board of Directors.

Liquidation Rights

The Series 2016 Term Preferred Stock has a liquidation preference over our common stock equal to $25 per share, plus all accrued but unpaid dividends in the event of a dissolution, liquidation or winding up of our affairs.

Redemption

The Series 2016 Term Preferred Stock has a mandatory term redemption date of December 31, 2016, however, if we fail to maintain asset coverage as required by the 1940 Act, of at least 200%, we will be required to redeem a portion of the Series 2016 Term Preferred Stock to enable us to meet the required asset coverage. We also have the option to redeem such shares at any time on or after December 31, 2012, subject to the requirement to pay an optional redemption premium on the amount of shares redeemed if we optionally redeem such shares before December 31, 2014. In the event that we fail to redeem the Series 2016 Term Preferred Stock when due, the dividend rate will increase to 9.125% per annum until such shares are redeemed.

Subscription Rights

General

We may issue subscription rights to our stockholders to purchase common stock or preferred stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters would purchase any offered securities remaining unsubscribed after such subscription rights offering to the extent permissible under applicable law. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the period of time the offering would remain open (which in no event would be less than fifteen business days);

•	the title of such subscription rights;

•	the exercise price for such subscription rights;

•	the ratio of the offering (which in no event would exceed one new share of common stock for each three rights held);

•	the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock, or preferred stock, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock, or preferred stock, purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

Warrants

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock or other equity or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•

the number of shares of common stock purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants (except for warrants expiring not later than 120 days after issuance and issued exclusively and ratably to a class of our security holders) on the condition that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value of the securities underlying the warrants at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants (our stockholders approved such a proposal to issue long-term rights, including warrants, in connection with our 2008 annual meeting of stockholders) and a “required” majority of our Board of Directors approves such issuance on the basis that the issuance is in the best interests of Gladstone Capital and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. A “required” majority of our Board of Directors is a vote of both a majority of our directors who have no financial interest in the transaction and a majority of the directors who are not interested persons of the company. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, options and subscription rights at the time of issuance may not exceed 25% of our outstanding voting securities.

Debt Securities

Any debt securities that we issue may be senior or subordinated in priority of payment. If we offer debt securities under this prospectus, we will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange, the name and address of the trustee and any other specific terms of the debt securities.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR

ARTICLES OF INCORPORATION AND BYLAWS

Our articles of incorporation and bylaws and the Maryland General Corporation Law contain certain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, as amended, which are filed as exhibits to the registration statement of which this prospectus is a part.

Classified Board of Directors

In accordance with our bylaws, our Board of Directors is divided into three classes of directors serving staggered three-year terms. Under the Maryland General Corporation Law, each class must consist as nearly as possible of one-third of the directors then elected to our Board of Directors and our board is currently divided into three classes, all of which have three directors. A classified board may render more difficult a change in control of us or removal of our incumbent management. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure continuity and stability of our management and policies.

Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. Because our directors may only be removed for cause, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Number of Directors; Removal; Vacancies

Our articles of incorporation provide that the number of directors will be determined pursuant to our bylaws and our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. In addition, our bylaws provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least 66 2/3% of the members of our Board of Directors then in office. Our bylaws provide that any vacancies will be filled by the vote of a majority of the remaining directors, even if less than a quorum, and the directors so appointed shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Accordingly, our Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder’s own nominees.

Our bylaws also provide that, except as may be required by law or our articles of incorporation, our directors may only be removed for cause and only by the affirmative vote of 75% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Approval Requirements

Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders, which we refer to as the stockholder notice procedure.

The stockholder notice procedure provides that (1) only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors and (2) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before the meeting. Except for stockholder proposals submitted in accordance with the federal proxy rules as to which the requirements specified therein shall control, notice of stockholder nominations or business to be conducted at an annual meeting must be received by us prior to the first anniversary of the previous year’s annual meeting. If we call a special meeting of stockholders for the purpose of electing directors, stockholder nominations must be received by us not earlier than the 90th day prior to such meeting and not later than the later of the 60th day prior to such meeting or the 10th day following the day on which notice of the date of a special meeting of stockholders was given.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Authority to Issue Preferred Stock without Stockholder Approval

Our articles of incorporation permit our Board of Directors to issue up to 50,000,000 shares of capital stock. In addition, our Board of Directors, without any action by our stockholders, may amend our articles of incorporation from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our Board of Directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock.

Amendment of Articles of Incorporation and Bylaws

Our articles of incorporation may be amended, altered, changed or repealed, subject to the resolutions providing for any class or series of preferred stock, only by the affirmative vote of both a majority of the members of our Board of Directors then in office and a majority of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our articles of incorporation also provide that the bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of our Board of Directors then in office. Any action taken by our stockholders with respect to adopting, amending, altering, changing or repealing our bylaws may be taken only by the affirmative vote of the holders of at least 75% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class.

These provisions are intended to make it more difficult for stockholders to circumvent certain other provisions contained in our articles of incorporation and bylaws, such as those that provide for the classification of our Board of Directors. These provisions, however, also will make it more difficult for stockholders to amend the articles of incorporation or bylaws without the approval of the Board of Directors, even if a majority of the stockholders deems such amendment to be in the best interests of all stockholders.

Limitation on Liability of Directors

We have adopted provisions in our articles of incorporation, which, to the fullest extent permitted by Maryland law and as limited by the 1940 Act, limit the liability of our directors and officers for monetary damages. Under our articles of incorporation we shall indemnify (1) our directors and officers to the fullest extent permitted by the General Laws of the State of Maryland as limited by the 1940 Act or any valid rule, regulation or order of the SEC thereunder, including the advance of expenses under the procedures and to the fullest extent permitted by law and (2) other employees and agents to such extent as shall be authorized by our Board of Directors or our bylaws and be permitted by law. The effect of these provisions is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against one of our directors or officers for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior) except to the extent this limitation is not permitted under applicable law, including the 1940 Act. These provisions do not limit or eliminate our rights or the rights of any of our stockholders to seek non-monetary relief such as an injunction or rescission in the event one of our directors or officers breaches his or her duty of care. These provisions also will not alter the liability of our directors or officers under federal securities laws.

SHARE REPURCHASES

Shares of closed-end investment companies frequently trade at discounts to net asset value. We cannot predict whether our shares will trade above, at or below net asset value. The market price of our common stock is determined by, among other things, the supply and demand for our shares, our investment performance and investor perception of our overall attractiveness as an investment as compared with alternative investments. Our Board of Directors has authorized our officers, in their discretion and subject to compliance with the 1940 Act and other applicable law, to purchase on the open market or in privately negotiated transactions, outstanding shares of our common stock in the event that our shares trade at a discount to net asset value. We cannot assure you that we will ever conduct any open market purchases and if we do conduct open market purchases, we may terminate them at any time.

In addition, if our shares publicly trade for a substantial period of time at a substantial discount to our then current net asset value per share, our Board of Directors will consider authorizing periodic repurchases of our shares or other actions designed to eliminate the discount. Our Board of Directors would consider all relevant factors in determining whether to take any such actions, including the effect of such actions on our status as a RIC under the Code and the availability of cash to finance these repurchases in view of the restrictions on our ability to borrow. We cannot assure you that any share repurchases will be made or that if made, they will reduce or eliminate market discount. Should we make any such repurchases in the future, we expect that we would make them at prices at or below the then current net asset value per share. Any such repurchase would cause our total assets to decrease, which may have the effect of increasing our expense ratio. We may borrow money to finance the repurchase of shares subject to the limitations described in this prospectus. Any interest on such borrowing for this purpose would reduce our net income.

PLAN OF DISTRIBUTION

We may sell the Securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, or through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that in the case of our common stock, the offering price per share less any underwriting commissions or discounts must equal or exceed the net asset value per share of our common stock except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit.

In connection with the sale of the Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum commission or discount to be received by any Financial Industry Regulatory Authority, or FINRA, member or independent broker-dealer will not exceed 10%.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any of our common stock sold pursuant to a prospectus supplement will be listed on the NASDAQ, or another exchange on which our common stock is traded.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under a custodian agreement with The Bank of New York Mellon Corp. The address of the custodian is: 500 Ross Street, Suite 935, Pittsburgh, PA 15262. Our assets are held under bank custodianship in compliance with the 1940 Act. Securities held through our wholly-owned subsidiary, Business Loan, are held under a custodian agreement with The Bank of New York Mellon Corp., which acts as collateral custodian pursuant to Business Loan’s credit facility with Key Equipment Finance Inc. and certain other parties. The address of the collateral custodian is 500 Ross Street, Suite 935, Pittsburgh, PA 15262. Computershare Shareholder Services LLC acts as our transfer and dividend paying agent and registrar. The principal business address of Computershare Shareholder Services LLC is 480 Washington Boulevard, Jersey City, New Jersey 07310, telephone number 866-214-7543. Computershare Shareholder Services LLC also maintains an internet website at http://www.bnymellon.com/shareowner/equityaccess.com.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use securities brokers or dealers in the normal course of our business. Subject to policies established by our Board of Directors, our Adviser will be primarily responsible for the execution of transactions involving publicly traded securities and the allocation of brokerage commissions in respect thereof, if any. In the event that our Adviser executes such transactions, we do not expect our Adviser to execute transactions through any particular broker or dealer, but we would expect our Adviser to seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we expect that our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to us, our Adviser and any of its other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer viewed in terms either of the particular transaction or our Adviser’s overall responsibilities with respect to all of our Adviser’s clients.

PROXY VOTING POLICIES AND PROCEDURES

We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures of our Adviser are set out below. The guidelines are reviewed periodically by our Adviser and our directors who are not “interested persons,” and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in our best interests. As part of this duty, our Adviser recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.

Our Adviser’s policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser votes proxies relating to our portfolio securities in what it perceives to be the best interest of our stockholders. Our Adviser reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities we hold. In most cases our Adviser will vote in favor of proposals that our Adviser believes are likely to increase the value of the portfolio securities we hold. Although our Adviser will generally vote against proposals that may have a negative effect on our portfolio securities, our Adviser may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by our Adviser’s portfolio managers. To ensure that our Adviser’s vote is not the product of a conflict of interest, our Adviser requires that (1) anyone involved in the decision-making process disclose to our Adviser’s investment committee any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, our Adviser will disclose such conflicts to us, including our independent directors and may request guidance from us on how to vote such proxies.

Proxy Voting Records

You may obtain information without charge about how the Adviser voted proxies by making a written request for proxy voting information to:

Michael LiCalsi, Internal Counsel

c/o Gladstone Capital Corporation

1521 Westbranch Dr.

McLean, VA 22102

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the accompanying prospectus supplement.

EXPERTS

The financial statements as of September 30, 2011 and September 30, 2010 and for each of the three years in the period ended September 30, 2011 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of September 30, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

GLADSTONE CAPITAL CORPORATION

Report of Management on Internal Controls

To the Stockholders and Board of Directors of Gladstone Capital Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and include those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of September 30, 2011, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2011.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

November 14, 2011

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Gladstone Capital Corporation:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, and the related consolidated statements of operations, changes in net assets and cash flows present fairly, in all material respects, the financial position of Gladstone Capital Corporation and its subsidiaries (the “Company”) at September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. Our procedures included confirmation of securities at September 30, 2011, by correspondence with the custodian, and where replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

November 14, 2011

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30,
	2011	2010
ASSETS
Investments at fair value:
Non-Control/Non-Affiliate investments (Cost of $288,266 and $244,140, respectively)	$257,302	$223,737
Control investments (Cost of $94,549 and $54,076, respectively)	45,645	33,372

Total investments (Cost of $382,815 and $298,216, respectively)	302,947	257,109
Cash	6,732	7,734
Interest receivable – investments in debt securities	3,066	2,648
Interest receivable – employees (A)	—	104
Due from custodian	2,547	255
Deferred financing fees	650	1,266
Prepaid assets	996	799
Other assets	686	603

TOTAL ASSETS	$317,624	$270,518

LIABILITIES
Borrowings at fair value (Cost of $99,400 and $16,800, respectively)	$100,012	$17,940
Accounts payable and accrued expenses	513	752
Interest payable	289	693
Fee due to Administrator (A)	194	267
Fees due to Adviser (A)	1,760	673
Other liabilities	1,135	947

TOTAL LIABILITIES	103,903	21,272

NET ASSETS	$213,721	$249,246

ANALYSIS OF NET ASSETS
Common stock, $0.001 par value, 50,000,000 shares authorized and 21,039,242 shares issued and outstanding at September 30, 2011 and 2010	$21	$21
Capital in excess of par value	326,913	326,935
Notes receivable – employees (A)	(3,858)	(7,103)
Cumulative net unrealized depreciation on investments	(79,867)	(41,108)
Cumulative net unrealized appreciation on borrowings	(612)	(1,140)
Underdistributed (overdistributed) net investment income	108	(1,103)
Accumulated net realized losses	(28,984)	(27,256)

TOTAL NET ASSETS	$213,721	$249,246

NET ASSETS PER COMMON SHARE	$10.16	$11.85

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year ended September 30,
	2011	2010	2009
INVESTMENT INCOME
Interest income
Non-Control/Non-Affiliate investments	$27,497	$29,938	$40,747
Control investments	5,139	2,645	933
Cash	1	1	11
Notes receivable from employees (A)	431	437	468

Total interest income	33,068	33,021	42,159

Other income
Non-Control/Non-Affiliate investments	1,518	2,518	459
Control investments	625	—	—

Total investment income	35,211	35,539	42,618

EXPENSES
Loan servicing fee (A)	3,355	3,412	5,620
Base management fee (A)	2,376	2,673	2,005
Incentive fee (A)	4,598	1,823	3,326
Administration fee (A)	729	807	872
Interest expense	2,676	4,390	7,949
Amortization of deferred financing fees	1,420	1,490	2,778
Professional fees	1,118	2,101	1,586
Compensation expense (A)	—	245	—
Other expenses	1,170	1,259	1,131

Expenses before credits from Adviser	17,442	18,200	25,267
Credit to fees from Adviser (A)	(643)	(420)	(3,680)

Total expenses net of credits to fees	16,799	17,780	21,587

NET INVESTMENT INCOME	18,412	17,759	21,031

REALIZED AND UNREALIZED (LOSS) GAIN
Net realized loss on investments	(1,280)	(2,893)	(26,411)
Net unrealized (depreciation) appreciation on investments	(38,759)	2,317	9,513
Realized loss on settlement of derivative	—	—	(304)
Net unrealized appreciation on derivative	—	—	304
Net unrealized depreciation (appreciation) on borrowings	528	(789)	(350)

Net loss on investments, derivative and borrowings	(39,511)	(1,365)	(17,248)

NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(21,099)	$16,394	$3,783

NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS PER COMMON SHARE
Basic and Diluted	$(1.00)	$0.78	$0.18

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING
Basic and Diluted	21,039,242	21,060,351	21,087,574

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(DOLLAR AMOUNTS IN THOUSANDS)

	Year ended September 30,
	2011	2010	2009
Operations:
Net investment income	$18,412	$17,759	$21,031
Net loss on sale of investments	(1,280)	(2,893)	(26,411)
Net unrealized (depreciation) appreciation on investments	(38,759)	2,317	9,513
Realized loss on settlement of derivative	—	—	(304)
Net unrealized appreciation on derivative	—	—	304
Net unrealized depreciation (appreciation) on borrowings	528	(789)	(350)

Net (decrease) increase in net assets from operations	(21,099)	16,394	3,783

Distributions to stockholders from:
Net investment income	(17,672)	(16,907)	(20,795)
Long term capital gains	—	—	(27)
Return of capital	—	(783)	(5,748)

Net decrease in net assets from distributions to stockholders	(17,672)	(17,690)	(26,570)

Capital share transactions:
Shelf offering costs	—	(28)	(41)
Repayment of principal on employee notes	3,246	1,400	6
Conversion of former employee stock option loans from recourse to non-recourse	—	(420)	—
Reclassification of principal on employee note	—	514	150

Net increase in net assets from capital share transactions	3,246	1,466	115

Total (decrease) increase in net assets	(35,525)	170	(22,672)
Net assets at beginning of year	249,246	249,076	271,748

Net assets at end of year	$213,721	$249,246	$249,076

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLAR AMOUNTS IN THOUSANDS)

	Year ended September 30,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net (decrease) increase in net assets resulting from operations	$(21,099)	$16,394	$3,783
Adjustments to reconcile net (decrease) increase in net assets resulting from operations to net cash (used in) provided by operating activities:
Purchase of investments	(136,254)	(22,530)	(24,911)
Principal repayments on investments	45,835	82,515	47,490
Proceeds from sale of investments	4,167	3,119	49,203
Repayment of paid in kind interest	—	51	—
Increase in investment balance due to paid in kind interest	(12)	(67)	(166)
Increase in investment balance due to transferred interest	(204)	(1,230)	(1,455)
Net change in premiums, discounts and amortization	1,467	711	(95)
(Decrease) increase in loan impairment treated as contra-investment	(715)	715	—
Net realized loss on investments	1,119	2,893	26,411
Net unrealized depreciation (appreciation) on investments	38,759	(2,317)	(9,513)
Realized loss on settlement of derivative	—	—	304
Net unrealized appreciation on derivative	—	—	(304)
Net unrealized (depreciation) appreciation on borrowings	(528)	789	350
Amortization of deferred financing fees	1,420	1,490	2,778
Change in compensation expense from non-recourse notes	—	245	—
(Increase) decrease in interest receivable	(314)	382	546
(Increase) decrease in funds due from custodian	(2,292)	2,804	1,485
Increase in prepaid assets	(196)	(459)	(35)
(Increase) decrease in other assets	(83)	1,304	(914)
(Decrease) increase in accounts payable and accrued expenses	(239)	(375)	539
(Decrease) increase in interest payable	(404)	315	(268)
Increase (decrease) in fees due to Adviser (A)	1,087	(161)	377
(Decrease) increase in fee due to Administrator (A)	(73)	51	(31)
Increase (decrease) in other liabilities	187	(138)	(53)

Net cash (used in) provided by operating activities	(68,372)	86,501	95,521

CASH FLOWS FROM FINANCING ACTIVITIES
Shelf offering costs	—	(28)	(41)
Borrowings	120,100	24,900	48,800
Repayments	(37,500)	(91,100)	(116,830)
Distributions paid	(17,672)	(17,690)	(26,570)
Receipt of principal on notes receivable – employees (A)	3,246	1,400	6
Deferred financing fees	(804)	(1,525)	(2,103)

Net cash provided by (used in) financing activities	67,370	(84,043)	(96,738)

NET (DECREASE) INCREASE IN CASH	(1,002)	2,458	(1,217)
CASH, BEGINNING OF YEAR	7,734	5,276	6,493

CASH, END OF YEAR	$6,732	$7,734	$5,276

CASH PAID DURING PERIOD FOR INTEREST	$3,080	$4,075	$8,278
NON-CASH FINANCING ACTIVITIES
Reclassification of principal on employee note (A)	$—	$515	$150
Cancellation of employee note receivable (A)	—	420	—

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS

Non-syndicated Loans:

Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.0%, Due 2/2011) (D) (H)	$903	$903	$45

Allison Publications, LLC	Service-publisher of consumer oriented magazines	Senior Term Debt (10.5%, Due 9/2012) (D)	8,463	8,478	7,861

BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013) (D)	7,465	7,465	6,233

Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $250 available (7.3%, Due 11/2011) (D)	450	450	338
		Senior Term Debt (7.3%, Due 11/2011) (D)	168	168	126

CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (13.0%, Due 12/2016) (D)	14,265	14,265	14,336

FedCap Partners, LLC	Private equity fund	Class A Membership Units (80 units) (G)		1,200	1,153
		Uncalled Capital Commitment ($800)

GFRC Holdings, LLC	Manufacturing-glass-fiber reinforced directories	Senior Term Debt (11.5%, Due 12/2012) (D)	5,617	5,617	4,719
		Senior Subordinated Term Debt (14.0%, Due 12/2012) (C) (D)	6,615	6,615	5,557

Global Materials Technologies, Inc.	Manufacturing-steel wool products and metal fibers	Senior Term Debt (13.0%, Due 6/2012) (C) (D)	2,635	2,635	2,212

Heartland Communications Group	Service-radio station operator	Line of Credit, $0 available (5.0%, Due 3/2013) (D)	100	100	41
		Line of Credit, $0 available (10.0%, Due 3/2013) (D)	100	100	41
		Senior Term Debt (5.0%, Due 3/2013) (D)	4,342	4,316	1,780
		Common Stock Warrants (8.8% ownership) (F) (G)		66	—

International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $0 available (11.0%, Due 5/2012) (D)	1,500	1,500	1,275
		Senior Term Debt (10.5%, Due 5/2012) (D)	861	861	732
		Senior Term Debt (12.5%, Due 5/2012) (C)(D)	2,500	2,500	2,125

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
KMBQ Corporation (I)	Service-AM/FM radio broadcaster	Line of Credit, $42 available (12.3%, Due 7/2010) (D) (H)	$162	$158	$76
		Senior Term Debt (12.3%, Due 7/2010) (D) (H)	2,081	2,038	984

Legend Communications of Wyoming, LLC	Service-operator of radio stations	Senior Term Debt (12.0%, Due 6/2013) (D)	9,745	9,745	5,408
		Senior Term Debt (16.0%, Due 7/2011) (D)	220	220	123

Newhall Holdings, Inc.	Service-distributor of personal care products and supplements	Line of Credit, $0 available (8.0%, Due 12/2012) (D) (H)	1,985	1,985	98
		Senior Term Debt (8.5%, Due 12/2012) (D) (H)	1,870	1,870	94
		Senior Term Debt (3.5%, Due 12/2012) (C) (D) (H)	2,000	2,000	100
		Senior Term Debt (3.5%, Due 12/2012) (C) (D) (H)	4,648	4,648	232
		Preferred Equity (1,000,000 shares) (F) (G) (H)		—	—
		Common Stock (688,500 shares) (F) (G)		—	—

North American Aircraft Services LLC	Service - repairs and maintains aircraft fuel tanks and fuel systems	Line of Credit, $1,500 available (6.5%, Due 8/2012) (D)	500	500	500
		Senior Term Debt (7.5%, Due 8/2016) (D)	3,250	3,250	3,250
		Senior Subordinated Term Debt (11.8%, Due 8/2016) (D)	4,750	4,750	4,750
		Common Stock Warrants (4.8% ownership) (F) (G)		350	350

Northern Contours, Inc.	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt (13.0%, Due 9/2012) (D)	6,128	6,128	5,684

Northstar Broadband, LLC	Service-cable TV franchise owner	Senior Term Debt (0.7%, Due 12/2012) (D)	80	70	64

Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the Aluminum industry	Equipment Note (13.0%, Due 11/2011) (D)	1,000	1,000	948
		Senior Term Debt (13.0%, Due 11/2011) (D)	4,125	4,125	3,908
		Senior Term Debt (13.0%, Due 11/2011) (C) (D)	4,053	4,053	3,840

PROFIT Systems Acquisition Co.	Service-design and develop ERP software	Line of Credit, $350 available (11.3%, Due 7/2012) (D)	—	—	—
		Senior Term Debt (10.5%, Due 7/2014) (C) (D)	3,150	3,150	3,024

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
RCS Management Holding Co.	Service-healthcare supplies	Senior Term Debt (9.5%, Due 1/2013) (D)	$1,438	$1,438	$1,367
		Senior Term Debt (11.5%, Due 1/2013) (C) (D)	3,060	3,060	2,907

Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $2,800 available (9.0%, Due 1/2013) (D)	1,200	1,200	1,176
		Mortgage Note (9.5%, Due 12/2014) (D)	7,168	7,168	7,025
		Senior Term Debt (12.0%, Due 12/2014) (C)(D)	11,573	11,573	10,906
		Senior Subordinated Term Debt (12.5%, Due 12/2014) (D)	6,000	6,000	5,655
		Common Stock Warrants (764 shares) (F) (G)		209	534

Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Line of Credit, $2,500 available (11.3%, Due 5/2013) (D)	—	—	—
		Senior Term Debt (11.3%, Due 5/2013) (D)	8,947	8,947	8,913

Sunburst Media - Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 12/2011) (D)	6,100	6,103	3,964

Thibaut Acquisition Co.	Service-design and distribute wall covering	Line of Credit, $400 available (9.0%, Due 1/2014) (D)	600	600	585
		Senior Term Debt (8.5%, Due 1/2014) (D)	550	550	536
		Senior Term Debt (12.0%, Due 1/2014) (C) (D)	3,000	3,000	2,910

Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (12.3%, Due 1/2014) (D)	12,000	12,000	11,640
		Senior Subordinated Term Debt (13.5%, Due 1/2014) (D)	8,000	8,000	7,700

Westland Technologies, Inc.	Service-diversified conglomerate	Line of Credit, $1,000 available (6.5%, Due 4/2012) (D)	—	—	—
		Senior Term Debt (7.5%, Due 4/2016) (D)	2,000	2,000	1,995
		Senior Term Debt (12.5%, Due 4/2016) (D)	4,000	4,000	3,990
		Common Stock Warrants (77,287 shares) (F) (G)		350	307

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (5.2%, Due 5/2012) (D)	$1,250	$1,250	$1,238
		Senior Term Debt (5.7%, Due 5/2013) (D)	1,677	1,677	1,656
		Senior Subordinated Term Debt (14.0%, Due 6/2013) (D)	9,800	9,800	9,628

Subtotal – Non-syndicated loans				$196,204	$166,639

Syndicated Loans:

Airvana Network Solutions, Inc.	Service-telecommunications	Senior Term Debt (10.0%, Due 3/2015) (E)	$6,048	$5,912	$6,048

Allied Security Holdings, LLC	Service-contract security officer providers	Senior Subordinated Term Debt (8.5%, Due 2/2018) (E)	1,000	991	965

Allied Specialty Vehicles, Inc.	Manufacturing-specialty vehicles	Senior Term Debt (9.5%, Due 2/2016) (E)	9,950	9,767	9,751

Ameriqual Group, LLC	Manufacturing-production and distribution of food products	Senior Term Debt (9.0%, Due 3/2016) (E)	7,481	7,344	7,332

Applied Systems, Inc.	Software for property & casualty insurance industry	Senior Subordinated Term Debt (9.3%, Due 6/2017) (E)	1,000	991	990
Ascend Learning, LLC	Service-technology-based learning solutions	Senior Subordinated Term Debt (11.5%, Due 12/2017) (E)	1,000	972	980
Attachmate Corporate	Service-develops, implements and supports software	Senior Subordinated Term Debt (9.5%, Due 2/2017) (E)	4,000	3,962	3,810

Autoparts Holdings Limited	Supplier to the light and heavy-duty vehicle after market for replacement parts	Senior Term Debt (10.5%, Due 1/2018) (E)	1,000	995	978

Covad Communications Group, Inc.	Service-telecommunications	Senior Term Debt (12.0%, Due 11/2015) (E)	1,850	1,818	1,795

Ernest Health, Inc.	Service-post-acute care services	Senior Term Debt (10.3%, Due 5/2017) (E)	2,000	1,971	1,930

Global Brass and Copper, Inc.	Manufacturing - steel wool products and metal fibers	Senior Term Debt (10.3%, Due 8/2015) (E)	2,969	2,893	3,054

HGI Holding, Inc	Service - distributor of disposable medical products	Senior Term Debt (6.8%, Due 10/2016) (E)	1,757	1,723	1,687

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
Hubbard Radio, LLC	Service-radio station operator	Senior Subordinated Term Debt (8.8%, Due 4/2018) (E)	$500	$495	$488

Keypoint Government Solutions, Inc.	Service-security consulting services	Senior Term Debt (10.0%, Due 12/2015) (E)	6,948	6,916	6,670

Mood Media Corporation	Service-media and marketing solutions	Senior Term Debt (10.3%, Due 11/2018) (E)	8,000	7,923	7,370

National Surgical Hospitals, Inc.	Service-physician-partnered surgical facilities	Senior Term Debt (8.3%, Due 2/2017) (E)	1,694	1,658	1,627
Sensus USA, Inc.	Service-provider of utility communication services	Senior Term Debt (8.5%, Due 5/2018) (E)	500	495	483

Springs Window Fashions, LLC	Manufacturing-window coverings	Senior Term Debt (11.3%, Due 11/2017) (E)	5,000	4,855	4,750

SRAM, LLC	Manufacturing-premium bicycle components	Senior Term Debt (8.5%, Due 12/2018) (E)	2,500	2,476	2,475

Targus Group International, Inc.	Manufacturing-carrying cases and accessories for notebook computers	Senior Term Debt (11.0%, Due 5/2016) (E)	9,975	9,785	9,626

Ulterra Drilling Technologies, LP	Manufacturing-oil field drill bits and slick-slip reduction tools	Senior Term Debt (9.5%, Due 6/2016) (E)	1,975	1,937	1,916

Vision Solutions, Inc.	Service-provider of information availability software	Senior Term Debt (9.5%, Due 7/2017) (E)	11,000	10,915	10,560

Wall Street Systems Holdings, Inc.	Service-software provider	Senior Term Debt (9.0%, Due 6/2018) (E)	3,000	2,971	2,880

WP Evenflo Group Holdings Inc.	Manufacturing-infant and juvenile products	Senior Term Debt (8.0%, Due 2/2013) (E)	1,853	1,853	1,723
		Senior Preferred Equity (333.3 shares) (F) (G)		333	419
		Junior Preferred Equity (111.1 shares) (F) (G)		111	146
		Common Stock (1,874 shares) (F) (G)		—	210

Subtotal - Syndicated loans				$92,062	$90,663

Total Non-Control/Non-Affiliate Investments (represented 84.9% of total investments at fair value)				$288,266	$257,302

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS

BERTL, Inc.	Service-web-based evaluator of imaging products	Line of Credit, $6 available (6.4%, Due 10/2011)(F) (H)	$1,427	$1,355	$—
		Common Stock (100 shares) (F) (G)		424	—

Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2013) (C) (F)	7,505	7,505	7,505
		Common Stock (15,500 shares) (F) (G)		1	7,534

Kansas Cable Holdings, Inc. (J)	Service - cable, internet, voice provider	Line of Credit, $179 available (10.0%, Due 10/2012) (H)	346	337	14
		Senior Term Debt (10.0%, Due 10/2012) (F) (H)	1,500	1,444	60
		Senior Term Debt (10.0%, Due 10/2012) (F) (H)	1,039	1,000	42
		Common Stock (100 shares) (F) (G)		—	—

Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (11.0%, Due 10/2012) (D) (H)	10,000	10,000	2,000
		Senior Subordinated Term Debt (13.0%, Due 10/2012) (D) (H)	2,000	2,000	400
		Senior Subordinated Term Debt (13.0%, Due Upon Demand) (D) (H)	1,908	1,908	383
		Common Stock (100 shares) (F) (G)		317	—

LocalTel, LLC (K)	Service-yellow pages publishing	Line of credit, $2 available (10.0%, Due 12/2011) (F) (H)	1,848	1,848	734
		Line of Credit, $1,830 available (4.7%, Due 6/2012) (F) (H)	1,170	1,170	—
		Senior Term Debt (12.5%, Due 2/2012) (F) (H)	325	325	—
		Senior Term Debt (8.5%, Due 6/2012) (F) (H)	2,688	2,688	—
		Senior Term Debt (10.5%, Due 6/2012) (C) (F) (H)	2,750	2,750	—
		Common Stock Warrants (4,000 shares) (F) (G)		—	—

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
Midwest Metal Distribution, Inc.	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 7/2013) (D)	$18,281	$18,262	$17,184
		Common Stock (501 shares) (F) (G)		138	—

Sunshine Media Holdings(L)	Service-publisher regional B2B trade magazines	Line of credit, $1,100 available (10.5%, Due 8/2014) (D)	900	900	270

		Senior Term Debt (10.5%, Due 5/2016) (D)	16,948	16,948	5,084
		Senior Term Debt (5.0%, Due 5/2016) (C) (D)	10,700	10,700	3,210
		Junior Preferred Equity (6,689 shares) (F) (G)		2,475	—
		Common Stock (934 shares) (F) (G)		740	—

U.S. Healthcare Communications, Inc.	Service-magazine publisher/operator	Line of credit, $131 available (6.0%, Due 12/2010) (F) (H)	269	269	—
		Line of credit, $0 available (6.0%, Due 12/2010) (F) (H)	450	450	—
		Common Stock (100 shares) (F) (G)		2,470	—

Viapack, Inc. (M)	Manufacturing-polyethylene film	Line of Credit, $900 available (10.0%, Due 3/2013) (D)	1,600	1,600	320
		Senior Real Estate Term Debt (10.0%, Due 3/2014) (D)	600	600	120
		Senior Term Debt (13.0%, Due 3/2014) (C) (D)	3,925	3,925	785
		Preferred Equity (100 shares) (F) (G)		—	—
Total Control Investments (represented 15.1% of total investments at fair value)				$94,549	$45,645

Total Investments (N)				$382,815	$302,947

(A)	Certain of the securities listed in the above chart are issued by affiliate(s) of the indicated portfolio company.
(B)	Percentage represents interest rates in effect at September 30, 2011, and due date represents the contractual maturity date.
(C)	Last Out Tranche (“LOT”) of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.
(D)	Fair value was primarily based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.
(E)	Security valued based on the indicative bid price on or near September 30, 2011, offered by the respective syndication agent’s trading desk or secondary desk.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

(F)	Fair value was primarily based on the total enterprise value of the portfolio company using a liquidity waterfall approach. The Company also considered discounted cash flow methodologies.
(G)	Security is non-income producing.
(H)	Debt security is on non-accrual status.
(I)

In November 2011, the Company invested $1.6 million in Ohana Media Group (“Ohana”) in order for it to purchase certain of KMBQ Corporation’s (“KMBQ”) assets out of receivership. In connection with this transaction, the Company recorded a partial realized loss in the quarter ending December 31, 2011. Ohana replaces KMBQ on the Company’s Schedule of Investments as a Non-Control/Non-Affiliate portfolio Company in the quarter ending December 31, 2011.

(J)

In August 2011, the Company restructured its loan to SCI Cable, Inc. (“SCI”) through a UCC Article 9 sale, resulting in a new control entity, Kansas Cable Holdings, Inc., obtaining certain of the assets of SCI. This resulted in a realized loss of $1.3 million. Kansas Cable Holdings, Inc. replaces SCI on the accompanying Schedule of Investments and remains on non-accrual status as of the date of this filing.

(K)

Subsequent to September 30, 2011, the Company entered into an allonge to its revolving promissory note with LocalTel, LLC whereby the maximum principal amount was increased by $0.5 million and the maturity date was changed from December 31, 2011 to June 15, 2012.

(L)

In January 2011, the Company purchased common stock for $1.5 million from existing shareholders of Sunshine Media Holdings, which resulted in the Company attaining a controlling interest. This purchase resulted in reclassifying the investment from Non-Control/Non-Affiliate to Control during the quarter ended March 31, 2011. Additionally, the Company has extended $1.3 million through revolver draws since January 2011 to Sunshine Media Holdings through September 30, 2011.

(M)

In July 2011, the Company increased its investment in Viapack, Inc., by adding a line of credit facility and also purchasing preferred equity in Viapack, Inc.; thereby giving the Company a controlling interest. This purchase resulted in reclassifying the investment from Non-Control/Non-Affiliate to Control during the quarter ended September 30, 2011.

(N)

Cumulative gross unrealized depreciation for federal income tax purposes is $88,670; cumulative gross unrealized appreciation for federal income tax purposes is $8,566. Cumulative net unrealized depreciation is $80,104 based on a tax cost of $383,052.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2010

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS

Non-syndicated Loans:

Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.0%, Due 12/2011) (E)	$963	$963	$809

Allison Publications, LLC	Service-publisher of consumer oriented magazines	Senior Term Debt (10.5%, Due 9/2012) (E)	9,064	9,094	8,543
		Senior Term Debt (13.0%, Due 12/2010) (E)	65	65	64

BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013) (E)	7,465	7,465	6,644

Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $250 available (7.3%, Due 11/2010) (E)	450	450	428
		Senior Term Debt (7.3%, Due 11/2010) (E)	333	333	317

CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (10.3%, Due 11/2012) (E)	5,972	5,972	5,868

FedCap Partners, LLC	Private equity fund	Class A Membership Units (H) (80 units)	—	400	400
		Uncalled Capital Commitment ($1,600)

Finn Corporation	Manufacturing-landscape equipment	Common Stock Warrants (33,000 shares) (G)(H)		37	284

GFRC Holdings LLC	Manufacturing-glass-fiber reinforced concrete	Senior Term Debt (11.5%, Due 12/2012) (E)	6,111	6,111	6,004
		Senior Subordinated Term Debt (14.0%, Due 12/2012) (C) (E)	6,632	6,632	6,450

Global Materials Technologies, Inc.	Manufacturing-steel wool products and metal fibers	Senior Term Debt (13.0%, Due 6/2012) (C) (E)	3,560	3,560	2,937

Heartland Communications Group	Service-radio station operator	Line of Credit, $100 available (8.5%, Due 3/2013)	—	—	—
		Line of Credit, $100 available (8.5%, Due 3/2013)	—	—	—
		Senior Term Debt (8.5%, Due 3/2013) (E)	4,342	4,301	2,519
		Common Stock Warrants (8.75%) (G) (H)		66	—

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2010

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
Interfilm Holdings, Inc.	Service-slitter and distributor of plastic films	Senior Term Debt (12.3%, Due 10/2012) (E)	$2,400	$2,400	$2,382

International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $1,500 available (9.0%, Due 5/2011) (E)	—	—	—
		Senior Term Debt (8.5%, Due 5/2012) (E)	1,557	1,557	1,537
		Senior Term Debt (10.5%, Due 5/2012) (C) (E)	2,500	2,500	2,456

KMBQ Corporation	Service-AM/FM radio broadcaster	Line of Credit, $39 available (12.3%, Due 7/2010) (E) (I)	161	161	16
		Senior Term Debt (12.3%, Due 7/2010) (E) (I)	1,921	1,921	192

Legend Communications of Wyoming LLC	Service-operator of radio stations	Senior Term Debt (12.0%, Due 6/2013) (E)	9,880	9,880	6,422

Newhall Holdings, Inc.	Service-distributor of personal care products and supplements	Line of Credit, $0 available (5.0%, Due 12/2012) (E)	1,350	1,350	1,269
		Senior Term Debt (5.0%, Due 12/2012) (E)	3,870	3,870	3,638
		Senior Term Debt (5.0%, Due 12/2012) (C) (E)	4,648	4,648	4,323
		Preferred Equity (1,000,000 shares) (G) (H)		—	—
		Common Stock (688,500 shares) (G) (H)		—	—

Northern Contours, Inc.	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt (13.0%, Due 9/2012) (E)	6,301	6,301	5,765

Northstar Broadband, LLC	Service-cable TV franchise owner	Senior Term Debt (0.7%, Due 12/2012) (E)	135	117	102

Pinnacle Treatment Centers, Inc.	Service-Addiction treatment centers	Line of Credit, $350 available (12.0%, Due 10/2010) (E)	150	150	150
		Senior Term Debt (10.5%, Due 12/2011) (E)	1,950	1,950	1,945
		Senior Term Debt (10.5%, Due 12/2011) (C) (E)	7,500	7,500	7,481

Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the Aluminum industry	Equipment Note (13.0%, Due 10/2010) (E)	1,000	1,000	950
		Senior Term Debt (13.0%, Due 10/2010) (E)	4,125	4,125	3,919
		Senior Term Debt (13.0%, Due 10/2010) (C) (E)	4,053	4,053	3,850

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2010

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
PROFITSystems Acquisition Co.	Service-design and develop ERP software	Line of Credit, $350 available (4.5%, Due 7/2011)	$—	$—	$—
		Senior Term Debt (8.5%, Due 7/2011) (E)	1,000	1,000	940
		Senior Term Debt (10.5%, Due 7/2011) (C) (E)	2,900	2,900	2,697

RCS Management Holding Co.	Service-healthcare supplies	Senior Term Debt (9.5%, Due 1/2011) (C) (E)	1,937	1,937	1,918
		Senior Term Debt (11.5%, Due 1/2011) (D) (E)	3,060	3,060	3,029

Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $3,800 available (9.0%, Due 10/2010) (E)	1,200	1,200	1,188
		Mortgage Note (9.5%, Due 10/2014) (E)	7,256	7,255	7,201
		Senior Term Debt (9.0%, Due 10/2012) (E)	1,080	1,080	1,069
		Senior Term Debt (11.0%, Due 10/2012) (C) (E)	11,693	11,693	11,386
		Senior Subordinated Term Debt (12.0%, Due 10/2013) (E)	6,000	6,000	5,730
		Common Stock Warrants (764 shares) (G) (H)		209	—

Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Senior Term Debt (9.8%, Due 5/2013) (E)	8,947	8,947	8,935

SCI Cable, Inc.	Service-cable, internet, voice provider	Senior Term Debt (10.0%, Due 10/2012) (E) (I)	1,165	450	140
		Senior Term Debt (10.0%, Due 10/2012) (E) (I)	2,931	2,931	352

Sunburst Media - Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 6/2011) (E)	6,375	6,391	5,100

Sunshine Media Holdings	Service-publisher regional B2B trade magazines	Line of credit, $401 available (10.5%, Due 2/2011) (E)	1,599	1,599	1,499
		Senior Term Debt (10.5%, Due 5/2012) (E)	16,948	16,948	15,889
		Senior Term Debt (13.3%, Due 5/2012) (C) (E)	10,700	10,700	9,898

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2010

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
Thibaut Acquisition Co.	Service-design and distribute wall covering	Line of Credit, $0 available (9.0%, Due 1/2011) (E)	$1,000	$1,000	$970
		Senior Term Debt (8.5%, Due 1/2011) (E)	1,075	1,075	1,043
		Senior Term Debt (12.0%, Due 1/2011) (C) (E)	3,000	3,000	2,888

Viapack, Inc.	Manufacturing-polyethylene film	Senior Real Estate Term Debt (10.0%, Due 3/2011) (E)	675	675	672
		Senior Term Debt (13.0%, Due 3/2011) (C) (E)	4,005	4,005	3,990

Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (12.3%, Due 1/2014) (E)	12,000	12,000	11,820
		Senior Subordinated Term Debt (13.5%, Due 1/2014) (E)	8,000	8,000	7,800

Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (5.3%, Due 5/2012) (E)	1,250	1,250	1,244
		Senior Term Debt (6.0%, Due 5/2013) (E)	1,686	1,686	1,661
		Senior Subordinated Term Debt (14.0%, Due 6/2013) (E)	9,875	9,875	9,603

Subtotal - Non-syndicated loans				$225,798	$206,326

Syndicated Loans:

Airvana Network Solutions, Inc	Service-telecommunications	Senior Term Debt (11.0%, Due 8/2014) (F)	9,056	8,858	8,942

Puerto Rico Cable Acquisition Company, Inc.	Service-telecommunications	Senior Subordinated Term Debt (7.9%, Due 1/2012) (F)	7,141	7,159	6,427

WP Evenflo Group Holdings Inc.	Manufacturing-infant and juvenile products	Senior Term Debt (8.0%, Due 2/2013) (F)	1,881	1,881	1,655
		Senior Preferred Equity (333.3 shares) (G) (H)		333	379
		Junior Preferred Equity (111.1 shares) (G) (H)		111	8
		Common Stock (1,873.95 shares) (G) (H)		—	—

Subtotal - Syndicated loans				$18,342	$17,411

Total Non-Control/Non-Affiliate Investments (represented 87% of total investments at fair value)				$244,140	$223,737

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2010

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS

BERTL, Inc.	Service-web-based evaluator of imaging products	Line of Credit, $345 available (6.5%, Due 10/2010) (G) (I)	$1,276	$1,319	$—
		Common Stock (100 shares) (G) (H)		424	—

Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2013) (C) (E)	8,325	8,325	8,325
		Common Stock (15,500 shares) (G) (H)		1	1,543
		Guaranty ($250)

Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (11.0%, Due 10/2012) (E) (I)	10,000	10,000	5,000
		Senior Subordinated Term Debt (13.0%, Due 12/2010) (E) ((I)	2,000	2,000	1,000
		Senior Subordinated Term Debt (13.0%, Due Upon Demand) (E) (I)	1,794	1,794	897
		Common Stock (100 shares) (G) (H)		1	—

LocalTel, LLC	Service-yellow pages publishing	Line of credit, $152 available (10.0%, Due 12/2010) (G) (I)	1,698	1,698	1,063
		Line of Credit, $1,830 available (4.8%, Due 6/2011) (G) (I)	1,170	1,170	—
		Senior Term Debt (12.5%, Due 2/2012) (G) (I)	325	325	—
		Senior Term Debt (8.5%, Due 6/2011) (G) (I)	2,688	2,688	—
		Senior Term Debt (10.5%, Due 6/2011) (C) (G) (I)	2,750	2,750	—
		Common Stock Warrants (4,000 shares) (G) (H)		—	—

Midwest Metal Distribution, Inc.	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 7/2013) (E)	18,281	18,254	15,539
		Common Stock (501 shares) (G) (H)		138	—

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2010

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
U.S. Healthcare Communications, Inc.	Service-magazine publisher/operator	Line of credit, $131 available (6.0%, Due 12/2010) (G) (I)	$269	$269	$5
		Line of credit, $0 available (6.0%, Due 12/2010) (G) (I)	450	450	—
		Common Stock (100 shares) (G) (H)		2,470	—

Total Control Investments (represented 13% of total investments at fair value)				$54,076	$33,372

Total Investments (J)				$298,216	$257,109

(A)	Certain of the securities listed in the chart above are issued by affiliate(s) of the indicated portfolio company.
(B)	Percentage represents interest rates in effect at September 30, 2010, and due date represents the contractual maturity date.
(C)	LOT of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.
(D)	LOT of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt; however, the debt is also junior to another LOT.
(E)	Fair value was primarily based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.
(F)	Security valued based on the indicative bid price on or near September 30, 2010, offered by the respective syndication agent’s trading desk or secondary desk.
(G)	Fair value was primarily based on the total enterprise value of the portfolio company using a liquidity waterfall approach. The Company also considered discounted cash flow methodologies.
(H)	Security is non-income producing.
(I)	Debt security is on non-accrual status.
(J)

Aggregate gross unrealized depreciation for federal income tax purposes is $1,919; aggregate gross unrealized appreciation for federal income tax purposes is $43,023. Net unrealized depreciation is $41,104 based on a tax cost of $298,186.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND AS OTHERWISE INDICATED)

NOTE 1. ORGANIZATION

Gladstone Capital Corporation (the “Company”) was incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001 and completed an initial public offering on August 23, 2001. The Company is a closed-end, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s investment objectives are to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. In addition, the Company may acquire from others existing loans that meet this profile.

Gladstone Business Loan, LLC (“Business Loan”), a wholly-owned subsidiary of the Company, was established on February 3, 2003 for the sole purpose of owning the Company’s portfolio of investments in connection with its line of credit.

Gladstone Financial Corporation (“Gladstone Financial”), a wholly-owned subsidiary of the Company, was established on November 21, 2006 for the purpose of holding a license to operate as a Specialized Small Business Investment Company. Gladstone Financial (previously known as Gladstone SSBIC Corporation) acquired this license in February 2007. The license enables the Company, through this subsidiary, to make investments in accordance with the United States Small Business Administration guidelines for specialized small business investment companies.

The financial statements of the subsidiaries are consolidated with those of the Company.

The Company is externally managed by Gladstone Management Corporation (the “Adviser”), an unconsolidated affiliate of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These Consolidated Financial Statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America and conform to Regulation S-X under the Securities Exchange Act of 1934, as amended. Management believes it has made all necessary adjustments so that the Consolidated Financial Statements are presented fairly and that all such adjustments are of a normal recurring nature. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain amounts in the prior year’s financial statements have been reclassified to conform to the presentation for the year ended September 30, 2011 with no effect to net (decrease) increase in net assets resulting from operations.

Consolidation

Under Article 6 of Regulation S-X under the Securities Act of 1933, as amended, and the authoritative accounting guidance provided by the AICPA Audit and Accounting Guide for Investment Companies, the Company is not permitted to consolidate any subsidiary or other entity that is not an investment company, (including those in which the Company has a controlling interest).

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.

Cash

Cash is carried at cost, which approximates fair value. The Company places its cash with financial institutions, and at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit. The Company seeks to mitigate this risk by depositing funds with major financial institutions.

Classification of Investments

In accordance with the federal securities laws, the Company classifies portfolio investments on its Consolidated Statements of Assets and Liabilities, its Consolidated Statements of Operations and its Consolidated Schedules of Investments into the following categories:

•	Control Investments—Control investments are generally those in which the Company owns more than 25% of the voting securities or has greater than 50% representation on the board of directors;

•

Affiliate Investments—Affiliate investments are generally those in which the Company owns between 5% and 25% of the voting securities and has less than 50% representation on the board of directors, or is otherwise deemed to be an affiliate of the Company under the 1940 Act; and

•	Non-Control/Non-Affiliate Investments—Non-Control/Non-Affiliate investments are generally those in which the Company owns less than 5% of the voting securities.

Investment Valuation Policy

The Company carries its investments at fair value to the extent that market quotations are readily available and reliable, and otherwise at fair value, as determined in good faith by its Board of Directors. In determining the fair value of the Company’s investments, the Adviser has established an investment valuation policy (the “Policy”). The Policy has been approved by the Company’s Board of Directors, and each quarter the Board of Directors reviews whether the Adviser has applied the Policy consistently and votes whether or not to accept the recommended valuation of the Company’s investment portfolio.

The Company uses generally accepted valuation techniques to value its portfolio unless the Company has specific information about the value of an investment to determine otherwise. From time to time, the Company may accept an appraisal of a business in which the Company holds securities. These appraisals are expensive and occur infrequently but provide a third-party valuation opinion that may differ in results, techniques and scopes used to value the Company’s investments. When these specific third-party appraisals are engaged or accepted, the Company uses estimates of value provided by such appraisals and its own assumptions, including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date, to value the investment the Company has in that business.

The Policy, summarized below, applies to publicly-traded securities, securities for which a limited market exists, and securities for which no market exists.

Publicly-traded securities: The Company determines the value of publicly-traded securities based on the closing price for the security on the exchange or securities market on which it is listed and primarily traded on the valuation date. To the extent that the Company owns restricted securities that are not freely tradable, but for which a public market otherwise exists, the Company will use the market value of that security adjusted for any decrease in value resulting from the restrictive feature.

Securities for which a limited market exists: The Company values securities that are not traded on an established secondary securities market, but for which a limited market for the security exists, such as certain participations in, or assignments of, syndicated loans, at the quoted bid price. In valuing these assets, the Company assesses trading activity in an asset class and evaluates variances in prices and other market insights to determine if any available quote prices are reliable. If the Company concludes that quotes based on active markets or trading activity may be relied upon, firm bid prices are requested; however, if a firm bid price is unavailable, the Company bases the value of the security upon the indicative bid price (“IBP”) offered by the respective originating syndication agent’s trading desk, or secondary desk, on or near the valuation date. To the extent that the Company uses the IBP as a basis for valuing the security, the Adviser may take further steps to consider additional information to validate that price in accordance with the Policy.

In the event these limited markets become illiquid such that market prices are no longer readily available, the Company will value its syndicated loans using alternative methods, such as estimated net present values of the future cash flows or discounted cash flows (“DCF”). The use of a DCF methodology follows that prescribed by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” which provides guidance on the use of a reporting entity’s own assumptions about future cash flows and risk-adjusted discount rates when relevant observable inputs, such as quotes in active markets, are not available. When relevant observable market data does not exist, the alternative outlined in ASC 820 is the valuation of investments based on DCF. For the purposes of using DCF to provide fair value estimates, the Company considers multiple inputs such as a risk-adjusted discount rate that incorporates adjustments that market participants would make both for nonperformance and liquidity risks. As such, the Company develops a modified discount rate approach that incorporates risk premiums including, among others, increased probability of default, or higher loss given default or increased liquidity risk. The DCF valuations applied to the syndicated loans provide an estimate of what the Company believes a market participant would pay to purchase a syndicated loan in an active market, thereby establishing a fair value. The Company will apply the DCF methodology in illiquid markets until quoted prices are available or are deemed reliable based on trading activity.

As of September 30, 2011, the Company determined that the indicative bid prices were reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company determined that these valuation inputs were classified as Level 3 within the fair value hierarchy as defined in ASC 820.

Securities for which no market exists: The valuation methodology for securities for which no market exists falls into three categories: (A) portfolio investments comprised solely of debt securities; (B) portfolio investments in controlled companies comprised of a bundle of securities, which can include debt and equity securities; (C) portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities; and (D) portfolio investments comprised of non-publicly-traded non-control equity securities of other funds.

(A)

Portfolio investments comprised solely of debt securities: Debt securities that are not publicly-traded on an established securities market, or for which a limited market does not exist (“Non-Public Debt Securities”), and that are issued by portfolio companies where the Company has no equity or equity-like securities, are fair valued in accordance with the terms of the Policy, which utilizes opinions of value submitted to the Company by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”). The Company may also submit paid in kind (“PIK”) interest to SPSE for its evaluation when it is determined that PIK interest is likely to be received.

(B)	Portfolio investments in controlled companies comprised of a bundle of investments, which can include debt and equity securities: The fair value of these investments is determined based on the total enterprise value (“TEV”) of the portfolio company, or issuer, utilizing a liquidity waterfall approach under ASC 820 for the Company’s Non-Public Debt Securities and equity or equity-like securities (e.g. preferred equity, common equity, or other equity-like securities) that are purchased together as part of a package, where the Company has control or could gain control through an option or warrant security; both the debt and equity securities of the portfolio investment would exit in the mergers and acquisition market as the principal market, generally through a sale or recapitalization of the portfolio company. In accordance with ASC 820, the Company applies the in-use premise of value which assumes the debt and equity securities are sold together. Under this liquidity waterfall approach, the Company first calculates the TEV of the issuer by incorporating some or all of the following factors to determine the TEV of the issuer:

•	the issuer’s ability to make payments;

•	the earnings of the issuer;

•	recent sales to third parties of similar securities;

•	the comparison to publicly-traded securities; and

•	DCF or other pertinent factors.

In gathering the sales to third parties of similar securities, the Company may reference industry statistics and use outside experts. Once the Company has estimated the TEV of the issuer, the Company will subtract the value of all the debt securities of the issuer, which are valued at the contractual principal balance. Fair values of these debt securities are discounted for any shortfall of TEV over the total debt outstanding for the issuer. Once the values for all outstanding senior securities (which include the debt securities) have been subtracted from the TEV of the issuer, the remaining amount, if any, is used to determine the value of the issuer’s equity or equity-like securities. If, in the Adviser’s judgment, the liquidity waterfall approach does not accurately reflect the value of the debt component, the Adviser may recommend that the Company use a valuation by SPSE, or if that is unav ailable, a DCF valuation technique.

(C)	Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities: The Company values Non-Public Debt Securities that are purchased together with equity or equity-like securities from the same portfolio company, or issuer, for which the Company does not control or cannot gain control as of the measurement date, using a hypothetical secondary market as the Company’s principal market. In accordance with ASC 820, the Company determines its fair value of these debt securities of non-control investments assuming the sale of an individual debt security using the in-exchange premise of value. As such, the Company estimates the fair value of the debt component using estimates of value provided by SPSE and its own assumptions in the absence of observable market data, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. Subsequent to June 30, 2009, for equity or equity-like securities of investments for which the Company does not control or cannot gain control as of the measurement date, the Company estimates the fair value of the equity using the in-exchange premise of value based on factors such as the overall value of the issuer, the relative fair value of other units of account including debt, or other relative value approaches. Consideration is also given to capital structure and other contractual obligations that may impact the fair value of the equity. Further, the Company may utilize comparable values of similar companies, recent investments and indices with similar structures and risk characteristics or its own assumptions in the absence of other observable market data and may also employ DCF valuation techniques.

(D)	Portfolio investments comprised of non-publicly-traded non-control equity securities of other funds: The Company values any uninvested capital of the non-control fund at par value and values any invested capital at the value provided by the non-control fund.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been obtained had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. There is no single standard for determining fair value in good faith, as fair value depends upon circumstances of each individual case. In general, fair value is the amount that the Company might reasonably expect to receive upon the current sale of the security in an orderly transaction between market participants at the measurement date.

Refer to Note 3 for additional information regarding fair value measurements and the Company’s application of ASC 820.

Interest Income Recognition

Interest income, adjusted for amortization of premiums and acquisition costs, the accretion of discounts and the amortization of amendment fees, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due or if the Company’s qualitative assessment indicates that the debtor is unable to service its debt or other obligations, the Company will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, the Company remains contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to the cost basis, depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current, or due to a restructuring such that the interest income is deemed to be collectible. At September 30, 2011, three Non-Control/Non-Affiliate investment and five Control investments were on non-accrual with an aggregate cost basis of approximately $41.1 million, or 11.0% of the cost basis of all debt investments in the Company’s portfolio, and an aggregate fair value of approximately $5.3 million, or 1.8% of the fair value of all debt investments in the Company’s portfolio. At September 30, 2010, two Non-Control/Non-Affiliate investments and four Control investments were on non-accrual with an aggregate cost basis of approximately $29.9 million, or 10.2% of the cost basis of all debt investments in the Company’s portfolio, and an aggregate fair value of approximately $8.7 million, or 3.4% of the fair value of all debt investments in the Company’s portfolio.

As of September 30, 2011, the Company had 27 original issue discount (“OID”) loans, primarily from the syndicated loans in its portfolio. The Company recorded OID income of $0.2 million, $21, and $0.2 million for the fiscal years ended September 30, 2011, 2010 and 2009, respectively. The unamortized balance of OID investments as of September 30, 2011 and 2010 totaled $1.5 million and $0.3 million, respectively.

During the quarter ended June 30, 2011, our PIK investment was restructured and the PIK interest component was eliminated, therefore as of September 30, 2011, the Company had no investments that bore PIK interest. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders in the form of distributions, even though the Company has not yet collected the cash. The Company recorded PIK income of $12, $67 and $166 for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

The Company also transfers past due interest to the principal balance as stipulated in certain loan amendments with portfolio companies. The Company transferred past due interest to the principal balance of $0.2 million,

$1.2 million and $1.5 million for the fiscal years ended September 30, 2011, 2010 and 2009, respectively. For the fiscal year ended September 30, 2010, the Company also rolled over past due interest to a portfolio company’s principal balance of $0.7 million, and then recorded an adjustment against that principal balance as a contra-investment since the loan was on non-accrual and the collectability of the additional principal was uncertain. As a result of a restructure, the Company reversed this contra-investment amount of $0.7 million during 2011. These adjustments had no net impact to the Consolidated Statements of Operations.

Other Income

Success fees are recorded upon receipt. Success fees are contractually due upon a change of control in a portfolio company and are recorded in other income in the Consolidated Statements of Operations. The Company recorded $1.0 million of success fees during the year ended September 30, 2011, which resulted primarily from the exits of Pinnacle Treatment Centers, Inc. and Interfilm Holdings, Inc. and the prepayment of success fees from Westlake Hardware, Inc. During the year ended September 30, 2010, the Company received $1.9 million in success fees from the exits of ActivStyle Acquisition Co., Anitox Acquisition Co., Saunders & Associates, Visual Edge Technology, Inc., Tulsa Welding School and the prepayment of success fees from Doe & Ingalls Management LLC and Northern Contours, Inc. During the year ended September 30, 2009, the Company received $0.4 million in success fees from the prepayment of success fees from ActivStyle Acquisition Co. and Interfilm Holdings, Inc. and the exit from It’s Just Lunch.

In addition, we received $1.0 million from two legal settlements related to portfolio companies during the year ended September 30, 2011, that were recorded in other income.

Realized Gain or Loss and Unrealized Appreciation or Depreciation of Portfolio Investments

Gains or losses on the sale of investments are calculated by using the specific identification method. Realized gain or loss is recognized at the trade date, typically when an investment is disposed of and is computed as the difference between the Company’s cost basis in the investment at the disposition date and the net proceeds received from such disposition. Unrealized appreciation or depreciation displays the difference between the fair value of the investment and the cost basis of such investment. The Company must determine the fair value of each individual investment on a quarterly basis and record changes in fair value as unrealized appreciation or depreciation in its Consolidated Statement of Operations.

Costs Related to Shelf Registration Statements

Costs related to shelf registration statement filings are recorded as prepaid assets. These expenses are charged as a reduction of capital upon issuance of securities; or upon expiration of the registration statement, charged to shelf offering expense, in accordance with ASC 946-20, “Investment Company Activities.”

Deferred Financing Fees

Costs associated with the Company’s line of credit are deferred and amortized over the life of the line of credit. These costs are amortized in the Consolidated Statement of Operations as amortization of deferred financing fees using the straight line method which approximates the effective interest method.

Related Party Costs

The Company has entered into an investment advisory and management agreement (the “Advisory Agreement”) with the Adviser, which is controlled by the Company’s chairman and chief executive officer. In accordance with the Advisory Agreement, the Company pays the Adviser fees as compensation for its services, consisting of a base management fee and an incentive fee. The Company has entered into an administration agreement (the “Administration Agreement”) with Gladstone Administration, LLC (the “Administrator) whereby it pays separately for administrative services. These fees are accrued when the services are performed and generally paid one month in arrears. Refer to Note 4 for additional information regarding these related party costs and agreements.

Federal Income Taxes

The Company intends to continue to qualify for treatment as a RIC under subchapter M of the Code, which generally allows it to avoid paying corporate income taxes on any income or gains that it distributes to the Company’s stockholders. The Company has distributed and intends to continue to distribute sufficient distributions to eliminate taxable income. The Company may also be subject to federal excise tax if it does not distribute at least 98% of its ordinary income and 98% of its capital gain net income in a calendar year. Under the RIC Modernization Act, for excise tax years beginning January 1, 2011, the minimum distribution requirement for capital gains income has been raised to 98.2%.

ASC 740, “Income Taxes” requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authorities. Tax positions not deemed to satisfy the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year. The Company has evaluated the implications of ASC 740, for all open tax years and in all major tax jurisdictions, and determined that there is no material impact on the Consolidated Financial Statements. The Company’s federal tax returns for fiscal year 2009, 2010 and 2011 remain subject to examination by the Internal Revenue Service.
Distributions

Distributions to stockholders are recorded on the ex-distribution date. The Company is required to pay out at least 90% of its ordinary income and short-term capital gains for each taxable year as a distribution to its stockholders in order to maintain its status as a RIC under Subtitle A, Chapter 1 of Subchapter M of the Code. It is the policy of the Company to pay out as a distribution up to 100% of those amounts. The amount to be paid out as a distribution is determined by the Board of Directors each quarter and is based on the annual earnings estimated by the management of the Company. Based on that estimate, a distribution is declared each quarter and is paid out monthly over the course of the respective quarter. At year-end, the Company elected to treat a portion of the first distribution paid after year-end as having been paid in the prior year, in accordance with Section 855(a) of the Code. Additionally, at year-end the Company may pay a bonus distribution, in addition to the monthly distributions, to ensure that it has paid out at least 90% of its ordinary income and short-term capital gains for the year. The Company typically retains long-term capital gains, if any, and does not pay them out as distributions. If the Company decides to retain long-term capital gains, the portion of the retained capital gains will be subject to a 35% tax.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” (“ASU 2011-04”) which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States (“GAAP”) and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to materially impact the Company’s financial statements.

NOTE 3. INVESTMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820 provides a consistent definition of fair value that focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•

Level 3— inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect the Company’s own assumptions that market participants would use to price the asset or liability based upon the best available information.

As of September 30, 2011 and 2010, all of the Company’s investments were valued using Level 3 inputs. The Company transfers investments in and out of Level 1, 2 and 3 securities as of the beginning balance sheet date, based on changes in the use of observable and unobservable inputs utilized to perform the valuation for the period. During the years ended September 30, 2011 and 2010, there were no transfers in or out of Level 1, 2 or 3.

The following tables present the investments carried at fair value as of September 30, 2011 and 2010, by caption on the accompanying Consolidated Statements of Assets and Liabilities, all of which are valued using level 3 inputs:

	Level 3 – Investments
	Total Fair Value Reported in Consolidated Statements of Assets and Liabilities As of September 30,
	2011	2010
Non-Control/Non-Affiliate Investments
Senior Term Loans	$182,002	$163,203
Senior Subordinated Term Loans	72,182	59,463
Preferred Equity	566	387
Common Equity/Equivalents	2,552	684

Total Non-Control/Non-Affiliate Investments	$257,302	$223,737

Control Investments
Senior Term Loans	$18,143	$9,393
Senior Subordinated Term Loans	19,966	22,436
Common Equity/Equivalents	7,536	1,543

Total Control Investments	$45,645	$33,372

Total Investments at Fair Value	$302,947	$257,109

Changes in Level 3 Fair Value Measurements

The following tables provide a roll-forward in the changes in fair value during the year ended September 30, 2011 and 2010 for all investments for which the Company determines fair value using unobservable (Level 3) factors. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable factors that are part of the valuation methodology.

Fair value measurements using significant unobservable data inputs (Level 3)

Fiscal Year 2011:
	Non-Control/ Non-Affiliate Investments	Control Investments	Total
Year ended September 30, 2011:
Fair value as of September 30, 2010	$223,737	$33,372	$257,109
Total gains or losses
Realized losses (a)	(1,119)	—	(1,119)
Reversal of prior period depreciation on realization (b)	3,969	—	3,969
Unrealized depreciation (b)	(25,332)	(17,396)	(42,728)
New investments, repayments and settlements (c)
Issuances/New investments	125,895	10,575	136,470
Settlements/Repayments	(43,054)	(3,533)	(46,587)
Sales	(3,427)	(740)	(4,167)
Transfers	(23,367)	23,367	—

Fair value as of September 30, 2011	$257,302	$45,645	$302,947

	Senior Term Loans	Senior Subordinated Term Loans	Preferred Equity	Common Equity/ Equivalents	Total
Year ended September 30, 2011:
Fair value as of September 30, 2010	$172,596	$81,899	$386	$2,228	$257,109
Total gains or losses
Realized losses (a)	(1,105)	(14)	—	—	(1,119)
Reversal of prior period depreciation (appreciation) on realization (b)	3,485	731	—	(247)	3,969
Unrealized (depreciation) appreciation (b)	(42,381)	(3,639)	(2,295)	5,587	(42,728)
New investments, repayments, and settlements, net (c)
Issuances/New investments	110,041	20,657	2,475	3,297	136,470
Settlements/Repayments	(39,101)	(7,486)	—	—	(46,587)
Sales	(3,390)	—	—	(777)	(4,167)

Fair value as of September 30, 2011	$200,145	$92,148	$566	$10,088	$302,947

Fiscal Year 2010:
	Non-Control/ Non-Affiliate Investments	Control Investments	Total
Year ended September 30, 2010:
Fair value as of September 30, 2009	$286,997	$33,972	$320,969
Total gains or losses
Realized losses (a)	(28)	(2,865)	(2,893)
Reversal of prior period depreciation on realization (b)	3,546	2,865	6,411
Unrealized appreciation (depreciation) (b)	1,098	(5,192)	(4,094)
New investments, repayments and settlements (c)
Issuances/New investments	17,774	4,627	22,401
Settlements/Repayments	(82,531)	(35)	(82,566)
Sales	(3,119)	—	(3,119)

Fair value as of September 30, 2010	$223,737	$33,372	$257,109

	Senior Term Loans	Senior Subordinated Term Loans	Preferred Equity	Common Equity/ Equivalents	Total
Year ended September 30, 2010:
Fair value as of September 30, 2009	$212,290	$105,794	$—	$2,885	$320,969
Total gains or losses
Realized (losses) gains (a)	(2,104)	(571)	(1,584)	1,366	(2,893)
Reversal of prior period depreciation (appreciation) on realization (b)	3,453	1,620	1,584	(246)	6,411
Unrealized (depreciation) appreciation (b)	(3,016)	(758)	386	(706)	(4,094)
New investments, repayments, and settlements, net (c)
Issuances/New investments	19,551	2,355	—	495	22,401
Settlements/Repayments	(56,653)	(24,347)	—	(1,566)	(82,566)
Sales	(925)	(2,194)	—	—	(3,119)

Fair value as of September 30, 2010	$172,596	$81,899	$386	$2,228	$257,109

(a)	Included in net realized loss on investments on the accompanying Consolidated Statements of Operations for the years ended September 30, 2011 and 2010.
(b)	Included in net unrealized (depreciation) appreciation on investments on the accompanying Consolidated Statements of Operations for the years ended September 30, 2011 and 2010.
(c)

Includes increases in the cost basis of investments resulting from new portfolio investments, the amortization of discounts, premiums and closing fees as well as decreases in the cost basis of investments resulting from principal repayments or sales.

Non-Control/Non-Affiliate Investments

As of September 30, 2011 and 2010, the Company held 50 and 33 Non-Control/Non-Affiliate investments in the aggregate of approximately $257.3 million and $223.7 million, at fair value, respectively. During the year ended September 30, 2011, $95.7 million was funded to 23 new Non-Control/Non-Affiliate syndicate loans, and $15.2 million was funded to two new Non-Control/Non-Affiliate non-syndicate investments. Additionally, $14.8 million was funded to existing Non-Control/Non-Affiliate portfolio companies. During year ended September 30, 2011, the Company received principal payoffs, at par, on four Non-Control/Non-Affiliate investments, for which the Company received aggregate payments of $25.8 million and sold one Non-Control/Non-Affiliate investment for $37. As of September 30, 2011, the Company had a total of 50 Non-Control/Non-Affiliate investments, 24 of which were syndicated loans.

Control Investments

As of September 30, 2011 and 2010, the Company held nine and six Control investments in the aggregate of approximately $45.6 million and $33.4 million, at fair value, respectively. During the year ended September 30, 2011, $10.6 million was funded to six Control investments. The Company did not exit any Control investments during the year ended September 30, 2011. During the year ended September 30, 2011, three existing Non-Control/Non-Affiliate investments were restructured into Control investments.

•

Sunshine Media Holdings (“Sunshine Media”): In January 2011, the Company purchased a controlling interest in common stock from existing shareholders of Sunshine Media. Sunshine Media is a publisher of regional B2B trade magazines.

•	Viapack, Inc. (“Viapack”): In July, 2011, the Company purchased a controlling interest in the equity securities of Viapack. Viapack is a manufacturer of polyethylene film.

•

Kansas Cable Holdings, Inc. (“Kansas Cable”): In August 2011, the Company restructured its loan to SCI Cable, Inc. (“SCI”) through a UCC Article 9 sale, resulting in a new control entity, Kansas Cable, obtaining certain of the assets of SCI. This resulted in a realized loss of $1.3 million. Kansas Cable replaces SCI on the Schedule of Investments and remains on non-accrual status. Kansas Cable is a provider of cable, internet and voice services.

Investment Concentrations

As of September 30, 2011, the Company’s portfolio consisted of loans to 59 companies in 27 states in 23 different industries with a fair value of $302.9 million. Year over year, the Company’s investment concentration as a percentage of fair value and of cost has changed only slightly. During 2011, the Company decided based on favorable syndicate loan marketplace conditions to invest in a significant number of senior syndicated loans. New syndicated loan investments totaled 23 at a cost of $95.7 million during 2011. As of September 30, 2011, there were 24 syndicated investments totaling $92.1 million at cost and $90.7 million at fair value, or 24.0% and 29.9% of the total aggregate portfolio, respectively.

The following table outlines the Company’s investments by security type as of September 30, 2011 and 2010:

	September 30, 2011				September 30, 2010
	Cost		Fair Value		Cost		Fair Value
Senior term debt	$266,491	69.6%	$200,145	66.1%	$200,041	67.1%	$172,596	67.1%
Senior subordinated term debt	107,140	28.0	92,148	30.4	93,987	31.5	81,899	31.8
Common equity/equivalents	7,999	2.1	10,088	3.3	3,744	1.3	2,227	0.9
Preferred equity	1,185	0.3	566	0.2	444	0.1	387	0.2

Total investments	$382,815	100.0%	$302,947	100.0%	$298,216	100.0%	$257,109	100.0%

The 5 largest investments at fair value as of September 30, 2011 totaled $91.2 million, or 30.1% of the total aggregated portfolio as compared to the 5 largest investments at fair value as of September 30, 2010 totaling $101.5 million, or 39.4% of the total aggregated portfolio.

Investments at fair value consisted of the following industry classifications at September 30, 2011 and 2010:

	September 30, 2011		September 30, 2010
Industry Classification	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Electronics	$45,752	15.1%	$25,080	9.8%
Healthcare, education & childcare	34,106	11.3	41,098	16.0
Mining, steel, iron & non-precious metals	33,734	11.1	24,343	9.5
Broadcast (TV & radio)	28,194	9.3	44,562	17.3
Automobile	25,768	8.5	9,868	3.8
Retail stores	19,340	6.4	19,620	7.6
Printing & publishing	17,623	5.8	37,705	14.7
Buildings & real estate	10,275	3.4	12,454	4.8
Aerospace & defense	10,003	3.3	400	0.2
Home & office furnishings	9,715	3.2	10,666	4.1
Textiles & leather	9,626	3.2	—	—
Diversified/conglomerate manufacturing	8,790	2.9	2,042	0.8
Machinery	8,696	2.9	8,719	3.4
Personal, food and miscellaneous services	7,635	2.5	—	—
Beverage, food & tobacco	7,332	2.4	—	—
Personal & non-durable consumer products	6,962	2.3	9,230	3.6
Leisure, amusement, movies & entertainment	6,607	2.2	3,994	1.6
Diversified/conglomerate service	3,810	1.3	—	—
Diversified natural resources, precious metals & minerals	3,054	1.0	—	—
Oil & gas	1,916	0.6	—	—
Telecommunications	1,794	0.6	—	—
Chemicals, plastics & rubber	1,225	0.4	7,044	2.7
Insurance	990	0.3	—	—
Farming & agriculture	—	—	284	0.1

Total investments	$302,947	100.0%	$257,109	100.0%

Eight new industries were invested in during the year ended September 30, 2011, as the Company made 25 new investments during the year in total. This brings the net total industries invested in up to 23 from 16 for the year ended September 30, 2010.

The investments at fair value were included in the following geographic regions of the United States at September 30, 2011 and September 30, 2010:

	September 30, 2011		September 30, 2010
Geographic Region	Fair Value	Percent of Total Investments	Fair Value	Percentage of Total Investments
Midwest	$144,292	47.6%	$109,299	42.5%
West	70,862	23.4	59,684	23.2
South	52,265	17.3	44,704	17.4
Northeast	28,158	9.3	36,995	14.4
Other	7,370	2.4	6,427	2.5

Total Investments	$302,947	100.0%	$257,109	100.0%

The geographic region indicates the location of the headquarters for the Company’s portfolio companies. A portfolio company may have a number of other business locations in other geographic regions.

Investment Principal Repayment

The following table summarizes the contractual principal repayment and maturity of the Company’s investment portfolio by fiscal year, assuming no voluntary prepayments, at September 30, 2011:

Fiscal year ending September 30,	Amount
2012	$60,817
2013	131,377
2014	35,172
2015	32,272
2016	72,363
2017 and thereafter	43,868

Total contractual repayments	$375,869
Investments in equity securities	9,184
Adjustments to cost basis on debt securities	(2,238)

Total cost basis of investments held at September 30, 2011:	$382,815

Receivables from Portfolio Companies

Receivables from portfolio companies represent non-recurring costs incurred on behalf of such portfolio companies and are included in other assets on the Consolidated Statements of Assets and Liabilities. The Company maintains an allowance for uncollectible receivables from portfolio companies, which is determined based on historical experience and management’s expectations of future losses. The Company charges the accounts receivable to the established provision when collection efforts have been exhausted and the receivables are deemed uncollectible. As of September 30, 2011 and 2010, the Company had gross receivables from portfolio companies of $0.8 million. The allowance for uncollectible receivables was $0.4 million for September 30, 2011 and $0.3 million for September 30, 2010. In addition, the Company recorded an allowance for uncollectible interest receivable of $65 as of September 30, 2011. No allowance for uncollectible interest receivable was recorded as of September 30, 2010.

NOTE 4. RELATED PARTY TRANSACTIONS

Loans to Former Employees

The Company has outstanding loans to certain employees of the Adviser, each of whom was a joint employee of the Adviser (or the Company’s previous adviser, Gladstone Capital Advisers, Inc.) and the Company at the time the loans were originally provided. The loans were for the exercise of options granted under the Amended and Restated 2001 Equity Incentive Plan, which has since been terminated. The loans require the quarterly payment of interest at the market rate in effect at the date of issuance, have varying terms not exceeding ten years and have been recorded as a reduction of net assets. The loans are evidenced by full recourse notes that are due upon maturity or 60 days following termination of employment, and the shares of common stock purchased with the proceeds of the loan were posted as collateral. The Company received $3.2 million and $1.4 million of principal repayments during the years ended September 30, 2011 and 2010, respectively. The Company recognized interest income from all employee loans of $0.4 million, $0.4 million and $0.5 million for the years ended September 30, 2011, 2010 and 2009. Refer to Note 7, “Common Stock Transactions” for additional information related to these transactions.

During the year ended September 30, 2010, $0.5 million of an employee stock option loan to a former employee of the Adviser was transferred from notes receivable – employees to other assets in connection with the termination of her employment with the Adviser and the later amendment of the loan. The interest on the loan from the time the employee’s employment ended with the Adviser is included in other income on the accompanying Consolidated Statement of Operations.

Compensation Expense

During the year ended September 30, 2010, the employee stock option loans of two former employees were converted from recourse to non-recourse loans. In connection with these conversions, the Company repurchased and retired the shares of common stock pledged as collateral for the loans, which shares had previously been acquired upon the exercise of the stock options in consideration for the issuance of the loans. The repurchases were accounted for as treasury stock transactions at the fair value of the shares, based on the trading price of the Company’s common stock on the date of the transactions, totaling $0.4 million. Since the value of the stock option loans totaled $0.6 million, the Company recorded non-cash compensation expense of $0.2 million during the year ended September 30, 2010.

Investment Advisory and Management Agreement

The Company has entered into an investment advisory agreement with the Adviser (the “Advisory Agreement”), which is controlled by the Company’s chairman and chief executive officer. In accordance with the Advisory Agreement, the Company pays the Adviser certain fees as compensation for its services, such fees consisting of a base management fee and an incentive fee. On July 12, 2011, the Board of Directors approved the renewal of the Advisory Agreement through August 31, 2012.

The following table summarizes the management fees, incentive fees and associated credits reflected in the accompanying Consolidated Statements of Operations:

	Year Ended September 30,
	2011	2010	2009
Average total assets subject to base management fee (A)	$286,550	$304,250	$381,250
Multiplied by annual base management fee of 2.0%	2.0%	2.0%	2.0%

Gross base management fee	5,731	6,085	7,625
Reduction for loan servicing fees (B)	(3,355)	(3,412)	(5,620)

Base management fee (B)	2,376	2,673	2,005
Credit for fees received by Adviser from the portfolio companies	(239)	(213)	(89)
Fee reduction for the voluntary, irrevocable waiver of 2% fee on senior syndicated loans to 0.5% per annum	(383)	(42)	(265)

Net base management fee	$1,754	$2,418	$1,651

Gross incentive fee (B)	$4,598	$1,823	$3,326
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	(21)	(165)	(3,326)

Net incentive fee	$4,577	$1,658	$—

Credit for fees received by Adviser from the portfolio companies	$(239)	$(213)	$(89)
Fee reduction for the voluntary, irrevocable waiver of 2% fee on senior syndicated loans to 0.5% per annum	(383)	(42)	(265)
Incentive fee credit	(21)	(165)	(3,326)

Credit to base management and incentive fees from Adviser (B)	$(643)	$(420)	$(3,680)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the four most recently completed quarters and appropriately adjusted for any share issuances or repurchases during the applicable year.

(B)	Reflected as a line item in the Consolidated Statements of Operations.

Base Management Fee

The base management fee is payable quarterly and assessed at a rate of 2.0%, computed on the basis of the value of the Company’s average gross assets at the end of the two most recently completed quarters, which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulted from borrowings. In addition, the following three items are adjustments to the base management fee calculation:

•	Loan Servicing Fees

The Adviser also services the loans held by Business Loan, in return for which it generally receives a 1.5% annual fee based on the monthly aggregate outstanding balance of loans pledged under the Company’s line of credit. Since the Company owns these loans, all loan servicing fees paid to the Adviser are treated as reductions directly against the 2.0% base management fee under the Advisory Agreement.

•	Senior Syndicated Loan Fee Waiver

The Company’s Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations, for the years ended September 30, 2011 and 2010.

•	Portfolio Company Fees

Under the Advisory Agreement, the Adviser has also provided, and continues to provide, managerial assistance and other services to the Company’s portfolio companies and may receive fees for services other than managerial assistance with 50% of certain of these fees, and 100% of others, credited against the base management fee that the Company would otherwise be required to pay to the Adviser.

Incentive Fee

The incentive fee consists of two parts: an income-based incentive fee and a capital gains incentive fee. The income-based incentive fee rewards the Adviser if the Company’s quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of the Company’s net assets (the “hurdle rate”). The Company will pay the Adviser an income-based incentive fee with respect to the Company’s pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•

100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

The Company’s Board of Directors accepted on unconditional and irrevocable voluntary waiver from the Adviser to reduce the income-based incentive fee to the extent net investment income did not 100% cover distributions to stockholders for the years ended September 30, 2011 and 2010.

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date) and equals 20% of the Company’s realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to the Adviser, the Company will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since the Company’s inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in the Company’s portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since the Company’s inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since the Company’s inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for the Company’s calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to the Company’s portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of the Company’s portfolio in all prior years. No capital gains-based incentive fee had been recorded for the Company from inception through September 30, 2011, as cumulative unrealized capital depreciation exceeded cumulative realized capital gains net of cumulative realized capital losses.

Additionally, in accordance with GAAP, the Company did not accrue a capital gains-based incentive fee for the year ended September 30, 2011. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains-based incentive fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a relevant period, then GAAP requires the Company to record a capital gains-based incentive fee equal to 20% of such amount, less the aggregate amount of actual capital gains-based incentive fees paid in all prior years. If such amount is negative, then there is no accrual for such year. GAAP requires that the capital gains-based incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains-based incentive fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that such unrealized capital appreciation will be realized in the future.

As a BDC, the Company makes available significant managerial assistance to its portfolio companies and provides other services to such portfolio companies. Although, neither the Company nor its Adviser currently receives fees in connection with managerial assistance, the Adviser provides other services to the Company’s portfolio companies and receives fees for these other services. For example, certain of the Company’s portfolio companies contract directly with our Adviser for the provision of consulting services.

Administration Agreement

The Company has entered into an administration agreement (the “Administration Agreement”) with Gladstone Administration, LLC (the “Administrator”), an affiliate of the Adviser, whereby it pays separately for administrative services. The Administration Agreement provides for payments equal to the Company’s allocable portion of its Administrator’s overhead expenses in performing its obligations under the Administration Agreement, including, but not limited to, rent and the salaries and benefits expenses of the Company’s chief financial officer, chief compliance officer, treasurer, internal legal counsel and their respective staffs. The Company’s allocable portion of administrative expenses is generally derived by multiplying the Administrator’s total allocable expenses by the percentage of the Company’s total assets at the beginning of the quarter in comparison to the total assets at the beginning of the quarter of all companies managed by the Adviser under similar agreements. On July 12, 2011, the Board of Directors approved the renewal of the Administration Agreement through August 31, 2012.

Related Party Fees Due

Amounts due to related parties on the accompanying Consolidated Statements of Assets and Liabilities were as follows:

	As of September 30,
	2011	2010
Base management fee due to Adviser	$330	$319
Incentive fee due to Adviser	1,203	158
Loan servicing fee due to Adviser	227	196

Total fees due to Adviser	1,760	673

Fee due to Administrator	194	267

Total related party fees due	$1,954	$940

NOTE 5. BORROWINGS

Line of Credit

On March 15, 2010, the Company, through its wholly-owned subsidiary, Business Loan, entered into a fourth amended and restated credit agreement which provided for a $127.0 million revolving line of credit arranged by Key Equipment Finance Inc. (“Keybank”) as administrative agent (the “Credit Facility”). Branch Banking and Trust Company (“BB&T”) and ING Capital LLC (“ING”) also joined the Credit Facility as committed lenders. Subject to certain terms and conditions, the Credit Facility may be expanded up to $202.0 million through the addition of other committed lenders to the facility. On November 22, 2010 (the “Amendment Date”), the Company amended its Credit Facility. Prior to the Amendment Date, advances under the Credit Facility bore interest at a 30-day London Interbank Offered Rate (“LIBOR”) subject to a minimum rate of 2.0%, plus 4.5% per annum, with a commitment fee of 0.5% per annum on undrawn amounts. As of the Amendment Date, advances under the Credit Facility bear interest at a 30-day LIBOR or commercial paper rate (subject to a minimum rate of 1.5%), plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when the facility is drawn more than 50% and 1.0% per annum on undrawn amounts when the facility is drawn less than 50%. In addition, effective as of the Amendment Date, the Company is no longer obligated to pay an annual minimum earnings shortfall fee to the committed lenders, which was calculated as the difference between the weighted average of borrowings outstanding under the Credit Facility and 50.0% of the commitment amount of the Credit Facility, multiplied by 4.5% per annum, less commitment fees paid during the year. During the quarter ended December 31, 2010, the Company reversed the projected annual minimum earnings shortfall fee of $0.6 million that had been accrued as of September 30, 2010. The Company paid a $0.7 million fee in connection with the November 2010 amendment. On August 9, 2011, ING, increased its commitment by $10 million, bring the total revolving line of credit to $137.0 million. All other terms of the existing line of credit remained the same.

The Credit Facility matures on March 15, 2012, and, if the facility is not renewed or extended by this date, all unpaid principal and interest will be due and payable on March 15, 2013. In addition, if the Credit Facility is not renewed on or before March 15, 2012, the Company will be required to use all principal collections from its loans to pay outstanding principal on the Credit Facility.

The following tables summarize noteworthy information related to the Credit Facility:

	As of September 30,
	2011	2010
Commitment amount	$137,000	$127,000
Borrowings outstanding	99,400	16,800
Availability	24,700	81,000

	Year Ended September 30,
	2011	2010
Weighted average borrowings outstanding	$49,169	$47,918
Effective interest rate(A)	6.00%	7.0%
Commitment fees incurred	$648	$393

(A)	Excludes the impact of deferred financing fees.

Interest is payable monthly during the term of the Credit Facility. Available borrowings are subject to various constraints imposed under the Credit Facility, based on the aggregate loan balance pledged by Business Loan, which varies as loans are added and repaid, regardless of whether such repayments are prepayments or made as contractually required.

The administrative agent also requires that any interest or principal payments on pledged loans be remitted directly by the borrower into a lockbox account with Keybank as custodian. Keybank, who also serves as the trustee of the account, generally remits the collected funds to the Company once a month.

The Credit Facility contains covenants that require Business Loan to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions), and restrict material changes to the Company’s credit and collection policies. The Credit Facility also limits payments on distributions to the aggregate net investment income for each of the twelve month periods ended September 30, 2011 and 2010. Business Loan is also subject to certain limitations on the type of loan investments it can apply toward availability credit in the borrowing base, including restrictions on geographic concentrations, sector concentrations, loan size, dividend payout, payment frequency and status, average life and lien property. The Credit Facility further requires Business Loan to comply with other financial and operational covenants, which obligate Business Loan to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of obligors required in the borrowing base of the credit agreement. Additionally, the Company is subject to a performance guaranty that requires it to maintain (i) a minimum net of $200.0 million plus 50.0% of all equity and subordinated debt raised after May 15, 2009, (ii) “asset coverage” with respect to “senior securities representing indebtedness” of at least 200%, in accordance with Section 18 of the 1940 Act and (iii) its status as a BDC under the 1940 Act and as a RIC under the Code. The facility requires a minimum of 20 obligors in the borrowing base and as of September 30, 2011, Business Loan had 42 obligors. As of September 30, 2011, the Company was in compliance with all of the facility covenants.

Fair Value

The Company elected to apply ASC 825, “Financial Instruments,” specifically for the Credit Facility, which was consistent with its application of ASC 820 to its investments. The Company estimates the fair value of the Credit Facility using estimates of value provided by an independent third party and its own assumptions in the absence of observable market data, including estimated remaining life, credit party risk, current market yield and interest rate spreads of similar securities as of the measurement date. As of September 30, 2011 and 2010, all of the Company’s borrowings were valued using Level 3 inputs.

The following tables present the Credit Facility carried at fair value as of September 30, 2011 and 2010, by caption on the accompanying Consolidated Statements of Assets and Liabilities for Level 3 of the hierarchy established by ASC 820 and a roll-forward in the changes in fair value of the Credit Facility during the years ended September 30, 2011 and 2010:

	Level 3 –Borrowings under Credit Facility
	Total Fair Value Reported in
	Consolidated Statements of Assets and Liabilities
	As of September 30,
	2011	2010
Credit Facility	$100,012	$17,940

Total Fair value Reported in Consolidated Statements of Assets and Liabilities

	Years Ended September 30,
	2011	2010
Fair value as of September 30, 2010 and 2009, respectively	$17,940	$83,350
Net unrealized (depreciation) appreciation(A)	(528)	790
Borrowings	120,100	24,900
Repayments	(37,500)	(91,100)

Fair value as of September 30, 2011 and 2010, respectively	$100,012	$17,940

(A)	Included in cumulative net unrealized appreciation on borrowings on the accompanying Consolidated Statements of Assets and Liabilities for the year ended September 30, 2011 and 2010.

The fair value of the collateral under the Credit Facility was approximately $256.9 million and $212.6 million at September 30, 2011 and 2010, respectively.

NOTE 6. INTEREST RATE CAP AGREEMENT

Pursuant to its previous revolving credit facility, the Company had an interest rate cap agreement, with an initial notional amount of $35.0 million at a cost of $0.3 million that effectively limited the interest rate on a portion of the borrowings under the line of credit. The interest rate cap agreement expired in February 2009.

The Company recorded changes in the fair market value of the interest rate cap agreement monthly based on the current market valuation at month end as unrealized depreciation or appreciation on derivative on the Company’s Consolidated Statement of Operations. The agreement provided that the Company’s floating interest rate or cost of funds on a portion of the portfolio’s borrowings would be capped at 5% when the LIBOR was in excess of 5%. During the year ended September 30, 2009, the Company recorded $0.3 million of loss from the interest rate cap agreement, recorded as a realized loss on the settlement of derivative on the Company’s Consolidated Statement of Operations.

NOTE 7. COMMON STOCK TRANSACTIONS

On October 20, 2009, the Company filed a registration statement on Form N-2 (File No. 333-162592) that was amended on December 9, 2009 and which the Securities and Exchange Commission (“SEC”) declared effective on January 28, 2010, and the Company filed post-effective amendments to such registration statement on April 7, 2011, June 15, 2011, and July 13, 2011, which were declared effective by the SEC on July 15, 2011. Such registration statement permits the Company to issue, through one or more transactions, up to an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock, including through a combined offering of such securities.

On May 17, 2010, the Company and the Adviser entered into an equity distribution agreement (the “Agreement”) with BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Agent”), under which the Company may, from time to time, issue and sell through the Agent, as sales agent, up to 2.0 million shares (the “Shares”) of the Company’s common stock, par value $0.001 per share, based upon instructions from the Company (including, at a minimum, the number of shares to be offered, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in any one day and any minimum price below which sales may not be made). Sales of Shares through the Agent, if any, will be executed by means of either ordinary brokers’ transactions on the NASDAQ Global Select Market in accordance with Rule 153 under the Securities Act of 1933, as amended, or such other sales of the Shares as shall be agreed by the

Company and the Agent. The compensation payable to the Agent for sales of Shares with respect to which the Agent acts as sales agent shall be equal to 2.0% of the gross sales price of the Shares for amounts of Shares sold pursuant to the Agreement. To date, the Company has not issued any shares pursuant to this Agreement.

The following table is a summary of all outstanding notes issued to employees of the Adviser for the exercise of stock options:

Issue Date	Number of Options Exercised	Strike Price of Options Exercised	Amount of Promissory Note Issued to Employees		Outstanding Balance of Employee Loans at 9/30/11	Maturity Date	Interest Rate on Note
Aug-01	393,334	15.00	$5,900	(A)	$2,749	Aug-10	4.90	% (B)
Aug-01	18,334	15.00	275	(A)	200	Aug-10	4.90	(B)
Aug-01	18,334	15.00	275		236	Aug-11	4.90	(C)
Sep-04	13,332	15.00	200		198	Sep-13	5.00
Jul-06	13,332	15.00	200		200	Jul-15	8.26
Jul-06	18,334	15.00	275		275	Jul-15	8.26

	475,000		$7,125		$3,858

(A)

On September 7, 2010, the Company entered into redemption agreements (the “Redemption Agreements”) with David Gladstone, the Company’s Chairman and Chief Executive Officer, and Laura Gladstone, the daughter of Mr. Gladstone, in connection with the maturity of secured promissory notes executed by Mr. Gladstone and Ms. Gladstone in favor of the Company on August 23, 2001, in the principal amounts of $5.9 million and $0.3 million, respectively (collectively, the “Notes”). Mr. and Ms. Gladstone executed the Notes in payment of the exercise price of certain stock options (the “Options”) to acquire shares of the Company’s common stock. Concurrently with the execution of the Notes, the Company and Mr. and Ms. Gladstone entered into stock pledge agreements (collectively, the “Pledge Agreements”), pursuant to which Mr. and Ms. Gladstone granted to the Company a first priority security interest in the Pledged Collateral (as defined in the respective Pledge Agreements), which included 393,334 and 18,334 shares, respectively, of the Company’s common stock that Mr. and Ms. Gladstone acquired pursuant to the exercise of the Options (collectively, the “Pledged Shares”). An event of default was triggered under the Notes by virtue of Mr. and Ms. Gladstone’s failure to repay the amounts outstanding under the Notes within five business days of August 23, 2010. The Redemption Agreements provide that, pursuant to the terms and conditions thereof, the Company will automatically accept and retire the Pledged Shares in partial or full satisfaction, as applicable, of Mr. and Ms. Gladstone’s obligations to the Company under the Notes at such time, if ever, that the trading price of the Company’s common stock reaches $15 per share. In entering into the Redemption Agreements, the Company reserved all of its existing rights under the Notes and the Pledge Agreements, including, but not limited to, the ability to foreclose on the Pledged Collateral at any time. On March 30, 2011 , June 27, 2011 and September 26, 2011, Mr. Gladstone paid down in the aggregate $3.2 million of the principal balance of his Note, leaving a principal balance of $2.7 million outstanding as of September 30, 2011. In connection with these payments, the Company released its first priority security interest on 210,000 shares of Mr. Gladstone’s Pledged Shares, leaving a balance of 183,334 shares in Pledged Collateral from Mr. Gladstone as of September 30, 2011. On September 28, 2011, Ms. Gladstone paid down $0.1 million of the principal balance of her 2001 Note, leaving a principal balance of $0.2 million outstanding on this Note as of September 30, 2011. The principal balances under her 2006 Notes remain unchanged at an aggregate balance of $0.5 million as of September 30, 2011.

(B)

An event of default was triggered under these Notes by virtue of Mr. and Ms. Gladstone’s failure to repay the amounts outstanding within five business days of August 23, 2010. As such, the Company charges a default rate of an additional 2% per annum under these Notes for all periods following default.

(C)

An event of default was triggered under the Note by virtue of an employee’s failure to repay the amounts outstanding within five business days of August 23, 2011. As such, the Company charges a default rate of an additional 2% per annum under the Note for all periods following default.

In accordance with ASC 505, “Equity,” receivables from employees for the issuance of capital stock to employees prior to the receipt of cash payment should be reflected in the balance sheet as a reduction to stockholders’ equity. Therefore, these recourse notes were recorded as loans to employees and are included in the equity section of the accompanying Consolidated Statements of Assets and Liabilities. As of September 30, 2011, the Company determined that these notes were still recourse.

NOTE 8. NET (DECREASE) INCREASE IN NET ASSETS RESULTING FROM OPERATIONS PER SHARE

The following table sets forth the computation of basic and diluted net (decrease) increase in net assets resulting from operations per share for the fiscal years ended September 30, 2011, 2010 and 2009:

	Year Ended September 30,
	2011	2010	2009
Numerator for basic and diluted net (decrease) increase in net assets resulting from operations per share	$(21,099)	$16,394	$3,783
Denominator for basic and diluted shares	21,039,242	21,060,351	21,087,574

Basic and diluted net (decrease) increase in net assets resulting from operations per common share	$(1.00)	$0.78	$0.18

NOTE 9. DISTRIBUTIONS

Distributions

The Company is required to pay out as a distribution 90% of its ordinary income and short-term capital gains for each taxable year in order to maintain its status as a RIC under Subtitle A, Chapter 1 of Subchapter M of the Code. It is the policy of the Company to pay out as a distribution up to 100% of those amounts. The amount to be paid out as a distribution is determined by the Board of Directors each quarter and is based on the annual earnings estimated by the management of the Company. Based on that estimate, three monthly distributions are declared each quarter. At year-end the Company may pay a bonus distribution, in addition to the monthly distributions, to ensure that it has paid out at least 90% of its ordinary income and realized net short-term capital gains for the year. Long-term capital gains are composed of prepayment fees and gains from the sale of securities held for one year or more. Additionally, success fees, prior to January 1, 2011, were treated as long-term capital gains. Starting January 1, 2011, the tax characterization of the success fee amount was and will be treated as ordinary income. The approved change in accounting method does not require the Company to retroactively change the capital gains treatment of the success fees received prior to January 1, 2011. As a result, the Company will be required to distribute such amounts to its stockholders in order to maintain RIC status for success fees the Company receives after January 1, 2011.

The Company may decide to retain long-term capital gains from the sale of securities, if any, and not pay them out as distributions, however, the Board of Directors may decide to declare and pay out capital gains during any fiscal year. If the Company decides to retain long-term capital gains, the portion of the retained capital gains will be subject to a 35% tax. The tax characteristics of all distributions will be reported to stockholders on Form 1099 at the end of each calendar year. The following table lists the per share distributions paid for the fiscal years ended September 30, 2011 and 2010:

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Share
2011	October 5, 2010	October 21, 2010	October 29, 2010	$0.07
	October 5, 2010	November 19, 2010	November 30, 2010	0.07
	October 5, 2010	December 23, 2010	December 31, 2010	0.07
	January 11, 2011	January 21, 2011	January 31, 2011	0.07
	January 11, 2011	February 21, 2011	February 28, 2011	0.07
	January 11, 2011	March 21, 2011	March 31, 2011	0.07
	April 12, 2011	April 22, 2011	April 29, 2011	0.07
	April 12, 2011	May 20, 2011	May 31, 2011	0.07
	April 12, 2011	June 20, 2011	June 30, 2011	0.07
	July 12, 2011	July 22, 2011	July 29, 2011	0.07
	July 12, 2011	August 19, 2011	August 31, 2011	0.07
	July 12, 2011	September 22, 2011	September 30, 2011	0.07

Annual Total:				$0.84

2010	October 6, 2009	October 22, 2009	October 30, 2009	$0.07
	October 6, 2009	November 19, 2009	November 30, 2009	0.07
	October 6, 2009	December 22, 2009	December 31, 2009	0.07
	January 12, 2010	January 21, 2010	January 29, 2010	0.07
	January 12, 2010	February 18, 2010	February 26, 2010	0.07
	January 12, 2010	March 23, 2010	March 31, 2010	0.07
	April 7, 2010	April 22, 2010	April 30, 2010	0.07
	April 7, 2010	May 20, 2010	May 28, 2010	0.07
	April 7, 2010	June 22, 2010	June 30, 2010	0.07
	July 7, 2010	July 22, 2010	July 30, 2010	0.07
	July 7, 2010	August 23, 2010	August 31, 2010	0.07
	July 7, 2010	September 22, 2010	September 30, 2010	0.07

Annual Total:				$0.84

Aggregate distributions declared and paid for the 2011 and 2010 fiscal years were both approximately $17.7 million, which were declared based on an estimate of net investment income for each fiscal year.

Distribution of Income and Gains

Net investment income of the Company is declared and distributed to stockholders monthly. Net realized gains from investment transactions, in excess of available capital loss carryforwards, would be taxable to the Company if not distributed, and, therefore, generally will be distributed at least annually.

The timing and characterization of certain income and capital gains distributions are determined annually in accordance with federal tax regulations which may differ from GAAP. These differences primarily relate to items recognized as income for financial statement purposes and realized gains for tax purposes. As a result, net investment income and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Company may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Company. Additionally, the following tables also include these adjustments for the years ended September 30, 2011 and 2010, respectively.

The Company’s components of net assets on a tax-basis were as follows:

	Year Ended September 30,
	2011	2010
Common stock	$21	$21
Paid in capital	326,913	326,935
Notes receivable – employees	(3,858)	(7,103)
Net unrealized depreciation on investments	(80,104)	(41,800)
Net unrealized appreciation on borrowings	(612)	(1,140)
Underdistributed ordinary income	679	—
Capital loss carryforward	(27,255)	(26,354)
Post-October tax loss	(1,649)	(901)
Other temporary differences	(414)	(412)

Net Assets	$213,721	$249,246

The Company intends to retain realized gains to the extent of available capital loss carryforwards. As of September 30, 2011 the Company had $26.4 million and $0.9 million of capital loss carryforwards that expire in 2018 and 2019, respectively.

For the years ended September 30, 2011 and 2010, the Company recorded the following adjustments to reflect tax character. Reclassifications between income and gains primarily relate to the character of prepayment and success fees and accrued interest written off for GAAP purposes.

	Year Ended September 30,
	2011	2010
Overdistributed net investment income	$472	$(1,172)
Accumulated Net Realized Losses	(450)	1,992
Paid-in-capital	(22)	(820)

The tax character of distributions paid to stockholders by the Company is summarized as follows:

	Year Ended September 30,
	2011	2010	2009
Distributions from:
Ordinary Income	$17,672	$16,907	$20,795
Long Term Capital Gains	—	—	27
Return of Capital	—	783	5,748

Total Distributions	$17,672	$17,690	$26,570

NOTE 10. FEDERAL AND STATE INCOME TAXES

The Company intends to continue to qualify for treatment as a RIC under subchapter M of the Code. As a RIC, the Company will not be subject to federal income tax on the portion of its taxable income and gains distributed to stockholders. To qualify as a RIC, the Company is required to distribute at least 90% of its investment company taxable income, as defined by the Code. The Company intends to distribute a minimum of 90% of its ordinary income, and, as a result, no income tax provisions have been recorded. The Company may, but does not intend to, pay out a return of capital. The Company may also be subject to federal excise tax if it does not distribute at least 98% of its ordinary income in any calendar year and 98% of its capital gain net income in any calendar year. Under the RIC Modernization Act, for excise tax years beginning January 1, 2011, the minimum distribution requirement for capital gains income has been raised to 98.2%. The Company must also meet the asset diversification threshold under the Code’s rules applicable to a RIC.

Additionally, under the RIC Modernization Act, the Company will be permitted to carry forward capital losses incurred in taxable years beginning after September 30, 2011, for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital loss carryforwards will retain their character as either short-term or long-term capital losses rather than being considered all short-term as permitted under the previous regulation.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is party to certain legal proceedings incidental to the normal course of its business, including the enforcement of the Company’s rights under contracts with its portfolio companies. The Company is required to establish reserves for litigation matters where those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company do not establish reserves. Based on current knowledge, the Company does not believe that loss contingencies, if any, arising from pending investigations, litigation or regulatory matters will have a material adverse effect on the Company’s financial condition or results of operation.

Financial Commitments and Obligations

At September 30, 2011, the Company was not party to any signed commitments for potential investments. However, the Company has certain lines of credit and capital commitments with its portfolio companies that have not been fully drawn or called, respectively, as of September 30, 2011 and 2010. Since these commitments have expiration dates and the Company expects many will never be fully drawn or called, the total commitment amounts do not necessarily represent future cash requirements.

In addition to the lines of credit and capital commitments with portfolio companies, the Company also extends certain guaranties on behalf of some of its portfolio companies during the normal course of business. In July 2009, the Company executed a guaranty (the “Guaranty”) of a line of credit agreement between Comerica Bank and Defiance Integrated Technologies, Inc. (“Defiance”), one of its Control investments. Pursuant to the Guaranty, if Defiance had a payment default, the Guaranty was callable once the bank reduced its claim by using commercially reasonable efforts to collect through disposition of the Defiance collateral. The Guaranty was limited to $0.3 million plus interest on that amount accrued from the date demand payment was made under the Guaranty, and all costs incurred by the bank in its collection efforts. On March 1, 2011, the Company and Comerica Bank terminated the Guaranty.

The Company estimated the fair value of its unused line of credit and uncalled capital commitments as of September 30, 2011 and 2010 to be minimal; and therefore, they are not recorded on the accompanying Consolidated Statements of Assets and Liabilities. As of September 30, 2011, there were no outstanding guaranties.

The following table summarizes the notional dollar balances of unused line of credit commitments, uncalled capital commitments and guaranties as of September 30, 2011 and 2010:

	As of September 30,
	2011	2010
Unused line of credit commitments	$12,990	$9,304
Uncalled capital commitment	800	1,600
Guaranties	—	250

Total	$13,790	$11,154

The following table shows the Company’s contractual obligations as of September 30, 2011:

	Payments Due by Period
Contractual Obligations(A)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Credit Facility(B)	$99,400	$—	$—	$—	$99,400

(A)	Excludes the unused or uncalled commitments to extend credit or capital to the Company’s portfolio companies for an aggregate amount of $13.8 million, as discussed above.
(B)	Principal balance of borrowings under the Credit Facility, based on the contractual maturity due to the revolving nature of the facility.

NOTE 12. FINANCIAL HIGHLIGHTS

	Year Ended September 30,
	2011	2010	2009	2008	2007
Per Share Data (A)
Net asset value at beginning of period	$11.85	$11.81	$12.89	$14.97	$14.02

Income from investment operations (B)
Net investment income	0.88	0.84	1.00	1.35	1.69
Net realized loss on the sale of investments	(0.06)	(0.14)	(1.25)	(0.04)	—
Realized loss on settlement of derivative	—	—	(0.01)	—	—
Net unrealized appreciation on derivative	—	—	0.01	—	—
Net unrealized (depreciation) appreciation on investments	(1.84)	0.11	0.45	(2.39)	(0.56)
Net unrealized appreciation (depreciation) on borrowings	0.02	(0.03)	(0.02)	—	—

Total from investment operations	(1.00)	0.78	0.18	(1.08)	1.13

Distributions to stockholders from (B)(C)
Taxable ordinary income	(0.84)	(0.80)	(0.99)	(1.31)	(1.48)
Long term capital gains	—	—	—	(0.01)	—
Return on capital	—	(0.04)	(0.27)	(0.36)	(0.20)

Total distributions	(0.84)	(0.84)	(1.26)	(1.68)	(1.68)

Capital share transactions
Issuance of common stock under shelf offering	—	—	—	0.72	1.55
Offering costs	—	—	—	(0.04)	(0.05)
Repayment of principal on notes receivable	0.15	0.07	—	—	0.06
Conversion of recourse to non-recourse notes	—	(0.02)	—	—	—
Reclassification of principal on employee note	—	0.02	—	—	—
Stock surrendered to settle withholding tax obligation	—	—	—	—	(0.06)
Anti-dilutive effect of common stock reduction	—	0.03	—	—	—

Total from capital share transactions	0.15	0.10	—	0.68	1.50

Net asset value at end of period	$10.16	$11.85	$11.81	$12.89	$14.97

Per share market value at beginning of period	$11.27	$8.93	$15.24	$19.52	$22.01
Per share market value at end of period	6.86	11.27	8.93	15.24	19.52
Total return (D)	(33.77)%	37.46%	(30.94)%	(13.90)%	(4.40)%
Common stock outstanding at end of period	21,039,242	21,039,242	21,087,574	21,087,574	14,762,574

	Year Ended September 30,
	2011	2010	2009	2008	2007
Statement of Assets and Liabilities Data
Net assets at end of period	$213,721	$249,246	$249,076	$271,748	$220,959
Average net assets(E)	235,901	249,968	253,316	284,304	189,732
Senior Securities Data
Borrowing, at fair value	$100,012	$17,940	$83,350	$151,030	$144,440
Asset coverage ratio (F)(G)	314%	1,419%	396%	279%	252%
Average coverage per unit (G)	$3,144	$14,187	$3,963	$2,792	$2,524
Ratios/Supplemental Data
Ratio of expenses to average net assets (H)	7.39%	7.28%	9.97%	9.34%	10.75%
Ratio of net expenses to average net assets (I)	7.12	7.11	8.52	6.74	7.60
Ratio of net investment income to average net assets	7.81	7.10	8.30	9.34	11.73

(A)	Based on actual shares outstanding at the end of the corresponding period.
(B)	Based on weighted average basic per share data.
(C)	Distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under U.S. GAAP.
(D)

Total return equals the change in the ending market value of the Company’s common stock from the beginning of the period taking into account distributions reinvested in accordance with the terms of the Company’s distribution reinvestment plan. Total return does not take into account distributions that may be characterized as a return of capital. For further information on the estimated character of the Company’s distributions please refer to Note 9.

(E)	Average net assets are computed using the average of the balance of net assets at the end of each month of the reporting period.
(F)

As a BDC, the Company is generally required to maintain a ratio of at least 200% of total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to total borrowings and guaranty commitments.

(G)

Asset coverage ratio is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness (including interest payable and guaranties). Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.

(H)	Ratio of expenses to average net assets is computed using expenses before credits from Adviser to the base management and incentive fees and including income tax expense.
(I)	Ratio of net expenses to average net assets is computed using total expenses net of credits from Adviser to the base management and incentive fees and including income tax expense.

NOTE 13. SELECTED QUARTERLY DATA (UNAUDITED)

	Year Ended September 30, 2011
	Quarter Ended December 31, 2010	Quarter Ended March 31, 2011	Quarter Ended June 30, 2011	Quarter Ended September 30, 2011
Total Investment Income	$8,006	$8,398	$8,980	$9,827
Net Investment Income	4,637	4,428	4,534	4,813
Net Increase (Decrease) in Net Assets Resulting From Operations	2,132	(8,381)	(14,310)	(540)
Net Increase (Decrease) in Net Assets Resulting From Operations per Weighted Average Common Share (Basic and Diluted)	$0.10	$(0.40)	$(0.68)	$(0.03)

	Year Ended September 30, 2010
	Quarter Ended December 31, 2009	Quarter Ended March 31, 2010	Quarter Ended June 30, 2010	Quarter Ended September 30, 2010
Total Investment Income	$9,804	$9,814	$7,969	$7,952
Net Investment Income	4,428	4,474	4,429	4,428
Net Increase (Decrease) in Net Assets Resulting From Operations	6,326	7,980	(1,748)	3,836
Net Increase (Decrease) in Net Assets Resulting From Operations per Weighted Average Common Share (Basic and Diluted)	$0.30	$0.38	$(0.08)	$0.18

NOTE 14. SUBSEQUENT EVENTS

Portfolio Activity

Subsequent to September 30, 2011, the Company extended $3.6 million in revolver draws and investments. The Company also had $3.9 million in scheduled and unscheduled loan repayments. Of significance, in November 2011, the Company invested $1.6 million in Ohana Media Group (“Ohana”) in order for it to purchase certain of KMBQ Corporation’s (“KMBQ”) assets out of receivership. In connection with this transaction, the Company recorded a partial realized loss in the quarter ending December 31, 2011. Ohana replaces KMBQ on the Company’s Schedule of Investments as a Non-Control/Non-Affiliate portfolio Company in the quarter ending December 31, 2011.

Distributions

On October 11, 2011, the Company’s Board of Directors declared the following monthly cash distributions to stockholders:

Record Date	Payment Date	Distribution per Share
October 21, 2011	October 31, 2011	$0.07
November 17, 2011	November 30, 2011	$0.07
December 21, 2011	December 30, 2011	$0.07

Preferred Stock Offering

On October 31, 2011, the Company filed a Prospectus Supplement (to Prospectus dated July 15, 2011) with the SEC pursuant to Rule 497 under the Securities Act of 1933, as amended, which contains a description of the offering of 7.125% Series 2016 Term Preferred Stock (“Term Preferred Stock”), par value $0.001 per share of the Company. Under this Prospectus Supplement, the Company can issue up to 1.4 million of Term Preferred Stock at an offering price of $25.00 per share. The shares will have a redemption date of December 31, 2016 with an overallotment option of 15% and will be traded under the ticker symbol of GLADPRA on the New York Stock Exchange. The Term Preferred Stock will not be convertible into the Company’s common stock or any other security of the Company. At the time of issuance, any term preferred stock, including the Term Preferred Stock, will be fully paid and non-assessable and will have no preemptive, conversion, or exchange rights or rights to cumulative voting. The Term Preferred Stock will rank equally with shares of all of the Company’s other preferred stock that might be issued in the future, as to payment of dividends and the distribution of the Company’s assets upon dissolution, liquidation or winding up of affairs. The Term Preferred Stock is, and all other preferred stock that the Company may issue in the future will be, senior as to dividends and distributions to the Company’s Common Stock. The Company may issue additional series of term preferred stock or other preferred stock in the future. Monthly dividends will be paid on the Term Preferred Stock at an annual rate of 7.125% of the $25.00 liquidation preference per share, or $1.7813 per Term Preferred Stock per year, commencing on December 30, 2011. As of October 31, 2011, the Company had incurred $1.9 million in offering costs in relation to this transaction. On November 4, 2011, the Company completed the offering of its Term Preferred Stock for gross proceeds of $35.0 million. Net proceeds of the offering, after deducting underwriting discounts and estimated offering expenses borne by the Company, were approximately $33.0 million and were used to repay a portion of outstanding borrowings under the Credit Facility. In connection with the offering, the Company also granted the underwriters an option, exercisable on or before November 27, 2011, to purchase an additional 210,000 shares of Term Preferred Stock solely to cover over-allotments, if any. On November 14, 2011, the underwriters notified the Company of their intent to exercise their option to purchase an additional 139,882 shares of the Company’s Term Preferred Stock.

The Company is required to redeem all of the outstanding Term Preferred Stock on December 31, 2016 at a redemption price equal to $25.00 per share plus an amount equal to accumulated but unpaid dividends, if any, to the date of redemption. The Company cannot effect any amendment, alteration or repeal of its obligation to redeem all of the Term Preferred Stock on December 31, 2016 without the prior unanimous consent of the holders of Term Preferred Stock. If the Company fails to maintain an asset coverage ratio of at least 200% (as described in the Prospectus Supplement), it will redeem a portion of the outstanding Term Preferred Stock in an amount at least equal to the lesser of (1) the minimum number of shares of Term Preferred Stock necessary to cause the Company to meet its required asset coverage ratio and (2) the maximum number of Term Preferred Stock that the Company can redeem out of cash legally available for such redemption. At any time on or after December 31, 2012, at the Company’s sole option, it may redeem the Term Preferred Stock at a redemption price per share equal to the sum of the $25.00 liquidation preference per share plus (i) an initial premium of 1.00% of the liquidation preference (with such premium declining by 0.50% on the first and second anniversaries such that on December 31, 2014, no premium will be payable in connection with any such optional redemption) and (ii) an amount equal to accumulated but unpaid dividends, if any, on the Term Preferred Stock.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(UNAUDITED)

	March 31, 2012	September 30, 2011
ASSETS
Investments at fair value
Non-Control/Non-Affiliate investments (Cost of $273,931 and $288,266, respectively)	$246,235	$257,302
Control investments (Cost of $99,029 and $94,549, respectively)	41,932	45,645

Total investments at fair value (Cost of $372,960 and $382,815, respectively)	288,167	302,947
Cash	7,693	6,732
Restricted cash	1,225	—
Interest receivable – investments in debt securities	3,055	3,066
Interest receivable – employees (A)	62	—
Due from custodian	6,530	2,547
Deferred financing fees	3,476	650
Other assets	1,103	1,682

TOTAL ASSETS	$311,311	$317,624

LIABILITIES
Borrowings at fair value (Cost of $65,800 and $99,400, respectively)	$65,800	$100,012
Mandatorily redeemable preferred stock, $0.001 par value per share, $25 liquidation preference per share; 4,000,000 and no shares authorized; 1,539,882 and no shares issued and outstanding at March 31, 2012 and September 30, 2011, respectively	38,497	—
Accounts payable and accrued expenses	495	513
Interest payable	226	289
Fees due to Adviser (A)	2,063	1,760
Fee due to Administrator (A)	211	194
Other liabilities	2,017	1,135

TOTAL LIABILITIES	$109,309	$103,903

Commitments and contingencies (B)
NET ASSETS	$202,002	$213,721

ANALYSIS OF NET ASSETS
Common stock, $0.001 par value per share, 46,000,000 and 50,000,000 shares authorized; 21,000,160 and 21,039,242 shares issued and outstanding at March 31, 2012 and September 30, 2011, respectively	$21	$21
Capital in excess of par value	326,578	326,913
Notes receivable from employees (A)	(3,522)	(3,858)
Cumulative net unrealized depreciation of investments	(84,793)	(79,867)
Cumulative net unrealized appreciation of borrowings	—	(612)
Net investment income in excess of distributions	108	108
Accumulated net realized losses	(36,390)	(28,984)

TOTAL NET ASSETS	$202,002	$213,721

NET ASSET VALUE PER COMMON SHARE AT END OF PERIOD	$9.62	$10.16

(A)	Refer to Note 4—Related Party Transactions for additional information.
(B)	Refer to Note 10—Commitments and Contingencies for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(UNAUDITED)

	Three Months Ended March 31,		Six Months Ended March 31,
	2012	2011	2012	2011
INVESTMENT INCOME
Interest income
Non-Control/Non-Affiliate investments	$7,840	$5,754	$15,729	$12,680
Control investments	1,051	1,414	2,410	2,211
Cash	—	—	6	—
Notes receivable from employees (A)	63	122	130	244

Total interest income	8,954	7,290	18,275	15,135
Other income
Non-Control/Non-Affiliate investments	2,042	483	2,042	645
Control investments	—	625	—	625

Total other income	2,042	1,108	2,042	1,270

Total investment income	10,996	8,398	20,317	16,405

EXPENSES
Base management fee (A)	1,538	1,365	3,094	2,712
Incentive fee (A)	1,304	1,102	2,339	2,261
Administration fee (A)	209	175	404	361
Interest expense on borrowings	999	478	2,138	358
Dividend expense on mandatorily redeemable preferred stock	686	—	1,120	—
Amortization of deferred financing fees	277	368	734	664
Professional fees	362	201	655	534
Other general and administrative expenses	528	383	773	603

Expenses before credits from Adviser	5,903	4,072	11,257	7,493
Credits to fees from Adviser (A)	(123)	(102)	(574)	(154)

Total expenses net of credits	5,780	3,970	10,683	7,339

NET INVESTMENT INCOME	5,216	4,428	9,634	9,066

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss):
Non-Control/Non-Affiliate investments	37	161	(8,212)	161
Control investments	—	(156)	—	(156)

Total net realized gain (loss)	37	5	(8,212)	5
Net unrealized (depreciation) appreciation:
Non-Control/Non-Affiliate investments	(3,351)	(3,020)	3,267	(8,062)
Control investments	(3,818)	(10,049)	(8,193)	(7,952)
Borrowings	313	255	612	693

Net unrealized depreciation	(6,856)	(12,814)	(4,314)	(15,321)

Net realized and unrealized loss	(6,819)	(12,809)	(12,526)	(15,316)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(1,603)	$(8,381)	$(2,892)	$(6,250)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS PER COMMON SHARE:
Basic and Diluted	$(0.08)	$(0.40)	$(0.14)	$(0.30)

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and Diluted	21,005,402	21,039,242	21,022,087	21,039,242

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

	Six Months Ended March 31,
	2012	2011
Operations:
Net investment income	$9,634	$9,066
Net realized (loss) gain on investments	(8,212)	5
Net unrealized depreciation of investments	(4,926)	(16,014)
Net unrealized depreciation of borrowings	612	693

Net decrease in net assets resulting from operations	(2,892)	(6,250)

Distributions:
Distributions to common stockholders	(8,830)	(8,836)

Capital transactions:
Stock redemption for repayment of principal on employee notes (A)	(332)	—
Repayment of principal on employee notes (A)	335	1,055

Net increase in net assets from capital transactions	3	1,055

Total decrease in net assets	(11,719)	(14,031)
Net assets at beginning of period	213,721	249,246

Net assets at end of period	$202,002	$235,215

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(UNAUDITED)

	Six Months Ended March 31,
	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net decrease in net assets resulting from operations	$(2,892)	$(6,250)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by (used in) operating activities:
Purchase of investments	(29,609)	(52,424)
Principal repayments on investments	24,760	35,227
Proceeds from sale of investments	6,459	777
Increase in investment balance due to paid-in-kind interest	—	(8)
Increase in investment balance due to transferred interest	—	(204)
Net change in premiums, discounts and amortization	(119)	776
Net realized loss (gain) on investments	8,363	(163)
Net unrealized depreciation of investments	4,926	16,014
Net unrealized depreciation of borrowings	(612)	(693)
Increase in restricted cash	(1,225)	—
Amortization of deferred financing fees	734	664
(Increase) decrease in interest receivable	(51)	251
Increase in due from custodian	(3,983)	(1,024)
Decrease (increase) in other assets	579	(9)
Decrease in accounts payable and accrued expenses	(18)	(296)
Decrease in interest payable	(63)	(573)
Increase in fees due to Adviser (A)	303	1,118
Increase (decrease) in fee due to Administrator (A)	17	(92)
Increase in other liabilities	882	186

Net cash provided by (used in) operating activities	8,451	(6,723)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	32,900	50,800
Repayments on borrowings	(66,500)	(34,400)
Proceeds from issuance of mandatorily redeemable preferred stock	38,497	—
Deferred financing fees	(3,560)	(759)
Distributions paid to common stockholders	(8,830)	(8,836)
Receipt of principal on employee notes	3	1,055

Net cash (used in) provided by financing activities	(7,490)	7,860

NET INCREASE IN CASH	961	1,137

CASH, BEGINNING OF PERIOD	6,732	7,734

CASH, END OF PERIOD	$7,693	$8,871

NON-CASH ACTIVITIES (B)	$332	$—

(A)	Refer to Note 4—Related Party Transactions for additional information.
(B)	Redemption of 39,082 shares of common stock to reduce the principal balance of an employee loan by $332. Refer to Note 7—Common Stock for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS:

Non-syndicated Loans:

Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.0%, Due 2/2011) (D)(H)	$903	$903	$—

Allison Publications, LLC	Service-publisher of consumer oriented Magazines	Senior Term Debt (10.5%, Due 9/2012) (D)	8,164	8,171	7,674

BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013) (D)	7,465	7,465	4,106

Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $0 available (7.3%, Due 11/2012) (D)	450	450	270
		Senior Term Debt (7.3%, Due 11/2012) (D)	78	78	47

				528	317

CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (14.0%, Due 12/2016) (D)	14,265	14,265	14,194

FedCap Partners, LLC	Private equity fund	Class A Membership Units (80 units) (G)		1,200	1,153
		Uncalled Capital Commitment ($800)

GFRC Holdings, LLC	Manufacturing-glass-fiber reinforced concrete	Senior Term Debt (11.5%, Due 12/2013) (D)	5,324	5,324	2,928
		Senior Subordinated Term Debt (14.0%, Due 12/2013) (D)	6,598	6,598	3,629

				11,922	6,557

Heartland Communications Group	Service-radio station operator	Line of Credit, $0 available (5.0%, Due 3/2013) (D)	100	100	35
		Line of Credit, $55 available (10.0%, Due 3/2013) (D)	45	45	16
		Senior Term Debt (5.0%, Due 3/2013) (D)	4,342	4,325	1,520
		Common Stock Warrants (8.8% ownership) (F)(G)		66	—

				4,536	1,571

International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $125 available (11.0%, Due 5/2014) (D)	2,125	2,125	1,424
		Senior Term Debt (10.5%, Due 5/2014) (D)	661	661	443
		Senior Term Debt (12.5%, Due 5/2014) (C)(D)	2,500	2,500	1,675

				5,286	3,542

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

Legend Communications of Wyoming, LLC	Service-operator of radio stations	Senior Term Debt (12.0%, Due 6/2013) (D)	$9,203	$9,203	$4,785

North American Aircraft Services, LLC	Service - repairs and maintains aircraft fuel tanks and fuel systems	Line of Credit, $750 available (6.5%, Due 8/2012) (D)	1,250	1,250	1,238
		Senior Term Debt (7.5%, Due 8/2016) (D)	4,767	4,767	4,719
		Senior Subordinated Term Debt (11.8%, Due 8/2016) (D)	4,750	4,750	4,703
		Senior Subordinated Term Debt (12.5%, Due 8/2016) (D)	2,820	2,820	2,792
		Common Stock Warrants (5.8% ownership) (F)(G)		350	608

				13,937	14,060
Northstar Broadband, LLC	Service-cable TV franchise owner	Senior Term Debt (0.7%, Due 12/2012) (D)	50	44	42

Ohana Media Group	Service – AM/FM radio broadcast	Senor Term Debt (10.0%, Due 10/2016) (D)	1,590	1,590	1,447

Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the Aluminum industry	Equipment Note (13.0%, Due 3/2013) (D)	1,000	1,000	835
		Senior Term Debt (13.0%, Due 3/2013) (D)	4,125	4,125	3,444
		Senior Term Debt (13.0%, Due 3/2013) (C)(D)	4,053	4,053	3,384

				9,178	7,663

PROFIT Systems Acquisition Co.	Service-design and develop ERP Software	Line of Credit, $350 available (11.3%, Due 7/2012) (D)	—	—	—
		Senior Term Debt (10.5%, Due 7/2014) (C)(D)	2,850	2,850	2,708

				2,850	2,708

Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $500 available (9.0%, Due 1/2013) (D)	3,500	3,500	3,316
		Mortgage Note (9.5%, Due 12/2014) (D)	7,121	7,121	6,747
		Senior Term Debt (12.0%, Due 12/2014) (C)(D)	11,513	11,513	10,908
		Senior Subordinated Term Debt (12.5%, Due 12/2014) (D)	6,000	6,000	5,685
		Common Stock Warrants (764 shares) (F)(G)		209	736

				28,343	27,392

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Line of Credit, $2,500 available (11.3%, Due 5/2013) (D)	$—	$—	$—
		Senior Term Debt (11.3%, Due 5/2013) (D)	8,947	8,947	8,052

				8,947	8,052

Sunburst Media - Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 1/2012) (D)	6,000	6,000	2,400

Thibaut Acquisition Co.	Service-design and distribute wall Covering	Line of Credit, $250 available (9.0%, Due 1/2014) (D)	750	750	737
		Senior Term Debt (8.5%, Due 1/2014) (D)	287	287	282
		Senior Term Debt (12.0%, Due 1/2014) (C)(D)	3,000	3,000	2,933

				4,037	3,952

Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (12.3%, Due 1/2014) (D)	12,000	12,000	11,640
		Senior Subordinated Term Debt (13.5%, Due 1/2014) (D)	8,000	8,000	7,700

				20,000	19,340

Westland Technologies, Inc.	Service-diversified conglomerate	Line of Credit, $1,000 available (6.5%, Due 4/2012) (D)	—	—	—
		Senior Term Debt (7.5%, Due 4/2016) (D)	1,850	1,850	1,804
		Senior Term Debt (12.5%, Due 4/2016) (D)	4,000	4,000	3,900
		Common Stock Warrants (77,287 shares) (F)(G)		350	279

				6,200	5,983

Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (6.5%, Due 5/2013) (D)	1,250	1,250	1,244
		Senior Term Debt (7.0%, Due 5/2013) (D)	1,669	1,669	1,656
		Senior Subordinated Term Debt (13.5%, Due 6/2013) (D)	9,750	9,750	9,628

				12,669	12,528

Subtotal – Non-syndicated loans				$177,274	$149,466

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

Syndicated Loans:

Airvana Network Solutions, Inc.	Service-telecommunications	Senior Term Debt (10.0%, Due 3/2015) (E)	$3,928	$3,827	$3,732

Allied Security Holdings, LLC	Service-contract security officer providers	Senior Subordinated Term Debt (8.5%, Due 2/2018) (E)	1,000	991	1,003

Allied Specialty Vehicles, Inc.	Manufacturing-specialty vehicles	Senior Term Debt (9.5%, Due 2/2016) (E)	9,900	9,735	9,702

Ameriqual Group, LLC	Manufacturing-production and distribution of food products	Senior Term Debt (9.0%, Due 3/2016) (E)	7,444	7,319	7,295

Applied Systems, Inc.	Software for property & casualty insurance industry	Senior Subordinated Term Debt (9.3%, Due 6/2017) (E)	1,000	992	998

Ascend Learning, LLC	Service-technology-based learning solutions	Senior Subordinated Term Debt (11.5%, Due 12/2017) (E)	1,000	974	1,010

Attachmate Corporate	Service-develops, implements and supports software	Senior Subordinated Term Debt (9.5%, Due 2/2017) (E)	4,000	3,965	3,990

Autoparts Holdings Limited	Supplier to the light and heavy-duty vehicle after market for replacement parts	Senior Term Debt (10.5%, Due 1/2018) (E)	1,000	995	983

Blue Coat Systems, Inc.	Provider of internet security and network acceleration appliances	Senior Subordinated Term Debt (11.5%, Due 8/2018) (E)	8,500	8,497	8,542

Covad Communications Group, Inc.	Service-telecommunications	Senior Term Debt (12.0%, Due 11/2015) (E)	1,750	1,722	1,741

Global Brass and Copper, Inc.	Manufacturing - steel wool products and metal fibers	Senior Term Debt (10.3%, Due 8/2015) (E)	2,953	2,886	2,993

HGI Holding, Inc	Service - distributor of disposable medical products	Senior Term Debt (6.8%, Due 10/2016) (E)	1,757	1,725	1,757

Hubbard Radio, LLC	Service-radio station operator	Senior Subordinated Term Debt (8.8%, Due 4/2018) (E)	500	495	506

Keypoint Government Solutions, Inc.	Service-security consulting services	Senior Term Debt (10.0%, Due 12/2015) (E)	6,912	6,884	6,912

Mood Media Corporation	Service-media and marketing solutions	Senior Term Debt (10.3%, Due 11/2018) (E)	8,000	7,926	7,480

National Surgical Hospitals, Inc.	Service-physician-partnered surgical facilities	Senior Term Debt (8.3%, Due 2/2017) (E)	1,686	1,652	1,631

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

Sensus USA, Inc.	Service-provider of utility communication Services	Senior Term Debt (8.5%, Due 5/2018) (E)	$500	$495	$496

Springs Window Fashions, LLC	Manufacturing-window coverings	Senior Term Debt (11.3%, Due 11/2017) (E)	7,000	6,843	6,825

SRAM, LLC	Manufacturing-premium bicycle components	Senior Term Debt (8.5%, Due 12/2018) (E)	2,500	2,477	2,512

Targus Group International, Inc.	Manufacturing-carrying cases and accessories for notebook computers	Senior Term Debt (11.0%, Due 5/2016) (E)	9,925	9,752	9,801

Ulterra Drilling Technologies, LP	Manufacturing-oil field drill bits and slick-slip reduction tools	Senior Term Debt (9.5%, Due 6/2016) (E)	1,925	1,891	1,915

Vision Solutions, Inc.	Service-provider of information availability software	Senior Term Debt (9.5%, Due 7/2017) (E)	11,000	10,921	10,670

Wall Street Systems Holdings, Inc.	Service-software provider	Senior Term Debt (9.0%, Due 6/2018) (E)	3,000	2,972	3,007

WP Evenflo Group Holdings, Inc.	Manufacturing-infant and juvenile Products	Senior Term Debt (8.0%, Due 2/2013) (E)	277	277	270
		Senior Preferred Equity (333 shares) (F)(G)		333	440
		Junior Preferred Equity (111 shares) (F)(G)		111	155
		Common Stock (1,874 shares) (F)(G)		—	403

				721	1,268

Subtotal – Syndicated loans				$96,657	$96,769

Total Non-Control/Non-Affiliate Investments (represented 85.4% of total investments at fair value)				$273,931	$246,235

CONTROL INVESTMENTS:
BERTL, Inc.	Service-web-based evaluator of imaging products	Line of Credit, $69 available (6.5%, Due 4/2012) (F)(H)(I)	1,358	1,358	—
		Common Stock (100 shares) (F)(G)		424	—

				1,782	—
Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2013) (C)(F)	7,345	7,345	7,345
		Common Stock (15,500 shares) (F)(G)		1	8,696

				7,346	16,041
Kansas Cable Holdings, Inc.	Service - cable, internet, voice provider	Line of Credit, $153 available (10.0%, Due 10/2012) (D)(H)	672	662	5

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS (Continued):
		Senior Term Debt (10.0%, Due 10/2012) (D)(H)	$1,500	$1,444	$11
		Senior Term Debt (10.0%, Due 10/2012) (D)(H)	1,039	1,000	8
		Common Stock (100 shares) (F)(G)		—	—

				3,106	24
Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (11.0%, Due 10/2012) (D)(H)	10,000	10,000	1,300
		Senior Subordinated Term Debt (13.0%, Due 10/2012) (D)(H)	2,000	2,000	260
		Senior Subordinated Term Debt (13.0%, Due Upon Demand) (D)(H)	1,909	1,909	248
		Common Stock (100 shares) (F)(G)		317	—

				14,226	1,808
LocalTel, LLC	Service-yellow pages publishing	Line of credit, $132 available (10.0%, Due 6/2012) (F)(H)	2,218	2,218	559
		Line of Credit, $1,830 available (4.7%, Due 6/2012) (F)(H)	1,170	1,170	—
		Senior Term Debt (12.5%, Due 2/2012) (F)(H)	325	325	—
		Senior Term Debt (8.5%, Due 6/2012) (F)(H)	2,688	2,688	—
		Senior Term Debt (10.5%, Due 6/2012) (C)(F)(H)	2,750	2,750	—
		Common Stock Warrants (4,000 shares) (F)(G)		—	—

				9,151	559
Midwest Metal Distribution, Inc.	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 7/2013) (D)	18,281	18,267	17,870
		Common Stock (501 shares) (F)(G)		138	—

				18,405	17,870
Sunshine Media Holdings	Service-publisher regional B2B trade magazines	Line of credit, $498 available (4.8%, Due 8/2014) (D)	1,502	1,502	225
		Senior Term Debt (4.8%, Due 5/2016) (D)	16,948	16,948	2,542
		Senior Term Debt (5.5%, Due 5/2016) (C)(D)(H)	10,700	10,700	1,605
		Junior Preferred Equity (11,013 shares) (F)(G)		4,075	—
		Common Stock (934 shares) (F)(G)		740	—

				33,965	4,372

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS (Continued):
U.S. Healthcare Communications, Inc.	Service-magazine publisher/operator	Line of credit, $131 available (6.0%, Due 12/2010) (F)(H)	$269	$269	$—
		Line of credit, $0 available (6.0%, Due 12/2010) (F)(H)	450	450	—
		Common Stock (100 shares) (F)(G)		2,470	—

				3,189	—
Viapack, Inc.	Manufacturing-polyethylene film	Line of Credit, $466 available (6.5%, Due 3/2013) (D)	3,334	3,334	534
		Senior Real Estate Term Debt (5.0%, Due 3/2014) (D)	600	600	96
		Senior Term Debt (6.2%, Due 3/2014) (C)(D)(H)	3,925	3,925	628
		Preferred Equity (100 shares) (F)(G)		—	—
		Guarantee ($600)

				7,859	1,258

Total Control Investments (represented 14.6% of total investments at fair value)				$99,029	$41,932

Total Investments				$372,960	$288,167

(A)	Certain of the securities listed in the above schedule are issued by affiliate(s) of the indicated portfolio company.
(B)	Percentage represents interest rates in effect at March 31, 2012, and due date represents the contractual maturity date.
(C)	Last Out Tranche (“LOT”) of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.
(D)	Fair value was primarily based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.
(E)	Security valued based on the indicative bid price on or near March 31, 2012, offered by the respective syndication agent’s trading desk or secondary desk.
(F)	Fair value was primarily based on the total enterprise value of the portfolio company using a liquidity waterfall approach. We also considered discounted cash flow methodologies.
(G)	Security is non-income producing.
(H)	Debt security is on non-accrual status.
(I)	In April 2012, we amended the terms of the security extending the maturity date.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS:

Non-syndicated Loans:

Access Television Network, Inc.	Service-cable airtime (infomercials)	Senior Term Debt (14.0%, Due 2/2011) (D)(H)	$903	$903	$45

Allison Publications, LLC	Service-publisher of consumer oriented magazines	Senior Term Debt (10.5%, Due 9/2012) (D)	8,463	8,478	7,861

BAS Broadcasting	Service-radio station operator	Senior Term Debt (11.5%, Due 7/2013) (D)	7,465	7,465	6,233

Chinese Yellow Pages Company	Service-publisher of Chinese language directories	Line of Credit, $250 available (7.3%, Due 11/2011) (D)	450	450	338
		Senior Term Debt (7.3%, Due 11/2011) (D)	168	168	126

				618	464

CMI Acquisition, LLC	Service-recycling	Senior Subordinated Term Debt (13.0%, Due 12/2016) (D)	14,265	14,265	14,336

FedCap Partners, LLC	Private equity fund	Class A Membership Units (80 units) (G)		1,200	1,153
		Uncalled Capital Commitment ($800)

GFRC Holdings, LLC	Manufacturing-glass-fiber reinforced concrete	Senior Term Debt (11.5%, Due 12/2012) (D)	5,617	5,617	4,719
		Senior Subordinated Term Debt (14.0%, Due 12/2012) (D)	6,615	6,615	5,557

				12,232	10,276

Global Materials Technologies, Inc.	Manufacturing-steel wool products and metal fibers	Senior Term Debt (13.0%, Due 6/2012) (C)(D)	2,635	2,635	2,212

Heartland Communications Group	Service-radio station operator	Line of Credit, $0 available (5.0%, Due 3/2013) (D)	100	100	41
		Line of Credit, $0 available (10.0%, Due 3/2013) (D)	100	100	41
		Senior Term Debt (5.0%, Due 3/2013) (D)	4,342	4,316	1,780
		Common Stock Warrants (8.8% ownership) (F)(G)		66	—

				4,582	1,862

International Junior Golf Training Acquisition Company	Service-golf training	Line of Credit, $0 available (11.0%, Due 5/2012) (D)	1,500	1,500	1,275
		Senior Term Debt (10.5%, Due 5/2012) (D)	861	861	732
		Senior Term Debt (12.5%, Due 5/2012) (C)(D)	2,500	2,500	2,125

				4,861	4,132

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

KMBQ Corporation	Service-AM/FM radio broadcaster	Line of Credit, $42 available (12.3%, Due 7/2010) (D)(H)	$162	$158	$76
		Senior Term Debt (12.3%, Due 7/2010) (D)(H)	2,081	2,038	984

				2,196	1,060

Legend Communications of Wyoming, LLC	Service-operator of radio stations	Senior Term Debt (12.0%, Due 6/2013) (D)	9,745	9,745	5,408
		Senior Term Debt (16.0%, Due 7/2011) (D)	220	220	123

				9,965	5,531

Newhall Holdings, Inc.	Service-distributor of personal care products and supplements	Line of Credit, $0 available (8.0%, Due 12/2012) (D)(H)	1,985	1,985	98
		Senior Term Debt (8.5%, Due 12/2012) (D)(H)	1,870	1,870	94
		Senior Term Debt (3.5%, Due 12/2012) (C)(D)(H)	2,000	2,000	100
		Senior Term Debt (3.5%, Due 12/2012) (C)(D)(H)	4,648	4,648	232
		Preferred Equity (1,000,000 shares) (F)(G)(H)		—	—
		Common Stock (688,500 shares) (F)(G)		—	—

				10,503	524

North American Aircraft Services LLC	Service - repairs and maintains aircraft fuel tanks and fuel systems	Line of Credit, $1,500 available (6.5%, Due 8/2012) (D)	500	500	500
		Senior Term Debt (7.5%, Due 8/2016) (D)	3,250	3,250	3,250
		Senior Subordinated Term Debt (11.8%, Due 8/2016) (D)	4,750	4,750	4,750
		Common Stock Warrants (4.8% ownership) (F)(G)		350	350

				8,850	8,850

Northern Contours, Inc.	Manufacturing-veneer and laminate components	Senior Subordinated Term Debt (13.0%, Due 9/2012) (D)	6,128	6,128	5,684

Northstar Broadband, LLC	Service-cable TV franchise owner	Senior Term Debt (0.7%, Due 12/2012) (D)	80	70	64

Precision Acquisition Group Holdings, Inc.	Manufacturing-consumable components for the aluminum industry	Equipment Note (13.0%, Due 11/2011) (D)	1,000	1,000	948
		Senior Term Debt (13.0%, Due 11/2011) (D)	4,125	4,125	3,908
		Senior Term Debt (13.0%, Due 11/2011) (C)(D)	4,053	4,053	3,840

				9,178	8,696

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

PROFIT Systems Acquisition Co.	Service-design and develop ERP software	Line of Credit, $350 available (11.25%, Due 7/2012) (D)	$—	$—	$—
		Senior Term Debt (10.5%, Due 7/2014) (C)(D)	3,150	3,150	3,024

				3,150	3,024

RCS Management Holding Co.	Service-healthcare supplies	Senior Term Debt (9.5%, Due 1/2013) (D)	1,438	1,438	1,367
		Senior Term Debt (11.5%, Due 1/2013) (C)(D)	3,060	3,060	2,907

				4,498	4,274

Reliable Biopharmaceutical Holdings, Inc.	Manufacturing-pharmaceutical and biochemical intermediates	Line of Credit, $2,800 available (9.0%, Due 1/2013) (D)	1,200	1,200	1,176
		Mortgage Note (9.5%, Due 12/2014) (D)	7,168	7,168	7,025
		Senior Term Debt (12.0%, Due 12/2014) (C)(D)	11,573	11,573	10,906
		Senior Subordinated Term Debt (12.5%, Due 12/2014) (D)	6,000	6,000	5,655
		Common Stock Warrants (764 shares) (F) (G)		209	534

				26,150	25,296

Saunders & Associates	Manufacturing-equipment provider for frequency control devices	Line of Credit, $2,500 available (11.3%, Due 5/2013) (D)	—	—	—
		Senior Term Debt (11.3%, Due 5/2013) (D)	8,947	8,947	8,913

				8,947	8,913

Sunburst Media - Louisiana, LLC	Service-radio station operator	Senior Term Debt (10.5%, Due 12/2011) (D)	6,100	6,103	3,964

Thibaut Acquisition Co.	Service-design and distribute wall covering	Line of Credit, $400 available (9.0%, Due 1/2014) (D)	600	600	585
		Senior Term Debt (8.5%, Due 1/2014) (D)	550	550	536
		Senior Term Debt (12.0%, Due 1/2014) (C)(D)	3,000	3,000	2,910

				4,150	4,031

Westlake Hardware, Inc.	Retail-hardware and variety	Senior Subordinated Term Debt (12.3%, Due 1/2014) (D)	12,000	12,000	11,640
		Senior Subordinated Term Debt (13.5%, Due 1/2014) (D)	8,000	8,000	7,700

				20,000	19,340

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

Westland Technologies, Inc.	Service-diversified conglomerate	Line of Credit, $1,000 available (6.5%, Due 4/2012) (D)	$—	$—	$—
		Senior Term Debt (7.5%, Due 4/2016) (D)	2,000	2,000	1,995
		Senior Term Debt (12.5%, Due 4/2016) (D)	4,000	4,000	3,990
		Common Stock Warrants (77,287 shares) (F)(G)		350	307

				6,350	6,292

Winchester Electronics	Manufacturing-high bandwidth connectors and cables	Senior Term Debt (5.2%, Due 5/2012) (D)	1,250	1,250	1,238
		Senior Term Debt (5.7%, Due 5/2013) (D)	1,677	1,677	1,656
		Senior Subordinated Term Debt (14.0%, Due 6/2013) (D)	9,800	9,800	9,628

				12,727	12,522

Subtotal – Non-syndicated loans				$196,204	$166,639

Syndicated Loans:

Airvana Network Solutions, Inc.	Service-telecommunications	Senior Term Debt (10.0%, Due 3/2015) (E)	6,048	5,912	6,048

Allied Security Holdings, LLC	Service-contract security officer providers	Senior Subordinated Term Debt (8.5%, Due 2/2018) (E)	1,000	991	965

Allied Specialty Vehicles, Inc.	Manufacturing-specialty vehicles	Senior Term Debt (9.5%, Due 2/2016) (E)	9,950	9,767	9,751

Ameriqual Group, LLC	Manufacturing-production and distribution of food products	Senior Term Debt (9.0%, Due 3/2016) (E)	7,481	7,344	7,332

Applied Systems, Inc.	Software for property & casualty insurance industry	Senior Subordinated Term Debt (9.3%, Due 6/2017) (E)	1,000	991	990

Ascend Learning, LLC	Service-technology-based learning solutions	Senior Subordinated Term Debt (11.53%, Due 12/2017) (E)	1,000	972	980

Attachmate Corporate	Service-develops, implements and supports software	Senior Subordinated Term Debt (9.5%, Due 2/2017) (E)	4,000	3,962	3,810

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):

Autoparts Holdings Limited	Supplier to the light and heavy-duty vehicle after market for replacement parts	Senior Term Debt (10.5%, Due 1/2018) (E)	$1,000	$995	$978

Covad Communications Group, Inc.	Service-telecommunications	Senior Term Debt (12.0%, Due 11/2015) (E)	1,850	1,818	1,795

Ernest Health, Inc.	Service-post-acute care services	Senior Term Debt (10.3%, Due 5/2017) (E)	2,000	1,971	1930

Global Brass and Copper, Inc.	Manufacturing - steel wool products and metal fibers	Senior Term Debt (10.3%, Due 8/2015) (E)	2,969	2,893	3,054

HGI Holding, Inc	Service - distributor of disposable medical products	Senior Term Debt (6.8%, Due 10/2016) (E)	1,757	1,723	1,687

Hubbard Radio, LLC	Service-radio station operator	Senior Subordinated Term Debt (8.8%, Due 4/2018) (E)	500	495	488

Keypoint Government Solutions, Inc.	Service-security consulting services	Senior Term Debt (10.0%, Due 12/2015) (E)	6,948	6,916	6,670

Mood Media Corporation	Service-media and marketing solutions	Senior Term Debt (10.3%, Due 11/2018) (E)	8,000	7,923	7,370

National Surgical Hospitals, Inc.	Service-physician-partnered surgical facilities	Senior Term Debt (8.3%, Due 2/2017) (E)	1,694	1,658	1,627

Sensus USA, Inc.	Service-provider of utility communication services	Senior Term Debt (8.5%, Due 5/2018) (E)	500	495	483

Springs Window Fashions, LLC	Manufacturing-window coverings	Senior Term Debt (11.3%, Due 11/2017) (E)	5,000	4,855	4,750

SRAM, LLC	Manufacturing-premium bicycle components	Senior Term Debt (8.5%, Due 12/2018) (E)	2,500	2,476	2,475

Targus Group International, Inc.	Manufacturing-carrying cases and accessories for notebook computers	Senior Term Debt (11.0%, Due 5/2016) (E)	9,975	9,785	9,626

Ulterra Drilling Technologies, LP	Manufacturing-oil field drill bits and slick-slip reduction tools	Senior Term Debt (9.5%, Due 6/2016) (E)	1,975	1,937	1,916

Vision Solutions, Inc.	Service-provider of information availability software	Senior Term Debt (9.5%, Due 7/2017) (E)	11,000	10,915	10,560

Wall Street Systems Holdings, Inc.	Service-software provider	Senior Term Debt (9.0%, Due 6/2018) (E)	3,000	2,971	2,880

WP Evenflo Group Holdings Inc.	Manufacturing-infant and juvenile products	Senior Term Debt (8.0%, Due 2/2013) (E)	1,853	1,853	1,723
		Senior Preferred Equity (333 shares) (F)(G)		333	419

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (Continued):
		Junior Preferred Equity (111 shares) (F)(G)		$111	$146
		Common Stock (1,874 shares) (F)(G)		—	210

				2,297	2,498

Subtotal—Syndicated loans				$92,062	$90,663

Total Non-Control/Non-Affiliate Investments (represented 84.9% of total investments at fair value)				$288,266	$257,302

CONTROL INVESTMENTS:

BERTL, Inc.	Service-web-based evaluator of imaging products	Line of Credit, $6 available (6.4%, Due 10/2011)(F)(H)	1,427	1,355	—
		Common Stock (100 shares) (F)(G)		424	—

				1779	—

Defiance Integrated Technologies, Inc.	Manufacturing-trucking parts	Senior Term Debt (11.0%, Due 4/2013) (C)(F)	7,505	7,505	7,505
		Common Stock (15,500 shares) (F)(G)		1	7,534

				7,506	15,039

Kansas Cable Holdings, Inc.	Service-cable, internet, voice provider	Line of Credit, $179 available (10.0%, Due 10/2012) (D)(H)	346	337	14
		Senior Term Debt (10.0%, Due 10/2012) (D)(H)	1,500	1,444	60
		Senior Term Debt (10.0%, Due 10/2012) (D)(H)	1,039	1,000	42
		Common Stock (100 shares) (F)(G)		—	—

				2,781	116

Lindmark Acquisition, LLC	Service-advertising	Senior Subordinated Term Debt (11.0%, Due 10/2012)(D)(H)	10,000	10,000	2,000
		Senior Subordinated Term Debt (13.0%, Due 10/2012)(D)(H)	2,000	2,000	400
		Senior Subordinated Term Debt (13.0%, Due Upon Demand) (D)(H)	1,908	1,908	383
		Common Stock (100 shares) (F)(G)		317	—

				14,225	2,783

LocalTel, LLC	Service-yellow pages publishing	Line of credit, $2 available (10.0%, Due 12/2011) (F)(H)	1,848	1,848	734

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS (Continued):
		Line of Credit, $1,830 available (4.7%, Due 6/2012) (F)(H)	$1,170	$1,170	$—
		Senior Term Debt (12.5%, Due 2/2012) (F)(H)	325	325	—
		Senior Term Debt (8.5%, Due 6/2012) (F)(H)	2,688	2,688	—
		Senior Term Debt (10.5%, Due 6/2012) (C)(F)(H)	2,750	2,750	—
		Common Stock Warrants (4,000 shares) (F)(G)		—	—

				8,781	734

Midwest Metal Distribution, Inc.	Distribution-aluminum sheets and stainless steel	Senior Subordinated Term Debt (12.0%, Due 7/2013) (D)	18,281	18,262	17,184
		Common Stock (501 shares) (F)(G)		138	—

				18,400	17,184

Sunshine Media Holdings	Service-publisher regional B2B trade magazines	Line of credit, $1,100 available (10.5%, Due 8/2014) (D)	900	900	270
		Senior Term Debt (10.5%, Due 5/2016) (D)	16,948	16,948	5,084
		Senior Term Debt (5.0%, Due 5/2016) (C)(D)	10,700	10,700	3,210
		Junior Preferred Equity (6,689 shares) (F)(G)		2,475	—
		Common Stock (934 shares) (F)(G)		740	—

				31,763	8,564

U.S. Healthcare Communications, Inc.	Service-magazine publisher/operator	Line of credit, $131 available (6.0%, Due 12/2010) (F)(H)	269	269	—
		Line of credit, $0 available (6.0%, Due 12/2010) (F)(H)	450	450	—
		Common Stock (100 shares) (F)(G)		2,470	—

				3,189	—

Viapack, Inc.	Manufacturing-polyethylene film	Line of Credit, $900 available (10.0%, Due 3/2013) (D)	1,600	1,600	320
		Senior Real Estate Term Debt (10.0%, Due 3/2014) (D)	600	600	120
		Senior Term Debt (13.0%, Due 3/2014) (C)(D)	3,925	3,925	785

GLADSTONE CAPITAL CORPORATION

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

AS OF SEPTEMBER 30, 2011

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS (Continued):
		Preferred Equity (100 shares) (F)(G)		$—	$—

				6,125	1,225

Total Control Investments (represented 15.1% of total investments at fair value)				$94,549	$45,645

Total Investments (I)				$382,815	$302,947

(A)	Certain of the securities listed in the above schedule are issued by affiliate(s) of the indicated portfolio company.
(B)	Percentage represents interest rates in effect at September 30, 2011, and due date represents the contractual maturity date.
(C)	Last Out Tranche (“LOT”) of senior debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after the senior debt.
(D)	Fair value was primarily based on opinions of value submitted by Standard & Poor’s Securities Evaluations, Inc.
(E)	Security valued based on the indicative bid price on or near September 30, 2011, offered by the respective syndication agent’s trading desk or secondary desk.
(F)	Fair value was primarily based on the total enterprise value of the portfolio company using a liquidity waterfall approach. We also considered discounted cash flow methodologies.
(G)	Security is non-income producing.
(H)	Debt security is on non-accrual status.
(I)

For the year ended September 30, 2011, cumulative gross unrealized depreciation for federal income tax purposes is $88,670 and cumulative gross unrealized appreciation for federal income tax purposes is $8,566. For the year ended September 30, 2011, cumulative net unrealized depreciation is $80,104 based on a tax cost of $383,052.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2012

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND AS OTHERWISE INDICATED)

NOTE 1. ORGANIZATION

Gladstone Capital Corporation was incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001 and completed an initial public offering on August 23, 2001. The terms “we,” “our,” and “us” all refer to Gladstone Capital Corporation and its consolidated subsidiaries. We are a closed-end, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, we have elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Our investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, with a particular focus on senior notes, of established private businesses in the United States (“U.S”) that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses. In addition, we may acquire existing loans that meet this profile from other funds.

Gladstone Business Loan, LLC (“Business Loan”), a wholly-owned subsidiary of ours, was established on February 3, 2003 for the sole purpose of owning our portfolio of investments in connection with our line of credit.

Gladstone Financial Corporation (“Gladstone Financial”), a wholly-owned subsidiary of ours, was established on November 21, 2006 for the purpose of holding a license to operate as a Specialized Small Business Investment Company. Gladstone Financial (previously known as Gladstone SSBIC Corporation) acquired this license in February 2007. The license enables us, through this subsidiary, to make investments in accordance with the United States Small Business Administration guidelines for specialized small business investment companies.

The financial statements of the subsidiaries are consolidated with those of ours.

We are externally managed by Gladstone Management Corporation (the “Adviser”), an affiliate of ours.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Statements and Basis of Presentation

We prepare our interim financial statements in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with GAAP are omitted. The accompanying condensed consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Under Article 6 of Regulation S-X under the Securities Act, and the authoritative accounting guidance provided by the AICPA Audit and Accounting Guide for Investment Companies, we are not permitted to consolidate any portfolio company investments, including those in which we have a controlling interest. In our opinion, all adjustments, consisting solely of normal recurring accruals, necessary for the fair statement of financial statements for the interim periods have been included. The results of operations for the three and six months ended March 31, 2012, are not necessarily indicative of results that ultimately may be achieved for the year. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto included in our annual report on Form 10-K for the fiscal year ended September 30, 2011, as filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2011.

Our fiscal year-end Condensed Consolidated Statement of Assets and Liabilities was derived from audited financial statements, but does not include all disclosures required by GAAP.

Reclassifications

Certain amounts in the prior period’s financial statements have been reclassified to conform to the presentation for the three and six month periods ended March 31, 2012, with no effect to net decrease in net assets resulting from operations.

Investment Valuation Policy

We carry our investments at fair value to the extent that market quotations are readily available and reliable and otherwise at fair value as determined in good faith by our board of directors (the “Board of Directors”). In determining the fair value of our investments, the Adviser has established an investment valuation policy (the “Policy”). The Policy has been approved by our Board of Directors, and each quarter our Board of Directors reviews whether the Adviser has applied the Policy consistently and votes whether to accept the recommended valuation of our investment portfolio. Such determination of fair values may involve subjective judgments and estimates.

We use generally accepted valuation techniques to value our portfolio unless we have specific information about the value of an investment to determine otherwise. From time to time, we may accept an appraisal of a business in which we hold securities. These appraisals are expensive and occur infrequently, but provide a third-party valuation opinion that may differ in results, techniques and scope used to value our investments. When we obtain these specific third-party appraisals, we use estimates of value provided by such appraisals and our own assumptions, including estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date, to value our investments.

The Policy, summarized below, applies to publicly traded securities, securities for which a limited market exists and securities for which no market exists.

Publicly traded securities: We determine the value of publicly traded securities based on the closing price for the security on the exchange or securities market on which it is listed and primarily traded on the valuation date. To the extent that we own restricted securities that are not freely tradable, but for which a public market otherwise exists, we will use the market value of that security adjusted for any decrease in value resulting from the restrictive feature.

Securities for which a limited market exists: We value securities that are not traded on an established secondary securities market, but for which a limited market for the security exists, such as certain participations in, or assignments of, syndicated loans, at the quoted bid price, which are non-binding. In valuing these assets, we assess trading activity in an asset class and evaluate variances in prices and other market insights to determine if any available quoted prices are reliable. In general, if we conclude that quotes based on active markets or trading activity may be relied upon, firm bid prices are requested; however, if firm bid prices are unavailable, we base the value of the security upon the indicative bid price (“IBP”) offered by the respective originating syndication agent’s trading desk, or secondary desk, on or near the valuation date. To the extent that we use the IBP as a basis for valuing the security, the Adviser may take further steps to consider additional information to validate that price in accordance with the Policy.

In the event these limited markets become illiquid to a degree that market prices are no longer readily available, we will value our syndicated loans using alternative methods, such as estimated net present values of the future cash flows or discounted cash flows (“DCF”). The use of a DCF methodology follows that prescribed by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” which provides guidance on the use of a reporting entity’s own assumptions about future cash flows and risk-adjusted discount rates when relevant observable inputs, such as quotes in active markets, are not available. When relevant observable market data does not exist, an alternative outlined in ASC 820 is the valuation of investments based on DCF. For the purposes of using DCF to provide fair value estimates, we consider multiple inputs, such as a risk-adjusted discount rate that incorporates adjustments that market participants would make, both for nonperformance and liquidity risks. As such, we develop a modified discount rate approach that incorporates risk premiums including, among other things, increased probability of default, higher loss given default or increased liquidity risk. The DCF valuations applied to the syndicated loans provide an estimate of what we believe a market participant would pay to purchase a syndicated loan in an active market, thereby establishing a fair value. We will apply the DCF methodology in illiquid markets until quoted prices are available or are deemed reliable based on trading activity.

As of March 31, 2012 and September 30, 2011, we determined that the indicative bid prices were reliable indicators of fair value for our syndicate investments. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported); we determined that these valuation inputs were classified as Level 3 within the fair value hierarchy as defined in ASC 820.

Securities for which no market exists: The valuation methodology for securities for which no market exists falls into four categories: (A) portfolio investments comprised solely of debt securities; (B) portfolio investments in controlled companies comprised of a bundle of securities, which can include debt and equity securities; (C) portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities; and (D) portfolio investments comprised of non-publicly traded, non-control equity securities of other funds.

(A)	Portfolio investments comprised solely of debt securities: Debt securities that are not publicly traded on an established securities market, or for which a limited market does not exist (“Non-Public Debt Securities”), and that are issued by portfolio companies in which we have no equity or equity-like securities, are fair valued utilizing opinions of value submitted to us by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”). We may also submit paid-in-kind (“PIK”) interest to SPSE for its evaluation when it is determined that PIK interest is likely to be received.

(B)	Portfolio investments in controlled companies comprised of a bundle of investments, which can include debt and equity securities: The fair value of these investments is determined based on the total enterprise value (“TEV”) of the portfolio company, or issuer, utilizing a liquidity waterfall approach under ASC 820 for our Non-Public Debt Securities and equity or equity-like securities (e.g., preferred equity, common equity or other equity-like securities) that are purchased together as part of a package, where we have control or could gain control through an option or warrant security; both the debt and equity securities of the portfolio investment would exit in the mergers and acquisitions market as the principal market, generally through a sale of the portfolio company. We manage our risk related to these investments at the aggregated issuer level and generally exit the debt and equity securities together. Applying the liquidity waterfall approach to all of the investments of an issuer, we first calculate the TEV of the issuer by incorporating some or all of the following factors:

•	the issuer’s ability to make payments;

•	the earnings of the issuer;

•	recent sales to third parties of similar securities;

•	the comparison to publicly traded securities; and

•	DCF or other pertinent factors.

In gathering the sales to third parties of similar securities, we may reference industry statistics and use outside experts. TEV is only an estimate of value and may not be the value received in an actual sale. Once we have estimated the TEV of the issuer, we will subtract the value of all the debt securities of the issuer, which are valued at the contractual principal balance. Fair values of these debt securities are discounted for any shortfall of TEV over the total debt outstanding for the issuer. Once the values for all outstanding senior securities, which include all the debt securities, have been subtracted from the TEV of the issuer, the remaining amount, if any, is used to determine the value of the issuer’s equity or equity-like securities. If, in the Adviser’s judgment, the liquidity waterfall approach does not accurately reflect the value of the debt component, the Adviser may recommend that we use a valuation by SPSE, or, if that is unavailable, a DCF valuation technique.

(C)	Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and equity securities: We value Non-Public Debt Securities that are purchased together with equity or equity-like securities from the same portfolio company, or issuer, for which we do not control or cannot gain control as of the measurement date, using a hypothetical secondary market as our principal market. In accordance with ASC 820 (as amended by the FASB’s Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”),” (“ASU 2011-04”), we have defined our “unit of account” at the investment level (either debt or equity) and as such determine our fair value of these non-control investments assuming the sale of an individual security using the standalone premise of value. As such, we estimate the fair value of the debt component using estimates of value provided by SPSE and our own assumptions in the absence of observable market data, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. For equity or equity-like securities of investments for which we do not control or cannot gain control as of the measurement date, we estimate the fair value of the equity based on factors such as the overall value of the issuer, the relative fair value of other units of account, including debt, or other relative value approaches. Consideration is also given to capital structure and other contractual obligations that may impact the fair value of the equity. Furthermore, we may utilize comparable values of similar companies, recent investments and indices with similar structures and risk characteristics or DCF valuation techniques and, in the absence of other observable market data, our own assumptions.

(D)	Portfolio investments comprised of non-publicly traded, non-control equity securities of other funds: We generally value any uninvested capital of the non-control fund at par value and values any invested capital at the value provided by the non-control fund.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly and materially from the values that would have been obtained had a ready market for the securities existed. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. There is no single standard for determining fair value in good faith, as fair value depends upon circumstances of each individual case. In general, fair value is the amount that we might reasonably expect to receive upon the current sale of the security in an orderly transaction between market participants at the measurement date.

Refer to Note 3—Investments for additional information regarding fair value measurements and our application of ASC 820.

Interest Income Recognition

Interest income, adjusted for amortization of premiums and acquisition costs, the accretion of discounts and the amortization of amendment fees, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due, or if our qualitative assessment indicates that the debtor is unable to service its debt or other obligations, we will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, we remain contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to the cost basis, depending upon management’s judgment. Generally, non-accrual loans are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current, or due to a restructuring such that the interest income is deemed to be collectable. At March 31, 2012, eight portfolio companies were either fully or partially on non-accrual with an aggregate debt cost basis of $43.8 million, or 12.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $4.6 million, or 1.7% of the fair value of all debt investments in our portfolio. At September 30, 2011, eight portfolio companies were on non-accrual with an aggregate debt cost basis of $41.1 million, or 11.0% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $5.3 million, or 1.8% of the fair value of all debt investments in our portfolio.

As of March 31, 2012 and September 30, 2011, we had 27 original issue discount (“OID”) loans, primarily from the syndicated loans in our portfolio. We recorded OID income of $74 and $0.2 million for the three and six months ended March 31, 2012, respectively, as compared to $29 and $53 for the three and six months ended March 31, 2011. The unamortized balance of OID investments as of March 31, 2012 and September 30, 2011 totaled $1.4 million and $1.5 million, respectively.

As of March 31, 2012 and September 30, 2011, we had no investments that bore PIK interest. PIK interest, computed at the contractual rate specified in a loan agreement, is added to the principal balance of a loan and recorded as income. To maintain our status as a RIC, this non-cash source of income must be paid out to common stockholders in the form of distributions, even though we have not yet collected the cash. We recorded no PIK income during the three and six months ended March 31, 2012, respectively, as compared to $4 and $8 for the three and six months ended March, 31, 2011, respectively.

We also transfer past due interest to the principal balance as stipulated in certain loan amendments with portfolio companies. There were no such transfers during the three and six months ended March 31, 2012. We transferred past due interest to the principal balance of $0.2 million for both the three and six months ended March 31, 2011, respectively.

Other Income Recognition

We record success fees upon receipt. Success fees are typically contractually due upon a change of control in a portfolio company and are recorded in other income in our accompanying Condensed Consolidated Statements of Operations. We recorded $2.0 million of success fess during the six months ended March 31, 2012, which resulted from our exit of Global Materials Technologies, Inc and RCS Management Holding Co. We recorded $0.6 million of success fees during the six months ended March 31, 2011, which resulted from our exits of Pinnacle Treatment Centers, Inc. and Interfilm Holdings, Inc.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and as such we have adopted this ASU beginning with our quarter ended March 31, 2012. We have increased our disclosures related to Level 3 fair value measurement, in addition to other required disclosures. There were no related impacts on our financial position or results of operations.

NOTE 3. INVESTMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820 provides a consistent definition of fair value that focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active or inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect assumptions that market participants would use when pricing the asset or liability and can include our own assumptions based upon the best available information.

We transfer investments in and out of Level 1, 2 and 3 securities as of the beginning balance sheet date, based on changes in the use of observable and unobservable inputs utilized to perform the valuation for the period. During the six months ended March 31, 2012 and 2011, there were no transfers in or out of Level 3.

The following table presents the investments carried at fair value as of March 31, 2012 and September 30, 2011, by caption on our accompanying Condensed Consolidated Statements of Assets and Liabilities and by security type, all of which are valued using Level 3 inputs:

	Total Recurring Fair Value Measurements Reported in Condensed Consolidated Statements of Assets and Liabilities Using Significant Unobservable Inputs (Level 3)
	March 31, 2012	September 30, 2011
Non-Control/Non-Affiliate Investments
Senior term debt	$166,442	$182,002
Senior subordinated term debt	76,019	72,182
Preferred equity	595	566
Common equity/equivalents	3,179	2,552

Total Non-Control/Non-Affiliate Investments	$246,235	$257,302

Control Investments
Senior term debt	$13,558	$18,143
Senior subordinated term debt	19,678	19,966
Common equity/equivalents	8,696	7,536

Total Control Investments	$41,932	$45,645

Total Investments at Fair Value	$288,167	$302,947

In accordance with ASU 2011-04, the following table provides quantitative information about our Level 3 fair value measurements of our investments as of March 31, 2012. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements. The weighted average calculations in the table below are based on the principal balances for all debt related calculations and on the cost basis for all equity related calculations for the particular input.

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value as of March 31, 2012	Valuation Techniques/ Methodologies	Unobservable Input	Range / Weighted Average

Non-syndicated debt only investments	$99,306	SPSE (A)	EBITDA (B)	($310) - $14,058 / $4,976
			Risk Ratings (C)	2.0 - 10.0 / 6.3

Syndicated debt only investments	95,503	Market Quotes	IBP (D)	93.5% - 101.4% / 98.3%

Bundled debt and equity investments	92,205	SPSE (A)	EBITDA (B)	($1,595) - $6,406 / $3,087
			Risk Ratings (C)	3.0 - 6.0 / 4.6
		TEV	EBITDA multiples (B)	4.6 - 9.7 / 5.9
			EBITDA (B)	($1,595) - $25,026 / $2,921

Other Investments	1,153

Total Fair Value for Level 3 Investments	$288,167

(A)

SPSE makes an independent assessment of the data we submit to them (which includes the financial and operational performance, as well as our internally assessed risk ratings of the portfolio companies – see footnote (C) below) and its own independent data to form an opinion as to what they consider to be the market values for our securities. With regard to its work, SPSE has stated that the data submitted to us is regarded as proprietary in nature.

(B)

Earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) is an unobservable input which is generally based on the most recently available trailing twelve month financial statements submitted to us from the portfolio companies. EBITDA multiples, indexed in accordance with our valuation policy, represent our estimation of where market participants might price these investments. For our bundled debt and equity investments, the EBITDA and EBITDA multiples impact the TEV fair value determination and the value of the issuer’s debt, equity, or equity-like securities are valued in accordance with our liquidity waterfall approach.

(C)

As part of our valuation procedures, we risk rate all of our investments in debt securities. We use the Nationally Recognized Statistical Rating Organization’s risk rating system for generally all of syndicated loans and a proprietary risk rating system for all other debt securities. Our risk rating system uses a scale of 0 to 10, with 10 being the lowest probability of default. The risk rating system covers both qualitative and quantitative aspects of the portfolio company business and the securities we hold.

(D)

We generally base the value of our syndicated debt securities on the IBP offered by the respective originating syndication agent’s trading desk, or secondary desk, on or near the valuation date. These bid prices are non-binding and are generally based on the underlying company performance and security characteristics, as well as other market conditions and credit risk factors.

In general, included in the internally assessed TEV model used to value our proprietary debt and equity investments, the significant unobservable inputs are the portfolio company’s EBITDA and EBITDA multiples. All other factors holding constant, increases (decreases) in the EBITDA and/or the EBITDA multiples inputs would result in a higher (lower) fair value measurement. Per our valuation policy, we generally use an indexed EBITDA multiple. EBITDA and EBITDA multiple inputs do not have to directionally correlate since EBITDA is a company performance metric and EBITDA multiples can be influenced by market, industry, size and other factors.

Changes in Level 3 Fair Value Measurements of Investments

The following tables provide the changes in fair value, broken out by security type, during the three and six-month periods ending March 31, 2012 and 2011 for all investments for which we determine fair value using unobservable (Level 3) factors. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, such determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable, or Level 3, inputs, observable inputs (that is, components that are actively quoted and can be validated to external sources). In these cases, we categorize all of the inputs as the lowest level input within the hierarchy. Accordingly, the gains and losses in the tables below include changes in fair value, due in part to observable factors that are part of the valuation methodology.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Periods ended March 31, 2012:

Three months ended March 31, 2012:	Senior Term Debt	Senior Subordinated Term Debt	Preferred Equity	Common Equity/ Equivalents	Total

Fair value as of December 31, 2011	$192,821	$88,004	$581	$11,440	$292,846
Total gains or losses
Net realized gain (a)	37	—	—	—	37
Net unrealized (depreciation) appreciation (b)	(6,292)	(784)	(986)	435	(7,627)
Reversal of prior period net depreciation on realization (b)	458	—	—	—	458
New investments, repayments and settlements (c)
Issuances/originations	8,858	8,500	1,000	—	18,358
Settlements/repayments	(13,912)	(23)	—	—	(13,935)
Sales	(1,970)	—	—	—	(1,970)

Fair value as of March 31, 2012	$180,000	$95,697	$595	$11,875	$288,167

Six months ended March 31, 2012:	Senior Term Debt	Senior Subordinated Term Debt	Preferred Equity	Common Equity/ Equivalents	Total

Fair value as of September 30, 2011	$200,145	$92,148	$566	$10,088	$302,947
Total gains or losses
Net realized loss (a)	(8,363)	—	—	—	(8,363)
Net unrealized (depreciation) appreciation (b)	(15,128)	(2,028)	(1,572)	1,787	(16,941)
Reversal of prior period net depreciation on realization (b)	11,571	444	—	—	12,015
New investments, repayments and settlements (c)
Issuances/originations	16,688	11,320	1,601	—	29,609
Settlements/repayments	(18,454)	(6,187)	—	—	(24,641)
Sales	(6,459)	—	—	—	(6,459)

Fair value as of March 31, 2012	$180,000	$95,697	$595	$11,875	$288,167

Periods ended March 31, 2011:
Three months ended March 31, 2011:	Senior Term Debt	Senior Subordinated Term Debt	Preferred Equity	Common Equity/ Equivalents	Total

Fair value as of December 31, 2010	$169,882	$76,999	$523	$5,101	$252,505
Total gains or losses
Net realized gain (loss) (a)	177	(14)	—	—	163
Net unrealized (depreciation) appreciation (b)	(11,268)	(1,364)	(361)	134	(12,859)
Reversal of prior period net appreciation on realization (b)	(210)	—	—	—	(210)
New investments, repayments and settlements (c)
Issuances/originations	37,544	1,038	375	1,880	40,837
Settlements/repayments	(22,523)	(60)	—	—	(22,583)
Sales	—	—	—	(740)	(740)

Fair value as of March 31, 2011	$173,602	$76,599	$537	$6,375	$257,113

Six months ended March 31, 2011:	Senior Term Debt	Senior Subordinated Term Debt	Preferred Equity	Common Equity/ Equivalents	Total

Fair value as of September 30, 2010	$172,596	$81,899	$386	$2,228	$257,109
Total gains or losses
Net realized gain (loss) (a)	177	(14)	—	—	163
Net unrealized (depreciation) appreciation (b)	(17,218)	(1,839)	(224)	2,974	(16,307)
Reversal of prior period net (appreciation) depreciation on realization (b)	(191)	731	—	(247)	293

Six months ended March 31, 2011:	Senior Term Debt	Senior Subordinated Term Debt	Preferred Equity	Common Equity/ Equivalents	Total
New investments, repayments and settlements (c)
Issuances/originations	46,942	3,122	375	2,197	52,636
Settlements/repayments	(28,704)	(7,300)	—	—	(36,004)
Sales	—	—	—	(777)	(777)

Fair value as of March 31, 2011	$173,602	$76,599	$537	$6,375	$257,113

(a)

Included in net realized gain (loss) on Non-Control/Non-Affiliate and Control investments on our accompanying Condensed Consolidated Statements of Operations for the three and six months ended March 31, 2012 and 2011.

(b)

Included in net unrealized depreciation on Non-Control/Non-Affiliate and Control investments on our accompanying Condensed Consolidated Statements of Operations for the three and six months ended March 31, 2012 and 2011.

(c)

Includes increases in the cost basis of investments resulting from new portfolio investments, the amortization of discounts, premiums and closing fees as well as decreases in the cost basis of investments resulting from principal repayments or sales.

Non-Control/Non-Affiliate Investments

As of March 31, 2012 and September 30, 2011, we held 46 and 50 Non-Control/Non-Affiliate investments in the aggregate fair value of $246.2 million and $257.3 million, respectively. Of these, we had a total of 24 syndicate loans in the aggregate fair value of $96.8 million and $90.7 million, as of March 31, 2012 and September 30, 2011, respectively. During the six months ended March 31, 2012, we added two new Non-Control/Non-Affiliate investments, with an aggregate fair value of $10.0 million at March 31, 2012, and four Non-Control/Non-Affiliate investments paid off early, for which we received aggregate principal payments of $14.9 million. Additionally, we funded $11.4 million to existing Non-Control/Non-Affiliate portfolio companies during the six months ended March 31, 2012. The following sales and restructures of Non-Control/Non-Affiliate investments occurred during the six months ended March 31, 2012:

•

KMBQ Corporation—In November 2011, we invested $1.6 million in Ohana Media Group (“Ohana”) to facilitate its purchase of certain of KMBQ Corporation’s (“KMBQ”) assets out of receivership. In connection with this transaction, we received net proceeds of $1.2 million and recorded a realized loss during the three months ended December 31, 2011 totaling $1.0 million. Ohana replaced KMBQ on our Condensed Consolidated Schedule of Investments as a Non-Control/Non-Affiliate investment at December 31, 2011.

•

Newhall Holdings, Inc.—In December 2011, we sold our investments in Newhall Holdings, Inc. (“Newhall”) for net proceeds of $3.3 million, which resulted in a realized loss of $7.4 million recorded in the three months ended December 31, 2011.

Control Investments

As of March 31, 2012 and September 30, 2011, we held nine Control investments in the aggregate fair value of $41.9 million and $45.6 million, respectively. During the six months ended March 31, 2012, five Control investments made draws on their lines of credit, totaling $4.6 million. We did not exit any Control investments during the six months ended March 31, 2012. The following restructures of Control investments occurred during the six months ended March 31, 2012:

•

Sunshine Media Holdings—Effective October 1, 2011, we restructured Sunshine Media Holdings (“Sunshine”) by reducing the interest rates on its line of credit, senior term debt and LOT senior term debt to preserve capital at the portfolio company to further enable Sunshine to invest in new and existing initiatives. In addition, we funded $1.6 million through additional preferred equity investments and $2.1 million through additional line of credit draws to Sunshine for the six months ended March 31, 2012. We placed our investment in Sunshine’s LOT senior term debt on non-accrual status effective January 1, 2012.

•

Viapack, Inc.—Effective January 1, 2012, we restructured our investment in Viapack, Inc. (“Viapack”), by reducing the interest rates on its line of credit, senior real estate term debt and senior term debt to preserve capital at the portfolio company to enable it to invest in existing initiatives. In addition, we funded $1.8 million to Viapack through additional draws on its line of credit for the six months ended March 31, 2012. We placed our investment in Viapack’s LOT senior term debt on non-accrual status effective January 1, 2012.

Investment Concentrations

As of March 31, 2012, our investment portfolio consisted of loans to 55 companies located in 26 states across 23 different industries with an aggregate fair value of $288.2 million. As of March 31, 2012, there were 24 syndicated investments totaling $96.7 million at cost and $96.8 million at fair value, or 25.9% and 33.6% of the total aggregate portfolio, respectively.

The following table outlines our investments by security type as of March 31, 2012 and September 30, 2011:

	March 31, 2012				September 30, 2011
	Cost		Fair Value		Cost		Fair Value
Senior term debt	$249,904	67.0%	$180,000	62.5%	$266,491	69.6%	$200,145	66.1%
Senior subordinated term debt	112,272	30.1	95,697	33.2	107,140	28.0	92,148	30.4
Common equity/equivalents	6,264	1.7	11,875	4.1	7,999	2.1	10,088	3.3
Preferred equity	4,520	1.2	595	0.2	1,185	0.3	566	0.2

Total investments	$372,960	100.0%	$288,167	100.0%	$382,815	100.0%	$302,947	100.0%

Investments at fair value consisted of the following industry classifications at March 31, 2012 and September 30, 2011:

	March 31, 2012		September 30, 2011
Industry Classification	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments

Electronics	$53,484	18.6%	$45,752	15.1%
Mining, steel, iron & non-precious metals	32,063	11.1	33,734	11.1
Healthcare, education & childcare	30,034	10.4	34,106	11.3
Automobile	26,725	9.3	25,768	8.5
Broadcast (TV & radio)	20,420	7.1	28,194	9.3
Retail stores	19,340	6.7	19,340	6.4
Aerospace & defense	15,212	5.3	10,003	3.3
Printing & publishing	12,923	4.5	17,623	5.8
Textiles & leather	9,801	3.4	9,626	3.2
Personal & non-durable consumer products	8,582	3.0	6,962	2.3
Personal, food and miscellaneous services	7,915	2.7	7,635	2.5
Machinery	7,664	2.7	8,696	2.9
Beverage, food & tobacco	7,295	2.5	7,332	2.4
Diversified/conglomerate manufacturing	7,251	2.5	8,790	2.9
Buildings & real estate	6,557	2.3	10,275	3.4
Leisure, amusement, movies & entertainment	6,054	2.1	6,607	2.2
Diversified/conglomerate service	3,990	1.4	3,810	1.3
Home & office furnishings	3,952	1.4	9,715	3.2
Diversified natural resources, precious metals & minerals	2,993	1.0	3,054	1.0
Other (A)	5,912	2.0	5,925	1.9

Total investments	$288,167	100.0%	$302,947	100.0%

(A)	No individual industry within this category exceeds 1%.

The investments at fair value were included in the following geographic regions of the U.S. at March 31, 2012 and September 30, 2011:

	March 31, 2012		September 30, 2011
Geographic Region	Fair Value	Percent of Total Investments	Fair Value	Percentage of Total Investments
Midwest	$133,425	46.3%	$144,292	47.6%
West	76,264	26.5	70,862	23.4
South	45,234	15.7	52,265	17.3
Northeast	25,764	8.9	28,158	9.3
Other – non U.S.	7,480	2.6	7,370	2.4

Total Investments	$288,167	100.0%	$302,947	100.0%

The geographic region reflects the location of the headquarters of our portfolio companies. A portfolio company may have a number of other business locations in other geographic regions.

Investment Principal Repayments

The following table summarizes the contractual principal repayments and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments, at March 31, 2012:

		Amount
For the remaining six months ending September 30:	2012	$30,816
For the fiscal year ending September 30:	2013	106,242
	2014	51,190
	2015	31,517
	2016	75,867
	Thereafter	67,925

	Total contractual repayments	$363,557
	Investments in equity securities	10,784
	Adjustments to cost basis on debt securities	(1,381)

	Total cost basis of investments held at March 31, 2012:	$372,960

Receivables from Portfolio Companies

Receivables from portfolio companies represent non-recurring costs that we incurred on behalf of portfolio companies and are included in other assets on our accompanying Condensed Consolidated Statements of Assets and Liabilities. We maintain an allowance for uncollectible receivables from portfolio companies, which is determined based on historical experience and management’s expectations of future losses. We charge the accounts receivable to the established provision when collection efforts have been exhausted and the receivables are deemed uncollectible. As of March 31, 2012 and September 30 2011, we had gross receivables from portfolio companies of $0.6 million. The allowance for uncollectible receivables was $0.3 million and $0.4 million as of March 31, 2012 and September 30, 2011, respectively. In addition, we recorded an allowance for uncollectible interest receivable of $21 and $65 as of March 31, 2012 and September 30, 2011, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

Loans to Former Employees

We have outstanding loans to certain employees of the Adviser, each of whom was a joint employee of the Adviser (or our previous adviser, Gladstone Capital Advisers, Inc.) and us at the time the loans were originally provided. The loans were extended to such employees to allow them to exercise options granted under the Amended and Restated 2001 Equity Incentive Plan, which has since been terminated. The loans require the quarterly payment of interest at the market rate in effect at the date of issuance, have varying terms not exceeding ten years and have been recorded as a reduction of net assets. The loans are evidenced by full recourse notes that are due upon maturity or 60 days following termination of employment, and the shares of common stock purchased with the proceeds of the loans are posted as collateral. We received $3 and $1.1 million of principal repayments during the six months ended March 31, 2012 and 2011, respectively. Additionally, one employee redeemed 39,082 common shares (20,000 in December 2011 and 19,082 in January 2012) to pay off $0.3 million of principal on his outstanding loans during the six months ended March 31, 2012. We recognized interest income from all employee loans of $0.1 million for the three and six months ended March 31, 2012, respectively, and $0.1 million and $0.2 million for the three and six months ended March 31, 2011, respectively. Refer to Note 7–Common Stock for additional information related to these transactions.

Investment Advisory and Management Agreement

We entered into an investment advisory and management agreement with the Adviser (the “Advisory Agreement”), which is controlled by our chairman and chief executive officer. In accordance with the Advisory Agreement, we pay the Adviser certain fees as compensation for its services, such fees consisting of a base management fee and an incentive fee. On July 12, 2011, our Board of Directors approved the renewal of the Advisory Agreement through August 31, 2012.

The following table summarizes the management fees, incentive fees and associated credits reflected in our accompanying Condensed Consolidated Statements of Operations:

	Three Months Ended March 31,		Six Months Ended March 31
	2012	2011	2012	2011
Average total assets subject to base management fee (A)	$307,600	$273,000	$309,400	$271,200
Multiplied by prorated annual base management fee of 2.0%	0.5%	0.5%	1.0%	1.0%

Gross base management fee (B)	$1,538	$1,365	$3,094	$2,712
Reduction for loan servicing fees	(864)	(757)	(1,823)	(1,599)

Base management fee	674	608	1,271	1,113

Credit for fees received by Adviser from the portfolio companies	(5)	—	(53)	—
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(118)	(81)	(243)	(133)

Net base management fee	$551	$527	$975	$980

Incentive fee (B)	1,304	1,102	2,339	2,261
Credit from voluntary, irrevocable waiver issued by Adviser’s board of directors	—	(21)	(278)	(21)

Net incentive fee	$1,304	$1,081	$2,061	$2,240

Credit for fees received by Adviser from the portfolio companies	(5)	—	(53)	—
Fee reduction for the voluntary, irrevocable waiver of 2.0% fee on senior syndicated loans to 0.5% per annum	(118)	(81)	(243)	(133)
Incentive fee credit	—	(21)	(278)	(21)

Credit to base management and incentive fees from Adviser (B)	$(123)	$(102)	$(574)	$(154)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash and cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and appropriately adjusted for any share issuances or repurchases during the periods.

(B)	Reflected as a line item on our Condensed Consolidated Statements of Operations.

Base Management Fee

The base management fee is payable quarterly and assessed at an annual rate of 2.0%, computed on the basis of the value of our average total assets at the end of the two most recently completed quarters, which are total assets, including investments made with proceeds of borrowings, less any cash or cash equivalents resulting from borrowings and appropriately adjusted for any share issuances or repurchases during the periods. In addition, the following three items are adjustments to the base management fee calculation.

•	Loan Servicing Fees

The Adviser also services the loans held by Business Loan, in return for which it receives a 1.5% annual fee, based on the monthly aggregate outstanding balance of loans pledged under our line of credit. Since we own these loans, all loan servicing fees paid to the Adviser are treated as reductions directly against the 2.0% base management fee under the Advisory Agreement.

•	Senior Syndicated Loan Fee Waiver

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such senior syndicated loan participations, for the six months ended March 31, 2012 and 2011.

•	Portfolio Company Fees

Under the Advisory Agreement, the Adviser has also provided, and continues to provide, managerial assistance and other services to our portfolio companies and may receive fees for services other than managerial assistance. 50% of certain of these fees, and 100% of other fees are credited against the base management fee that we would otherwise be required to pay to the Adviser.

Incentive Fee

The incentive fee consists of two parts: an income-based incentive fee and a capital gains-based incentive fee. The income-based incentive fee rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets (the “hurdle rate”). We will pay the Adviser an income-based incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7.0% annualized);

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the income-based incentive fee to the extent net investment income did not cover all distributions to common stockholders for the six months ended March 31, 2012 and 2011.

The second part of the incentive fee is a capital gains-based incentive fee that will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date) and equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to the Adviser, we will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years. No capital gains-based incentive fee has been recorded since our inception through March 31, 2012, as cumulative unrealized capital depreciation has exceeded cumulative realized capital gains net of cumulative realized capital losses.

Additionally, in accordance with GAAP, we did not accrue a capital gains-based incentive fee. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains-based incentive fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a relevant period, then GAAP requires us to record a capital gains-based incentive fee equal to 20% of such amount, less the aggregate amount of actual capital gains-based incentive fees paid in all prior years. If such amount is negative, then there is no accrual for such year. GAAP requires that the capital gains-based incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains-based incentive fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that such unrealized capital appreciation will be realized in the future. No GAAP accrual for a capital gains-based incentive fee has been recorded since our inception through March 31, 2012.

As a BDC, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Although neither we nor our Adviser receive fees in connection with managerial assistance, the Adviser provides other services to our portfolio companies and receives fees for these other services.

Administration Agreement

We have entered into an administration agreement (the “Administration Agreement”) with Gladstone Administration, LLC (the “Administrator”), an affiliate of the Adviser, whereby we pay separately for administrative services. The Administration Agreement provides for payments equal to our allocable portion of the Administrator’s overhead expenses in performing its obligations under the Administration Agreement, including, but not limited to, rent and the salaries and benefits expenses of our chief financial officer and treasurer, chief compliance officer, internal counsel and their respective staffs. Our allocable portion of administrative expenses is generally derived by multiplying the Administrator’s total allocable expenses by the percentage of our total assets at the beginning of the quarter in comparison to the total assets at the beginning of the quarter of all companies managed by the Adviser under similar agreements. On July 12, 2011, our Board of Directors approved the renewal of the Administration Agreement through August 31, 2012.

Related Party Fees Due

Amounts due to related parties on our accompanying Condensed Consolidated Statements of Assets and Liabilities were as follows:

	As of March 31, 2012	As of September 30, 2011
Base management fee due to Adviser	$551	$330
Incentive fee due to Adviser	1,304	1,203
Loan servicing fee due to Adviser	208	227

Total fees due to Adviser	2,063	1,760

Fee due to Administrator	211	194

Total related party fees due	$2,274	$1,954

NOTE 5. BORROWINGS

Line of Credit

On January 19, 2012, we, through our wholly-owned subsidiary, Business Loan, entered into Amendment No. 3 to the fourth amended and restated credit agreement (the “Credit Facility”), to extend the maturity date of our $137.0 million revolving line of credit from March 15, 2012 to January 18, 2015 (the “Maturity Date”). Our Credit Facility was arranged by Key Equipment Finance Inc. (“Keybank”) as administrative agent. Branch Banking and Trust Company (“BB&T”) and ING Capital LLC (“ING”) also joined our Credit Facility as committed lenders. Subject to certain terms and conditions, our Credit Facility may be expanded to a maximum of $237.0 million through the addition of other committed lenders to the facility. If our Credit Facility is not renewed or extended by the Maturity Date, all principal and interest will be due and payable on or before January 18, 2016 (one year after the Maturity Date). The interest rates on advances under our Credit Facility remain unchanged and generally bear interest at a 30-day London Interbank Offered Rate (“LIBOR”) (subject to a minimum rate of 1.5%), plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when our facility is drawn more than 50% and 1.0% per annum on undrawn amounts when our facility is drawn less than 50%. We incurred fees of $1.4 million in January 2012 in connection with this amendment.

The following tables summarize noteworthy information related to our Credit Facility at cost:

	March 31, 2012	September 30, 2011
Commitment amount	$137,000	$137,000
Borrowings outstanding (A)	65,800	99,400
Availability	54,200	24,700

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2012	2011	2012	2011
Weighted average borrowings outstanding	$62,018	$14,464	$68,174	$17,203
Effective interest rate (B)	6.2%	6.3%	6.1%	6.5%
Commitment (unused) fees incurred	$177	$277	$318	$461

(A)	The March 31, 2012 balance decreased significantly as compared to the September 30, 2011 balance due to repayments with the proceeds from our Term Preferred Stock offering in November 2011.
(B)	Excludes the impact of deferred financing fees.

Interest is payable monthly during the term of our Credit Facility. Available borrowings are subject to various constraints imposed under our Credit Facility, based on the aggregate loan balance pledged by Business Loan, which varies as loans are added and repaid, regardless of whether such repayments are prepayments or made as contractually required. The administrative agent also requires that any interest or principal payments on pledged loans be remitted directly by the borrower into a lockbox account with Keybank as custodian. Keybank, who also serves as the trustee of the account, generally remits the collected funds to us monthly.

Our Credit Facility contains covenants that require Business Loan to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions), and restrict material changes to our credit and collection policies. Our Credit Facility also limits payments on distributions to aggregate net investment income for each of the twelve month periods ending September 30, 2012, 2013, 2014 and 2015. Business Loan is also subject to certain limitations on the type of loan investments it can apply as collateral towards the borrowing base in order to receive additional borrowing availability under our Credit Facility, including restrictions on geographic concentrations, sector concentrations, loan size, dividend payout, payment frequency and status, average life and lien property. Our Credit Facility further requires Business Loan to comply with other financial and operational covenants, which obligate Business Loan to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of obligors required in the borrowing base of the credit agreement. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net worth of $190.0 million plus 50.0% of all equity and subordinated debt raised after January 19, 2012, (ii) “asset coverage” with respect to “senior securities representing indebtedness” of at least 200%, in accordance with Section 18 of the 1940 Act and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. The facility requires a minimum of 20 obligors in the borrowing base and as of March 31, 2012, Business Loan had 37 obligors. As of March 31, 2012, we were in compliance with all of the facility covenants.

Fair Value

We elected to apply ASC 825, “Financial Instruments,” specifically for our Credit Facility, which was consistent with our application of ASC 820 to our investments. Generally, we estimate the fair value of our Credit Facility using estimates of value provided by an independent third party and our own assumptions in the absence of observable market data, including estimated remaining life, counterparty credit risk, current market yield and interest rate spreads of similar securities as of the measurement date. However, as the renewal of our Credit Facility occurred during the three months ended March 31, 2012, cost was determined to approximate fair value as of March 31, 2012. At both March 31, 2012 and September 30, 2011, our Credit Facility was valued using Level 3 inputs.

The following tables present our Credit Facility carried at fair value as of March 31, 2012 and September 30, 2011, by caption on our accompanying Condensed Consolidated Statements of Assets and Liabilities for Level 3 of the hierarchy established by ASC 820 and the changes in fair value of our Credit Facility during the three and six months ended March 31, 2012 and 2011:

	Total Recurring Fair Value Measurement Reported in Condensed Consolidated Statements of Assets and Liabilities Using Significant Unobservable Inputs (Level 3)
	March 31, 2012	September 30, 2011
Borrowings	$65,800	$100,012

Total Fair value Reported in Condensed Consolidated Statements of Assets and Liabilities

	Three Months Ended March 31,
	2012	2011
Fair value as of December 31, 2011 and 2010, respectively	$57,213	$25,301
Net unrealized depreciation (A)	(313)	(255)
Borrowings	21,900	40,800
Repayments	(13,000)	(32,200)

Fair value as of March 31, 2012 and 2011, respectively	$65,800	$33,646

	Six Months Ended March 31,
	2012	2011
Fair value as of September 30, 2011 and 2010, respectively	$100,012	$17,940
Net unrealized depreciation (A)	(612)	(694)
Borrowings	32,900	50,800
Repayments	(66,500)	(34,400)

Fair value as of March 31, 2012 and 2011, respectively	$65,800	$33,646

(A)	Included in net unrealized depreciation on borrowings on our accompanying Condensed Consolidated Statements of Operations for the three and six months ended March 31, 2012 and 2011.

The fair value of the collateral under our Credit Facility was $239.0 million and $256.9 million at March 31, 2012 and September 30, 2011, respectively.

NOTE 6. MANDATORILY REDEEMABLE PREFERRED STOCK

In November 2011, we completed a public offering of 1.5 million shares of 7.125% Series 2016 Term Preferred Stock, par value $0.001 per share (“Term Preferred Stock”), at a public offering price of $25.00 per share. Gross proceeds totaled $38.5 million and net proceeds, after deducting underwriting discounts and offering expenses borne by us, were $36.3 million and were used to repay a portion of outstanding borrowings under the Credit Facility. We incurred $2.2 million in total offering costs related to these transactions, which have been recorded as deferred financing fees on our Condensed Consolidated Statements of Assets and Liabilities and will be amortized over the redemption period ending December 31, 2016.

The shares have a redemption date of December 31, 2016 and are traded under the ticker symbol of “GLAD PRA” on the New York Stock Exchange (“NYSE”). The Term Preferred Stock is not convertible into our common stock or any other security. The Term Preferred Stock provides for a fixed dividend equal to 7.125% per year, payable monthly (which equates to approximately $2.7 million per year). We are required to redeem all of the outstanding Term Preferred Stock on December 31, 2016 for cash at a redemption price equal to $25.00 per share plus an amount equal to accumulated but unpaid dividends, if any, to the date of redemption. In addition, there are two other potential redemption triggers: 1) if we fail to maintain an asset coverage ratio of at least 200%, we are required to redeem a portion of the outstanding Term Preferred Stock or otherwise cure the ratio redemption trigger and 2) at our sole option, at any time on or after December 31, 2012, we may redeem the Term Preferred Stock. See Note 12—Subsequent Events for discussion of the transfer of the listing of our Term Preferred Stock from the NYSE to the NASDAQ Global Select Market (“NASDAQ”).

Our Board of Directors declared the following monthly distributions to preferred stockholders for the six months ended March 31, 2012:

Fiscal Year	Time Period	Declaration Date	Record Date	Payment Date	Distribution per Term Preferred Share
2012	November 4 – 30 (A)	December 6, 2011	December 16, 2011	December 30, 2011	$0.13359375
	December 1 – 31	December 6, 2011	December 16, 2011	December 30, 2011	0.14843750
	January 1 – 31	January 10, 2012	January 23, 2012	January 21, 2012	0.14843750
	February 1 – 29	January 10, 2012	February 21, 2012	February 29, 2012	0.14843750
	March 1 – 31	January 10, 2012	March 22, 2012	March 30, 2012	0.14843750

			Six Months Ended March 31, 2012:		$0.72734375

(A)	November 2011 was prorated from the time the Term Preferred Stock was issued and outstanding as per our final prospectus supplement dated October 28, 2011.

In accordance with ASC 480, “Distinguishing Liabilities from Equity,” mandatorily redeemable financial instruments should be classified as liabilities in the balance sheet and therefore the related dividend payments are treated as dividend expense on our statement of operations as of the ex-dividend date.

NOTE 7. COMMON STOCK

Registration Statement

On October 20, 2009, we filed a registration statement on Form N-2 (File No. 333-162592) that was amended on December 9, 2009 and which the SEC declared effective on January 28, 2010, and we filed post-effective amendments to such registration statement on April 7, 2011, June 15, 2011, and July 13, 2011, which were declared effective by the SEC on July 15, 2011. We filed a post-effective amendment to such registration statement on March 6, 2012, which has not yet been declared effective. The registration statement permits us to issue, through one or more transactions, up to an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock, including through a combined offering of such securities.

On May 17, 2010, together with the Advisor, we entered into an equity distribution agreement (the “Agreement”) with BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Agent”), under which we may, from time to time, issue and sell through the Agent, as sales agent, up to 2.0 million shares (the “Shares”) of our common stock, par value $0.001 per share, based upon instructions from us (including, at a minimum, the number of Shares to be offered, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day and any minimum price below which sales may not be made). Sales of Shares through the Agent, if any, will be executed by means of either ordinary brokers’ transactions on NASDAQ in accordance with Rule 153 under the Securities Act of 1933, as amended, or such other sales of the Shares as shall be agreed by us and the Agent. The compensation payable to the Agent for sales of Shares with respect to which the Agent acts as sales agent shall be equal to 2.0% of the gross sales price of the Shares sold pursuant to the Agreement. To date, we have not issued any shares pursuant to this Agreement.

During the quarter ended December 31, 2011, pursuant to the terms of our articles of incorporation, as amended, our Board of Directors approved reclassifying 4.0 million shares of common stock to shares of preferred stock.

Employee Notes

The following table is a summary of all outstanding notes issued to employees of the Adviser for the exercise of stock options:

Issue Date	Original Number of Options Exercised	Strike Price of Options Exercised	Original Amount of Promissory Note Issued to Employees		Outstanding Balance of Employee Loans at March 31, 2012	Maturity Date	Original Interest Rate on Note
Aug-01	393,334	15.00	$5,900	(A)	$2,749	Aug-10	4.90	% (B)
Aug-01	18,334	15.00	275	(A)	200	Aug-10	4.90	(B)
Aug-01	18,334	15.00	275	(C)	—	Aug-11	4.90
Sep-04	13,332	15.00	200	(C)	98	Sep-13	5.00
Jul-06	13,332	15.00	200		200	Jul-15	8.26
Jul-06	18,334	15.00	275		275	Jul-15	8.26

	475,000		$7,125		$3,522

(A)

On September 7, 2010, we entered into redemption agreements (the “Redemption Agreements”) with David Gladstone, our Chairman and Chief Executive Officer, and Laura Gladstone, the daughter of Mr. Gladstone and an officer of the Adviser, and one of our Managing Directors, in connection with the maturity of secured promissory notes executed by Mr. Gladstone and Ms. Gladstone in favor of us on August 23, 2001, in the principal amounts of $5.9 million and $0.3 million, respectively (collectively, the “Notes”). Mr. and Ms. Gladstone executed the Notes to facilitate their payment of the exercise price of certain stock options (the “Options”) to acquire shares of our common stock. Concurrently with the execution of the Notes, we, together with Mr. and Ms. Gladstone entered into stock pledge agreements (collectively, the “Pledge Agreements”), pursuant to which Mr. and Ms. Gladstone granted to us a first priority security interest in the Pledged Collateral (as defined in the respective Pledge Agreements), which included 393,334 and 18,334 shares, respectively, of our common stock that Mr. and Ms. Gladstone acquired pursuant to the exercise of the Options (collectively, the “Pledged Shares”). An event of default was triggered under the Notes by virtue of Mr. and Ms. Gladstone’s failure to repay the amounts outstanding under the Notes within five business days of August 23, 2010. The Redemption Agreements provide that, pursuant to the terms and conditions thereof, we will automatically accept and retire the Pledged Shares in partial or full satisfaction, as applicable, of Mr. and Ms. Gladstone’s obligations to us under the Notes at such time, if ever, that the trading price of our common stock reaches $15 per share. In entering into the Redemption Agreements, we reserved all of our existing rights under the Notes and the Pledge Agreements, including, but not limited to, the ability to foreclose on the Pledged Collateral at any time. On March 30, 2011, June 27, 2011 and September 26, 2011, Mr. Gladstone paid down an aggregate of $3.2 million of the principal balance of his note, leaving a principal balance of $2.7 million outstanding as of March 31, 2012. In connection with these payments, we released our first priority security interest on 210,000 common shares of Mr. Gladstone’s Pledged Shares, leaving a balance of 183,334 common shares in Pledged Collateral from Mr. Gladstone as of March 31, 2012. On September 28, 2011, Ms. Gladstone paid down $0.1 million of the principal balance of her 2001 note, leaving a principal balance of $0.2 million outstanding on this note as of March 31, 2012. The principal balances under her 2006 notes remain unchanged at an aggregate balance of $0.5 million as of March 31, 2012.

(B)

An event of default was triggered under these Notes by virtue of Mr. and Ms. Gladstone’s failure to repay the amounts outstanding within five business days of August 23, 2010. As such, we charged a default rate of an additional 2% per annum under these Notes for all periods following default.

(C)

On December 20, 2011, we entered into an amended and restated redemption agreement with an employee of the Adviser in connection with the maturity of a secured promissory note executed by the employee in favor of us on August 23, 2001, in the principal amount of $0.3 million. Pursuant to the redemption agreement, on December 29, 2011, we redeemed 20,000 shares of our common stock that had been pledged as collateral on the employee note, resulting in a reduction of $0.2 million on the employee note, leaving a principal balance of $0.1 million as of December 31, 2011. On January 26, 2012, we redeemed an additional

19,082 shares of our common stock that had been pledged as collateral on the employee note, resulting in the employee’s defaulted loan being fully paid off and a reduction of $0.1 million on the employee’s other note, leaving a remaining principal balance thereon of $0.1 million as of March 31, 2012.

In accordance with ASC 505, “Equity,” receivables from employees for the issuance of capital stock to employees prior to the receipt of cash payment should be reflected in the balance sheet as a reduction to stockholders’ equity. Therefore, these recourse notes were recorded as loans to employees and are included in the equity section of our accompanying Condensed Consolidated Statements of Assets and Liabilities. As of March 31, 2012, we determined that these notes were still recourse.

NOTE 8. NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS PER COMMON SHARE

The following table sets forth the computation of basic and diluted net decrease in net assets resulting from operations per weighted average common share for the three and six months ended March 31, 2012 and 2011:

	Three Months Ended March 31,		Six Months Ended March 31,
	2012	2011	2012	2011
Numerator for basic and diluted net decrease in net assets resulting from operations per common share	$(1,603)	$(8,381)	$(2,892)	$(6,250)
Denominator for basic and diluted weighted average common shares	21,005,402	21,039,242	21,022,087	21,039,242

Basic and diluted net decrease in net assets resulting from operations per common share	$(0.08)	$(0.40)	$(0.14)	$(0.30)

NOTE 9. DISTRIBUTIONS TO COMMON STOCKHOLDERS

Our Board of Directors declared the following monthly distributions to common stockholders for the six months ended March 31, 2012 and 2011:

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Common Share
2012	October 11, 2011	October 21, 2011	October 31, 2011	$0.07
	October 11, 2011	November 17, 2011	November 30, 2011	0.07
	October 11, 2011	December 21, 2011	December 30, 2011	0.07
	January 10, 2012	January 23, 2012	January 31, 2012	0.07
	January 10, 2012	February 21, 2012	February 29, 2012	0.07
	January 10, 2012	March 22, 2012	March 30, 2012	0.07

		Six Months Ended March 31, 2012:		$0.42

2011	October 5, 2010	October 21, 2010	October 29, 2010	$0.07
	October 5, 2010	November 19, 2010	November 30, 2010	0.07
	October 5, 2010	December 23, 2010	December 31, 2010	0.07
	January 11, 2011	January 21, 2011	January 31, 2011	0.07
	January 11, 2011	February 21, 2011	February 28, 2011	0.07
	January 11, 2011	March 21, 2011	March 31, 2011	0.07

		Six Months Ended March 31, 2011:		$0.42

Aggregate common distributions declared and paid for the six months ended March 31, 2012 and 2011 were each approximately $8.8 million, which were declared based on estimates of net investment income for the respective fiscal years. The characterization of the common distributions declared and paid for the fiscal year ended September 30, 2012 will be determined at year end and cannot be determined at this time. For the fiscal year ended September 30, 2011, taxable income available for common distributions exceeded distributions declared and paid, and, in accordance with Section 855(a) of the Code, we elected to treat a portion of the first common distribution paid in fiscal year 2012 as having been paid in the prior year.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are party to certain legal proceedings incidental to the normal course of our business, including the enforcement of our rights under contracts with our portfolio companies. We are required to establish reserves for litigation matters where those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, we do not establish reserves. Based on current knowledge, we do not believe that loss contingencies, if any, arising from pending investigations, litigation or regulatory matters will have a material adverse effect on our financial condition or results of operation.

Escrow Holdbacks

From time to time, we will enter into arrangements as it relates to exits of certain investments whereby specific amounts of the proceeds are held in escrow in order to be used to satisfy potential obligations as stipulated in the sales agreements. We record escrow amounts in restricted cash on our accompanying Condensed Consolidated Statements of Assets and Liabilities. We establish a contingent liability against the escrow amounts if we determine that it is probable and estimable that a portion of the escrow amounts will not be ultimately received at the end of the escrow period. The aggregate contingent liability amount recorded against the escrow amounts was $1.2 million and $0 as of March 31, 2012 and September 30, 2011, respectively, and is located in other liabilities on our accompanying Condensed Consolidated Statements of Assets and Liabilities.

Financial Commitments and Obligations

We have lines of credit and capital commitments with certain of our portfolio companies that have not been fully drawn or called. Since these commitments have expiration dates and we expect many will never be fully drawn or called, the total commitment amounts do not necessarily represent future cash requirements.

In addition to the lines of credit and capital commitments with portfolio companies, we also extend certain guarantees on behalf of some of our portfolio companies during the normal course of business. In January 2012, we executed a guarantee for one of our Control investments, Viapack, to irrevocably and unconditionally guarantee payment and performance of Viapack’s obligations regarding purchase agreements and expenses to one of its vendors. This guarantee is limited to a maximum of $0.6 million and terminates within 30 days written notice not to extend further credit. As of September 30, 2011, we were not party to any signed guarantees.

We estimated the fair value of our unused line of credit commitments, uncalled capital commitment and guarantee as of March 31, 2012 and September 30, 2011 to be minimal; and therefore, they are not recorded on our accompanying Condensed Consolidated Statements of Assets and Liabilities. The following table summarizes the dollar balances of unused line of credit commitments, uncalled capital commitment and guarantee as of March 31, 2012 and September 30, 2011:

	As of March 31, 2012	As of September 30, 2011
Unused line of credit commitments	$8,810	$12,990
Uncalled capital commitment	800	800
Guarantee	600	—

Total	$10,210	$13,790

NOTE 11. FINANCIAL HIGHLIGHTS

	Three Months Ended March 31,		Six Months Ended March 31,
	2012	2011	2012	2011
Per Common Share Data (A)
Net asset value at beginning of period	$9.90	$11.74	$10.16	$11.85

Net investment income (B)	0.25	0.21	0.45	0.43
Net realized loss on investments (B)	—	—	(0.39)	—
Net unrealized depreciation of investments (B)	(0.34)	(0.62)	(0.23)	(0.76)
Net unrealized depreciation of borrowings (B)	0.01	0.01	0.03	0.03
Distributions to common stockholders from net investment income (B) (C)	(0.21)	(0.21)	(0.42)	(0.42)
Repayment of principal on employee notes	0.01	0.05	0.02	0.05
Stock redemption for repayment on employee notes	(0.01)	—	(0.02)	—
Other, net (D)	0.01	—	0.02	—

Net asset value at end of period	$9.62	$11.18	$9.62	$11.18

Per common share market value at beginning of period	$7.63	$11.52	$6.86	$11.27
Per common share market value at end of period	8.11	11.31	8.11	11.31
Total return (E)	8.93%	1.86%	24.46%	4.12%
Common shares outstanding at end of period	21,000,160	21,039,242	21,000,160	21,039,242
Statement of Assets and Liabilities Data:
Net assets at end of period	$202,002	$235,215	$202,002	$235,215
Average net assets (F)	207,018	252,457	208,995	249,985
Senior Securities Data:
Borrowings under Credit Facility, at cost	65,800	33,200	65,800	33,200
Mandatorily redeemable preferred stock	38,497	—	38,497	—
Asset coverage ratio (G) (H)	292%	807%	292%	807%
Asset coverage per unit (H)	$2,922	$8,073	$2,922	$8,073
Ratios/Supplemental Data:
Ratio of expenses to average net assets-annualized (I)	11.41%	6.45%	10.77%	6.00%
Ratio of net expenses to average net assets-annualized (J)	11.17	6.29	10.22	5.87
Ratio of net investment income to average net assets-annualized	10.08	7.02	9.22	7.25

(A)	Based on actual shares outstanding at the end of the corresponding period.
(B)	Based on weighted average basic per share data.
(C)	Distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under GAAP.
(D)

Represents the impact of the different share amounts (weighted average shares outstanding during the period and shares outstanding at the end of the period) in the per share data calculations and rounding impacts.

(E)

Total return equals the change in the ending market value of our common stock from the beginning of the period, taking into account distributions reinvested in accordance with the terms of our dividend reinvestment plan. Total return does not take into account distributions that may be characterized as a return of capital. For further information on the estimated character of our distributions to common stockholders, please refer to Note 9—Distributions to Common Stockholders. Total return is not annualized.

(F)	Average net assets are computed using the average of the balance of net assets at the end of each month of the reporting period.
(G)

As a BDC, we are generally required to maintain a ratio of at least 200% of total assets, less all liabilities and indebtedness not represented by senior securities, to total borrowings and guaranty commitments. Our mandatorily redeemable preferred stock is characterized as borrowings for the asset coverage ratio.

(H)

Asset coverage ratio is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness (including interest payable and guarantees). Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.

(I)	Ratio of expenses to average net assets is computed using expenses before credits from the Adviser to the base management and incentive fees and including income tax expense.
(J)	Ratio of net expenses to average net assets is computed using total expenses net of credits from the Adviser to the base management and incentive fees and including income tax expense.

NOTE 12. SUBSEQUENT EVENTS

Distributions

In April 2012, our Board of Directors declared the following monthly cash distributions to common and preferred stockholders:

Record Date	Payment Date	Distribution per Common Share	Distribution per Term Preferred Share
April 20, 2012	April 30, 2012	$0.07	$0.1484375
May 18, 2012	May 31, 2012	0.07	0.1484375
June 20, 2012	June 29, 2012	0.07	0.1484375

Total for the Quarter		$0.21	$0.4453125

Investment Activity

Subsequent to March 31, 2012, we extended an aggregate amount of approximately $0.7 million to 4 existing portfolio companies in revolver draws and received scheduled repayments of $1.8 million from 16 portfolio companies.

Term Preferred Stock Listing

On May 1, 2012, we transferred our listing of Term Preferred Stock from the NYSE to NASDAQ. The new trading symbol on NASDAQ for the Term Preferred Stock is “GLADP.”

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No. 333-162592

PROSPECTUS SUPPLEMENT

(To Prospectus dated     , 201  )

            Shares of Common Stock

We are offering for sale              shares of our common stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,          was $             per share. The net asset value per share of our common stock at the close of business on             , 201   was $            per share.

	Per Share	Total (1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

The underwriters may also purchase up to an additional              shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days after the date of this prospectus supplement. If the over-allotment option is exercised in full, our total proceeds, before expenses, would be $              and the total underwriting discounts and commissions would be $            . The common shares will be ready for delivery on or about             ,             .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

An investment in our common stock involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page S-4 of this prospectus supplement and page 8 of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our common stock. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our common stock.

The common stock being offered has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III ; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Investment,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Investment. The following percentages were calculated based on actual expenses incurred in the year ended             ,          and average net assets for the quarter ended             ,         .

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	[ ]	%
Dividend reinvestment plan expenses(1)	[ ]
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees(2)	[ ]	%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	[ ]	%
Interest payments on borrowed funds(4)	[ ]	%
Other expenses(5)	[ ]	%
Total annual expenses (2)(5)	[ ]	%

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” in the accompanying prospectus for information on the dividend reinvestment plan.
(2)

Our annual base management fee is 2% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Investment, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. For the fiscal year ended , , our Adviser voluntarily agreed to waive the annual base management fee of 2% to [ ]% for those senior syndicated loans that we purchase using borrowings from our credit facility. However, because we held no senior syndicated loans purchased using borrowings under our credit facility during the quarter ended , , the waiver did not impact our expenses for that period, as reflected in the table above. See “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus and footnote 3 below.
(3)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly ([ ]% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% — 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% — 1.75%)) + (20%× (2.30% — 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% — 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus.

(4)	Includes deferred financing costs. We entered into a revolving credit facility, effective , , under which our borrowing capacity is $[ ] million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $[ ] million at an interest rate of [ ]% plus an additional fee related to borrowings of [ ]%, for an aggregate rate of [ ]%, interest payments and amortization of deferred financing costs on borrowed funds would have been [ ]% of our average net assets for the quarter ended , .
(5)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement” in the accompanying prospectus.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year			3 Years			5 Years			10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	[	]	$	[	]	$	[	]	$	[	]

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the above example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments. Additionally, because the capital gains-based incentive fee is calculated on a cumulative basis (computed net of all realized capital losses and unrealized capital depreciation) and because of the significant capital losses realized to date, we have assumed that we will not trigger the payment of any capital gains-based incentive fee in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses on a $1,000 investment, assuming a 5% annual return, consisting entirely of capital gains would be $[        ] for 1 year, $[        ] for 3 years, $[        ] for 5 years and $[        ] for 10 years. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

[To be provided.]

USE O F PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on             ,        . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

FINANCIAL HIGHLIGHTS

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DI STRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on Form 1099 — DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of             ,         , we had [        ] stockholders of record.

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. [Certain legal matters will be passed upon for the underwriters by                     .]

Gladstone Capital Corporation

            Shares of Common Stock

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No. 333-162592

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201  )

            Shares

            % Series [    ] Preferred Stock

Liquidation Preference $            per share

We are offering for sale             shares of our Series             Preferred Stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share. There currently is no market for the preferred stock. We applied to list the preferred stock on [            ]. The expected trading symbol for the preferred stock is [            ].

	Per Share	Total (1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

The Underwriters are expected to deliver the Series     Preferred Stock in book-entry form through the Depositary Trust Company on or about                     .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our preferred stock and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

An investment in our preferred stock involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page P-2 of this prospectus supplement and page 8 of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our preferred stock. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our preferred stock.

The preferred stock being offered has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III ; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE SERIES [ ] PREFERRED STOCK

Dividend Rate	The dividend rate will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , , and , commencing .] The payment date for the initial dividend period will be .]

Regular Dividend Period	Regular dividend periods will be days.

Liquidation Preference	$ per share

Non-Call Period	The shares may not be called for redemption at the option of the Company prior to .

Stock Exchange Listing

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on            ,        . We anticipate that substantially all of the net proceeds of this

P-1

offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

[To be provided.]

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES [ ] PREFERRED STOCK

[To be provided.]

DESCRIPTION OF THE SERIES [ ] PREF ERRED STOCK

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. [Certain legal matters will be passed upon for the underwriters by    .]

P-2

Gladstone Capital Corporation

            Shares

            % Series [    ] Preferred Stock

(Liquidation Preference $            per share)

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No. 333-162592

PROSPECTUS SUPPLEMENT

(To Prospectus dated            , 201  )

            Rights for             Shares

Subscription Rights for Common Stock

Gladstone Capital Corporation, referred to as we, us, our or the Company, is issuing subscription rights, or Rights, to our common stockholders to purchase additional shares of common stock.

We were primarily established for the purpose of investing in subordinated loans, mezzanine debt, preferred stock and warrants to purchase common stock of small and medium-sized companies in connection with buyouts and other recapitalizations. When we invest in buyouts we do so with the management team of the portfolio companies and with other buyout funds. We also sometimes invest in senior secured loans, common stock and, to a much lesser extent, senior and subordinated syndicated loans. Our investment objective is to generate both current income and capital gains through these debt and equity instruments. We operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. Our investment adviser is Gladstone Management Corporation, referred to as Adviser.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share.

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Rights and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

Investing in common stock through Rights involves certain risks that are described in the “Risk Factors” section beginning on page R-5 of this prospectus supplement and page 8 of the accompanying prospectus.

Stockholders who do not exercise their rights may, at the completion of the offering, own a smaller proportional interest in the Company than if they exercised their rights. As a result of the offering you may experience dilution or accretion of the aggregate net asset value of your shares of common stock depending upon whether the Company’s net asset value per share of common stock is above or below the subscription price on the expiration date.

The Rights being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Subscription price of Common Stock to shareholders exercising Rights	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201  . If the offer is extended, the common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201  .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III ; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for common stock

Subscription Price	Rights may be exercised at a price of $ per share of common stock (the “Subscription Price”). See “Description of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Company’s common stock on , 201 (the “Record Date”). See “Description of the Rights Offering.”

Number of Rights Issued	Rights will be issued in respect of each share of common stock of the Company outstanding on the Record Date. See “Description of the Rights Offering.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase share of common stock of the Company for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Description of the Rights Offering.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 201 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering.”
Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Company estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Subscription Price per share of $ and assumes all new shares of common stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Company intends to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes. See “Use of Proceeds.”

Rights Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Investment,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Investment. The following percentages were calculated based on actual expenses incurred in the year ended             ,             and average net assets for the quarter ended             ,         .

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	[	] %
Dividend reinvestment plan expenses(1)	[	]
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees(2)	[	] %
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	[	] %
Interest payments on borrowed funds(4)	[	] %
Other expenses(5)	[	] %
Total annual expenses (2)(5)	[	] %

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” in the accompanying prospectus for information on the dividend reinvestment plan.
(2)	Our annual base management fee is 2% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Investment, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. For the fiscal year ended , , our Adviser voluntarily agreed to waive the annual base management fee of 2% to [ ]% for those senior syndicated loans that we purchase using borrowings from our credit facility. However, because we held no senior syndicated loans purchased using borrowings under our credit facility during the quarter ended , , the waiver did not impact our expenses for that period, as reflected in the table above. See “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus and footnote 3 below.
(3)

The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly ([    ]% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% — 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% — 1.75%)) + (20%× (2.30% — 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% — 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus.

(4)	Includes deferred financing costs. We entered into a revolving credit facility, effective , , under which our borrowing capacity is $[ ] million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $[ ] million at an interest rate of [ ]% plus an additional fee related to borrowings of [ ]%, for an aggregate rate of [ ]%, interest payments and amortization of deferred financing costs on borrowed funds would have been [ ]% of our average net assets for the quarter ended , .
(5)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement” in the accompanying prospectus.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year		3 Years		5 Years		10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	[ ]	$	[ ]	$	[ ]	$	[ ]

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the above example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments. Additionally, because the capital gains-based incentive fee is calculated on a cumulative basis (computed net of all realized capital losses and unrealized capital depreciation) and because of the significant capital losses realized to date, we have assumed that we will not trigger the payment of any capital gains-based incentive fee in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses on a $1,000 investment, assuming a 5% annual return, consisting entirely of capital gains would be $[    ] for 1 year, $[    ] for 3 years, $[    ] for 5 years and $[    ] for 10 years. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on     ,    . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on Form 1099 — DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of     ,     , we had [    ] stockholders of record.

TAXATION

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. [Certain legal matters will be passed upon for the underwriters by    .]

Gladstone Capital Corporation

Shares of Common Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Common Stock

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No. 333-162592

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201    )

             Rights for              Shares

Subscription Rights for             % Series [    ] Preferred Stock

Gladstone Capital Corporation, referred to as we, us, our or the Company, is issuing subscription rights, or Rights, to our common stockholders to purchase shares of         % Series [    ] Preferred Stock, referred to as the Series [    ] Preferred Stock.

We were primarily established for the purpose of investing in subordinated loans, mezzanine debt, preferred stock and warrants to purchase common stock of small and medium-sized companies in connection with buyouts and other recapitalizations. When we invest in buyouts we do so with the management team of the portfolio companies and with other buyout funds. We also sometimes invest in senior secured loans, common stock and, to a much lesser extent, senior and subordinated syndicated loans. Our investment objective is to generate both current income and capital gains through these debt and equity instruments. We operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. Our investment adviser is Gladstone Management Corporation, referred to as Adviser.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,          was $            per share. The net asset value of our common shares at the close of business on             , 201     was $            per share. There currently is no market for the preferred stock. We applied to list the preferred stock on [            ]. The expected trading symbol for the preferred stock is [            ].

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Rights and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

Investing in preferred stock through Rights involves certain risks that are described in the “Risk Factors” section beginning on page PR-3 of this prospectus supplement and page 8 of the accompanying prospectus.

The Rights being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Subscription price of Preferred Stock to shareholders exercising Rights	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	The aggregate expenses of the offering are estimated to be $[ ].

The preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201    . If the offer is extended, the preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201    .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III ; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for Series [ ] preferred stock

Exercise Price	Rights may be exercised at a price of $ per share of common stock (the “Subscription Price”). See “Description of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Company’s common stock on , 201 (the “Record Date”). See “Description of the Rights Offering.”

Number of Rights Issued	Rights will be issued in respect of each share of preferred stock of the Company outstanding on the Record Date. See “Description of the Rights Offering.”

Number of Rights Required to Purchase One Preferred Share	A holder of Rights may purchase share of common stock of the Company for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Description of the Rights Offering.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Exercise Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 201 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Company estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Exercise Price per share of $ and assumes all new shares of Series [ ] preferred stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Company intends to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes. See “Use of Proceeds.”

Rights Agent	[To be provided.]

TERMS OF THE SERIES [    ] PREFERRED STOCK

Dividend Rate	The dividend rate will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , , and , commencing .] The payment date for the initial dividend period will be .]

Regular Dividend Period	Regular dividend periods will be days.

Liquidation Preference	$ per share

Non-Call Period	The shares may not be called for redemption at the option of the Company prior to .

Stock Exchange Listing

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on             ,        . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. [Certain legal matters will be passed upon for the underwriters by    .]

Gladstone Capital Corporation

             Shares of         % Series [    ] Preferred Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Preferred Stock

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No. 333-162592

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201  )

    %              Notes due             ,

We are offering promissory notes in an aggregate principal amount of $            , which we refer to as the Notes in this prospectus supplement. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share.

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Notes and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

An investment in our Notes involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page N-2 of this prospectus supplement and page 8 of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our Notes. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Notes.

The Notes do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

	Per Note	Total
Public offering price	$	$
Sales load	$	$
Proceeds to us (before expenses)(1)	$	$

(1)	Does not include offering expenses payable to us estimated to be $ .

The Notes will be ready for delivery on or about             , 201  .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III ; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE NOTES

Principal Amount	The principal amount of the Notes is $ in the aggregate.

Maturity	The principal amount of the Notes will become due and payable on , .

Interest Rate	The interest rate will be %.

Frequency of payment	Interest will be paid commencing .

Prepayment Protections	[To be provided.]

Conversion	[To be provided.]

[Stock Exchange Listing]	[To be provided.]

Rating	It is a condition of issuance that the notes be rated [ ] by [ ].

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on     ,    . We anticipate that substantially all of

N-1

the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. [Certain legal matters will be passed upon for the underwriters by     .]

N-2

Gladstone Capital Corporation

%              Notes due             ,

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No. 333-162592

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201  )

             Warrants for Common Stock

We are offering for sale             warrants to purchase              shares of common stock of the Company, which we refer to as Common Warrants, at an exercise price equal to $             per whole share. No fractional Common Warrants will be issued. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,              was $             per share. The net asset value per share of our common stock at the close of business on             , 201   was $             per share.

Currently, no public market exists for the Common Warrants offered by this prospectus supplement. It is anticipated that the Common Warrants will be quoted on             promptly after the date of this prospectus supplement.

	Per Warrant	Total (1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The Underwriters are expected to deliver the Common Warrants in book-entry form through the Depositary Trust Company on or about             ,         .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Common Warrants and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

An investment in our Common Warrants involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page W-4 of this prospectus supplement and page 8 of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our Common Warrants. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Common Warrants.

The Common Warrants being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III ; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE WARRANTS

Exercise Price	Each Common Warrant will be exercisable at an exercise price of $ per whole share of common stock of the Company.

Exercise Period	The Common Warrants will be exercisable until the date that is years from the original date of issuance, or the Exercise Period. The rights represented by the Common Warrants may be exercised in whole or in part at any time during the Exercise Period.

[Stock Exchange Listing]	[To be provided.]

[Non-Call Period	The Common Warrants may not be called for redemption at the option of the Company prior to .]

No Stockholder Rights	The Common Warrants do not entitle the holder to any voting rights or other rights as a stockholder of the Company.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Investment,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Investment. The following percentages were calculated based on actual expenses incurred in the year ended             ,         and average net assets for the quarter ended             ,         .

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	[	]%
Dividend reinvestment plan expenses(1)	[	]
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees(2)	[	]%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	[	]%
Interest payments on borrowed funds(4)	[	]%
Other expenses(5)	[	]%
Total annual expenses (2)(5)	[	]%

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” in the accompanying prospectus for information on the dividend reinvestment plan.
(2)	Our annual base management fee is 2% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Investment, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. For the fiscal year ended , , our Adviser voluntarily agreed to waive the annual base management fee of 2% to [ ]% for those senior syndicated loans that we purchase using borrowings from our credit facility. However, because we held no senior syndicated loans purchased using borrowings under our credit facility during the quarter ended , , the waiver did not impact our expenses for that period, as reflected in the table above. See “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus and footnote 3 below.
(3)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly ([ ]% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% — 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% — 1.75%)) + (20%× (2.30% — 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% — 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus.

(4)	Includes deferred financing costs. We entered into a revolving credit facility, effective , , under which our borrowing capacity is $[ ] million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $[ ] million at an interest rate of [ ]% plus an additional fee related to borrowings of [ ]%, for an aggregate rate of [ ]%, interest payments and amortization of deferred financing costs on borrowed funds would have been [ ]% of our average net assets for the quarter ended , .
(5)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement” in the accompanying prospectus.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year			3 Years			5 Years			10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	[	]	$	[	]	$	[	]	$	[	]

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the above example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments. Additionally, because the capital gains-based incentive fee is calculated on a cumulative basis (computed net of all realized capital losses and unrealized capital depreciation) and because of the significant capital losses realized to date, we have assumed that we will not trigger the payment of any capital gains-based incentive fee in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses on a $1,000 investment, assuming a 5% annual return, consisting entirely of capital gains would be $[            ] for 1 year, $[            ] for 3 years, $[            ] for 5 years and $[            ] for 10 years. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on             ,    . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DISTRIBU TIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on Form 1099 — DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of             ,     , we had [    ] stockholders of record.

DESCRIPTION OF THE WARRANTS

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL M ATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. [Certain legal matters will be passed upon for the underwriters by     .]

Gladstone Capital Corporation

            Warrants for Common Stock

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No. 333-162592

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201    )

            Warrants for Series [    ] Preferred Stock

We are offering for sale             warrants to purchase             shares of Series [    ] Preferred Stock of the Company, which we refer to as Preferred Warrants, at an exercise price equal to $            per whole share. No fractional Preferred Warrants will be issued. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $             per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share. Our preferred stock is traded on [            ] under the symbol [            ]. The last reported sale of our preferred stock on             , 201     was $             per share.

Currently, no public market exists for the Preferred Warrants offered by this prospectus supplement. It is anticipated that the Preferred Warrants will be quoted on             promptly after the date of this prospectus supplement.

	Per Warrant	Total (1)

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The Underwriters are expected to deliver the Preferred Warrants in book-entry form through the Depositary Trust Company on or about             ,         .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Preferred Warrants and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

An investment in our Preferred Warrants involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page PR-2 of this prospectus supplement and page 8 of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our Preferred Warrants. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Preferred Warrants.

The Preferred Warrants being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or George Stelljes III ; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement or the accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE WARRANTS

Exercise Price	Each Preferred Warrant will be exercisable at an exercise price of $ per whole share of Series [ ] Preferred Stock of the Company.

Exercise Period	The Preferred Warrants will be exercisable until the date that is years from the original date of issuance, or the Exercise Period. The rights represented by the warrant may be exercised in whole or in part at any time during the Exercise Period.

[Stock Exchange Listing]	[To be provided.]

[Non-Call Period	The Preferred Warrants may not be called for redemption at the option of the Company prior to .]

No Stockholder Rights	The Preferred Warrants do not entitle the holder to any voting rights or other rights as a stockholder of the Company.

PR-1

TERMS OF THE SERIES [    ] PREFERRED STOCK

Dividend Rate	The dividend rate will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , , and , commencing .] The payment date for the initial dividend period will be .]

Regular Dividend Period	Regular dividend periods will be days.

Liquidation Preference	$ per share

Non-Call Period	The shares may not be called for redemption at the option of the Company prior to .

Stock Exchange Listing

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [     ]% and matures on                 ,        . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

DESCRIPTION OF THE WARRANTS

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Cooley LLP, Reston, Virginia. [Certain legal matters will be passed upon for the underwriters by    .]

PR-2

Gladstone Capital Corporation

            Warrants for Series [    ] Preferred Stock

PROSPECTUS SUPPLEMENT

            , 201

Part C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

The following financial statements of Gladstone Capital Corporation (the “Company” or the “Registrant”) are included in the Registration Statement in “Part A: Information Required in a Prospectus:”

GLADSTONE CAPITAL CORPORATION

2.	Exhibits

Exhibit Number	Description

2.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016 (previously filed on October 31, 2011 with Post-Effective Amendment No. 5 to this Registration Statement).

2.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.

2.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.

2.b.4	Third Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.

2.c	Not applicable.

2.d.1	Form of Direct Registration Transaction Advice for the Registrant’s common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.

2.d.3	Form of Senior Indenture (previously filed on October 20, 2009 with this Registration Statement).

2.d.4	Form of Subordinated. Indenture (previously filed on October 20, 2009 with this Registration Statement).

2.d.5	Specimen 7.125% Series 2016 Term Preferred stock certificate (previously filed on October 31, 2011 with Post-Effective Amendment No. 5 to this Registration Statement).

2.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 2.e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.f	Not applicable.

2.g.1	Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).

2.h.1	Equity Distribution Agreement, dated as of May 17, 2010, by and among Gladstone Capital Corporation, Gladstone Management Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC (previously filed on May 17, 2010 with Post-Effective Amendment No. 1 to this Registration Statement).

2.i	Not applicable.

2.j	Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.

2.k.1	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.

2.k.2	Redemption Agreement, dated as of September 7, 2010, between Gladstone Capital Corporation and David Gladstone, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.

2.k.3	Third Amended and Restated Credit Agreement dated as of May 15, 2009 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the CP Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed May 19, 2009.

2.k.4	Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).

2.k.5	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.

2.k.6	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.

2.l	Opinion of Cooley Godward Kronish LLP (previously filed on October 20, 2009 with this Registration Statement).

2.m	Not applicable.

2.n.1	Consent of Independent Registered Public Accounting Firm.

2.n.2	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.1) (previously filed on October 20, 2009 with this Registration Statement).

2.n.3	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule (previously filed on March 6, 2012 with Post-Effective Amendment No. 6 to this Registration Statement).

2.o	Not applicable.

2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.

2.s.1	Power of Attorney (included in the signature page of the original filing of this Registration Statement, filed on October 20, 2009).

2.s.2	Power of Attorney (previously filed on April 7, 2011 with Post Effective Amendment No. 2 to this Registration Statement).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 143 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

Commission registration fee	$16,740
FINRA fee	30,500
Accounting fees and expenses	75,000	*
Printing and engraving	150,000	*
Legal fees and expenses	300,000	*

Total	$572,240	*

*	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

Gladstone Capital Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

U.S. Healthcare Communications, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

USHC Legal Inc., a New Jersey corporation and wholly-owned subsidiary of the Registrant.

Gladstone Business Loan, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant.

Gladstone Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the Registrant.

BERTL, Inc., a Delaware corporation controlled by the Registrant through 29% common stock ownership.

LYP Holdings Corp., a Delaware corporation controlled by the Registrant.

LocalTel, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 57% ownership.

LYP, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 100% ownership.

Lindmark Acquisition, LLC a Delaware limited liability company controlled by Lindmark Holdings Corp., through 50% ownership.

Lindmark Holdings Corp., a Delaware corporation controlled by the Registrant.

Defiance Integrated Technologies, Inc., a Delaware corporation controlled by the Registrant, through 58% ownership.

1090 Perry Acquisition Corp., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

JBM Tool & Die, Inc., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Pro Shear Corporation, a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Midwest Metal Distribution, Inc., a Delaware corporation controlled by Gladstone Metal, LLC through 70% ownership.

Gladstone Metal, LLC, a Delaware limited liability company controlled by the Registrant.

Kansas Cable Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Sunshine Media Group, Inc., a Delaware corporation controlled by the Registrant through 50% ownership.

Publication Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Georgia Film Holdings, LLC, a Delaware limited liability company controlled by the Registrant through 100% ownership.

Gladstone Investment Corporation, a Delaware corporation controlled by the Registrant’s officers and directors.

Gladstone Business Investment, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Investment Corporation.

Gladstone Investment Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation ..

ACME Cryogenics Inc., a Pennsylvania corporation controlled by Gladstone Investment Corporation through 53% ownership.

CCE Investment Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Mustang Eagle Partnership, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCE Investment Corp.

Country Club Enterprises, LLC, a Massachusetts limited liability company, controlled by Mustang Eagle Partnership, LLC through 52% ownership.

ASH Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Gladstone Investment Corporation.

Auto Safety House, LLC, a Delaware limited liability company, controlled by ASH Holdings, Corp. through 74% ownership.

Galaxy Tool Holding Corporation, a Delaware corporation controlled by Gladstone Investment Corporation through 60% ownership.

Mathey Investments, Inc., a Oklahoma corporation controlled by the Gladstone Investment Corporation through 97% ownership.

Tread Corporation, a Delaware corporation controlled by Gladstone Investment Corporation through 51% ownership.

Neville Limited, a Delaware corporation controlled by Gladstone Investment Corporation through 100% stock ownership.

Quench Holdings Corp., a Delaware corporation controlled by Gladstone Investment Corporation.

Precision Southeast Holdings, Inc., a Delaware corporation controlled by Gladstone Investment Corporation through 91% stock ownership.

SBS Industries Holdings, Inc., a Delaware corporation controlled by the Registrant through 85% ownership.

SBS Industries, LLC, a Delaware limited liability company controlled by SBS Industries Holdings, Inc. through 100% ownership.

Venyu Solutions, Inc, a Louisiana corporation controlled by Venyu Holdings, LLC through 100% ownership.

Venyu Holdings, LLC, a Delaware limited liability company controlled by Venyu Investments, LLC though 60% ownership.

Venyu Investments, LLC, a Delaware limited liability company controlled by Gladstone Investment Corporation through 100% ownership.

MRP Holdings Corp., a Delaware corporation controlled by Gladstone Investment Corporation through 30% ownership.

Gladstone SOG Investments, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

SOG Investment I LLC, a Delaware limited liability company controlled by Gladstone SOG Investments, Inc. through 100% ownership.

GAIN CTG Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Gladstone Commercial Corporation, a Maryland corporation controlled by the Registrant’s officers and directors.

GCLP Business Trust I, a Massachusetts business trust controlled by Gladstone Commercial Corporation.

GCLP Business Trust II, a Massachusetts business trust controlled by Gladstone Commercial Partners, LLC.

Gladstone Commercial Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Commercial Corporation.

Gladstone Commercial Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Commercial Corporation.

First Park Ten COCO San Antonio GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

First Park Ten COCO San Antonio LP, a Delaware limited partnership controlled by its general partner, First Park Ten COCO San Antonio GP LLC.

COCO04 Austin TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

COCO04 Austin TX LP, a Delaware limited partnership controlled by its general partner, COCO04 Austin TX GP LLC.

Pocono PA GCC, LP, a Delaware limited partnership controlled by its general partner, Pocono PA GCC GP LLC.

Gladstone Commercial Limited Partnership, a Delaware limited partnership controlled by its general partner GCLP Business Trust II.

GCC Acquisition Holdings LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SLEE Grand Prairie LP, a Delaware limited partnership controlled by its general partner, GCC Acquisition Holdings, Inc.

EE 208 South Rogers Lane, Raleigh, NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Commercial Lending LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

260 Springside Drive Akron OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch04 Charlotte NC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch Charlotte NC LLC, a Delaware limited liability company controlled by its sole member, Little Arch04 Charlotte NC Member LLC.

CMI04 Canton NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Midway NC Gladstone Commercial LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

GCC Granby LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Granby Property Trust, a Delaware statutory trust controlled by its grantor, GCC Granby LLC.

GCC Dorval LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Dorval Property Trust, a Delaware statutory trust controlled by its grantor, GCC Dorval LLC.

3094174 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

3094175 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

WMI05 Columbus OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

2525 N Woodlawn Vstrm Wichita KS LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Corning Big Flats LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw SPE GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw GCC LP, a Delaware limited partnership controlled by its general partner, OB Crenshaw SPE GP LLC.

HMBF05 Newburyport MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YorkTC05 Eatontown NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

STI05 Franklin NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC LLC, a Delaware limited liability company controlled by its sole member, AFL05 Duncan SC Member LLC.

MSI05-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WMI05 Hazelwood MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CI05 Clintonville WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

PZ05 Maple Heights OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YCC06 South Hadley MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NW05 Richmond VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SVMMC05 Toledo OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ACI06 Champaign IL LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

UC06 Roseville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TCI06 Burnsville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RC06 Menomonee Falls WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX LP, a Delaware limited partnership controlled by its general partner, SJMH06 Baytown TX GP LLC.

NJT06 Sterling Heights MI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CMS06-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

MPI06 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GSM LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

AC07 Lawrenceville GA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC, L.P., a Delaware limited partnership, controlled by its general partner, EE07 Raleigh NC GP LLC.

WPI07 Tulsa OK LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

APML07 Hialeah FL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EI07 Tewksbury MA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GBI07 Syracuse NY LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

CDLCI07 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

FTCH107 Grand Rapids MI LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

DBP107 Bolingbrook IL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

Pocono PA GCC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

RCOG07 Georgia LLC, a Delaware limited liability company, controlled by its manager Gladstone Commercial Limited Partnership.

C08 Fridley MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA, L.P., a Delaware limited partnership controlled by its general partner, SRFF08 Reading PA GP LLC.

OS08 Winchester VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RB08 Concord OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC L.P., a Delaware limited partnership controlled by its general partner, RPT08 Pineville NC GP LLC.

FMCT08 Chalfont PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FMCT08 Chalfont PA, L.P., a Delaware limited partnership controlled by its general partner, FMCT08 Chalfont PA GP LLC.

D08 Marietta OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ELF08 Florida LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SCC10 Orange City IA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TMC11 Springfield MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FS11 Hickory NC GP LLC, a Delaware limited liability company controlled by its manager Gladstone Commercial Limited Partnership.

FS11 Hickory NC, LP, a Delaware limited partnership controlled by its general partner, FS11 Hickory NC GP LLC.

AFR11 Parsippany NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Hemingway at Boston Heights, LLC, a Ohio limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WEC11 Dartmouth MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WC11 Springfield MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CBP11 Green Tree PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CBP11 Green Tree PA, L.P., a Delaware limited partnership controlled by its general partner, CBP11 Green Tree PA GP LLC.

IPA12 Ashburn VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

PNA11 Boston Heights OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ABC12 Ottumwa IA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CVG12 New Albany OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Land Corporation, a Maryland corporation controlled by David Gladstone through indirect 100% stock ownership.

Gladstone Land Partners, LLC, a Delaware limited liability company controlled by its manager, Gladstone Land Corporation.

Gladstone Land Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Land Corporation.

Gladstone Land Limited Partnership, a Delaware limited partnership controlled by its general partner, Gladstone Land Partners, LLC.

San Andreas Road Watsonville LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Gonzales Road Oxnard LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Beach Street Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Dalton Lane Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Keysville Road Plant City, LLC, a Florida limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Carlton Lake Road Plant City, LLC, a Florida limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Gladstone Holding Corporation, a Delaware corporation controlled by David Gladstone through 100% indirect stock ownership.

Gladstone Management Corporation, a Delaware corporation controlled by Gladstone Holding Corporation, through 100% ownership.

Gladstone Administration, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Holding Corporation.

Gladstone Securities, LLC, a Connecticut limited liability company controlled by its member, Gladstone Holding Corporation.

Gladstone General Partner, LLC, a Delaware limited liability company controlled by its manager, Gladstone Management Corporation.

Gladstone Participation Fund LLC, a Delaware limited liability company controlled by Gladstone General Partner, LLC.

Gladstone Partners Fund, LP, a Delaware limited partnership controlled by its general partner, Gladstone Management Corporation.

Gladstone Lending Corporation, a Maryland corporation controlled by David Gladstone through 100% indirect stock ownership.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock at May 31, 2012.

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	63

Item 30. Indemnification

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”) or any valid rule, regulation or order of the Securities and Exchange Commission (“SEC”) thereunder, our articles of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise to the maximum extent permitted by Section 2-418 of the Annotated Code of Maryland, Corporations and Associations (the “Maryland Law”). The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition to any indemnification to which our directors and officers are entitled pursuant to our articles of incorporation and bylaws and Maryland Law, our articles of incorporation and bylaws permit us to indemnify our other employees and agents to the fullest extent permitted by Maryland Law, whether such employees or agents are serving us or, at our request, any other entity.

In addition, the investment advisory and management agreement between us and our investment adviser, Gladstone Management Corporation (the “Adviser”), as well as the administration agreement between us and our administrator Gladstone Administration, LLC (the “Administrator”), each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser or our Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of our Administrator’s services under the administration agreement, as applicable.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(2)	the Transfer Agent, Computershare Shareholder Services LLC, 480 Washington Boulevard, Jersey City, NJ 07310;

(3)	the Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(4)	the Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 935, Pittsburgh, PA 15262; and

(5)	the Collateral Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 935, Pittsburgh, PA 15262.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	We hereby undertake to suspend the offering of shares until the prospectus is amended if, subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement.

2.	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading;

(g)	to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share;

(h)	to file a post-effective amendment to the registration statement in connection with any rights offering and

(i)	to file a post-effective amendment to eh registration statement in connection with any combined offering of securities.

3. We hereby undertake that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and Commonwealth of Virginia, on the 1st day of June 2012.

GLADSTONE CAPITAL CORPORATION

By:	/s/ DAVID GLADSTONE
David Gladstone
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 7 to the Registration Statement has been signed below by the following persons in the capacities indicated on June 1, 2012:

By:	/s/ DAVID GLADSTONE
David Gladstone
Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

By:	/s/ DAVID WATSON
David Watson
Chief Financial Officer and Treasurer (principal financial and accounting officer)

By:	*
Terry L. Brubaker
Vice Chairman, Chief Operating Officer, Secretary and Director

By:	*
George Stelljes III
President, Chief Investment Officer and Director

By:	*
David A. R. Dullum
Director
By:	*
Anthony W. Parker
Director

By:	*
Michela A. English
Director

By:	*
Paul W. Adelgren
Director

By:	*
John H. Outland
Director

By:	*
Jack Reilly
Director

*By:	/s/ DAVID GLADSTONE
David Gladstone
(attorney-in-fact)

Exhibits

Exhibit Number	Description

2.a.1	Articles of Amendment and Restatement of the Articles of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016 (previously filed on October 31, 2011 with Post-Effective Amendment No. 5 to this Registration Statement).

2.b.1	By-laws, incorporated by reference to Exhibit b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.b.2	Amendment to Bylaws, incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 814-00237), filed February 17, 2004.

2.b.3	Second Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.

2.b.4	Third Amendment to Bylaws, incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.

2.c	Not applicable.

2.d.1	Form of Direct Registration Transaction Advice for the Registrant’s common stock, par value $0.001 per share, incorporated by reference to Exhibit d to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.d.2	Specimen Stock Certificate, incorporated by reference to Exhibit d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.

2.d.3	Form of Senior Indenture (previously filed on October 20, 2009 with this Registration Statement).

2.d.4	Form of Subordinated Indenture (previously filed on October 20, 2009 with this Registration Statement).

2.d.5	Specimen 7.125% Series 2016 Term Preferred stock certificate (previously filed on October 31, 2011 with Post-Effective Amendment No. 5 to this Registration Statement).

2.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 2.e to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.f	Not applicable.

2.g.1	Amended and Restated Investment Advisory and Management Agreement between Gladstone Capital Corporation and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).

2.h.1	Equity Distribution Agreement, dated as of May 17, 2010, by and among Gladstone Capital Corporation, Gladstone Management Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC (previously filed on May 17, 2010 with Post-Effective Amendment No. 1 to this Registration Statement).

2.i	Not applicable.

2.j	Custodian Agreement between Gladstone Capital Corporation and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 814-00237), filed August 1, 2006.

1

2.k.1	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001, incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.

2.k.2	Redemption Agreement, dated as of September 7, 2010, between Gladstone Capital Corporation and David Gladstone, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.

2.k.3	Third Amended and Restated Credit Agreement dated as of May 15, 2009 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the CP Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed May 19, 2009.

2.k.4	Administration Agreement between Gladstone Capital Corporation and Gladstone Administration, LLC, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006 (renewed on July 7, 2010).

2.k.5	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.

2.k.6	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010 by and among Gladstone Business Loan, LLC as Borrower, Gladstone Management Corporation as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Key Equipment Finance Inc. as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.

2.l	Opinion of Cooley Godward Kronish LLP (previously filed on October 20, 2009 with this Registration Statement).

2.m	Not applicable.

2.n.1	Consent of Independent Registered Public Accounting Firm.

2.n.2	Consent of Cooley Godward Kronish LLP (included in Exhibit 2.1) (previously filed on October 20, 2009 with this Registration Statement).

2.n.3	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule (previously filed on March 6, 2012 with Post-Effective Amendment No. 6 to this Registration Statement).

2.o	Not applicable.

2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00237), filed October 12, 2005.

2.s.1	Power of Attorney (included in the signature page of the original filing of this Registration Statement, filed on October 20, 2009).

2.s.2	Power of Attorney (previously filed on April 7, 2011 with Post-Effective Amendment No. 2 to this Registration Statement).

2